                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-87377

                         [LOGO OF ONSALE APPEARS HERE]
                                1350 Willow Road
                          Menlo Park, California 94025

                               September 21, 1999

Dear Stockholders:

  You are cordially invited to attend a special meeting of stockholders of Onsale, Inc. This meeting will be held at Onsale's headquarters at 1350 Willow Road, Menlo Park, California on Thursday, November 4, 1999 at 10:00 a.m., Pacific time.

  At the meeting, we will ask you to vote on a proposal to combine our company with Egghead.com, Inc. If the merger proposal is approved, you collectively will own about 53% of the combined company. Although the proposed merger is structured as an acquisition of Egghead by Onsale, the name of the combined company will be changed to "Egghead.com, Inc." after the merger.

  After careful consideration, our board of directors unanimously approved this proposed merger and determined the merger to be fair and in the best interests of Onsale and you, our stockholders. Our board of directors has approved the issuance of shares of Onsale common stock in the merger, adopted Onsale's amended and restated certificate of incorporation and approved the amendment to our 1995 Equity Incentive Plan.

  Our board of directors unanimously recommends a vote FOR each proposal to be voted upon at the meeting.

  A notice of the meeting and a disclosure document relating to the proposed merger is enclosed. The disclosure document describes each proposal in detail and presents significant related information. Please read it carefully.

  It is important that you use this opportunity to take part in the affairs of Onsale by voting on the business to come before this meeting. Whether or not you expect to attend the meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage-paid envelope so that your shares may be represented at the meeting. Your vote is very important. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

  You will not be required to exchange your Onsale stock certificates for stock certificates of the combined company. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES.

                                          Sincerely,

                                          /s/ S Jerrold Kaplan

                                          S. Jerrold Kaplan
                                          Chairman of the Board, President and
                                          Chief Executive Officer

  This document is being first sent to stockholders on or about September 24,
                                     1999.

                       [LOGO OF ONSALE.COM APPEARS HERE]

                                1350 Willow Road
                          Menlo Park, California 94025

                                ---------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
              To be held Thursday, November 4, 1999 at 10:00 a.m.

                                ---------------

Dear Stockholders:

  Onsale, Inc. will hold a special meeting of its stockholders at its headquarters at 1350 Willow Road, Menlo Park, California on Thursday, November 4, 1999 at 10:00 a.m., Pacific time. At the meeting, you will be asked:

  1. To approve the issuance of shares of Onsale common stock in connection with our proposed merger with Egghead.com, Inc. and to adopt Onsale's amended and restated certificate of incorporation, which will:

    . change the name of the corporation from Onsale, Inc. to Egghead.com, Inc.;

    . increase the authorized number of shares of all classes of stock to 100,000,000 and the authorized number of shares of common stock to 98,000,000 shares;

    . divide the Onsale board of directors into three classes;

    . incorporate provisions currently included in Onsale's amended and restated bylaws related to the election and removal of Onsale directors, vacancies on Onsale's board and transaction of business by Onsale's stockholders; and

    . add a two-thirds vote requirement to amend or repeal certain provisions of the certificate of incorporation, including those related to the classified board, election and removal of Onsale directors, vacancies on Onsale's board and transaction of business by Onsale stockholders.

  2. To approve an amendment to our 1995 Equity Incentive Plan which increases by 950,000 the number of shares of common stock authorized and reserved for issuance under the plan and provides for automatic grants of stock options to Onsale directors.

  We do not anticipate that any other matter will be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on these matters in accordance with their respective judgments.

  These proposals are more fully described in the disclosure document that accompanies this notice. You should read this document carefully.

  Only Onsale stockholders of record at the close of business on September 20, 1999 are entitled to notice of and to vote at the meeting or at any adjournment of the meeting.

                                      By Order of the Board of Directors
                                      of Onsale, Inc.

                                      /s/ John E. Labbett

                                      John E. Labbett
                                      Senior Vice President,
                                      Chief Financial Officer and Secretary

Menlo Park, California
September 21, 1999

                           FREQUENTLY ASKED QUESTIONS

Q:Why are Onsale and Egghead proposing to merge?

  A: This merger will combine two leading Internet retailers of computers and related products, with the objective of consolidating and extending their leadership position. Overall, both Onsale and Egghead believe that the merger will provide added value to their respective stockholders. For a complete description of Onsale's and Egghead's reasons for the merger, we encourage you to refer to pages 45-49 of this document.

Q:What will Egghead shareholders receive in the merger?

  A: As a result of the merger, Egghead shareholders will receive shares of Onsale common stock in exchange for their shares of Egghead common stock. The shares of Onsale common stock that they receive in the merger will represent stock ownership in the combined company after the merger.

    Specifically, each Egghead shareholder will receive 0.565 shares of Onsale common stock for each share of Egghead common stock owned. For example, if you own 100 shares of Egghead common stock, you will receive 56 shares of Onsale common stock in exchange for your Egghead shares. Onsale will not issue fractional shares of common stock. Each Egghead shareholder will receive cash instead of any fractional shares, based on the market value of Onsale common stock. In the above example, in addition to the 56 shares of Onsale common stock, you would also receive cash instead of the .5 shares of Onsale common stock.

    The number of shares of Onsale common stock to be issued for each share of Egghead common stock is fixed and will not be adjusted based upon changes in the values of Onsale or Egghead common stock. As a result, the value of the Onsale shares you will receive in the merger will not be known before the merger, and will go up or down as the market price of Onsale common stock goes up or down. To estimate the value of the Onsale shares you will receive for your Egghead shares, multiply the number of Egghead shares you own times 0.565 times the market price of a share of Onsale common stock. However, this is only an estimate. The actual value of the Onsale shares you will receive will fluctuate with the market price of Onsale common stock up until the merger and afterward.

    Onsale's and Egghead's stock prices are volatile. We encourage you to obtain current market quotations of Onsale common stock and Egghead common stock.

    For a more complete description of what you will receive in the merger, see the section entitled "The Merger -- Conversion of Egghead common stock" on page 59.

Q:What will Onsale stockholders receive in the merger?

  A: Onsale stockholders will not receive any new shares of Onsale common stock as a result of the merger. Onsale stockholders before the merger will continue to own their shares of Onsale common stock, which will represent stock ownership in the combined company, after the merger.

Q:What is the merger?

  A: The merger is the combination of two businesses, Onsale and Egghead, which will result in Egghead becoming a wholly-owned subsidiary of Onsale. The merger will be effected by converting the outstanding shares of Egghead common stock into shares of Onsale common stock.

    Based on the exchange ratio of 0.565 and the capitalization of Onsale and Egghead as of September 20, 1999, those persons who are shareholders of Egghead immediately before the merger will own approximately 47% of the combined company afterward, and those persons who are stockholders of Onsale immediately before the merger will own approximately 53% of the combined company afterward. Holders of Egghead employee stock options will automatically receive options to purchase

     Onsale common stock on terms substantially the same as their Egghead stock options, with quantity and exercise price adjusted for the exchange ratio.

     For a more complete description of the merger, see the section entitled "The Merger" on page 40.

Q:What will the name of the combined company be after the merger?

  A: Onsale will change its name after the merger, so that the combined company will be known as "Egghead.com, Inc."

Q:Do the boards of directors of Egghead and Onsale recommend voting in favor of the merger?

  A: Yes. After careful consideration, Egghead's board of directors unanimously recommends that its shareholders vote in favor of the proposal to adopt and approve the merger agreement and approve the merger. Likewise, after careful consideration, the Onsale board of directors unanimously recommends that its stockholders vote in favor of the proposal to issue Onsale common stock in the merger and to adopt Onsale's amended and restated certificate of incorporation.

     For a more complete description of the recommendations of the boards of directors of Onsale and Egghead, see the sections entitled "The
     Merger -- Onsale's reasons for the merger" on page 45, "--
      Recommendation of Onsale's board of directors" on page 46, "-- Egghead's reasons for the merger" on page 47 and "-- Recommendation of
     Egghead's board of directors" on page 49.

Q: Have the executive officers and directors of Onsale and Egghead agreed to vote their shares in favor of the merger?

  A: Yes.

Q:Are there risks I should consider in deciding whether to vote for the merger?

  A: Yes. For example, the combined company might not realize the expected benefits of the merger. In evaluating the merger, you should carefully consider the factors discussed in the section entitled "Risk Factors" on page 18.

Q:What do I need to do now?

  A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at your stockholders' meeting. If you return your signed proxy but do not include instructions on how to vote it, your shares will be voted "FOR" the merger-related proposal.

     IF YOUR SHARES ARE NOT VOTED, THIS WILL HAVE THE EFFECT OF A VOTE AGAINST THE MERGER. For a more complete description of voting your shares, see the sections entitled "The Onsale Meeting -- Voting of proxies" on page 28 and "The Egghead Meeting -- Voting of proxies; abstentions and broker non-votes" on page 37.

Q:If my shares are held in "street name" by my broker, will my broker vote my shares for me?

  A: No, unless you instruct your broker to do so. Your broker does not have discretion to vote your shares on the merger-related proposal. As a result, because of the vote required for approval by Egghead's shareholders, if you are an Egghead shareholder and you fail to vote directly or by instructing your broker to vote your shares, this will have the effect of a vote against the merger.

     For a more complete description of voting shares held in "street name," see the sections entitled "The Onsale Meeting -- Voting of proxies" on page 28 and "The Egghead Meeting -- Voting of proxies; absentions and broker non-votes" on page 37.

Q:If I am an Egghead shareholder, should I send in my Egghead stock certificates now?

  A: No. After the merger is completed, we will send you written instructions for exchanging your Egghead stock certificates for Onsale stock certificates representing your stock ownership in the combined company.

Q:If I am an Onsale stockholder, should I do anything with my Onsale stock certificates?

  A: No. Your Onsale stock certificates will represent stock ownership of the combined company after the merger.

Q: When do you expect the merger to be completed?

  A: We are working toward completing the merger as quickly as possible. We hope to complete it promptly following the Onsale and Egghead stockholder meetings, which are scheduled for November 4, 1999. However, the merger is subject to several conditions which could affect the timing of the completion of the merger.

    For a more complete description of the conditions to the merger, see the section entitled "The Merger Agreement -- Conditions to closing the merger" on page 68.

Q:Will I recognize a taxable gain or loss as a result of the merger?

  A: We expect that if the merger is completed, you will not recognize gain or loss for income tax purposes, except that Egghead shareholders will recognize gain or loss with respect to cash received by dissenting shareholders or for fractional shares. However, we urge you to consult your own tax advisor to determine your particular tax consequences.

    For a more complete description of the tax consequences, see the section entitled "The Merger -- Material United States federal income tax consequences of the merger" on page 60.

Q:Who should I call with questions?

  A: Onsale stockholders should call Onsale Investor Relations at (650) 470-
     2480 with any questions about the merger. Egghead shareholders should call Egghead Investor Relations at (206) 448-7631 with any questions about the merger.


                If you are an Egghead shareholder and have any
            question about the procedures for voting your shares,
              please call MacKenzie Partners at 1-800-322-2885.


    You may also obtain additional information about Onsale and Egghead from documents each of us files or has filed with the Securities and Exchange Commission by following the instructions in the section entitled "Where You Can Find More Information" on page 107.

                                    SUMMARY

                                 The Companies

                      [LOGO OF ONSALE(R).COM APPEARS HERE]

Onsale, Inc.
1350 Willow Road, Suite 100
Menlo Park, California 94025
(650) 470-2400

  Onsale is a leading Internet retailer providing low prices and personalized service through automation. Onsale atCost offers computer equipment at wholesale prices directly to businesses and consumers. Onsale atAuction offers bargains on excess merchandise and services through online auctions, such as personal computers, consumer electronics, sports and fitness equipment and vacation packages.


                     [LOGO OF EGGHEAD(R).COM APPEARS HERE]

Egghead.com, Inc.
521 SE Chkalov Drive
Vancouver, Washington 98683
(360) 883-3447

  Egghead is a leading online retailer of personal computer hardware, software, peripherals and accessories. Egghead has a well-recognized brand and brings over 14 years of retailing experience to Internet commerce. Through its web site, Egghead sells current version computer-related products, consumer electronics and other consumer and business goods, as well as close-out, excess, refurbished and reconditioned goods, through fixed-price and auction formats.

                           Summary of the Transaction

The merger

  If the merger is approved, Egghead will become a wholly-owned subsidiary of Onsale. Onsale's name will be changed so that the combined company will be known as "Egghead.com, Inc." effective upon the closing of the merger.

  The merger agreement is attached to this document as Annex A. We encourage you to read the merger agreement carefully. For a more complete description of the merger agreement, see the section entitled "The Merger Agreement" beginning on page 64.

  Potential benefits

  We believe the merger will provide the combined company with the opportunity to realize several benefits, including the potential to:

    . consolidate and extend the position of the combined company as a leading Internet retailer of personal computers and related products;

    .  build a single, widely-recognized online brand;

    . increase sales by leveraging Egghead's traffic with Onsale's higher sales-per-visitor ratio;

    .  reduce costs and achieve economies of scale;

    .  combine traffic and customer bases; and

    .  combine technological expertise and retail experience.

  Risks

  Risks associated with the merger include:

    . the possibility that the value of the Onsale common stock to be issued to Egghead shareholders in the merger will increase or decrease before the closing of the merger;

    . the risk that the combined company may not achieve the expected ratio of sales to visitors;

    . the possibility that the expected benefits of the merger might not be realized;

    . the technical, operational, managerial and personnel-related challenges of integrating the two companies;

    .  the possible loss of key employees as a result of the merger; and

    . the possibility that the merger might not be accounted for as a pooling of interests.

  Please refer to the risks described in "Risk Factors" on page 18 and the sections entitled "The Merger -- Onsale's reasons for the merger" on page 45 and "--Egghead's reasons for the merger" on page 47.

No other negotiations

  Until the merger is completed or the merger agreement is terminated, each of us has agreed, with limited exceptions, not to take any action, directly or indirectly, with respect to an Acquisition Proposal, as defined on page 66 of this document.

  If either of us receives an unsolicited, written, bona fide Acquisition Proposal at least 20 business days before the date of our respective stockholders' meetings that our board reasonably concludes may constitute a Superior Offer, as defined on page 67 of this document, that company may furnish non-public information regarding it and may enter into discussions with the person or group who has made the Acquisition Proposal if it provides written notice to the other company and follows other specified procedures.

  We each have agreed to inform the other promptly as to any Acquisition Proposal, request for non-public information or inquiry which we believe would lead to an Acquisition Proposal. We each have agreed to inform the other of the status and details of any Acquisition Proposal.

  Either of our boards may change its recommendation in favor of the merger if it receives a Superior Offer and the other company does not respond with a corresponding offer at least as favorable as the Superior Offer.

  For a more complete description of these limitations on each of our actions with respect to an Acquisition Proposal, please refer to the sections entitled "The Merger Agreement--No other negotiations," on page 65, "--Termination of the merger agreement" on page 70 and "--Termination fee" on page 71 of this document and the corresponding sections of the merger agreement.

Conditions to closing the merger

  Our respective obligations to complete the merger are subject to the prior satisfaction or waiver of several conditions. The conditions that must be satisfied or waived before the merger can be completed include the following, subject to exceptions and qualifications:

    . the merger agreement must be adopted and approved and the merger must be approved by the holders of two-thirds of Egghead common stock outstanding as of the record date;

    . the proposal to issue shares of Onsale common stock in the merger and to adopt Onsale's amended and restated certificate of incorporation, as described in this document, must be approved by the holders of a majority of the shares of Onsale common stock outstanding as of the record date;

    . Onsale's registration statement must be declared effective by the Securities and Exchange Commission;

    . Waiting periods under applicable antitrust laws must expire or be terminated;

    . no governmental injunction or order preventing the closing of the merger or restricting Onsale's conduct or operation of the business of Egghead in a material way may be in effect;

    .  we must obtain all required government approvals;

    . we must each receive an opinion of our own tax counsel to the effect that the merger will qualify as a tax-free reorganization;

    . the shares of Onsale common stock to be issued to Egghead shareholders in the merger must have been approved for quotation on the Nasdaq National Market;

    . Onsale's board of directors must amend Onsale's bylaws to increase the size of Onsale's board of directors from five to nine directors, and actions must be taken to cause the board of directors of the combined company to consist immediately after the merger of four Onsale designees, four Egghead designees and one designee mutually selected by Onsale and Egghead;

    . the respective representations and warranties of Onsale and Egghead in the merger agreement must be true and correct in all material respects;

    . we must comply in all material respects with our respective agreements in the merger agreement;

    . no material adverse change must have occurred with respect to Onsale or Egghead;

    . we must each obtain all required consents, waivers and approvals required in connection with the consummation of the merger in connection with the agreements listed on each company's disclosure letter;

  . the independent accountants for Onsale and Egghead must each provide a letter regarding the appropriateness of pooling-of-interest accounting for the merger; and

  . the aggregate number of dissenting Egghead shares must not exceed five percent of the aggregate number of shares of Egghead common stock outstanding immediately before the closing of the merger.

  Some of the conditions may be waived by Onsale and some may be waived by Egghead. For a more complete description of the conditions to closing the merger, see the section entitled "The Merger Agreement--Conditions to closing the merger" on page 68.

Votes required for approval

  Egghead proposal. The holders of two-thirds of the shares of Egghead common stock as of September 20, 1999, the record date, must adopt and approve the merger agreement and approve the merger. Egghead shareholders are entitled to cast one vote per share of Egghead common stock owned as of the record date. The directors and executive officers of Egghead, who collectively hold approximately 0.3% of Egghead common stock outstanding as of the record date, have agreed to vote in favor of the merger.

  Onsale proposal. The holders of a majority of the shares of Onsale common stock outstanding as of September 20, 1999, the record date, must approve the proposal to issue Onsale common stock in the merger and to adopt Onsale's amended and restated certificate of incorporation. Onsale stockholders holding approximately 51.7% of the outstanding shares of Onsale common stock as of the record date have agreed to vote all of their shares of Onsale common stock in favor of this proposal. As a result, assuming these stockholders vote as required by their voting agreements, this proposal will be approved.

  For a more complete description of the votes required for approval of the merger see the sections entitled "The Onsale Meeting--Vote and quorum required" on page 27 and "The Egghead Meeting--Vote required" on page 37.

Termination of the merger agreement

  The merger agreement may be terminated under specified circumstances at any time prior to closing the merger, as follows:

    .  by our mutual consent;

    . by either of us, if the merger is not completed by April 13, 2000, except that this right is not available to any party whose breach of the merger agreement resulted in the failure of the merger to occur by this date;

    . by either of us, if an order, decree or ruling of a governmental entity prohibiting the merger is issued and not appealable;

    . by either of us, if the Egghead shareholders do not adopt and approve the merger agreement and approve the merger at the Egghead shareholders' meeting;

    . by either of us, if the Onsale stockholders do not approve the proposal to adopt Onsale's amended and restated certificate of incorporation and to issue shares in the merger at the Onsale stockholders' meeting;

    . by either of us, prior to approval of the merger-related proposal by the other's stockholders, if a Trigger Event, as defined on page 71, occurs with respect to the other; or

    . by either of us, upon a breach of any representation or warranty or other specified provisions of the merger agreement that is not curable, or is not cured, before April 13, 2000.

  For a more complete description of the manner in which the merger agreement may be terminated, see the section entitled "The Merger Agreement--Termination of the merger agreement" on page 70.

Termination fee and loan

  If the merger agreement is terminated, Egghead or Onsale may be required to pay the other party a termination fee equal to 4% of the paying company's equity value. Generally, this obligation arises on the part of one company if:

    . its board adversely amends or withdraws its recommendation to its stockholders in favor of the merger-related proposal or similar specified events occur;

    . its stockholders fail to approve the merger-related proposal by the required vote, a third party publicly announces an Acquisition Proposal with respect to that company before the merger agreement is terminated, and within one year after termination that company and a third party enter into an agreement for or complete an Acquisition, as defined on page 72; or

    .  the merger is not completed by April 13, 2000, and

      -- a third party publicly announces an Acquisition Proposal with respect to that company before the merger agreement is terminated, and within one year after termination that company and a third party enter into an agreement for or complete an Acquisition, or

      -- that company's breach of the merger agreement caused the failure to complete this merger and within one year after the merger agreement is terminated that company and a third party enter into an agreement for or complete an Acquisition.

  In addition, Egghead is obligated to make an unsecured loan to Onsale for up to $16 million and to reimburse Onsale for expenses incurred in connection with the merger agreement and related transactions, including investment banking, legal and accounting fees and expenses, if:

    .  the merger agreement is terminated by either of us because

      -- the merger was not completed by April 13, 2000, and in the case of this termination, Egghead's shareholders had failed to approve the merger at the Egghead shareholders' meeting, or

      -- Egghead's shareholders failed to approve the merger at the Egghead shareholders' meeting; and

    . Egghead had not paid the termination fee described above to Onsale within two days after the merger agreement had been terminated.

  For a more complete description of the payment of the termination fee, see the sections entitled "The Merger Agreement--Termination fee" on page 71 and "--Termination loan and expenses" on page 72.

The stock option agreements

  We entered into reciprocal stock option agreements with each other. Egghead granted Onsale the option to buy up to a number of shares of Egghead common stock equal to 19.9% of the outstanding shares of Egghead common stock on the date of exercise of the option at an exercise price of $12.06 per share. Onsale granted Egghead the option to buy up to a number of shares of Onsale common stock equal to 19.9% of the outstanding shares of Onsale common stock on the date of exercise of the option at an exercise price of $22.50 per share.

  Based on the number of shares of Egghead common stock outstanding on September 20, 1999, Onsale's option would be exercisable for approximately 6,126,827 shares of Egghead common stock. Based on the number of shares of Onsale common stock outstanding on September 20, 1999, Egghead's option would be exercisable for approximately 3,918,115 shares of Onsale common stock. However, neither option is currently exercisable, and these options will only become exercisable if specified conditions are triggered. These triggering conditions include failure by the other company's stockholders to approve the merger-related proposal at that company's stockholders' meeting, entering into an agreement for an alternative merger transaction or similar transaction and other actions inconsistent with closing the merger. For a more detailed description of these triggering conditions and a description of when these options terminate, you should read the section entitled "Related Agreements-- The stock option agreements" on page 73.

  Each of us required the other to grant the option as a prerequisite to entering into the merger agreement. The options may discourage third parties who are interested in acquiring a significant stake in either of us and is intended by us to increase the likelihood that the merger will be completed.

  For a more complete description of the Egghead and Onsale stock option agreements, please refer to the section entitled "Related Agreements--The stock option agreements" on page 73. The Egghead stock option agreement is attached to this document as Annex C, and the Onsale stock option agreement is attached to this document as Annex D. We urge you to read both agreements in their entirety.

The voting agreements

  Egghead securityholders Brian W. Bender, Jonathan W. Brodeur, Tommy E. Collins, C. Scott Gibson, Norman F. Hullinger, James F. Kalasky, George P. Orban, Eric P. Robison, Robert T. Wall, Karen L. White and Melvin A. Wilmore entered into voting agreements with Onsale. The voting agreements require these persons to vote all the shares of Egghead common stock they own in favor of the merger-related proposal. These persons collectively held approximately 0.3% of the outstanding Egghead common stock as of the record date.

  Onsale securityholders Bari Abdul, Alan Fisher, Peter Harris, Peter Jackson, John Labbett, Jerry Kaplan, Merle McIntosh, Razi Mohiuddin, Ken Orton and Jeff Sheahan entered into voting agreements with Egghead. The voting agreements require them to vote all the shares of Onsale common stock that they own in favor of the merger-related proposal. These persons collectively held approximately 51.7% of the outstanding Onsale common stock as of the record date. As a result, assuming these persons vote as required by their voting agreements, the Onsale merger-related proposal will be approved.

  For a more complete description of the Egghead shareholders' and Onsale stockholders' voting agreements, please refer to the section entitled "Related Agreements--The voting agreements" on page 75. The form of Egghead voting agreement is attached to this document as Annex E, and the form of Onsale voting agreement is attached to this document as Annex F. We urge you to read both agreements in their entirety.

Opinions of financial advisors

  In deciding to approve the merger, our boards of directors considered opinions from our respective financial advisors as to the fairness of the exchange ratio from a financial point of view. Onsale received an opinion from its financial advisor, Morgan Stanley & Co. Incorporated, and Egghead received an opinion from its financial advisor, Hambrecht & Quist LLC. For a more complete description of the financial advisors' opinions see the sections entitled "The Merger--Opinion of Onsale's financial advisor" on page 49 and "-- Opinion of Egghead's financial advisor" on page 53. These opinions are attached to this document as Annexes G and H, and we urge you to read both opinions in their entirety.

Accounting treatment of the merger

  We intend to account for the merger as a pooling of interests for financial reporting and accounting purposes, in accordance with generally accepted accounting principles. After the merger, the results of operations of Egghead will be included in the consolidated financial statements of Onsale.

Interests of executive officers and directors in the merger

  When considering the recommendations of Onsale's and Egghead's boards of directors, you should be aware that the directors and executive officers of Onsale and Egghead have interests in the merger and have arrangements that are different from those of Onsale stockholders and Egghead shareholders generally. These include:


    . George Orban, the Chief Executive Officer and Chairman of the board of directors of Egghead, will become the Chairman of the board of directors of the combined company after the merger;

    . Jerry Kaplan, the Chief Executive Officer, President and Chairman of the board of directors of Onsale, will become the Chief Executive Officer of the combined company after the merger;

    . C. Scott Gibson, Robert Wall and Karen White, who currently serve on Egghead's board, will also become members of the board of directors of the combined company;

    . Jerry Kaplan, Alan Fisher, Peter Harris and Ken Orton, who currently serve on Onsale's board, will continue as members of the board of directors of the combined company;

    . Several other executive officers of Onsale and Egghead will become officers of the combined company after the merger;

    . At the effective time of the merger, each outstanding option to purchase Egghead common stock, including any stock option held by any executive officer or director of Egghead, will be assumed by Onsale and will become an option to acquire common stock of the combined company after the merger, with the number of shares subject to the option and the option exercise price to be adjusted according to the
       0.565 exchange ratio;

    . Several executive officers of Egghead have agreements that provide for benefits, including severance and other payments and acceleration of stock option vesting, that may be triggered upon the closing of the merger or a subsequent termination of employment;

    . Non-employee directors of Egghead have options, the vesting of which will accelerate in connection with the merger; and

    . Onsale and Egghead directors and executive officers have customary rights to indemnification against specified liabilities.

  As a result, these directors and executive officers could be more likely to vote to approve the merger agreement and the merger than if they did not hold these interests. For a more complete description of the interests of persons in the merger, see the section entitled "The Merger--Interests of executive officers and directors in the merger" on page 57 and "Related Party Transactions" on page 103.

Appraisal and dissenters' rights

Under Delaware law, Onsale stockholders are not entitled to appraisal or dissenters' rights in the merger.

  Under Washington law, Egghead shareholders have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Egghead common stock. To preserve their rights, Egghead shareholders who wish to exercise their statutory dissenters' rights must follow the procedures described in Chapter 23B.13 of the Washington Business Corporation Act, a copy of which is attached as Annex I to this document. See also "The Merger-- Dissenters' rights" on page 62 and "Dissenters' Rights" on page 103.

Antitrust approval required to complete the merger

  The merger is subject to antitrust laws. We have made the required filings with the Department of Justice and the Federal Trade Commission, and we obtained early termination of the applicable waiting period on September 7, 1999. The Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion. For a more complete description of the antitrust issues in connection with the merger see the section entitled "The Merger--Regulatory filings and approvals required to complete the merger" on page 62.

Restrictions on selling Onsale common stock received in the merger

  All shares of Onsale common stock received by Egghead shareholders in connection with the merger will be freely transferable unless the holder is considered an affiliate of Onsale or Egghead under the Securities Act. For a more complete description of transfer restrictions applicable to our affiliates, see the section entitled "The Merger--Restrictions on sales of shares of Onsale common stock issued in the merger by affiliates of Egghead and Onsale" on page 62.

  Affiliates of Onsale and Egghead must not sell any shares of either company's stock, except in specified limited amounts, until the day that the combined company publicly announces financial results covering at least 30 days of combined operations after the merger.

Forward-looking statements in this document

  This document and the documents incorporated into this prospectus/proxy statement by reference contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act. These statements include statements with respect to Onsale's and Egghead's financial condition, results of operations and business and the expected impact of the merger on the combined company's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements.

  These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include:

    . the possibility that the value of the Onsale common stock to be issued to Egghead shareholders in the merger will increase or decrease prior to closing the merger;

    . the technical, operational and personnel-related challenges in integrating Egghead and Onsale;

    . the possibility that the anticipated benefits from the merger, including increased web site traffic and the expected sales-to-visitors ratio for the combined company, will not be fully realized;

    .  the possible loss of key employees as a result of the merger;

    . the possibility that the merger might not be accounted for as a pooling of interests;

    . other risks and uncertainties, including the possibility that intense competition will not allow the combined company to increase margins, the impact of competitive services, products and prices on the combined company's market share and the risk of increased government regulation; and

    . other risk factors described in the section entitled "Risk Factors" and as may be detailed from time to time in Onsale's and Egghead's public announcements and filings with the Securities and Exchange Commission.

  In evaluating the merger, you should carefully consider the discussion of these and other factors in the section entitled "Risk Factors" on page 18.

Comparative market price information

  Shares of both Onsale common stock and Egghead common stock are listed on the Nasdaq National Market. On July 12, 1999, the last full trading day prior to the public announcement of the proposed merger, Onsale's common stock closed at $22.75 per share, and Egghead's common stock closed at $11.94 per share. On September 20, 1999, Onsale's common stock closed at $15.00 per share, and Egghead's common stock closed at $7.56 per share. We urge you to obtain current market quotations. For a more complete description of market price information, see the section entitled "Comparative Per Share Market Price Data" on page 77.

  This summary may not contain all of the information that is important to you. You should read carefully this entire document and the other documents we refer to for a more complete understanding of the merger. In particular, you should read the annexes to this document, including the merger agreement, the Egghead and Onsale stock option agreements, the Egghead and Onsale stockholders' voting agreements, the opinion of Morgan Stanley, the opinion of Hambrecht & Quist and Chapter 23B.13 of the Washington Business Corporation Act.

  In addition, we incorporate important business and financial information about Onsale and Egghead into this document by reference. See "Documents Incorporated by Reference in this Document" on page 106. You may obtain the information incorporated into this document by reference without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 107.

              Selected Historical and Selected Unaudited Pro Forma
                 Condensed Combined Consolidated Financial Data

  The following selected historical financial data of Onsale and Egghead has been derived from their respective historical financial statements, and should be read in conjunction with those financial statements and the related notes, including those incorporated into this document by reference. Egghead uses a 52/53 week fiscal year ending on the Saturday nearest March 31; for convenience, these fiscal years are referred to as "March 31."

  The following selected unaudited pro forma condensed combined consolidated financial data gives effect to the merger pursuant to which Egghead will become a subsidiary of Onsale, which Onsale plans to account for as a pooling of interests. The unaudited pro forma condensed combined consolidated balance sheet data presents the combined financial position of Onsale and Egghead as of June 30, 1999 assuming that the proposed merger had occurred as of June 30, 1999. This pro forma information is based upon the historical balance sheet data of Onsale and Egghead as of that date. The unaudited pro forma condensed combined consolidated statements of operations data gives effect to the proposed merger of Onsale and Egghead by combining the results of operations of Onsale for each of the three years ended December 31, 1998 and for the six-month periods ended June 30, 1998 and 1999 with the results of continuing operations of Egghead for each of the three years ended March 31, 1999 and the six-month periods ended June 30, 1998 and 1999, respectively, on a pooling of interests basis. The continuing operations of Egghead for the three-month period ended March 31, 1999, resulting in net sales and a net loss from continuing operations of $42.3 million and $12.8 million, respectively, have been included in the pro forma statements of operations data for the year ended December 31, 1998 and for the six-month period ended June 30, 1999. The continuing operations of Egghead for the three-month period ended March 31, 1998, resulting in net sales and a net loss from continuing operations of $74.5 million and $39.3 million, respectively, have been included in the pro forma statements of operations data for the year ended December 31, 1997 and for the six-month period ended June 30, 1998. This unaudited pro forma condensed combined consolidated financial data should be read in conjunction with the historical financial statements of Onsale and Egghead and the related notes, including those incorporated into this document by reference.

  The unaudited pro forma condensed combined consolidated information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed at the times indicated, nor is it necessarily indicative of future operating results or financial position of the combined company. The unaudited pro forma condensed combined consolidated financial data as of June 30, 1999 and for each of the three years ended December 31, 1998 and for the six-month periods ended June 30, 1999 and 1998, are derived from the unaudited pro forma condensed combined consolidated financial statements included elsewhere in this document and should be read in conjunction with those financial statements and related notes. Please refer to the section entitled "Unaudited Pro Forma Condensed Combined Consolidated Financial Statements" beginning on page 79.

                  Onsale's Selected Historical Financial Data

                    (in thousands, except per share amounts)

                                                                      Six Months
                                                                        Ended
                                        Year ended December 31,        June 30,
                                        -------------------------  -----------------
                          Inception in
                          July, 1994 to
                          December 31,
                             1995(1)     1996    1997      1998     1998      1999
                          ------------- ------- -------  --------  -------  --------
Historical statements of
 operations data:
Revenue:
  Merchandise--Online...     $    30    $12,573 $85,997  $204,124  $89,450  $144,096
  Commission and other..         110      1,696   2,984     3,627    1,515     5,082
                             -------    ------- -------  --------  -------  --------
    Total revenue.......         140     14,269  88,981   207,751   90,965   149,178
Gross profit............         113      3,074  13,645    22,006   10,498     8,511
Total operating
 expenses...............         553      2,707  17,016    39,218   20,169    26,590
Net income (loss).......        (440)       361  (2,472)  (14,666)  (8,228)  (17,363)
Net income (loss) per
 share--
  Basic.................       (0.04)      0.03   (0.16)    (0.77)   (0.44)    (0.89)
  Diluted...............     $ (0.04)   $  0.03 $ (0.16) $  (0.77) $ (0.44) $  (0.89)
Shares used in per share
 calculations--
  Basic.................      12,015     12,090  15,742    18,953   18,753    19,552
  Diluted...............      12,015     13,536  15,742    18,953   18,753    19,552

                                                 December 31,
                                          ---------------------------- June 30,
                                          1995   1996   1997    1998     1999
                                          ----  ------ ------- ------- --------
Historical balance sheet data:
Cash and cash equivalents................ $ 20  $2,729 $56,566 $26,008 $19,893
Working capital (deficiency)............. (449)  1,731  60,579  46,320  30,825
Total assets.............................   73   5,680  67,143  69,426  58,080
Long-term liabilities....................  --      --      --    2,016   2,033
Total stockholders' equity (deficit)..... (419)  2,328  62,269  50,514  35,147

                  Egghead's Selected Historical Financial Data

                    (in thousands, except per share amounts)

                                                                           Six months
                                                                              ended
                                    Year ended March 31,                    June 30,
                          --------------------------------------------  ------------------
                           1995     1996     1997     1998      1999      1998      1999
                          -------  -------  -------  -------  --------  --------  --------
Historical statements of
 operations data:
Net sales:(2)
  Online................  $   --   $   149  $ 1,408  $59,737  $148,721  $ 56,107  $ 82,839
  Retail................  434,021  403,692  359,307  233,342       --     47,922       --
                          -------  -------  -------  -------  --------  --------  --------
    Total net sales.....  434,021  403,841  360,715  293,079   148,721   104,029    82,839
Gross profit............   72,454   69,262   56,464   35,904    14,380     2,801     7,126
Total operating
 expenses...............   81,213   90,065  104,366   93,375    55,366    49,148    33,311
Net loss from continuing
 operations.............   (3,291) (11,121) (48,961) (54,531)  (34,423)  (44,889)  (23,328)
Net loss from continuing
 operations per share--
 basic and diluted......  $ (0.19) $ (0.64) $ (2.78) $ (2.60) $  (1.40) $  (1.92) $  (0.83)
Number of shares used in
 per share
 calculations--basic and
 diluted................   17,281   17,437   17,581   20,967    24,569    23,357    28,170

                                           March 31,
                          -------------------------------------------- June 30,
                            1995     1996     1997     1998     1999     1999
                          -------- -------- -------- -------- -------- --------
Historical balance sheet
 data:
Cash and cash
 equivalents............  $ 42,592 $ 49,590 $ 83,473 $ 67,381 $119,467 $109,803
Working capital.........   118,728  105,113   87,250   50,135   99,950   89,744
Total assets............   270,141  284,232  175,520  131,152  176,185  165,787
Long-term liabilities...     1,420    1,183      438        3      --       --
Total shareholders'
 equity.................   146,416  139,269  100,047   86,087  140,994  130,947

  Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data

                    (in thousands, except per share amounts)

                                      Year ended            Six months ended
                                     December 31,               June 30,
                              ----------------------------  ------------------
                                1996      1997      1998      1998      1999
                              --------  --------  --------  --------  --------
Unaudited pro forma
 statements of operations
 data:
Revenue:
 Merchandise -- Online......  $ 13,981  $145,734  $352,491  $145,557  $226,261
 Retail.....................   358,786   231,724        --    47,502        --
 Commission and other.......     2,217     4,602     3,981     1,935     5,756
                              --------  --------  --------  --------  --------
  Total revenue.............   374,984   382,060   356,472   194,994   232,017
Gross profit................    59,538    49,549    36,386    13,299    15,637
Total operating expenses....   107,073   110,391    94,584    69,317    59,901
Net loss from continuing
 operations.................   (48,600)  (57,003)  (49,089)  (53,117)  (40,691)
Net loss from continuing
 operations per share --
 basic and diluted..........  $  (2.21) $  (2.07) $  (1.50) $  (1.66) $  (1.15)
Number of shares used in per
 share calculation -- basic
 and diluted................    22,023    27,588    32,834    31,950    35,468

                                                                   June 30,
                                                                     1999
                                                                   --------
      Unaudited pro forma balance sheet data:
      Cash and cash equivalents................................... $129,696
      Working capital............................................. $106,569
      Total assets................................................ $183,665
      Long-term liabilities....................................... $  2,033
      Total stockholders' equity.................................. $111,892

--------
(1) Onsale's results of operations for the period from inception (July 1994) to December 31, 1994 have been combined with the results of operations for the year ended December 31, 1995 due to its limited activity during the earlier period. During 1994, Onsale incurred expenses and reported a net loss of $41,000.

(2) Egghead's online net sales consist of the results of Egghead's online shopping web sites and inbound telephone orders. Egghead's retail net sales consist of the results of the retail stores and the direct response and catalog/mail-order divisions. Egghead completed the closure of the retail stores and the catalog/mail-order divisions on February 28, 1998.

         Comparative Historical and Unaudited Pro Forma Per Share Data

  The following tables reflect (1) the historical net income (loss) and book value per share of Onsale common stock and the historical net loss from continuing operations and book value per share of Egghead common stock in comparison with the unaudited pro forma net loss from continuing operations and book value per share after giving effect to the proposed merger on a "pooling of interests" basis and (2) the equivalent historical net loss from continuing operations and book value per share attributable to the 0.565 shares of Onsale common stock which will be received for each share of Egghead common stock. The information presented in the following tables should be read in conjunction with the unaudited pro forma condensed combined consolidated financial statements included elsewhere in this document and the historical financial statements and related notes of Onsale and Egghead which are incorporated by reference in this document.

                                        Fiscal Year Ended        Six Months
  Onsale historical per share data         December 31,        Ended June 30,
  --------------------------------     ----------------------  ----------------
                                        1996    1997    1998    1998     1999
                                       ------  ------  ------  -------  -------
Net income (loss) per common share --
  basic and diluted(1)...............  $ 0.03  $(0.16) $(0.77) $ (0.44) $ (0.89)
Book value per share(2)..............                                     $1.79
                                        Fiscal Year Ended        Six Months
  Egghead historical per share data         March 31,          Ended June 30,
  ---------------------------------    ----------------------  ----------------
                                        1997    1998    1999    1998     1999
                                       ------  ------  ------  -------  -------
Net loss from continuing operations
 per common share -- basic and
 diluted(1)..........................  $(2.78) $(2.60) $(1.40) $ (1.92) $ (0.83)
Book value per share(2)..............                                   $  4.26
         Onsale and Egghead             Fiscal Year Ended        Six Months
  Pro forma combined per share data        December 31,        Ended June 30,
  ---------------------------------    ----------------------  ----------------
                                        1996    1997    1998    1998     1999
                                       ------  ------  ------  -------  -------
Net loss from continuing operations
 per Onsale share -- basic and
 diluted(1)..........................  $(2.21) $(2.07) $(1.50) $ (1.66) $ (1.15)
Net loss from continuing operations
 per equivalent Egghead share --
  basic and diluted(3)...............  $(1.25) $(1.17) $(0.85) $ (0.94) $ (0.64)
Book value per Onsale share(2).......                                   $  3.03
Book value per equivalent Egghead
 share(3)............................                                   $  1.71

--------
(1) Basic net income (loss) from continuing operations per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) from continuing operations per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computations if their effect is antidilutive.
(2) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at June 30, 1999. The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Onsale common stock outstanding at June 30, 1999 assuming the merger had occurred as of that date.
(3) The pro forma combined per equivalent Egghead share data is calculated by multiplying the pro forma combined net loss from continuing operations and book value per Onsale share by the exchange ratio of 0.565.

                                  RISK FACTORS

  In evaluating the merger-related proposal to be voted on at your meeting, which if approved will result in shareholders of Egghead becoming stockholders of Onsale and the business of Egghead combining with the business of Onsale, please carefully consider the information presented throughout this document, and in particular the following risk factors. Some of those risk factors relate to the merger itself, and the balance relate to the business of the combined company after the merger. In addition, you should refer to the risks associated with the businesses of Onsale and Egghead which are described in materials incorporated into this document by reference.

  RISKS RELATING TO THE PROPOSED MERGER

Egghead shareholders will receive shares of Onsale common stock based on a fixed ratio, even if the market value of Egghead common stock or Onsale common stock changes before the merger closes.

  The exchange ratio of 0.565 shares of Onsale common stock per outstanding share of Egghead common stock is fixed. The exchange ratio will not be adjusted, regardless of fluctuations in the market price of Egghead common stock or Onsale common stock. The specific dollar value of common stock of the combined company that Egghead shareholders will receive when the merger closes will depend on the market value of Onsale common stock at the time of the merger. The prices of both companies' common stock are subject to price fluctuations and have experienced significant volatility. We cannot predict the market prices for either company's common stock at any time before the merger closes, nor can we predict the market price for the common stock of the combined company after the merger closes. We encourage you to obtain current market quotations of Onsale common stock and Egghead common stock, each of which is quoted on the Nasdaq National Market.

The integration of our two companies may be difficult.

  Merging our two companies involves technological, operational and personnel-related risks. The integration process will be complex, time-consuming and expensive, and will disrupt the business of the combined company after the merger if not completed in a timely and efficient manner. If the merger is approved, the combined company will utilize common information and communication systems, facilities, operating procedures, financial controls and human resources practices. We may encounter difficulties, costs and delays involved in integrating these operations, including:

    . Integrating the information and communications systems, and particularly the web site operations, of our companies may be more challenging, expensive and time-consuming than we anticipate;

    . Combining other operational systems, such as product fulfillment and customer service, may be more difficult than we anticipate;

    . We may lose key employees that we do not anticipate losing, and the attention of our management team may be diverted from other ongoing business concerns more than we anticipate; and

    . Our business cultures may be more difficult to integrate than we anticipate.

  The timing of the completion of the merger creates a special risk. If the merger is completed later than early November 1999, the integration process would be likely to interfere with operations of the combined company entering into the busiest season of the year. Accordingly, we expect that we would choose to postpone operational integration of the two companies under those circumstances until January 2000. This delay in operational integration would postpone achievement of expected benefits of the merger, and may have other unforeseen consequences that could harm the business of the combined company.

Executive officers and directors of both companies have different interests from yours.

  The directors and executive officers of both Onsale and Egghead have interests in the merger that are different from yours. Because of these benefits, these persons may be influenced to vote in favor of or to recommend the merger. These benefits include:

    . George Orban, the Chief Executive Officer and Chairman of the board of directors of Egghead, will become the Chairman of the board of directors of the combined company after the merger;

    . Jerry Kaplan, the Chief Executive Officer, President and Chairman of the board of directors of Onsale, will become the Chief Executive Officer of the combined company after the merger;

    . C. Scott Gibson, Robert Wall and Karen White, who currently serve on Egghead's board, and Jerry Kaplan, Alan Fisher, Peter Harris and Ken Orton, who currently serve on Onsale's board, will become members of the board of directors of the combined company;

    . Several other executive officers of Onsale and Egghead will become officers of the combined company after the merger;

    . At the effective time of the merger, each outstanding option to purchase Egghead common stock, including any stock option held by any executive officer or director of Egghead, will be assumed by Onsale and will become an option to acquire common stock of the combined company after the merger, with the number of shares subject to the option and the option exercise price to be adjusted according to the 0.565 exchange ratio;

    . Several executive officers of Egghead have agreements that provide for benefits, including severance and other payments and acceleration of stock option vesting, that may be triggered upon the closing of the merger or a subsequent termination of employment;

    . Non-employee directors of Egghead have options the vesting of which will accelerate in connection with the merger; and

    . Egghead and Onsale directors and executive officers have customary rights to indemnification against specified liabilities.

Failure of the merger to qualify as a pooling of interests would harm the financial results of the combined company.

  If the merger does not qualify for pooling of interests accounting treatment for financial reporting purposes, the future reported earnings of the combined company would be harmed due to amortization of goodwill and other intangible assets, which would be likely to harm the trading price of the combined company's stock. The availability of pooling of interests accounting treatment for this merger depends upon circumstances and events occurring after the effective time of the merger. For example, there must not be any significant changes in the business of the combined company, including significant dispositions of assets, for a period of 2 years following completion of the merger. In addition, the aggregate number of shares with respect to which dissenters' rights are exercised must not exceed 10% of the shares of Egghead common stock outstanding immediately before the merger. Affiliates of Onsale and Egghead must not sell any shares of either company's stock, except in specified limited amounts, until the day that the combined company publicly announces financial results covering at least 30 days of combined operations after the merger. If the effective time of the merger occurs prior to December 1, we expect that these combined financial results would be published in January 2000. If affiliates of either company sell shares in excess of the limited exception prior to that time, the merger may not qualify for accounting as a pooling of interests.

Failure to complete the merger could harm each company's stock price and future business and operations.

  Both Onsale and Egghead face a number of special risks if the merger is not completed, including the following:

    . Either party may be required to pay the other a termination fee equal to 4% of the equity value of the paying party;

    . Egghead may be required to make an unsecured loan to Onsale for up to $16 million;

    . Either the option Egghead granted to Onsale to purchase up to a number of shares of Egghead common stock equal to 19.9% of Egghead's outstanding common stock or the option that Onsale granted to Egghead to purchase up to a number of shares of Onsale common stock equal to 19.9% of Onsale's outstanding common stock may become exercisable;

    . the price of each company's common stock may decline to the extent that the current market price of each company's common stock reflects a market assumption that the merger will be completed; and

    . costs related to the merger, such as legal and accounting fees and some financial advisor fees, must be paid even if the merger is not completed.

  In addition, current and prospective Egghead and Onsale employees may experience uncertainty about their future roles with the combined company, which may hurt each company's ability to attract and retain key management, marketing, technical and administrative personnel. This may impede subsequent integration of the two companies, and if the merger is not completed it may harm Egghead in particular.

  Further, if the merger is terminated and Egghead's board of directors determines to seek another business combination, Egghead cannot assure you that it will be able to find a party willing to combine with it on equivalent or more attractive terms. Furthermore, the option that each company granted to the other, if exercised, would make it impossible for the company which granted the option to account for future business combinations as a "pooling of interests," which would make it less likely that an attractive offer for that company would be found.

Egghead may lose contractual rights due to the merger.

  Egghead maintains real property leases in several states. Some of these leases require Egghead to obtain the consent of a third party in connection with the proposed merger. Egghead has agreed to obtain the necessary consents, except where the failure to do so would not have a material adverse effect on the combined company. Egghead may not be able to obtain all of the necessary consents. If Egghead cannot obtain these consents and the merger is completed, the combined company may be required to pay termination fees which could harm its operating results.

   RISKS RELATED TO THE BUSINESS OF THE COMBINED COMPANY AFTER THE MERGER

  Unless otherwise stated, the terms "we" and "our" in this section refer to the combined company after the merger.

The expected benefits of the merger might not be realized.

  The potential benefits that Onsale or Egghead expect to achieve as a result of the merger may be more difficult to achieve than expected, or may not be achievable at all. For example:

    . We may be unable to derive an amount of revenue per visitor to the combined company's web site that is similar to the amount Onsale currently derives from visitors to its web site;

    . Our efforts to build a single, widely-recognized online brand may be more expensive than anticipated, or may be of limited utility in product areas outside of computer-related products;

    . Anticipated cost reductions may not be available, or may be offset by unanticipated cost increases;

    . Economies of scale may not be available--in particular, our purchasing power leverage with vendors may not increase as a result of the merger;

    . The customer bases of Onsale and Egghead may overlap more than anticipated, resulting in a smaller-than-expected customer base for the combined company; and

    . Visitor traffic on the web site of the combined company may not be as high as Onsale and Egghead anticipate due to several factors, including consolidation of operations, customer overlap and brand consolidation, and may not increase in the future.

Onsale and Egghead have limited operating histories as online commerce companies, which will make the business of the combined company difficult to evaluate.

  The merger will combine two companies that have limited operating histories as online commerce companies. Onsale was incorporated in 1994 and did not generate any revenues until July 1995. Egghead was incorporated in 1984 but changed its business model from a chain of retail stores to an online commerce web site beginning in February 1998. The prospects of the combined company will therefore be subject to the risks, expenses and uncertainties frequently encountered by young companies that operate in the new and rapidly evolving markets for Internet products and services. These risks include:

    .  evolving and unpredictable business models;

    .  intense competition;

    .  our need and ability to manage growth; and

    .  the rapid evolution of technology in electronic commerce.

We will likely incur net losses for the foreseeable future.

  Based on pro forma financial statements, we would have incurred net losses in each of 1997 and 1998. As of June 30, 1999, Onsale had a net accumulated deficit of approximately $34.6 million and Egghead had a net accumulated deficit of approximately $119.8 million. Onsale and Egghead expect the combined company to experience substantial quarterly net losses for the foreseeable future, due primarily to the following factors:

    . Competitive pricing pressures are expected to continue to negatively affect gross margins;

    . We will likely spend significant amounts on operating expenses, in particular marketing expenses; and

    . We will likely purchase large volumes of merchandise and spend a substantial amount on our infrastructure.

Due to efforts to expand and maintain market share, our profit margins may remain low for the foreseeable future.

  Onsale and Egghead plan to make aggressive efforts to expand and maintain the market share of the combined company, and our profit margins may continue to be negatively affected as a result. We may attempt to expand our market share for auctioned goods by increasing the quantity of products available for bid at any one time, which tends to decrease revenues per unit. We may also use promotional pricing and enhanced customer service to increase our market share for current version sales. One of the effects of these strategies may be low margins, and we may not be successful in increasing or maintaining our market share in either or both lines of business. Even if we are successful in increasing our market share, continued competition and customer expectations may make it difficult to improve profit margins in the future. Accordingly, our profits and stock price may be harmed.

  Some competitors of the combined company sell products that are commonly available from major distributors at or near their purchase price. This may cause us to reduce our selling prices on the same or similar goods, which would reduce profit margins.

Our operating results may fluctuate significantly and may be difficult to predict.

  Onsale's and Egghead's operating results have fluctuated in the past, and the operating results of the combined company will likely fluctuate in the future due to a number of factors, many of which will be outside our control. These factors include:

    .  pricing competition;

    .  the availability and pricing of merchandise from vendors;

    . our ability to manage our inventory mix and the mix of products offered for auction, and take other actions required to maintain customer satisfaction;

    . the degree to which our sales of current version merchandise at attractive prices reduces sales of similar products on our auction site;

    . seasonal fluctuations in buying patterns of new and reconditioned merchandise and in the availability of reconditioned merchandise;

    . the level of traffic at our web site, and our ability to attract new customers and to retain existing customers;

    . the announcement or introduction of new types of merchandise, service offerings or customer services by us or our competitors;

    .  the timing, cost and availability of web advertising;

    . the amount and timing of costs relating to expansion of our operations;

    . interruptions to or increases in the costs associated with the normal flow of our business operations, including the occurrence of technical or communications failures or stoppages by common carriers such as United Parcel Service; and

    .  governmental regulation and taxation policies.


  Due to these factors, factors discussed elsewhere in this document, or unforeseen factors, in some future quarter our operating results may not meet the expectations of securities analysts and investors, and in this event the trading price of the common stock of the combined company may decline.

We will operate in an extremely competitive market and we could lose revenue and customers to our competitors.

  Existing competitors. The electronic commerce market, particularly over the Internet, is new, rapidly evolving and competitive, and we expect competition to intensify in the future. We will compete with many other companies which either offer the same types of merchandise or provide the same or a similar type of sales format to customers. Some current competitors of Onsale and Egghead include:

    . Companies with online commerce sites such as Amazon.com, Inc., Beyond.com Corporation, Buy.com Inc., Cyberian Outpost, Inc. and Dell Computer Corporation; and

    . Companies offering certain types of Internet auctions, such as uBid, Inc., Internet Shopping Network, Inc. (the FirstAuction site) and Micro Warehouse, Inc.

  This is not an exhaustive list of current competitors, and you should refer to the reports of Onsale and Egghead filed with the Securities and Exchange Commission for a list of additional competitors.

  New competitors. It is not difficult to enter the online commerce market, and current and new competitors can launch new online commerce web sites at relatively low cost. Competition in online commerce will likely increase as retailers, suppliers, manufacturers and direct marketers who have not traditionally sold computer products and consumer goods directly to consumers through the Internet enter this market segment. Increased competition may result in price reductions, fewer customer orders, reduced gross margins, increased marketing costs or loss of market share, or any combination of these problems.

  New competitors may emerge and rapidly acquire market share in several ways, including through mergers or by alliances among competitors and vendors. For example, Dell Computer Corporation and Amazon.com, Inc. have agreed to provide links from their Web sites to new Web pages that advertise their respective products. Through such alliances, competitors may also obtain exclusive or semi-exclusive sources of merchandise. In addition, manufacturers may elect to liquidate their products directly over the Internet. Companies that primarily conduct online person-to-person auctions, such as eBay Inc., may develop into direct competitors in the future.

  We may not be successful in competing against competitors. Many of these competitors have greater financial, marketing, customer support, technical and other resources than we will. As a result, they may be able to secure merchandise from suppliers on more favorable terms than us, and they may be able to respond more quickly to changes in customer preference or to devote greater resources to the development, promotion and sale of their merchandise than we can. If competition increases and our branding efforts are not successful, we may not be able to command higher margins on the products we sell, or we may lose revenue and customers to our competitors.

Our business may face increased government regulation.

  Auctioneering and other laws. Several states have laws that regulate auctions and auction companies within their jurisdiction. Some states may interpret their statutes to apply to our transactions with consumers in such states. The burdens of complying with auctioneering laws could materially increase our cost of doing business. Similarly, states may construe their existing laws governing issues such as property ownership, sales tax, libel and personal privacy to apply to Internet companies servicing consumers within their boundaries. Resolution of whether or how these laws will be applied is uncertain and may take years to resolve.

  Consumer protection laws. We could be subject to regulation under consumer protection laws in various states. Several states, including California and Washington, have laws regulating the disclosure of pricing information by wholesalers and comparable businesses. In the future, governments of California, Washington and other states could require additional disclosure in order to comply with other regulations.

  Tax laws. The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. Our business may be harmed by the passage of laws in the future imposing taxes or other burdensome regulations on online commerce.

  New Internet laws. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of commerce over the Internet, increase our cost of doing business or otherwise have a harmful effect on our business.

  We may have to qualify to do business in other jurisdictions. Because the combined company's service will be available over the Internet in multiple states and foreign countries, and the combined company will sell to consumers resident in such states and foreign countries, such jurisdictions may claim that it is required to qualify to do business as a foreign corporation in each of these states and foreign countries. If we fail to qualify as a foreign corporation in a jurisdiction where we are required to do so, we could be subject to taxes and penalties.

We cannot predict our future capital needs and we may not be able to secure additional financing.

  To fully implement our current business plan, we will likely need to raise additional funds within the next 12 months in order to fund continuing operating losses or to acquire complementary businesses, technologies or services. Additional financing may not be available on terms favorable to us, or may not be available to us at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and these securities may have rights senior to the rights of common stock holders. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund continuing operations, promote our brand name, enhance or develop our services, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

We will face risks associated with purchasing and carrying our own inventory.

  We will purchase inventory from vendors. Risks of carrying inventory include:

    . potential declines in the market value of the goods that we purchase;

    . difficulties managing customer returns and credits associated with merchandise to be returned to vendors;

    . shrinkage resulting from theft, loss or inaccurate inventory recording; and

    .  unpredictable sale prices due to the nature of our auction process.

  If we manage our inventory poorly, we may be forced to sell our inventory at a discount or loss.

We will rely on merchandise vendors for supply, shipping and quality of products.

  Supply. We will rely on vendors to supply us with merchandise. In the quarter ended June 30, 1999, purchases from Ingram Micro Inc., a distributor of computers and related products, accounted for approximately 26% of Egghead's aggregate merchandise purchases, and purchases from TechData, a distributor of computers and related products, and Hewlett Packard, a manufacturer of computers and peripheral products, accounted for approximately 33% and 10%, respectively, of Onsale's aggregate merchandise purchases. We will likely not have any long-term contracts or arrangements with our vendors that guarantee the availability of merchandise. We may not be able to obtain sufficient quality and quantities of merchandise at competitive prices. Also, the quality of service provided by such parties may fall below the standard needed to enable us to conduct our business effectively. Onsale and Egghead cannot assure you that their current vendors will continue to supply merchandise or that we will be able to establish new vendor relationships that will ensure that merchandise will be available.

  Customer service--shipping and quality of products (returns). We will rely on some of our vendors to ship merchandise directly to customers. Consequently, we will have limited control over the goods shipped by these vendors, and shipments of goods may be subject to delays. In addition, we may accept returns from customers for which we will not receive reimbursements from manufacturers or vendors. If the quality of service provided by such vendors falls below a satisfactory standard or if our level of returns exceeds expectations, this could have a harmful effect on our business.

We will rely on other third parties in conducting our operations.

  In conducting our operations, we may depend on several other third parties, including the following:

    . Fulfillment. Third parties will fulfill a significant portion of our sales. Any service interruptions experienced by these distribution centers as a result of labor problems or otherwise could disrupt or prevent fulfillment of customer orders;

    . Operating software. Our internally-developed auction software depends on operating systems, database and server software that have been developed, produced by and licensed from third parties;

    . Payment processing. We will rely on one or two processors of credit card transactions. If computer systems failures or other problems were to prevent them from processing our credit card transactions, we would experience delays and business disruptions; and

    . Shipping. We will use one or two primary delivery services to ship our products. Our business would suffer if labor problems or other causes prevented these or any other major carriers from delivering our products for significant time periods.

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

  We may not be able to maintain satisfactory relationships with any of the above parties on acceptable commercial terms, and the quality of services that they provide may not remain at the levels needed to enable us to conduct our business effectively.

Year 2000 issues could affect the performance of our systems.

  The "Year 2000" issue generally refers to the problems that some date-sensitive computer systems and software may have in recognizing and processing date information beyond the year 1999, and in particular distinguishing whether "00" means 1900 or 2000. This may cause systems errors or failures that disrupt or prevent normal business operations. We will rely on computer programs and systems in connection with our internal and external communication networks and systems, the operation of our web site, customer use of our web site, order processing and fulfillment, accounting and financial systems and other business functions. We will also rely on several non-information technology systems, including our security system, building and telephone equipment and embedded microcontrollers. Not all of the systems on which we will rely are Year 2000 compliant, and we will not be able to assure you that all of our systems or systems of third parties as they relate to our business will achieve Year 2000 compliance in a timely manner. Additionally, we will continue to seek assurances from third parties, including vendors and payment processors, that their systems are Year 2000 compliant as they relate to our business. In particular, telecommunication and computer systems on which we, our customers and Internet services providers will rely could be affected by year 2000 issues which could materially harm our business.

Our online commerce systems will be vulnerable to interruption.

  Customer access to our web site will directly affect the volume of orders and thus affects our revenues. System interruptions may make our web site unavailable or prevent us from fulfilling orders efficiently, reducing the volume of goods we sell and the attractiveness of our products and services. We may need to add hardware and software and further develop and upgrade our existing technology, transaction-processing systems and network infrastructure to accommodate increased traffic on our web site and increased sales volume. We will maintain substantially all of our computer and communications hardware at two facilities, in Menlo Park, California and Vancouver, Washington. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, network break-ins, earthquake and similar events. Our backup systems and disaster recovery plan may not be adequate, and we may not have sufficient business interruption insurance to compensate us for losses from a major interruption. Computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar disruptions could cause system interruptions, delays and loss of critical data, and could prevent us from providing services and accepting and fulfilling customer orders.

If we are unable to manage our growth, our business could be harmed.

  In order to manage our growth, we will face many challenges, including:

    . improving existing and implementing new operational, financial and inventory systems, procedures and controls;

    . integrating new key managerial and technical employees into our existing management team;

    .  training, motivating and managing a growing employee base;

    .  managing relationships with third parties;

    . managing risks associated with accounts receivable expansion and collection; and

    .  meeting our growing needs for working capital.

We will depend on key employees.

  Our future performance will depend upon contributions from members of our senior management and other key personnel. Most of our key personnel will not have long-term employment agreements, and we will likely not maintain any key person life insurance. Competition for attracting and retaining personnel in our industry is intense, especially in the San Francisco Bay area where we will have our headquarters and an operating site, and we may fail to attract and retain the personnel we will need to succeed in the future. If one or more of our key personnel leaves us or joins a competitor, our business could be harmed.

We expect our stock price to be volatile.

  The market price of the shares of the common stock of Onsale and Egghead has been, and the market price of the shares of common stock of the combined company is likely to be, subject to wide fluctuations in response to several factors, such as:

    .  actual or anticipated variations in our results of operations;

    .  announcements of technological innovations;

    . new sales formats, services or product introductions by us or our competitors;

    . developments with respect to patents, copyrights or proprietary rights;

    .  changes in financial estimates by securities analysts; and

    . conditions and trends in the Internet and electronic commerce industries.

  The stock markets generally, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the common stock of the combined company. In the past, stockholders have instituted securities class action litigation against several companies following periods of volatility in the market price of their securities. Such litigation, if instituted against us, could result in diversion of our management's attention and resources and substantial financial costs.

  Onsale's and Egghead's businesses differ, and Onsale's results of operations, as well as the price of Onsale common stock, may be affected by factors different from those affecting Egghead's results of operations and the price of Egghead common stock. For a discussion of Onsale's and Egghead's businesses and factors to consider in connection with these businesses, see Onsale's annual report on Form 10-K for the year ended December 31, 1998 and subsequent quarterly and current reports and Egghead's annual report on Form 10-K for the fiscal year ended April 3, 1999, as amended, and subsequent quarterly and current reports, all of which are incorporated into this document by reference.

  This document contains and incorporates by reference forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act. See "Statements Regarding Forward-Looking Information" on page 109. Forward-looking statements are based on our current expectations and involve a number of uncertainties, including those described in the "Risk Factors" section above, elsewhere in this document and in documents incorporated into this document by reference. Actual results could differ materially from what is expected.

                               THE ONSALE MEETING


Date, time, place and purpose of the Onsale meeting

  Onsale, Inc. will hold a special meeting of its stockholders at its headquarters at 1350 Willow Road, Menlo Park, California on Thursday, November 4, 1999 at 10:00 a.m., Pacific time. At the meeting, Onsale stockholders of record at the close of business on September 20, 1999 will be asked:

  1. To approve the issuance of shares of Onsale common stock in connection with Onsale's proposed merger with Egghead and to adopt Onsale's amended and restated certificate of incorporation, which will:

    . change the name of the corporation from Onsale, Inc. to Egghead.com, Inc.;

    . increase the authorized number of shares of all classes of stock to 100,000,000 and the authorized number of shares of common stock to 98,000,000 shares;

    . divide the Onsale board of directors into three classes;

    . incorporate provisions currently included in Onsale's amended and restated bylaws related to the election and removal of Onsale directors, vacancies on Onsale's board and transaction of business by Onsale's stockholders; and

    . add a two-thirds vote requirement to amend or repeal certain provisions of the certificate of incorporation, including those related to the classified board, election and removal of Onsale directors, vacancies on Onsale's board and transaction of business by Onsale's stockholders.

  2. To approve an amendment to Onsale's 1995 Equity Incentive Plan which increases by 950,000 the number of shares of common stock authorized and reserved for issuance under the plan and provides for automatic grants of stock options to Onsale directors.

  Onsale does not anticipate that any other matter will be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies for the Onsale meeting will have discretion to vote on these matters in accordance with their respective judgments.

Record date and outstanding shares

  The record date for the Onsale stockholders' meeting is September 20, 1999. Only holders of record of Onsale common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on the record date, there were 19,689,024 shares of Onsale common stock outstanding and entitled to vote, held of record by approximately 161 stockholders, although Onsale has been informed that there are in excess of 28,000 beneficial owners. Each Onsale stockholder is entitled to one vote for each share of Onsale common stock held as of the record date.

  On the record date, directors, executive officers and affiliates of Onsale as a group beneficially owned 10,379,131 shares of Onsale common stock. These shares constituted approximately 52.7% of all of the outstanding shares of Onsale common stock as of the record date.

Vote and quorum required

  The holders of a majority of the shares of Onsale common stock entitled to vote at the Onsale stockholders' meeting, present in person or represented by proxy, will constitute a quorum for the purposes of the meeting. Proposal No. 1 must be approved by the holders of a majority of the outstanding shares of Onsale common stock as of the record date. Proposal No. 2 must be approved by the holders of a majority of the shares held by those present at the meeting or represented by proxy at the meeting that are voted "for," "against" or "abstain" on this proposal.

  Abstentions will have the same effect as votes against the proposals. If a broker, bank, custodian, nominee or other record holder of Onsale common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will be counted for purposes of determining the presence or absence of a quorum for the Onsale stockholders' meeting, will have the same effect as votes against Proposal No. 1, and will not be considered present at the meeting with respect to Proposal No. 2.

  Onsale stockholders holding approximately 51.7% of the outstanding shares of Onsale common stock as of the record date have agreed to vote all of their shares of Onsale common stock in favor of Proposal No. 1. See "Related Agreements -- The voting agreements" on page 75. As a result, assuming these stockholders vote as required by their voting agreements, this proposal will be approved.

Expenses of proxy solicitation

  Onsale will pay the expenses of soliciting proxies to be voted at the Onsale stockholders' meeting. Following the original mailing of the proxies and other soliciting materials, Onsale and its agents also may solicit proxies by mail, telephone, telegraph or in person. Following the original mailing of the proxies and other soliciting materials, Onsale will request brokers, custodians, nominees and other record holders of Onsale common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Onsale common stock and to request authority for the exercise of proxies. In these cases, upon the request of the record holders, Onsale will reimburse these holders for their reasonable expenses.

Voting of proxies

  The proxy relating to the Onsale stockholders' meeting that accompanies this document is solicited on behalf of the Onsale board of directors for use at the Onsale stockholders' meeting. Please complete, date and sign this accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Onsale. All properly signed proxies that Onsale receives prior to the vote at the Onsale stockholders' meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, in favor of each proposal. An Onsale stockholder may revoke his or her proxy at any time before it is exercised at the meeting by taking any of the following actions:

    . delivering to the secretary of Onsale a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

    . signing and delivering to the secretary of Onsale a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

    . attending the Onsale stockholders' meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you vote at the Onsale stockholders' meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

No dissenters' or appraisal rights

  Holders of Onsale common stock are not entitled to dissenters' rights or appraisal rights with respect to the merger-related proposal to be considered at the Onsale stockholders' meeting.

        PROPOSAL NO. 1--ISSUANCE OF SHARES IN THE MERGER AND ADOPTION OF
           ONSALE'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

  Based on the shares of Egghead common stock outstanding as of September 20, 1999 and on the exchange ratio of 0.565 shares of Onsale common stock for each share of Egghead common stock outstanding immediately before the consummation of the merger, Onsale will issue approximately 17,395,264 shares of Onsale common stock in the merger. In addition, each option and purchase right to acquire Egghead common stock that is outstanding immediately before the merger will be assumed by Onsale and converted into an option to acquire 0.565 shares of Onsale common stock after the merger. As of September 20, 1999, options and purchase rights to acquire approximately 3,356,582 shares of Egghead common stock were outstanding, which based on the
0.565 exchange ratio will be converted into options and purchase rights to acquire approximately 1,896,469 shares of Onsale common stock.

  For a discussion of the merger as it relates to the proposal to issue shares of Onsale common stock in connection with the merger, please refer to the sections entitled "The Merger" beginning on page 40 and "The Merger Agreement" beginning on page 64. The merger agreement is included as Annex A to this document.

  Onsale's certificate of incorporation currently authorizes the issuance of 30,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.001 per share. On September 10, 1999, Onsale's board of directors adopted Onsale's amended and restated certificate of incorporation, subject to stockholder approval. This new certificate of incorporation will:

    . increase the authorized number of shares of all classes of stock to 100,000,000 shares;

    . increase the authorized number of shares of common stock to 98,000,000 shares;

    . change the name of the corporation from Onsale, Inc. to Egghead.com, Inc.;

    .  divide the Onsale board of directors into three classes;

    . incorporate provisions currently included in Onsale's amended and restated bylaws related to the election and removal of Onsale directors, vacancies on Onsale's board and transaction of business by Onsale stockholders; and

    . add a two-thirds vote requirement to amend or repeal certain provisions of the certificate of incorporation, including those related to the classified board, election and removal of Onsale directors, vacancies on Onsale's board and transaction of business by Onsale's stockholders.

  The number of authorized shares of preferred stock would remain unchanged. Onsale's amended and restated certificate of incorporation is included as Annex B to this document.

 Current commitments for use of shares

  As of September 20, 1999, Onsale had:

    .  19,689,024 shares of common stock outstanding; and

    . 6,281,333 shares reserved for future issuance under employee stock option and employee stock purchase plans, of which 4,463,661 shares were subject to issuance upon the exercise of currently outstanding options and purchase rights.

  Based upon these numbers, Onsale has 4,029,643 shares of common stock remaining available for other purposes. Therefore, without amending its certificate of incorporation to authorize additional shares of common stock, Onsale would not have a sufficient number of shares authorized for issuance in connection with the merger.

 Purpose and effect of Onsale's amended and restated certificate of incorporation

  Purpose of changes to authorized stock. Onsale's board believes that it is in Onsale's best interest to increase the number of shares of common stock that it is authorized to issue in order to give Onsale the number of shares required to effect the merger with Egghead.

  Onsale's board also believes that the availability of additional authorized shares will provide Onsale with the flexibility to issue securities for other proper corporate purposes which may be identified in the future, such as to raise equity capital, to adopt additional employee benefit plans or reserve additional shares for issuance under such plans and to acquire other companies. No additional action or authorization by the stockholders of the combined company would be necessary prior to the issuance of these additional shares, unless required by applicable law or the rules of any stock exchange or national securities association trading system on which the common stock of the combined company is then listed or quoted.

  Dilutive effect of potential new stock issuances. Onsale's stockholders generally do not have preemptive rights with respect to its common stock. Should the board of directors of the combined company elect to issue additional shares of common stock, existing stockholders would not have any preferential rights to purchase these shares. Therefore, additional issuances of common stock by the combined company could have a dilutive effect on the earnings per share, voting power and share holdings of current stockholders.

  Anti-takeover effect of increase in authorized common stock. The proposed increase in the authorized number of shares of common stock of the combined company could, under some circumstances, have an anti-takeover effect, although this is not the intention of this proposal. For example, in the event of a hostile attempt to take over control of the combined company, it may be possible for the combined company to seek to impede the attempt by issuing shares of its common stock, which could dilute the voting power of the other outstanding shares and increase the potential cost to acquire control of the combined company. Therefore, the increase in authorized shares may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging unsolicited takeover attempts, the increase may limit the opportunity for the stockholders of the combined company to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger or acquisition proposal. The increase may also have the effect of permitting the combined company's management, including its board of directors, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of the business of the combined company. However, Onsale's board of directors is not aware of any attempt to take control of Onsale and has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

  Purpose and effect of changing the corporate name from Onsale, Inc. to Egghead.com, Inc. Changing the corporate name of Onsale, Inc. to Egghead.com, Inc. after the merger was a negotiated aspect of the merger agreement that each party concluded would be beneficial to the combined entity going forward. As a result, although Onsale will continue as a corporate entity after the merger, Onsale's legal corporate name will be changed to Egghead.com, Inc.

  Purpose and effect of dividing the Onsale board into three classes. Dividing the Onsale board of directors into three classes creates what is called a classified board. Onsale's board, which in connection with the combination with Egghead.com is being increased to nine directors, will be divided into three classes, each with three directors. The term of office of the Class I directors would expire at Onsale's 2000 annual stockholders meeting, the term of office of the Class II directors would expire at Onsale's 2001 annual stockholders meeting and the term of office of the Class III directors would expire at Onsale's 2002 annual stockholders meeting. Beginning with Onsale's 2000 annual stockholders meeting, directors elected to succeed the directors of the class whose terms expire at that annual meeting will be elected for a term of three years.

  Immediately following consummation of the proposed merger, the combined company's board of directors would have the following members:

  Class I (to be elected in 2000)
    1. Peter L. Harris
    2. Robert T. Wall
    3. Karen White

  Class II (to be elected in 2001)
    1. Alan S. Fisher
    2. C. Scott Gibson
    3. Kenneth J. Orton

  Class III (to be elected in 2002)
    1. S. Jerrold Kaplan
    2. George Orban
    3. (vacant)

  This proposed amendment may have the effect of deterring or slowing down attempts to take over control of Onsale. Because Onsale's stockholders would only be allowed to elect three new directors per year, it would take a large Onsale stockholder at least two years to elect enough new directors to acquire control of Onsale's board. This amendment may have the effect of permitting the combined company's directors to retain their positions and to better resist changes that stockholders may wish to make if they are dissatisfied with the conduct of the business of the combined company.

  Purpose and effect of incorporating provisions from Onsale's amended and restated bylaws. Onsale's amended and restated certificate of incorporation also incorporates provisions related to the election and removal of directors from Onsale's board, vacancies on Onsale's board and the transaction of business by Onsale's stockholders. Incorporating these provisions, which are already in Onsale's bylaws, may have the effect of impeding others from taking control of Onsale, because amending these provisions in the future would require an amendment to Onsale's certificate of incorporation, which would require approval by Onsale's stockholders. By contrast, amending Onsale's bylaws only requires approval by Onsale's board of directors, and if a stockholder has elected enough new directors to acquire control of Onsale's board, this would be a quicker and easier process.

  Purpose and effect of the two-thirds vote requirement to amend or repeal certain provisions. Onsale's amended and restated certificate of incorporation requires a two-thirds stockholders vote to amend or repeal its provisions relating to the classified board, election and removal of Onsale directors, vacancies on Onsale's board and transaction of business by Onsale stockholders. This two-thirds vote requirement may impede others from taking control of Onsale by making it more difficult to amend provisions that may impede a takeover attempt.

 Onsale's board of directors recommends a vote for the proposal to issue shares of Onsale common
 stock in the merger and to adopt Onsale's amended and restated certificate of incorporation.

        PROPOSAL NO. 2--AMENDMENT TO ONSALE'S 1995 EQUITY INCENTIVE PLAN

  Onsale is asking its stockholders to approve an amendment to Onsale's 1995 Equity Incentive Plan, to increase the number of shares of common stock authorized and reserved for issuance under the plan by 950,000 shares and to provide for automatic grants of stock options to directors. The purpose of this amendment is to secure sufficient additional shares under the plan to account for option grants to former Egghead employees that become employees of the combined company after the merger, and to add director option grants to the 1995 Equity Incentive Plan in connection with the termination of the 1995 Directors Stock Plan.

  On September 10, 1999, Onsale's board adopted the proposed amendment to Onsale's 1995 Equity Incentive Plan, to be effective upon stockholder approval, and approved the termination of Onsale's 1995 Directors Stock Option Plan, contingent upon stockholder approval of this proposal.

                     Summary of 1995 Equity Incentive Plan

Plan History

  The following is a summary of the principal provisions of Onsale's 1995 Equity Incentive Plan. This summary is not necessarily complete. You should refer to the full text of the plan.

  In November 1995, Onsale's board adopted and its stockholders approved Onsale's 1995 Equity Incentive Plan and authorized and reserved 1,500,000 shares of common stock for issuance under the plan. The purpose of the plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to Onsale's success, by offering them an opportunity to participate in Onsale's future performance through awards of stock options, restricted stock and stock bonuses. In August 1996,

Onsale amended the plan to increase the number of shares authorized for issuance under the plan to 3,032,250. In December 1996, Onsale amended the plan to become effective upon our initial public offering and to increase the shares authorized for issuance under the plan to 3,500,000. In May 1998, Onsale amended the plan to increase the number of shares authorized for issuance under the plan to 5,300,000. In May 1999, Onsale amended the plan again to increase the number of shares reserved for issuance under the plan to 5,691,610, and to provide for an automatic increase in the shares reserved under the plan, on January 1, 2000 and each anniversary thereafter, of 4% of the total shares outstanding as of the immediately preceding December 31.

  As of August 31, 1999, options to purchase an aggregate of 2,937,056 shares of common stock were outstanding under the plan, with exercise prices ranging from $0.033 to $63.50 per share, and options to purchase 1,709,828 shares were available for grant. If the proposed amendment had been approved by Onsale's stockholders as of this date, there would have been 2,659,828 shares available under the plan. The closing price of Onsale common stock on the Nasdaq National Market was $15.19 per share as of September 17, 1999, the last trading day before the record date for the Onsale stockholders' meeting.

  As of August 31, 1999, Onsale's executive officers as a group, consisting of 7 persons, held options under the plan to purchase an aggregate of 741,334 shares. Onsale's non-employee directors as a group held options to purchase an aggregate of 40,300 shares. Onsale's employees as a group, including officers who are not executive officers, held options under the plan to purchase an aggregate of 2,035,256 shares.

Shares

  The number of shares of Onsale common stock authorized for issuance under the plan is 5,691,610 shares, of which 1,044,726 shares have been issued pursuant to option exercises, 2,937,056 shares are subject to outstanding options and 1,709,828 represent shares available for grant. Proposal No. 2 seeks to increase the number of shares of common stock authorized for issuance under the plan by 950,000 shares, to a total of 6,641,610 shares. Shares subject to options granted pursuant to the plan that expire or are terminated for any reason without being exercised, shares subject to awards granted pursuant to the plan that are forfeited or repurchased by Onsale at the original issue price, and shares subject to awards granted pursuant to the plan that otherwise terminate without shares being issued will again become available for grant and issuance pursuant to the plan. This number of shares available is subject to proportional adjustment to reflect stock splits, stock dividends and other similar events.

Eligibility

  Employees, officers, directors, consultants, independent contractors and advisors of Onsale or any parent or subsidiary of Onsale, collectively referred to as participants, are eligible to receive awards under the plan. No person will be eligible to receive more than 250,000 shares in any calendar year pursuant to awards granted under the plan. Notwithstanding the foregoing, a new employee is eligible to receive up to a maximum of 750,000 shares pursuant to the plan in the calendar year in which he or she commences employment. As of August 31, 1999, approximately 250 persons were eligible to participate in the plan.

Administration

  The plan is administered by the Compensation Committee of the Onsale board, the members of which are appointed by Onsale's board of directors. The Compensation Committee currently consists of Peter L. Harris and Peter H. Jackson, both of whom are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act, and outside directors, as defined pursuant to Section 162(m) of the Internal Revenue Code.

  Subject to the terms of the plan, the Compensation Committee determines the persons who are to receive awards, the number of shares subject to each such award and the terms and conditions of such awards. The Compensation Committee has authorized S. Jerrold Kaplan, Onsale's President and Chief Executive Officer, to grant options to purchase up to 25,000 shares of Onsale common stock to employees whose transactions in Onsale common stock are not subject to Section 16 of the Exchange Act. The Compensation Committee also has the authority to construe and interpret any of the provisions of the plan or any awards granted under the plan.

Stock options

  . Type of Option. The plan permits Onsale to grant options that are intended to qualify either as incentive stock options, known as ISOs, or non-qualified stock options, known as NQSOs. ISOs may be granted only to employees, including officers and directors who are also employees, of Onsale or any parent or subsidiary of Onsale.

  . Vesting. Options granted under the incentive plan generally become exerciseable, or "vest," over a four-year period.

  . Expiration Date. The maximum term of options granted under the plan is ten years.

  . Exercise Price. The option exercise price for each ISO share must be no less than 100% of the fair market value, as defined in the plan, of a share of our common stock at the time the ISO is granted. The per share exercise price of an ISO granted to a 10% stockholder must be no less than 110% of the fair market value of a share of Onsale common stock at the time the ISO is granted. The option exercise price for each NQSO share must be no less than 85% of the fair market value of a share of common stock at the time of grant. Onsale has not granted options under the plan at less than fair market value and does not intend to do so in the foreseeable future.

  . Option Exercise and Payment Alternatives. The exercise price of options granted under the plan may be paid, as approved by the Compensation Committee at the time of grant, either

    -- in cash (by check),

    -- by cancellation of indebtedness of Onsale to the participant,

    -- by surrender of shares of Onsale common stock owned by the participant for at least six months and having a fair market value on the date of surrender equal to the aggregate exercise price of the option,

    -- by tender of a full recourse promissory note,

    -- by waiver of compensation due to or accrued by the participant for services rendered,

    -- by a same-day sale commitment from the participant and a National
      Association of Securities Dealers, Inc. broker,

    -- by a margin commitment from the participant and a National
      Association of Securities Dealers, Inc. broker, or

    -- by any combination of the foregoing.

Restricted stock awards

  The Compensation Committee may grant participants restricted stock awards to purchase stock either in addition to, or in tandem with, other awards under the plan, under such terms, conditions and restrictions as the Compensation Committee may determine. The purchase price for such awards must be no less than 85% of the fair market value of our common stock on the date of the award, or in the case of an award granted to a 10% stockholder, the purchase price must be 100% of fair market value, and can be paid for in any of the first five forms of consideration listed above, as approved by the Compensation Committee at the time of grant. Onsale has not granted any restricted stock awards under the plan to date, and does not intend to do so in the foreseeable future.

Stock bonuses

  The Compensation Committee may grant participants stock bonuses either in addition to or in tandem with other awards under the plan, under such terms, conditions and restrictions as the Compensation Committee may determine. Onsale has not granted any stock bonuses under the plan to date, and does not intend to grant stock bonuses from shares now authorized or proposed to be authorized for issuance under the plan.

Directors' stock option grants

  Under the plan as proposed to be amended, each eligible director who is not an Onsale employee and who first becomes a member of the board after the consummation of the combination with Egghead (not as a result of that combination) will be granted an option to purchase 15,000 shares of common stock under the plan. Immediately following each annual meeting of stockholders, each eligible director will automatically be granted an additional option to purchase 10,000 shares of common stock under the plan if the director has served continuously as a member of the board (including service on the Egghead board) for at least one year (5,000 shares if the director has served more than six months but less than one year). Each director eligible to receive a grant of 10,000 shares in the following year may, in advance of the annual meeting date as communicated by the Compensation Committee, elect to receive in lieu thereof $20,000 cash and an option to purchase 5,000 shares of common stock. Once made, such election may not be changed; however, a participant may make different elections with respect to subsequent periods.

  The options will have 10-year terms and will terminate three months following the date the director ceases to be one of our directors or consultants or 12 months following that date if the termination is due to death or disability. All options granted under the plan will vest over 12 months and be exerciseable at a price per share equal to the closing price of Onsale common stock on the date of grant. In the event of a merger, consolidation, dissolution or liquidation of Onsale, the sale of substantially all of its assets, or any other similar corporate transaction, the vesting of all stock options awarded to directors pursuant to the plan will accelerate and become immediately exerciseable in full.

  In 1998, non-employee directors were entitled to an annual, automatic grant of 5,000 shares. If Proposal No. 2 is approved, non-employee directors will become entitled to an annual, automatic grant of 10,000 shares or, in lieu thereof, $20,000 and an option to purchase 5,000 shares.

Mergers, consolidations, change of control

  In the event of a merger, consolidation, dissolution or liquidation of Onsale, the sale of substantially all of its assets, or any other similar corporate transaction, the successor corporation may assume awards under the plan, substitute equivalent awards in exchange for those granted under the plan, or provide consideration substantially similar to that which is provided to our stockholders in such transaction. In the event that the successor corporation does not assume or substitute awards, such awards will expire upon the closing of such transaction at the time and upon the conditions as the Compensation Committee determines. However, the Compensation Committee may, in its sole discretion, provide that the vesting of any or all awards granted pursuant to the plan will accelerate.

Amendment or termination of the plan

  Onsale's board may at any time terminate or amend the plan, including amending any form of award agreement or instrument to be executed pursuant to the plan. However, the board may not amend the plan in any manner that requires stockholder approval pursuant to the Internal Revenue Code or its regulations, or pursuant to the Exchange Act or Rule 16b-3 promulgated under the Exchange Act.

Term of the plan

  Unless terminated earlier as provided in the plan, the plan will expire in November 2005, ten years from the date it was adopted by the Onsale board.

Federal income tax information

  The following is a general summary as of the date of this proxy statement of the federal income tax consequences to Onsale and participants under the plan. Federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Each participant has been and is encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the plan.

  Incentive stock options. A participant will recognize no income upon grant of an ISO and incur no tax on its exercise, unless the participant is subject to the alternative minimum tax, referred to as AMT. If the participant holds shares acquired upon exercise of an ISO, or the ISO shares, for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the participant generally will realize capital gain or loss, rather than ordinary income or loss, upon disposition of the ISO shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO shares.

  If the participant disposes of ISO shares prior to the expiration of either required holding period, known as a disqualifying disposition, the gain realized upon such disposition, up to the difference between the fair market value of the ISO shares on the date of exercise (or, if less, the amount realized on a sale of such shares) and the option exercise price, will be treated as ordinary income. Any additional gain will be long-term or short-term capital gain, depending upon the amount of time the ISO shares were held by the participant.

  Alternative minimum tax. The difference between the fair market value of the ISO shares on the date of exercise and the exercise price is an adjustment to income for purposes of AMT. The AMT, imposed to the extent it exceeds the taxpayer's regular tax, is 26% of the portion of an individual taxpayer's alternative minimum taxable income that would otherwise be taxable as ordinary income, and 28% in the case of alternative minimum taxable income in excess of $175,000. A maximum 20% AMT rate applies to the portion of alternative minimum taxable income that would otherwise be taxable as net capital gain. Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items, including the difference between the fair market value of the ISO shares on the date of exercise and the exercise price, and reducing this amount by the applicable exemption amount ($45,000 in case of a joint return, subject to reduction under certain circumstances). If a disqualifying disposition of the ISO shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO shares. Also, upon a sale of ISO shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO shares at exercise over the amount paid for the ISO shares.

  Non-qualified stock options. A participant will not recognize any taxable income at the time an NQSO is granted. However, upon exercise of an NQSO, the participant must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price. The included amount must be treated as ordinary income by the participant and may be subject to withholding by Onsale, either by payment in cash or withholding out of the participant's salary. Upon resale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss.

  Restricted stock awards and stock bonuses. Restricted stock and stock bonuses will generally be subject to tax at the time of receipt, unless there are restrictions that enable the participant to defer tax. At the time the tax is incurred, the tax treatment will be similar to that discussed above for NQSOs.

  Maximum tax rates. The maximum tax rate applicable to ordinary income is 39.6%. Long-term capital gain will be taxed at a maximum of 20%. For this purpose, in order to receive long-term capital gain treatment, the shares must be held for more than twelve months. Capital gains may be offset by capital losses and up to $3,000 of capital losses may be offset annually against ordinary income.

  Tax treatment of Onsale. Onsale generally will be entitled to a deduction in connection with the exercise of an NQSO by a participant or the receipt of restricted stock or stock bonuses by a participant to the extent that the participant recognizes ordinary income and Onsale withholds tax. Onsale will be entitled to a deduction in connection with the disposition of ISO shares only to the extent that the participant recognizes ordinary income on a disqualifying disposition of the ISO shares.

  ERISA. The plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Internal Revenue Code.

  Onsale's board recommends a vote for the proposed amendment to Onsale's 1995
                             Equity Incentive Plan.

                              THE EGGHEAD MEETING

Proposal to be considered

  Adoption and approval of the merger agreement among Onsale, Inc., EO Corporation, Inc., a wholly-owned subsidiary of Onsale, and Egghead.com, Inc. and approval of the merger that will cause Egghead to become a wholly-owned subsidiary of Onsale.

Date, time and location of the Egghead meeting

  Egghead will hold a special meeting of its shareholders at the Hilton Garden Inn at 12048 N.E. Airport Way, Portland, Oregon, on Thursday, November 4, 1999 at 8:00 a.m. local time.

  If the Egghead shareholders adopt and approve the merger agreement and approve the merger and the other conditions to the merger are satisfied or waived, Egghead will become a wholly-owned subsidiary of Onsale. The merger agreement is attached to this document as Annex A.

Record date and outstanding shares

  Only holders of record of Egghead common stock at the close of business on the record date, September 20, 1999, are entitled to notice of, and to vote at, the meeting. As of the close of business on the record date, there were 30,788,079 shares of Egghead common stock outstanding and entitled to vote. Each Egghead shareholder is entitled to one vote for each share of common stock held as of the record date.

Vote required

  The affirmative vote of holders of shares representing two-thirds of the Egghead common stock outstanding as of the record date is required to adopt and approve the merger agreement and to approve the merger.

Share ownership of management and certain shareholders

  On the record date, directors, executive officers and affiliates of Egghead as a group beneficially owned 1,740,190 shares of Egghead common stock, or approximately 5.4% of the outstanding shares on that date. Directors and executive officers who collectively own 92,901 shares of Egghead common stock, or approximately 0.3% of the outstanding shares on the record date, have executed voting agreements with Onsale, under which they have agreed to vote their shares in favor of the merger. See "Related Agreements--The voting agreements" on page 75.

Quorum

  A majority of the outstanding common stock of Egghead entitled to vote at the Egghead shareholders' meeting, represented in person or by proxy, will constitute a quorum for purposes of the meeting.

Expenses of proxy solicitation

  Egghead will pay the expenses of soliciting proxies to be voted at the Egghead shareholders' meeting. Following the original mailing of the proxies and other soliciting materials, Egghead and its agents also may solicit proxies personally, or by mail, telephone, telegraph, facsimile or messenger. In addition, MacKenzie Partners, Inc. will assist in the solicitation of proxies by Egghead for a fee of approximately $12,500, plus reasonable expenses. Egghead will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding soliciting materials to their principals.

Voting of proxies; absentions and broker non-votes

  The proxy accompanying this document is solicited on behalf of the Egghead board of directors for use at the meeting. You are requested to complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Egghead. If you have any questions about the procedures for voting of proxies or for voting your shares, please call MacKenzie Partners at 1-800-322-2885.

  All shares represented by properly signed proxies received by Egghead prior to the vote at the meeting that are not revoked will be voted at the meeting according to the instructions indicated on the proxies. Properly executed proxies received by Egghead prior to the meeting that are not revoked and that do not contain voting instructions will be voted "FOR" adoption and approval of the merger agreement and approval of the merger.

  Shares of Egghead common stock represented at the shareholders' meeting but not voting, including shares of Egghead stock for which proxies have been received but for which holders of the shares have abstained, will be treated as present at the shareholders' meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

  Only shares affirmatively voted for adoption and approval of the merger agreement and approval of the merger, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes for that proposal. If an Egghead shareholder abstains from voting or does not vote, either in person or by proxy, it will have the effect of a vote against adoption and approval of the merger agreement and approval of the merger. Brokers who hold shares of Egghead common stock in street name for customers who are the beneficial owners of those shares may not give a proxy to vote those customers' shares in the absence of specific instructions from the customers. These non-voted shares are referred to as broker non-votes and have the effect of votes against adoption and approval of the merger agreement and approval of the merger. Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

  The persons named as proxies by an Egghead shareholder may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitation of proxies.

  Egghead's board of directors does not know of any matter to be presented for action at the meeting other than adoption and approval of the merger agreement and approval of the merger. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their respective judgments.

How to revoke your proxy

  An Egghead shareholder may revoke his or her proxy at any time before it is exercised at the Egghead shareholders' meeting, by taking any of the following actions:

    . delivering to the secretary of Egghead a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

    . signing and delivering to the secretary of Egghead a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

    . attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

Dissenters' rights

  Under Washington law, Egghead shareholders have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Egghead common stock. To preserve their rights, Egghead shareholders who wish to exercise their statutory dissenters' rights must:

    . deliver to Egghead before the Egghead shareholders' meeting written notice of their intent to demand payment for their shares of Egghead common stock if the merger is effected; and

    . not vote their shares in favor of approval of the merger agreement and the merger.

  Merely voting against the merger agreement and the merger will not preserve an Egghead shareholder's dissenters' rights. Chapter 23B.13 of the Washington Business Corporation Act is reprinted in its entirety in Annex I to this document. Egghead shareholders should review the section entitled "Dissenters' Rights" beginning on page 103 and Annex I carefully if they wish to exercise statutory dissenters' rights or preserve their right to dissent. Failure to comply with the procedures described in Annex I will result in the loss of dissenters' rights.

See "The Merger--Dissenters' rights" on page 62 and "Dissenters' Rights" on page 103.

                                   THE MERGER

  This section of the document describes various aspects of the proposed merger, including the merger agreement and the Egghead and Onsale stock option agreements. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which we refer for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this document by reference. See "Documents Incorporated by Reference in this Document" on page 106. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 107.

Background of the merger

  On December 9, 1998, George Orban, Chairman of the Board and Chief Executive Officer of Egghead, called Jerry Kaplan, Chairman of the Board, President and Chief Executive Officer of Onsale, and offered to meet to discuss the competitive environment and potential areas of cooperation between the two companies.

  On December 15, 1998, Mr. Orban, together with a representative of Donaldson Lufkin Jenrette, an investment bank, met Mr. Kaplan and John Labbett, Chief Financial Officer of Onsale, to discuss a variety of topics, including Egghead, Onsale and the possible merits of a business combination between the two companies. Mr. Orban and Mr. Kaplan decided not to pursue further discussions about a possible business combination at that time. No further discussions occurred as a result of this meeting until March 17, 1999.

  On March 17, 1999, Mr. Orban requested a representative of Hambrecht & Quist LLC, to contact Ken Orton, a director of Onsale, to inquire whether Onsale would be interested in revisiting with Egghead the matters discussed at the December 15, 1998 meeting. The representative of Hambrecht & Quist contacted Mr. Orton that same day. On March 17, 1999, Mr. Kaplan received an e-mail from Mr. Orton stating that he had received a call from Hambrecht & Quist asking if Onsale would like to talk with Egghead. Mr. Kaplan responded by e-mail to Mr. Orton that he was not interested in further discussions at this time.

  On March 23, 1999, Mr. Orban sent an e-mail to Mr. Kaplan regarding the benefits of scale that might be achieved by a business combination. On March 28 and 29, 1999, Mr. Orban and Mr. Kaplan exchanged e-mails related to the possible benefits of scale in Internet retailing generally.

  On March 30, 1999, Mr. Orban called Mr. Kaplan to discuss a variety of topics, including the competitive environment of the Internet computer retailing market and a potential business combination.

  On April 2, 1999, Mr. Orban met Mr. Kaplan, Mr. Labbett and Jeff Sheahan, Onsale's Chief Operating Officer at Onsale's offices in Menlo Park, California, to discuss the business environment generally, the possible benefits of a business combination between the companies and the possibility of entering into a mutual nondisclosure agreement to facilitate further preliminary discussions.

  On April 6, 1999 Onsale provided a draft mutual nondisclosure agreement to Egghead for review.

  On April 8, 1999 Mr. Orban and Mr. Kaplan held a telephone discussion in which they expressed their mutual interest in facilitating further preliminary discussions once a nondisclosure agreement was in place.

  On April 8, 1999, Mr. Orban held a conference call with Egghead's legal advisors, Brian Bender, Chief Financial Officer of Egghead, Jonathan Brodeur, a director of Egghead and an officer of Egghead's primary operating subsidiary, and Gregory Boudreau, Scott Gibson, Eric Robison and Robert Wall, members of the board of directors of Egghead, to discuss his communications with Mr. Kaplan.

  On April 9, 1999, Mr. Orban sent Mr. Kaplan an e-mail recommending that the two companies enter into a mutual nondisclosure agreement before exchanging preliminary information. Discussions continued from April 9, 1999, through April 12, 1999.

  On April 12, 1999, Mr. Labbett and Mr. Kaplan e-mailed Onsale's preliminary list of questions to Mr. Orban, and indicated the process of responding to the questions could proceed when the mutual nondisclosure agreement was completed.

  On April 15, 1999, Egghead and Onsale entered into a mutual nondisclosure agreement.

  On April 21, 1999, members of Onsale's senior management, including Mr. Kaplan, Mr. Sheahan, Alan Fisher, Onsale's Chief Technical Officer and Mr. Labbett, met members of Egghead's management, including Mr. Orban, Mr. Bender, Tommy E. Collins, Vice President of Information Systems and Chief Technology Officer, Norman F. Hullinger, Vice President of Sales and Operations, James F. Kalasky, Vice President of Merchandising and Advertising, and Mr. Brodeur, in Portland, Oregon, to compare the customers, operations and sales patterns of the two companies and to identify the potential merits of a possible business combination between the companies and potential operational strategies, marketing strategies and organizational structures of a combined entity.

  From April 21, 1999, through mid-May, 1999, members of each company's management exchanged a variety of documents, primarily relating to a determination of the degree of overlap between their respective customer bases.

  From April 21, 1999, through July 13, 1999, members of Onsale's senior management held regular discussions with Morgan Stanley, Onsale's financial advisor, regarding a possible business combination with Egghead compared with Onsale's other strategic alternatives.

  On April 29, 1999, Mr. Labbett left a voicemail message with Mr. Orban indicating that Onsale was interested in pursuing discussions further.

  On April 29, 1999, at a regular meeting of the board of directors of Egghead, Mr. Orban and the Egghead board of directors discussed the strategic business alternatives for Egghead, including a possible business combination with Onsale. Mr. Orban discussed with the board of directors his communications with Hambrecht & Quist regarding companies other than Onsale that were potential candidates for a business combination with Egghead, and summarized the recent discussions between Egghead and Onsale. The Egghead board of directors directed Mr. Orban to discuss with Hambrecht & Quist formally retaining that firm to serve as Egghead's financial advisor to review and evaluate Egghead's strategic alternatives with its board of directors and management.

  From May 1999 through July 13, 1999, representatives of Hambrecht & Quist, members of Egghead's management and members of Egghead's board of directors held regular discussions regarding the possible business combination with Onsale and Egghead's other strategic alternatives. During this period, Hambrecht & Quist and management of Egghead identified several companies that could be potential candidates for a business combination with Egghead, and Hambrecht & Quist or Mr. Orban communicated with representatives of these companies and updated members of Egghead's board of directors regarding these communications.

  From May 4, 1999 to May 12, 1999, members of the senior management of each company had many communications regarding possible next steps in consideration of a business combination and planning for a further meeting on May 19, 1999.

  On May 7, 1999, Mr. Orban, other members of the Egghead board of directors and representatives of Hambrecht & Quist discussed by telephone companies that Egghead might acquire or combine with and that had been contacted by Hambrecht & Quist, and the substance of Hambrecht & Quist's discussions with those companies or their representatives to date.

  On May 17, 1999, Onsale's board of directors held a regular meeting, at which the potential merits of a combination with Egghead were discussed. Onsale's board encouraged the Onsale management team to consider the possible merger seriously.

  On May 19, 1999, Mr. Kaplan, Mr. Labbett and Merle McIntosh, Onsale's Senior Vice President Merchandise Acquisition, and representatives of Morgan Stanley, met Mr. Orban, Mr. Bender and Mr. Kalasky and representatives of Hambrecht & Quist in Portland, Oregon, to discuss the possible terms of a business combination and the possible structure of the board of directors and management of a combined entity.

  On May 26, 1999, Mr. Kaplan and Mr. Labbett, together with representatives of Morgan Stanley, held a conference call with Mr. Orban and Mr. Bender, together with representatives of Hambrecht & Quist, to conduct preliminary financial due diligence.

  On June 2, 1999, Mr. Labbett, Mr. Sheahan, Mr. Orban, Mr. Bender and Mr. Hullinger held a joint conference call to discuss further business due diligence.

  On June 2, 1999, Onsale provided Egghead with a preliminary proposal of key terms of a possible merger between the companies.

  On June 4, Mr. Orban held a conference call with members of Egghead's board of directors and discussed Onsale's preliminary proposed terms for a possible merger.

  On June 8, 1999, members of management of Onsale and Egghead met in Vancouver, Washington to conduct further business due diligence.

  On June 10, 1999, at a meeting of the Egghead board of directors, Mr. Orban and the members of the board discussed strategic business alternatives available to Egghead, and Mr. Orban discussed Egghead's communications with other companies that were possible candidates for a business combination, and Egghead's communication with Onsale and the terms of a possible combination with Onsale. Representatives of Hambrecht & Quist attended the meeting and discussed the terms of the possible merger with Onsale.

  On June 15, 1999, at a meeting of the Egghead board of directors, Mr. Orban discussed recent communications between Egghead and Onsale, including communications regarding the proposed terms of the possible merger between Egghead and Onsale. Representatives of Hambrecht & Quist participating in the meeting by telephone updated Egghead's board of directors regarding discussions between Hambrecht & Quist and the financial advisors of companies that might be potential candidates for a business combination with Egghead. Representatives of Hambrecht & Quist discussed the strategic alternatives of Egghead, discussed the possible merger with Onsale, and reviewed with the board of directors financial and other analyses by Hambrecht & Quist regarding a possible merger between Egghead and Onsale. The Egghead board of directors formed a special committee, comprising Scott Gibson, Eric P. Robison, Robert T. Wall, Karen White and Melvin A. Wilmore, who were all of the nonemployee directors of Egghead, to assist Egghead management in connection with negotiation of a potential transaction between Onsale and Egghead.

  On June 16, 1999, Mr. Orban spoke with each of Mr. Kaplan, Mr. Fisher, Mr. Sheahan and Mr. Labbett, and discussed various aspects of a potential business combination, including the management, staffing, technology and expense structure of a combined entity.

  On June 18, 1999, Mr. Orban, and Karen White and Melvin Wilmore, members of Egghead's board of directors, had a dinner in Palo Alto, California with Mr. Kaplan and Mr. Fisher, and Mr. Orton, a member of the board of directors of Onsale, to provide an opportunity for some outside directors of Egghead to become acquainted with key members of Onsale's management and board of directors, and to discuss the possible merits of a business combination between Onsale and Egghead.

  From June 20, 1999 through July 13, 1999, members of Onsale's management team conducted further business due diligence investigations of Egghead. From June 27, 1999 through July 13, 1999, members of Egghead's management team conducted further business due diligence of Onsale.

  On June 21, 1999, Mr. Orban and Mr. Kaplan discussed by telephone various aspects of the proposed merger.

  On June 21 and June 22, 1999, Mr. Labbett and Mr. Bender conducted financial and accounting diligence regarding the companies and the potential time table for a transaction between the companies, by telephone.

  On June 23, 1999, Mr. Collins met Mr. Fisher and Greg Boiles of Onsale in Menlo Park, California to discuss the technological infrastructure of Onsale and Egghead.

  From June 23, 1999 to July 13, 1999, Onsale's legal advisors conducted legal due diligence on Egghead, and from June 28, 1999 through July 13, 1999, Egghead's legal advisors conducted legal due diligence on Onsale.

  On June 24, 1999, Mr. Orban and representatives of Hambrecht & Quist discussed by telephone various aspects of the proposed merger.

  On June 24, 1999, Mr. Labbett and members of Onsale's independent accountants, together with representatives of Morgan Stanley and Hambrecht & Quist, conducted financial and business due diligence on Egghead in Spokane, Washington.

  On June 24, 1999, Onsale's legal advisors sent a first draft of a proposed merger agreement between Onsale and Egghead to Egghead's legal advisors. From this date to the execution of the definitive agreement on July 13, 1999, the parties and their legal advisors exchanged several revisions of the proposed merger agreement and related documents and held several conference calls to negotiate the merger agreement and related agreements.

  On June 29, 1999, members of Egghead's management and its independent accountants, together with representatives of Morgan Stanley and Hambrecht & Quist, conducted financial and business due diligence on Onsale in Palo Alto, California.

  On June 30, 1999, Egghead's board of directors held a regularly scheduled meeting. At the meeting, Mr. Orban and representatives of Hambrecht & Quist made a presentation to the board of directors regarding recent negotiations between Egghead and Onsale regarding the financial and other terms of the proposed merger. After the presentation, Mr. Kaplan of Onsale joined the meeting and made a presentation to the board of directors regarding the merits of a merger between Onsale and Egghead. Mr. Kaplan departed the meeting and the board of directors discussed the proposed terms of the merger and Mr. Kaplan's presentation, including the proposed exchange ratio. During a recess in the proceedings of the board meeting, a joint meeting of Egghead's compensation committee and special committee convened with Mr. Orban in attendance.
Mr. Kaplan joined this committee meeting, and the members of the committees and Mr. Kaplan discussed retention matters related to Egghead's senior management and discussed the proposed management structure of a combined company. Mr. Kaplan departed the meeting. The committee meeting adjourned. The meeting of the Egghead board of directors reconvened and discussed the proposed transaction with Onsale.

  On July 1, 1999, the Onsale board of directors held a special meeting. Morgan Stanley summarized for the board the material financial analyses that it performed related to the proposed transaction. Morgan Stanley and PricewaterhouseCoopers LLP, independent accountants, reported on the results of their due diligence investigations of Egghead.

  On July 7, 1999, meetings were held in Menlo Park, California, in which each of the members of senior management of Onsale met individually with each member of senior management of Egghead to discuss their specific areas of responsibility at the respective companies. The participants also met as a group to discuss potential timetables and integration of the two companies.

  On July 9, 1999, the Onsale board of directors held a special meeting. Morgan Stanley summarized for the board the material financial analyses that it performed related to the proposed transaction. Morgan Stanley verbally stated that it would be ready as of July 13, 1999 to render its oral opinion to the board of directors of Onsale to the effect that, as of that date and based upon the assumptions made, matters considered and limits of such review, as set forth in its opinion, the exchange ratio in the merger was fair to Onsale from a financial point of view. Onsale's management, legal advisors, independent accountants and financial advisor then reported on the results of their due diligence investigations of Egghead.

  On July 13, 1999, the Onsale board of directors held a special meeting. Onsale's legal advisors reviewed the principal terms of the merger agreement and related agreements. Morgan Stanley summarized for the board the material financial analyses that it performed related to the proposed transaction. Morgan Stanley rendered its oral opinion to the board of directors of Onsale, subsequently confirmed in writing as of July 13, 1999, to the effect that, as of that date and based upon the assumptions made, matters considered and limits of such review, as set forth in its opinion, the exchange ratio in the merger was fair to Onsale from a financial point of view. Onsale's management, legal advisors and financial advisor then reported on the results of their due diligence investigations of Egghead. After discussion, the Onsale board approved the merger agreement and related agreements and the issuance of Onsale common stock in the merger. The Onsale board determined to recommend to the Onsale stockholders that they approve the issuance of shares of Onsale common stock in the merger.

  On July 13, 1999, Egghead's board of directors held a special meeting with members of Egghead's senior management and legal and financial advisors of Egghead, and reviewed the following:

    .  the status of the negotiations of the proposed transaction;

    .  the principal terms of the merger agreement and related documents;

    .  the benefits and potential risks of the transaction with Onsale; and

    .  the results of the due diligence evaluation of Onsale.

  Egghead's legal advisors discussed the board of directors' fiduciary duties in considering a strategic business combination and further discussed the terms of the merger agreement and related documents. Egghead's independent accountants joined the meeting by telephone and discussed accounting aspects of the proposed merger. During a recess in the board of directors meeting, Egghead convened a meeting of the special committee of the board of directors, attended by Mr. Orban and Egghead's legal advisors. The special committee discussed personnel retention issues and certain terms of the merger. Representatives of Egghead's independent accountants, Mr. Kaplan, Mr. Labbett, representatives of Onsale's independent accountants and a representative of Morgan Stanley, joined the meeting by telephone and representatives of Hambrecht & Quist joined the meeting. The terms of retention arrangements for Egghead's senior management other than Mr. Orban were discussed. The representatives of Egghead's and Onsale's independent accountants both departed the meeting and a representative of Onsale's legal advisors joined the meeting by telephone. Mr. Orban, members of Egghead's special committee, representatives of Egghead's legal and financial advisors, Mr. Kaplan, Mr. Labbett, and representatives of Onsale's legal and financial advisors negotiated certain terms of the merger relating to termination fees and a loan to Onsale in the event of termination of the merger agreement under specified circumstances. The meeting of the special committee adjourned. Thereafter the meeting of the Egghead board of directors reconvened, attended by representatives of Egghead's legal and financial advisors. Representatives of Hambrecht & Quist reviewed the strategic rationale for, benefits and transactions risks relating to, and financial analyses relating to, the proposed merger. In addition, at the meeting, Hambrecht & Quist reviewed various analyses and rendered its oral opinion to the Egghead board of directors, subsequently confirmed in writing, that the exchange ratio in the merger was fair, from a financial point of view, to Egghead's shareholders. Following discussion, the Egghead board determined that the proposed merger was advisable and fair to, and in the best interests of, Egghead and its shareholders, and unanimously approved the merger agreement and related documents and resolved to recommend the approval and adoption of the merger agreement and approval of the merger by the Egghead shareholders.

  In the evening of July 13, 1999, the parties executed the merger agreement, the Egghead stock option agreement and the Onsale stock option agreement, and some officers and directors of each company executed voting agreements. On the morning of July 14, 1999, the parties publicly announced the agreement to merge.

Onsale's reasons for the merger

  At a meeting held on July 13, 1999, the board of directors of Onsale concluded that the merger was in the best interests of Onsale and its stockholders and determined to recommend that the Onsale stockholders approve the stockholder proposal relating to the merger.

  The decision of the board of directors of Onsale was based upon several potential benefits of the merger, including the potential to:

    + Develop a stronger leadership position for the combined company. Onsale believes that the combined company will have the opportunity to consolidate and extend its position as a leading Internet retailer of computers and related products, with combined sales, customer bases and traffic greater than most of its competitors in the online technology retail market, and as a result to build greater stockholder value;

    + Build a single, widely-recognized online brand. The merger will enable the combined company to pool marketing expenditures in order to strengthen the nationally-recognized Egghead brand, rather than making expenditures to create competing brands;

    + Increase sales. The combined company plans to leverage Egghead's higher number of daily visitors with Onsale's ability to generate higher revenue per visitor, resulting in higher revenues overall;

    + Reduce costs. The merger will enable the combined company to achieve increased economies of scale, including more efficient use of promotional expenditures, elimination of duplicated expenses for web site operation, technology development, order processing, customer service and general and administrative, and greater buying leverage with suppliers;

    + Combine traffic and customer bases. Onsale's studies suggest an overlap of only approximately fifteen percent in monthly visitors, registered customers and electronic mailing lists, indicating that the combined company would address a substantially larger base of potential and actual customers;

    + Leverage complementary organizational strengths. The merged companies can take advantage of the relative strengths of each company, such as Onsale's Internet e-commerce technology and Egghead's retailing expertise;

    + Increase financial strength by combining cash reserves. The combination of Egghead's and Onsale's cash reserves will give the combined company greater financial strength to compete in the intensely competitive e-commerce market; and

    + Expand into new product categories. The financial strength and market position of the combined company will provide the opportunity for the combined company to expand into additional product categories either directly or through the acquisition of other companies.

  In its evaluation of the merger, the Onsale board reviewed several factors, including, but not limited to, the following:

    . historical information concerning our respective businesses, financial performance and condition, operations, technology and management, including reports concerning results of operations;

    . Onsale management's view of the financial condition, results of operations and businesses of Onsale and Egghead before and after giving effect to the merger and the Onsale board's determination of the merger's effect on stockholder value;

    . current financial market conditions and historical market prices, volatility and trading information;

    . the consideration Egghead shareholders will receive in the merger in light of comparable merger transactions;

    . the opinion of Morgan Stanley that, as of the date of its opinion and subject to the considerations described in the opinion, the exchange ratio in the merger is fair from a financial point of view to Onsale;

    . the belief that the terms of the merger agreement and the Egghead and Onsale stock option agreements are reasonable;

    .  the impact of the merger on Onsale's customers and employees;

    . reports from management, legal, financial and accounting advisors as to the results of the due diligence investigation of Egghead; and

    . the expectation that the merger will be accounted for as a "pooling of interests."

  The Onsale board also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

    - the possibility that the value of the Onsale common stock to be issued to Egghead shareholders in the merger will increase or decrease before the completion of the merger;

    - the risk that the anticipated benefits of the merger may not be realized;

    - the possibility that the merger may not be completed;

    - the possibility that the merger might not be accounted for as a pooling of interests;

    - the technical, operational and personnel-related challenges to integrating the two companies;

    - the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

    - the risk that the combined company may not achieve the expected ratio of sales to visitors;

    - the risk that the merger may result in some lost customers due to consolidation of operations of the companies and brand consolidation; and

    - other applicable risks, including the risks related to Egghead's business and how they would affect the operations of the combined company.

  The board concluded, however, that the potential benefits to Onsale and its stockholders of the merger outweighed the risks associated with the merger.

  The discussion of the information and factors considered by the Onsale board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, the Onsale board did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination.

Recommendation of Onsale's board of directors

  After careful consideration, the Onsale board of directors has determined the merger agreement and the merger to be fair to and in the best interests of the Onsale stockholders. In connection with the merger, Onsale's board of directors recommends approval of the proposal to issue shares of Onsale common stock in the merger and to adopt Onsale's amended and restated certificate of incorporation.

  In considering the recommendation of the Onsale board of directors with respect to the merger, you should be aware that some directors and officers of Onsale have interests in the merger that are different from, or are in addition to, the interests of Onsale stockholders generally. Please see "Interests of executive officers and directors in the merger" on page 57.

Egghead's reasons for the merger

  At the meeting held on July 13, 1999, the board of directors of Egghead determined that the merger was advisable and fair to, and in the best interests of, Egghead and its shareholders and resolved to recommend the adoption and approval of the merger agreement and approval of the merger by Egghead's shareholders. Egghead's board of directors believes that there are several potential benefits of the merger that are reasons for shareholders of Egghead to vote FOR adoption and approval of the merger agreement and approval of the merger, including the potential to:

    + Strengthen our leadership position. The combined company will have the opportunity to consolidate and strengthen the leadership of Egghead and Onsale in the online retailing of personal computers and related products. Egghead expects that the combined company will be able to have greater sales, number of customer accounts and traffic than most of its competitors in the online technology retail market;

    + Achieve economies of scale. The merger will enable the combined company to achieve benefits of economies of scale, particularly with respect to marketing, merchandise procurement and infrastructure development;

    + Expand the customer base. Given the small overlap between the customer accounts of Egghead and Onsale, the merger will enable the combined company to sell to a greatly expanded customer base and increase the traffic to a single, combined web site;

    + Increase revenue. The combined company will have the opportunity to leverage Egghead's higher number of daily visitors with Onsale's ability to obtain higher revenues per customer, in order to increase revenue;

    + Strengthen and build a single brand. The merger will enable Egghead and Onsale to unite under the nationally-recognized Egghead brand, rather than expend resources on competing brands;

    + Combine complementary management strengths. The two companies will combine management and staff in the areas of technology, marketing, merchandising, procurement, distribution and customer service. This combination will result in a stronger team sooner than if each company sought to develop independently;

    + Reduce costs. Combining Egghead and Onsale will create the opportunity to eliminate duplicate expenses throughout both businesses;

    + Improve our technology. The merger will enable Egghead to use Onsale's stronger auction technology to merchandise and market products more flexibly and efficiently;

    + Expand into additional product categories. In addition to computer-related products, Egghead and Onsale sell consumer electronics and other consumer and business goods. Egghead believes that the combined company will be in a stronger position than Egghead alone to expand into additional product categories;

    + Increase the ability to acquire complementary businesses. Egghead believes that the online commerce industry may face increasing consolidation, and the combined company will be in a stronger position than Egghead alone to acquire complementary businesses; and

    + Increase growth. Egghead's shareholders will have the opportunity to participate in the growth potential of the combined company after the merger.

  In the course of deliberations, the Egghead board reviewed with Egghead's management and outside advisors a number of factors relevant to the merger, including:

    . historical information concerning Onsale's and Egghead's respective business, financial performance and condition, operations, technology, management and competitive position;

    . Egghead management's view as to the financial condition, results of operations and businesses of Onsale and Egghead before and after giving effect to the merger based on management due diligence and publicly available earnings estimates;

    . current financial market conditions and historical market prices, volatility and trading information with respect to Onsale common stock and Egghead common stock;

    . the consideration to be received by Egghead shareholders in the merger and an analysis of the market value of the Onsale common stock to be issued in exchange for each share of Egghead common stock in light of comparable merger transactions;

    . the belief that the terms of the merger agreement and the stock option agreements, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are reasonable;

    . Egghead management's view as to the prospects of Egghead as an independent company;

    . Egghead management's view as to the potential for other third parties to enter into strategic relationships with or to combine with Egghead;

    . financial analysis and pro forma and other information with respect to the companies presented by Hambrecht & Quist in board presentations, including Hambrecht & Quist's opinion that the exchange ratio pursuant to the merger agreement is fair to the Egghead shareholders from a financial point of view;

    .  the impact of the merger on Egghead's customers and employees; and

    . reports from management, legal advisors and financial advisors as to the results of their due diligence investigation of Onsale.

  The Egghead board considered a number of potentially negative factors in its deliberations concerning the merger, including:

    - the risk that because the exchange ratio will not be adjusted for changes in the market price of either Onsale common stock or Egghead common stock, the per share value of the consideration to be received by Egghead shareholders might be less than the price per share implied by the exchange ratio immediately prior to the announcement of the merger due to fluctuations in the market value of Onsale common stock and Egghead common stock;

    -  the risk that the merger might not be completed;

    - the risk that the merger agreement and merger might not be approved by Egghead's shareholders, which would result in an obligation by Egghead to make an unsecured loan of up to $16,000,000 to Onsale and may, under some circumstances, result in the payment of termination fees, which would significantly decrease Egghead's cash reserves;

    - the possibility that the merger might not be accounted for as a pooling of interests;

    -  the challenges relating to the integration of the two companies;

    - the possibility of management and employee disruption associated with the potential merger and integrating the operations of the companies, and the risk that, despite the efforts of the combined company, key management, marketing, merchandising, technical and administrative personnel of Egghead might not continue with the combined company;

    - the risk that the benefits sought to be achieved by the merger will not be realized; and

    - other applicable risks including risks relating to Onsale's business and how they would affect the operations of the combined company.

  Egghead's board of directors believed that these risks were outweighed by the potential benefits of the merger.

  The discussion of Egghead's reasons for the merger and the information and factors considered by the Egghead board is not intended to be exhaustive. In view of the factors considered in connection with its evaluation of the merger, the Egghead board did not find it practicable, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination.

Recommendation of Egghead's board of directors

  After carefully evaluating these factors, both positive and negative, the board of directors of Egghead has determined that the merger is advisable and fair to, and in the best interests of, Egghead and its shareholders and unanimously recommends that Egghead shareholders vote for adoption and approval of the merger agreement and approval of the merger.

  In considering the recommendation of the Egghead board of directors with respect to the merger, you should be aware that certain directors and officers of Egghead have certain interests in the merger that are different from, or are in addition to, the interests of Egghead shareholders generally. Please see "Interests of executive officers and directors in the merger" on page 57.

Opinion of Onsale's financial advisor

  Under an engagement letter dated July 13, 1999, Onsale formally retained Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the merger. The Onsale board of directors selected Morgan Stanley to act as Onsale's financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of Onsale. At the meeting of the Onsale board of directors on July 13, 1999, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing as of July 13, 1999, that as of that date and based upon and subject to the various considerations set forth in the opinion, the exchange ratio in the merger was fair to Onsale from a financial point of view.

  The full text of the written opinion of Morgan Stanley dated July 13, 1999 is attached as Annex G to this document and describes the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge the Onsale stockholders to read the opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Onsale board of directors and addresses only the fairness of the exchange ratio defined in the merger agreement from a financial point of view as to Onsale as of the date of the opinion. This opinion does not address any other aspect of the merger and does not constitute a recommendation to any holder of Onsale common stock as to how to vote at the Onsale stockholders' meeting. The summary of the opinion of Morgan Stanley in this document is qualified in its entirety by reference to the full text of the opinion.

  In connection with rendering its opinion, Morgan Stanley, among other things:

    . reviewed publicly available financial statements and other information of Onsale and Egghead;

    . reviewed internal financial statements, financial estimates and other financial and operating data concerning Onsale and Egghead prepared by the managements of Onsale and Egghead, respectively;

    . discussed the past and current operations and financial condition and the prospects of Onsale, including information relating to strategic, financial and operational benefits anticipated from the merger with senior executives of Onsale;

    . discussed the past and current operations and financial condition and the prospects of Egghead, including information relating to certain strategic, financial and operational benefits anticipated from the merger with senior executives of Egghead;

    . reviewed the pro forma impact of the merger on the earnings per share of Onsale;

    . reviewed the reported prices and trading activity for the Onsale common stock and Egghead common stock;

    . compared the financial performance of Onsale and Egghead and the prices and trading activity of the Onsale common stock and Egghead common stock with that of certain other publicly-traded companies and their securities;

    . reviewed and discussed with the senior managements of Onsale and Egghead their strategic rationales for the merger;

    . participated in discussions and negotiations among representatives of Onsale and Egghead and their financial and legal advisors;

    .  reviewed the draft merger agreement and certain related agreements;
       and

    . performed other analyses and considered other factors that it deemed appropriate.

  Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and other financial and operating data, and discussions relating to the strategic, financial and operational benefits anticipated from the merger provided by Onsale and Egghead, Morgan Stanley assumed that they have, in each case, been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Onsale and Egghead. Morgan Stanley relied upon the assessment by the managements of Onsale and Egghead of their ability to retain key employees of Onsale and Egghead. Morgan Stanley also relied upon, without independent verification, the assessment by the managements of Onsale and Egghead of:

    .  the strategic and other benefits expected to result from the merger;

    . the timing and risks associated with the integration of Onsale and Egghead; and

    . the validity of, and risks associated with, Onsale's and Egghead's existing and future technologies, services or business models.

  Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities or technology of Onsale and Egghead, nor was it furnished with any such appraisals. In addition, Morgan Stanley assumed that the merger will be treated as a tax-free reorganization or exchange under the Internal Revenue Code of 1986 and will be completed in accordance with the terms set forth in the merger agreement. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion.

  The following is a brief summary of certain of the analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its opinion letter dated July 13, 1999. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

  Comparative stock price performance. Morgan Stanley reviewed the recent stock price performance of Onsale and Egghead and compared such performance with that of a group of companies which is referred to as the e-commerce index. The e-commerce index included Beyond.com, CDNow, Cyberian Outpost, Preview Travel, Priceline.com, UBid and ValueAmerica. Morgan Stanley observed that over the period from July 8, 1998 to July 8, 1999, the market price of Onsale common stock decreased 10% compared with a decrease of 23% for Egghead common stock, an increase of 43% for the Nasdaq National Market and an increase of 26% for the e-commerce index.

  Peer group comparison. Morgan Stanley compared financial information of Onsale and Egghead with publicly available information for several groups of companies, including the following:

    . Internet sector bellweather companies, including Amazon.com, America Online, eBay and Yahoo!; and

    . e-commerce companies, including Beyond.com, CDNow, Cyberian Outpost, Preview Travel, Priceline.com, Ubid and ValueAmerica.

  Based on estimates from securities research analysts, with median values shown except for Onsale and Egghead and using the July 8, 1999 closing price of Onsale common stock at $21.88 per share and Egghead common stock at $11.69 per share, this analysis showed that as of July 8, 1999, the aggregate value to revenue multiples for calendar years 1999 and 2000 were as follows:

                                                                Estimated
                                                         Aggregate Value/Revenue
                                                         -----------------------
                                                              Calendar Year
                                                         -----------------------
                                                              1999        2000
                                                         ----------- -----------
     Onsale.............................................        1.0x        0.7x
     Egghead............................................        1.3x        0.8x
     Internet Sector Bellweather Companies..............       64.0x       43.1x
     E-Commerce Companies...............................        5.0x        2.2x

  No company used in the peer group comparison analysis is identical to Onsale or Egghead. In evaluating the peer groups, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond control of Onsale and Egghead, such as the impact of competition on the businesses of Onsale and Egghead and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Onsale and Egghead or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

  Exchange ratio analysis. Morgan Stanley reviewed the ratios of the closing prices of Egghead common stock divided by the corresponding prices of Onsale common stock over various periods during the twelve month period ending July 8, 1999. Morgan Stanley examined the premiums represented by the exchange ratio over the averages of these daily ratios over various periods and the implied fully diluted equity ownership of Onsale and Egghead:

                                                       % Pro Forma Ownership by
                              Premium/(Discount) to    ------------------------
                            Transaction Exchange Ratio   Onsale         Egghead
                            -------------------------- ------------   ------------
   Last Twelve Months......            10.5%                    55.6%          44.4%
   Last 120 Days...........             8.2                     55.0           45.0
   Last 90 Days............             4.0                     54.0           46.0
   Last 60 Days............            (2.4)                    52.4           47.6
   Last 30 Days............            (5.4)                    51.6           48.4
   Last 20 Days............            (4.3)                    51.9           48.1
   Last 10 Days............            (1.7)                    52.6           47.4
   Last 5 Days.............             1.4                     53.4           46.6
   Market (7/8/99).........             5.3                     54.3           45.7
   Offered Price...........                                     53.0           47.0

  Discounted equity value. Morgan Stanley performed an analysis of the present value per share of the implied value of Egghead on a standalone basis based on Egghead's future equity value. Morgan Stanley observed the following, based on a range of revenue growth estimates ranging from 40.0% to 63.4% for the calendar year 2001 and 15.0% to 25.0% for the calendar year 2002:

               Revenue         Discount     Fully Diluted
            Multiple Range       Rates       Equity Value
            --------------   ------------- ----------------
            0.60x - 1.20x    17.9% - 25.0% $10.72 to $18.72

  Morgan Stanley performed an analysis of the present value per share of the implied value of Onsale on a stand-alone basis based on Onsale's future equity value. Morgan Stanley observed the following, based on a range of revenue growth estimates ranging from 25.0% to 44.6% for the calendar year 2001 and 15.0% to 25.7% for the calendar year 2002:

               Revenue         Discount     Fully Diluted
            Multiple Range       Rates       Equity Value
            --------------   ------------- ----------------
            0.60x - 1.20x    19.4% - 25.0% $21.40 to $40.11

  Morgan Stanley performed an analysis of the present value per share of the implied value of the combined company based on its future trading price. Morgan Stanley observed the following for the combined company, based on revenue growth estimates used for each company in its standalone discounted equity value analysis as described above and illustrative synergies of an additional 10% of revenue:

               Revenue         Discount     Fully Diluted
            Multiple Range       Rates       Equity Value
            --------------   ------------- ----------------
            0.70x - 1.30x    15.0% - 20.0% $25.55 to $43.99

  Relative contribution analysis. Morgan Stanley analyzed the pro forma contribution of Onsale and Egghead to the combined company assuming consummation of the merger and based on revenue estimates from securities research analysts, with an adjusted gross margin of 3.5% for Onsale and 5.0% for Egghead. The analysis showed, among other things, the following:

                                                     % Pro Forma Ownership by
                                                     ------------------------
                                                       Onsale        Egghead
                                                     ------------  ------------
   Projected Calendar Year 1999
     Revenue........................................        59.5%          40.5%
     Adjusted Gross Profit..........................        52.9%          47.1%
   Projected Calendar Year 2000
     Revenue........................................        57.2%          42.8%
     Adjusted Gross Profit..........................        50.4%          49.6%
   Projected Calendar Year 2001
     Revenue........................................        54.9%          45.1%
     Adjusted Gross Profit..........................        48.0%          52.0%
   Offered Price....................................        53.0%          47.0%

  Pro forma merger analysis. Morgan Stanley analyzed the pro forma impact of the merger on the combined company's projected earnings per share for calendar year 1999 and 2000. This analysis was based on earnings projections by securities research analysts for Onsale and Egghead. Morgan Stanley made the following observations:

    . the merger would result in net loss per share dilution for Onsale, prior to giving effect to any synergies, of $0.31 for calendar year 1999 and $0.43 for calendar year 2000; and

    . the merger would result in net loss per share dilution for Onsale, prior to giving effect to any synergies, of approximately $0.38 for calendar year 1999 and $0.53 for calendar year 2000, based on an adjusted gross margin of 3.5% for Onsale and 5.0% for Egghead.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Onsale or Egghead. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Onsale or Egghead. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

  The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the exchange ratio defined in the merger agreement from a financial point of view to Onsale and were conducted in connection with the delivery of the Morgan Stanley opinion. The analyses do not purport to be appraisals or to reflect the prices at which Onsale or Egghead might actually be sold.

  The exchange ratio defined in the merger agreement was determined through arm's-length negotiations between Onsale and Egghead and was approved by the Onsale board of directors. Morgan Stanley provided advice to Onsale during these negotiations. However, Morgan Stanley did not recommend any specific exchange ratio to Onsale, nor did it state that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

  In addition, Morgan Stanley's opinion and presentation to the Onsale board of directors was one of many factors taken into consideration by Onsale's board of directors in making its decision to approve the merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Onsale board of directors with respect to the exchange ratio or of whether the Onsale board of directors would have been willing to agree to a different exchange ratio.

  Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for its own account or for the account of customers in the equity securities of Onsale and Egghead.

  Under the engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion in connection with the merger, and Onsale agreed to pay Morgan Stanley a fee of aproximately 1% of the aggregate consideration to be paid in the merger, valued at the date the merger agreement was executed. In addition, Onsale has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against some liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Morgan Stanley's engagement.

Opinion of Egghead's financial advisor

  Egghead engaged Hambrecht & Quist to act as its exclusive financial advisor in connection with the proposed transaction and to render an opinion as to the fairness from a financial point of view to the holders of outstanding shares of common stock of Egghead of the exchange ratio. Hambrecht & Quist was selected by the Egghead board of directors based on Hambrecht & Quist's qualifications, expertise and reputation, as well as

Hambrecht & Quist's historic investment banking relationship and familiarity with Egghead. Hambrecht & Quist rendered its oral opinion (subsequently confirmed in writing) on July 13, 1999 to the Egghead board that, as of such date, the exchange ratio is fair from a financial point of view to the holders of outstanding shares of common stock of Egghead.

  The full text of the opinion delivered by Hambrecht & Quist to the Egghead board dated July 13, 1999, which sets forth the assumptions made, general procedures followed, matters considered, and limitations on the scope of review undertaken by Hambrecht & Quist in rendering its opinion, is attached as Annex H to this document and is incorporated into this document by reference. Hambrecht & Quist's opinion is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of common stock of Egghead and does not constitute a recommendation to any Egghead shareholder as to how such shareholder should vote with respect to the proposed transaction. The summary of Hambrecht & Quist's fairness opinion set forth below is qualified in its entirety by reference to the full text of such fairness opinion attached to this document as Annex H. Egghead shareholders are urged to read the opinion carefully in its entirety.

  In reviewing the proposed transaction, and in arriving at its opinion, Hambrecht & Quist, among other things:

    . reviewed the publicly available financial statements of Onsale for recent years and interim periods to date and other relevant financial and operating data of Onsale (including its capital structure) made available to Hambrecht & Quist from published sources and from the internal records of Onsale;

    . reviewed certain internal financial and operating information, including certain projections, relating to Onsale prepared by the management of Onsale;

    . discussed the business, financial condition and prospects of Onsale with certain members of senior management;

    . reviewed the publicly available financial statements of Egghead for recent years and interim periods to date and certain other relevant financial and operating data of Egghead made available to Hambrecht & Quist from published sources and from the internal records of Egghead;

    . reviewed internal financial and operating information, including certain projections, relating to Egghead prepared by the senior management of Egghead;

    . discussed the business, financial condition and prospects of Egghead with certain members of senior management;

    . reviewed the recent reported prices and trading activity for the common stocks of Onsale and Egghead and compared such information and certain financial information for Onsale and Egghead with similar information for certain other companies engaged in businesses Hambrecht & Quist considered comparable;

    . reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

    .  reviewed a draft of the agreement and plan of merger; and

    . performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant.

  Hambrecht & Quist did not independently verify any of the information concerning Egghead or Onsale in connection with its review of the proposed transaction and, for purposes of its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, Hambrecht & Quist did not prepare or obtain any independent valuation or appraisal of any of the assets or liabilities of Egghead or Onsale, nor did it conduct a physical inspection of the properties and facilities of Egghead or Onsale. With respect to the financial forecasts and projections used in its analysis, Hambrecht & Quist assumed that they reflected the best currently available estimates and judgments of the expected future financial performance of Onsale and Egghead. For the purposes of its opinion, Hambrecht & Quist also assumed that neither Egghead nor Onsale was a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the proposed transaction and those activities undertaken in the ordinary course of conducting their respective businesses. For purposes of its opinion, Hambrecht & Quist assumed that the proposed transaction will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, for the shareholders of Egghead and that the proposed transaction will be accounted for as a pooling of interests. Hambrecht & Quist's opinion is necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the presentation by Hambrecht & Quist to the Egghead board. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analyses or factors considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the Egghead board and its opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Egghead and Onsale. The analyses performed by Hambrecht & Quist (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired.

  In performing its analyses, Hambrecht & Quist used published Wall Street research estimates for projections of Egghead's and Onsale's calendar year 1999 and 2000 financial performance as well as modifications of such estimates with the concurrence of the management of Egghead.

  The following is a brief summary of certain financial analyses performed by Hambrecht & Quist in connection with providing its opinion to the Egghead board on July 13, 1999. The summary of financial analyses includes information presented in tabular format. You should read those tables together with the text of each summary.

  Contribution Analysis. Hambrecht & Quist analyzed the pro forma contribution of each of Egghead and Onsale to certain financial statement categories of the pro forma combined company for calendar 1999 and calendar 2000, assuming no synergies. Categories compared included revenues, gross profit, operating income (loss) and net income (loss). Hambrecht & Quist then compared this contribution analysis to the pro forma ownership percentages that the stockholders of Egghead and Onsale would have in the combined company after the merger. Hambrecht & Quist observed that on a fully diluted basis, Onsale stockholders are expected to own approximately 53% and the Egghead shareholders are expected to own approximately 47% of the combined company equity following the merger. The table below sets forth the percentages that Hambrecht & Quist estimated that each company would contribute to the revenues, gross profit, operating income (loss) and net income (loss) of the combined company for calendar 1999 and calendar 2000.

                         Estimated Estimated Gross   Estimated    Estimated Net
                         Revenues      Profit      Operating Loss     Loss
                         --------- --------------- -------------- -------------
1999
  Onsale................   65.3%        58.7%           41.8%         43.0%
  Egghead...............   34.7%        41.3%           58.2%         57.0%
2000
  Onsale................   63.7%        61.6%           33.9%         33.8%
  Egghead...............   36.3%        38.4%           66.1%         66.2%

  Analysis of Publicly Traded Companies Comparable to Egghead. Using published Wall Street estimates and Hambrecht & Quist research, Hambrecht & Quist compared, among other things, certain financial, trading and valuation statistics, projected revenues for calendar 1999 and calendar 2000 and projected gross profit for calendar 1999 and calendar 2000 as well as resulting multiples for Egghead to corresponding measures for publicly traded Internet companies that Hambrecht & Quist considered comparable to Egghead. The Internet companies that Hambrecht & Quist considered comparable to Egghead were:

    .  Beyond.com;

    .  Cyberian Outpost;

    .  Onsale;

    .  Ubid Inc.; and

    .  Value America.

  Applying revenue multiples of Egghead and such comparable companies to projected calendar 1999 and calendar 2000 revenues of Egghead, Hambrecht & Quist determined the implied equity value of Egghead to be in the range of $467.1 million and $582.3 million. Applying gross profit multiples of Egghead and such comparable companies to projected calendar 1999 and calendar 2000 gross profits of Egghead, Hambrecht & Quist determined the implied equity value of Egghead to be in the range of $194.8 million and $289.1 million.

  Hambrecht & Quist noted that none of the comparable companies were exactly identical to Egghead and that any analysis of the comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading values.

  Analysis of Selected Transactions. Hambrecht & Quist compared the proposed transaction with selected mergers and acquisitions. This analysis included eight transactions involving companies in the Internet retail industry and seven transactions in the computer software and hardware industry. In examining these transactions, Hambrecht & Quist analyzed, among other things, the multiples of offer prices to revenues and gross profits for the last twelve-month period and the estimated next twelve month period for the acquired companies. No company or transaction used in the above analyses is identical to Egghead or the proposed merger. Because the sample of transactions was small and the range of multiples in such transactions was wide, Hambrecht & Quist did not determine a range of implied equity value of Egghead based on this analysis.

  Premium Analysis. Hambrecht & Quist compared the implied price of the offer as of July 12, 1999 to similar premiums for 24 mergers of equals transactions announced since 1996. Hambrecht & Quist observed that the average (excluding high and low) premiums paid above the closing share price on the first, fifth and twentieth trading days prior to announcement in these transactions were 2.0%, 7.0% and 7.7%, respectively. This compared with the proposed merger premium to Egghead shareholders of 7.7% as of July 12, 1999.

  Other Analyses. Hambrecht & Quist conducted such other analyses as it deemed necessary, including reviewing historical and projected financial, operating and trading data for Egghead and Onsale and selected Wall Street research reports on each of the entities, including information pertaining to the estimated revenues and gross profit for each of the entities and assessing future acquisition and growth opportunities for each of the companies.

  The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the view of Hambrecht & Quist, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Hambrecht & Quist opinion. Hambrecht & Quist did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support the Hambrecht & Quist opinion. In arriving at its opinion, Hambrecht & Quist considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor considered by Hambrecht & Quist. The analyses performed by Hambrecht & Quist, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of the Hambrecht & Quist analysis of the fairness to Egghead shareholders, from a financial point of view, of the financial terms of the transaction.

  The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion which is attached as Annex H to this document.

  Fee Arrangements. Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Hambrecht & Quist has acted as a financial advisor to the board of directors of Egghead in connection with the proposed merger.

  In the past, Hambrecht & Quist has provided investment banking and other financial advisory services to Egghead and Onsale and has received fees for rendering these services. Specifically, Hambrecht & Quist served as lead manager for Egghead's follow-on stock offering in March 1999. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Egghead and receives customary compensation in connection therewith, and also provides research coverage for Egghead. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Egghead for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide investment banking or other financial advisory services to Egghead, Onsale or the combined company.

  Pursuant to an engagement letter dated June 30, 1999, Egghead paid Hambrecht & Quist a retainer fee of $100,000 and agreed to pay Hambrecht & Quist a fee of $100,000 in connection with the delivery of the fairness opinion rendered on July 13, 1999. Egghead also agreed to pay Hambrecht & Quist, upon consummation of the merger, a fee of 0.9% of the value, at closing, of the aggregate consideration paid in the transaction. Based on the market price of Onsale common stock on September 20, 1999, 0.9% of the value of the aggregate consideration to be paid in the transaction would be approximatelty $2.35 million. Egghead also agreed to reimburse Hambrecht & Quist for its reasonable out-of-pocket expenses and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor.

Interests of executive officers and directors in the merger

  When considering the recommendations of Onsale's and Egghead's boards of directors, you should be aware that the directors and executive officers of Onsale and Egghead have interests in the merger and related arrangements that are different from the interests of Onsale stockholders and Egghead shareholders generally. These include:

    . George Orban, the Chief Executive Officer and Chairman of the board of directors of Egghead, will become the Chairman of the board of directors of the combined company after the merger;

    . Jerry Kaplan, the Chief Executive Officer, President and Chairman of the board of directors of Onsale, will become the Chief Executive Officer of the combined company after the merger;

    . C. Scott Gibson, Robert Wall and Karen White, who currently serve on Egghead's board, and Jerry Kaplan, Alan Fisher, Peter Harris and Ken Orton, who currently serve on Onsale's board,

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

       will become members of the board of directors of the combined company. Immediately following the proposed merger, the combined company's board of directors would consist of the following members, divided into the following classes:

        Class I (to be elected in 2000)
                1. Peter L. Harris
                2. Robert T. Wall
                3. Karen White

        Class II (to be elected in 2001)
                1. Alan S. Fisher
                2. C. Scott Gibson
                3. Kenneth J. Orton

        Class III (to be elected in 2002)
                1. S. Jerrold Kaplan
                2. George Orban
                3. (vacant);

    . Several other executive officers of Egghead and Onsale will become officers of the combined company after the merger;

    . At the effective time of the merger, each outstanding option to purchase Egghead common stock, including any stock option held by any executive officer or director of Egghead, will be assumed by Onsale and will become an option to acquire common stock of the combined company after the merger, with the number of shares subject to the option and the option exercise price to be adjusted according to the 0.565 exchange ratio;

    . Several executive officers of Egghead have agreements that provide for benefits, including severance and other payments and acceleration of stock option vesting, that may be triggered upon the closing of the merger or a subsequent termination of employment. These benefits are described in greater detail below under "--Change in control arrangements." Egghead is currently negotiating a new agreement with Mr. Bender pursuant to which he would extend his employment with Egghead, and a new agreement with Mr. Kalasky regarding retention;

    . Non-employee directors of Egghead have options, the vesting of which will accelerate in connection with the merger. The number of shares of Egghead common stock subject to unvested options held by non-employee directors that will vest in connection with the merger was 132,000 as of September 20, 1999;

    . Onsale and Egghead directors and executive officers have customary rights to indemnification against specified liabilities; and

    . Bari Abdul, an officer of Onsale, is the beneficial owner of 3,000 shares of Egghead common stock. George Orban, Chief Executive Officer of Egghead, is the beneficial owner of 5,000 shares of Onsale common stock.

  Change in control arrangements. Egghead has entered in to employment agreements with Brian W. Bender, Tommy E. Collins, James F. Kalasky and Norman
F. Hullinger, who are executive officers of Egghead. These agreements provide for payment of severance benefits in connection with a change of control of Egghead if the employment of these executives is terminated without cause, or by the executive for "good reason" (which may include change of title or change of responsibilities post-merger). These benefits include a payment to the executive equal to his annual base salary payable within 10 days of termination. In addition, these agreements entitle these executives to receive up to a maximum of 6 additional monthly payments equivalent to their current monthly salary if, 12 months following termination without cause or for "good reason," they have not commenced alternative employment, and to continue to receive benefits for up to 18 months following such termination of employment. Each agreement also provides that the executive's outstanding stock options will

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become fully vested immediately before a change of control, such as the proposed merger with Onsale. The number of shares of Egghead common stock subject to unvested options held by executives that will vest immediately before the proposed merger was 136,668 shares as of September 20, 1999.

  Egghead entered into retention bonus agreements with Jonathan W. Brodeur, Mr. Collins, Mr. Kalasky, and Mr. Hullinger. Under these agreements, Egghead agreed to pay each of them a bonus in the amount of his annual salary on January 31, 2000 if he remains employed by Egghead or any successor to Egghead through that date or is terminated without cause before that date. Under a retention bonus agreement with Egghead, Mr. Bender is entitled to a bonus in the amount of
0.222 times his annual salary if he remains employed by Egghead through October 31, 1999 or is terminated without cause before that date.

  George Orban, Egghead's Chairman and Chief Executive Officer, has entered into a new employment agreement with Egghead. The terms of the agreement include a $300,000 annual base salary, and either (1) a severance payment equal to his annual salary if Egghead or the combined company terminates Mr. Orban's employment without "cause" or if Mr. Orban terminates his employment for "good reason" (which does not include anticipated changes in job, title or responsibilities in connection with the merger), or (2) a retention bonus equal to his annual salary if Mr. Orban remains employed by Egghead or the combined company after Egghead has entered into an agreement regarding a significant business transaction, such as the proposed merger, through December 31, 1999.

  As a result, these directors and officers could be more likely to vote to approve the merger agreement and the merger than if they did not hold these interests.

Closing and effectiveness of the merger

  The merger will be completed when all of the conditions to closing the merger are satisfied or waived, including approval and adoption of the merger agreement and approval of the merger by the Egghead shareholders and approval of the proposal to issue shares of Onsale common stock in the merger and to adopt Onsale's amended and restated certificate of incorporation by the Onsale stockholders. The merger will become effective upon the filing of articles of merger with the State of Washington.

Structure of the merger

  EO Corporation, a newly-formed and wholly-owned subsidiary of Onsale, will be merged with and into Egghead. As a result of the merger, the separate corporate existence of EO will cease and Egghead will survive the merger as a wholly-owned subsidiary of Onsale. At the effective time of the merger, the corporate name of Onsale will be changed to "Egghead.com, Inc." and the name of the subsidiary will be changed.

Conversion of Egghead common stock

  When the merger becomes effective, each outstanding share of Egghead common stock, other than shares held by Egghead and its subsidiaries and shares held by dissenting Egghead shareholders who have complied with and established right to payment under Chapter 23B.13 of the Washington Business Corporation Act and have not withdrawn demand for payment, will be converted into the right to receive 0.565 shares of fully paid and nonassessable Onsale common stock. The number of shares of Onsale common stock issuable in the merger will be proportionately adjusted for any stock split, stock dividend or similar event with respect to Egghead common stock or Onsale common stock effected between the date of the merger agreement and the closing of the merger. Onsale will not issue any fractional shares of Onsale common stock in connection with the merger. Instead Egghead shareholders will receive cash, without interest, instead of a fraction of a share of Onsale common stock. This cash amount will equal this fraction multiplied by the average closing price of one share of Onsale common stock for the 10 trading days before the effective time of the merger. For example, if you own 100 shares of Egghead stock, you will receive 56 shares of Onsale common stock and cash for the fractional interest in the additional 0.5 Onsale shares.

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Exchange of Egghead stock certificates for stock certificates in the combined company

  When the merger is completed, Onsale's exchange agent will mail to Egghead shareholders a letter of transmittal and instructions for use in surrendering Egghead stock certificates in exchange for Onsale stock certificates. The Onsale stock certificates will evidence ownership in the combined company after the merger. When you deliver your Egghead stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, your Egghead stock certificates will be canceled and you will receive Onsale stock certificates representing the number of full shares of Onsale common stock to which you are entitled under the merger agreement. Egghead shareholders will receive payment in cash, without interest, in lieu of any fractional shares of Onsale common stock which would have been otherwise issuable to you in the merger. You should not submit your Egghead stock certificates for exchange unless and until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

  Egghead shareholders are not entitled to receive any dividends or other distributions on Onsale common stock until the merger is completed and they have surrendered their Egghead stock certificates in exchange for Onsale stock certificates. Subject to the effect of applicable laws, promptly following surrender of Egghead stock certificates and the issuance of the corresponding Onsale certificates, Egghead shareholders will be paid the amount of dividends or other distributions, without interest, with a record date after the closing of the merger which were previously paid with respect to their whole shares of Onsale common stock. At the appropriate payment date, Egghead shareholders will also receive the amount of dividends or other distributions, without interest, with a record date after the closing of the merger and a payment date after they exchange their Egghead stock certificates for Onsale stock certificates.

  Onsale will issue Egghead shareholders an Onsale stock certificate or a check instead of a fractional share only in a name in which the surrendered Egghead stock certificate is registered, except that, if you wish to have your certificate issued in another name, you must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that any applicable stock transfer taxes have been paid.

Material United States federal income tax consequences of the merger

  The following general discussion summarizes the material United States federal income tax consequences of the merger. This discussion is based on the Internal Revenue Code, the related regulations promulgated, existing administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. This discussion assumes that you hold your shares of Egghead common stock as capital assets within the meaning of
Section 1221 of the Internal Revenue Code. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or your particular tax status, including the following:

    . shareholders of Egghead who are not citizens or residents of the United States;

    .  financial institutions;

    .  tax-exempt organizations;

    .  pension funds;

    .  insurance companies;

    .  dealers in securities;

    . shareholders who acquired their shares of Egghead common stock through the exercise of options or similar derivative securities or otherwise as compensation; and

    . shareholders who hold their shares of Egghead common stock as part of a straddle or conversion transaction.

  Our obligation to complete the merger is conditioned on the delivery of an opinion to Onsale from Fenwick & West LLP and to Egghead from Perkins Coie LLP that the merger will be treated as a

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

reorganization for federal income tax purposes. In giving their opinions, Fenwick & West and Perkins Coie may rely upon customary factual representations made by Onsale and Egghead.

  Fenwick & West has advised Onsale and Perkins Coie has advised Egghead that, assuming the accuracy of the requested factual representations, the merger will be treated as a reorganization for federal income tax purposes with the consequences described below. These opinions will not bind the IRS and will not preclude the IRS from adopting a position contrary to that expressed in the opinions, and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated. Neither Onsale nor Egghead intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

  Tax implications to Egghead shareholders. Based on the conclusion that the merger will be treated as a reorganization, the material federal income tax consequences of the merger to the Egghead shareholders will be as follows:

    . Except as discussed below with respect to the receipt of cash for fractional shares or the receipt of cash by dissenting Egghead shareholders, current shareholders of Egghead will not recognize gain or loss for United States federal income tax purposes on the exchange of Egghead common stock for Onsale common stock in the merger;

    . The aggregate tax basis of the Onsale common stock received as a result of the merger should be the same as the aggregate tax basis in the Egghead common stock surrendered in the exchange, reduced by the tax basis of any shares of Egghead common stock for which cash is received instead of fractional shares of Onsale common stock;

    . The holding period of the Onsale common stock received as a result of the exchange will include the period during which the Egghead common stock exchanged in the merger was held;

    . Egghead shareholders who exercise their rights to dissent from the merger will recognize gain or loss for United States federal income tax purposes with respect to the cash they receive for their shares. Any gain or loss recognized will be a long-term capital gain or loss if the shares of Egghead common stock have been held for more than one year at the time the merger is completed and if after taking into account stock owned by related parties the cash is not treated as the equivalent of a dividend; and

    . Egghead shareholders will recognize gain or loss for United States federal income tax purposes with respect to the cash they receive instead of a fractional share interest in Onsale common stock. The gain or loss will be measured by the difference between the amount of cash they receive and the portion of the tax basis of their shares of Egghead common stock allocable to the shares of Egghead common stock exchanged for the fractional share interest. This gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the shares of Egghead common stock have been held for more than one year at the time the merger is completed.

  Tax implications to Onsale and Egghead. Onsale, including its merger subsidiary, and Egghead should not recognize gain or loss for United States federal income tax purposes as a result of the merger.

  This discussion is only intended to provide you with a general summary, and it is not intended to be a complete analysis or description of all potential United States federal income tax consequences or any other consequences of the merger. In addition, this discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, this discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting treatment of the merger

  We intend to account for the merger as a pooling of interests for financial reporting and accounting purposes, in accordance with generally accepted accounting principles. After the merger, the results of operations of Egghead will be included in the consolidated financial statements of Onsale.

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Regulatory filings and approvals required to complete the merger

  The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, which prevents some transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the appropriate waiting periods end or expire. We filed the required information and materials with the Department of Justice and the Federal Trade Commission and we obtained early termination of the applicable waiting period on September 7, 1999. The requirements of Hart-Scott-Rodino will be satisfied if the merger is completed within one year from the termination of the waiting period.

   At any time before or after the closing of the merger, the Antitrust Division of the Department of Justice, the Federal Trade Commission, as well as a foreign regulatory agency or government, could challenge the merger and take action under the antitrust laws. Other persons could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, notwithstanding that the applicable waiting period was terminated, any state could take action under the antitrust laws. A challenge to the merger could be made and if a challenge is made we may not prevail.

  Neither of us is aware of any other material governmental or regulatory approval required for closing the merger, other than the effectiveness of the registration statement of which this prospectus/proxy statement is a part and compliance with applicable corporate law of Washington.

Dissenters' rights

  Under Washington law, Egghead shareholders have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Egghead common stock. To preserve their rights, Egghead shareholders who wish to exercise their statutory dissenters' rights must:

    . deliver to Egghead before the shareholders' meeting written notice of their intent to demand payment for their shares of Egghead common stock if the merger is effected; and

    . not vote their shares in favor of approval of the merger agreement and merger.

  Merely voting against the merger agreement and the merger will not preserve an Egghead shareholder's dissenters' rights. Chapter 23B.13 of the Washington Business Corporation Act is reprinted in its entirety in Annex I to this document. Egghead shareholders should review the section titled "Dissenters' Rights" beginning on page 103 and Annex I carefully if they wish to exercise statutory dissenters' rights or preserve their right to dissent. Failure to comply with the procedures described in Annex I will result in the loss of dissenters' rights.

  If an Egghead shareholder follows the steps required by Chapter 23B.13 to exercise dissenters' rights, that shareholder's shares of Egghead common stock which are issued and outstanding immediately prior to the merger will not be converted into the right to receive shares of Onsale common stock, unless the shareholder subsequently withdraws demand for payment or fails to establish the right of such shareholder to be paid the fair value of such shareholder's shares under, or otherwise loses his or her dissenters' rights under, Chapter 23B.13 of the Washington Business Corporation Act. If an Egghead shareholder withdraws his or her demand for payment, or otherwise loses his or her dissenters' rights, under Chapter 23B.13 of the Washington Business Corporation Act, that shareholder's shares of Egghead common stock will be converted into the right to receive, as of the effective time of the merger, a whole number of shares of Onsale common stock and cash in lieu of any fractional interest in a share of Onsale common stock. See "Dissenters' Rights" beginning on page 103 and Annex I of this document.

Restrictions on sales of shares of Onsale common stock issued in the merger by affiliates of Egghead and Onsale

  The shares of Onsale common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Onsale common stock

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issued to any person who is an affiliate of either of us. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of, either of us and may include some of our officers and directors, as well as our principal stockholders. Affiliates may not sell their shares of Onsale common stock acquired in the merger except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act or (3) any other applicable exemption under the Securities Act.

  Affiliates of Onsale and Egghead must not sell any shares of either company's stock, except in specified limited amounts, until the day that the combined company publicly announces financial results covering at least 30 days of combined operations after the merger.

Listing on the Nasdaq National Market of shares of Onsale common stock to be issued in the merger

  It is a condition to the closing of the merger that the shares of Onsale common stock to be issued in the merger must be approved for quotation on the Nasdaq National Market, subject to official notice of issuance.

Delisting and deregistration of Egghead common stock after the merger

  If the merger is completed, common stock of the Washington corporation currently named Egghead.com, Inc. will be delisted from the Nasdaq National Market and will be deregistered under the Exchange Act.

Operations of the combined company after the merger

  Following the merger, the combined company will operate under the name "Egghead.com, Inc." Auctions and sales of surplus goods will be operated under the Onsale name. The combined company will be headquartered in Menlo Park, California, with operations in Menlo Park and in Vancouver, Washington. The common stock of the combined company will trade on the Nasdaq National Market under the symbol "EGGS."

  The shareholders of Egghead will become stockholders of the combined company, and their rights as stockholders will be governed by Onsale's amended and restated certificate of incorporation, Onsale's amended and restated bylaws and the laws of the State of Delaware. See "Comparison of Rights of Holders of Egghead Common Stock and Onsale Common Stock" on page 88.

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                              THE MERGER AGREEMENT

  This section of the document describes the merger agreement. While we believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. The merger agreement is attached to this document as Annex A and we urge you to carefully read this document in its entirety.

Representations and warranties

  We each made substantially similar representations and warranties in the merger agreement regarding aspects of our respective businesses, financial condition, structure and other facts pertinent to the merger, including representations and warranties by each company as to:

    . its corporate organization, good standing and qualification to do business;

    .  its subsidiaries and ownership interests in other entities;

    .  delivery of current copies of its charter, bylaws and minute book;

    . authority to enter into the merger agreement and stock option agreements;

    .  required consents, waivers and approvals;

    .  regulatory approvals required to complete the merger;

    .  its capitalization;

    .  the effect of the merger on its outstanding obligations;

    .  its filings and reports with the Securities and Exchange Commission;

    .  its financial statements and liabilities;

    . regarding Egghead, changes in its business since April 3, 1999, and regarding Onsale, changes in its business since March 31, 1999;

    .  its taxes;

    .  its title to the properties it owns and leases;

    . its intellectual property, intellectual property that it uses and infringement of other intellectual property;

    .  its compliance with applicable laws;

    . permits required to conduct its business and compliance with those permits;

    .  litigation to which it is a party;

    .  its employee benefit plans;

    .  its hazardous material activities and environmental liabilities;

    .  its agreements, contracts and commitments;

    . payments, if any, required to be made by it to employees and directors by virtue of the merger;

    .  its insurance;

    .  its customers, accounts receivable and suppliers;

    . information supplied by it in this document and the related registration statement filed by Onsale;

    .  approval by its board;

    .  the fairness opinion received by it from its financial advisor;

    . brokers' and finders' fees that it owes in connection with the merger;

    .  the inapplicability of specified laws to the merger;

    .  identification of its affiliates;

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

    . the absence of actions that would preclude Onsale from accounting for the merger as a pooling of interests; and

    . the absence of existing discussions with respect to other acquisition proposals.

  The representations and warranties in the merger agreement are complicated and are not easily summarized. We urge you to read the articles of the merger agreement entitled "Representations and warranties of the company" and "Representations and warranties of parent and merger sub" carefully.

Conduct of business before the closing of the merger

  Onsale and Egghead each agreed that until the closing of the merger or unless the other company consents in writing, each of us and our subsidiaries will use our commercially reasonable efforts consistent with past practices and policies to:

    .  preserve intact its present business organization;

    . keep available the services of its present executive officers and employees; and

    . preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

  We each also agreed that until the closing of the merger or unless the other company consents in writing, each of us and our subsidiaries will conduct our business in compliance with specific restrictions relating to the following:

    . waiving restrictions on, accelerating or modifying the terms of or payment for options granted under its plans;

    .  transferring or licensing its intellectual property;

    .  issuing dividends or making other distributions;

    .  issuing or redeeming securities;

    .  modifying its charter and bylaws;

    .  agreeing to merge with or acquire the assets of other entities;

    .  disposing of assets;

    .  incurring indebtedness;

    .  entering into collective bargaining agreements;

    . making payments outside the ordinary course of business in excess of $250,000 in the aggregate;

    .  entering into, modifying or terminating contracts;

    .  changing accounting practices;

    . taking actions that would prevent Onsale from accounting for the merger as a pooling of interests; and

    .  initiating or settling material litigation.

  The agreements related to the conduct of our businesses in the merger agreement are complicated and not easily summarized. We urge you to read the sections of the merger agreement entitled "Conduct prior to the effective time" carefully.

No other negotiations

  Until the merger is completed or the merger agreement is terminated, we each have agreed not to take any of the following actions directly or indirectly:

    . solicit, initiate, encourage or induce any Acquisition Proposal (as defined below);

    . participate in any discussions or negotiations regarding any Acquisition Proposal;

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

    . disclose any non-public information with respect to any Acquisition Proposal;

    . take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Acquisition Proposal;

    . engage in discussions with any person with respect to any Acquisition Proposal;

    .  approve, endorse or recommend any Acquisition Proposal; or

    . enter into any letter of intent or similar document or any contract, agreement or commitment relating to any Acquisition Transaction, as defined below.

  However, if Onsale or Egghead receives an unsolicited, written, bona fide Acquisition Proposal more than 20 business days prior to that company's stockholders' meeting that its board reasonably concludes may constitute a Superior Offer, as defined below, that company may furnish non-public information regarding it and may enter into discussions with the person or group who has made the Acquisition Proposal, if:

    . that company's board of directors concludes in good faith that this action is required for that board of directors to meet its fiduciary obligations to that company's stockholders under applicable law;

    . prior to furnishing non-public information to, or entering into any discussions with, a party making the Acquisition Proposal, the company gives the other written notice of the Acquisition Proposal, including the identity of the party making the Acquisition Proposal and the material terms of the Acquisition Proposal;

    . that company gives the other at least three business days' advance notice of its intent to furnish non-public information to or enter into discussions with the party making the Acquisition Proposal; and

    . that company discloses the non-public information to the other at the same time that the company furnishes this information to the party making the Acquisition Proposal.

  Each company has agreed to inform the other promptly as to any Acquisition Proposal, request for non-public information which that company believes would lead to an Acquisition Proposal or inquiry which that company reasonably should believe would lead to an Acquisition Proposal, the identity of the party making the Acquisition Proposal, request or inquiry, and the material terms of the Acquisition Proposal, request or inquiry. We each also have agreed to keep the other informed as to the status of the Acquisition Proposal, request or inquiry.

  An Acquisition Proposal is any offer or proposal relating to any Acquisition Transaction, other than an offer or proposal from Onsale, in the case of Egghead, or from Egghead, in the case of Onsale.

  An Acquisition Transaction with regard to either of us is any transaction involving any of the following:

    . the acquisition or purchase of more than a 15% interest in the total outstanding voting securities of the company or any of its subsidiaries;

    . any tender offer or exchange offer, that, if completed, would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of the company or any of its subsidiaries;

    . any merger, consolidation, business combination or similar transaction involving the company that, if completed, would result in the stockholders of the company prior to the transaction owning less than 85% of the equity interests in the surviving entity after the transaction;

    . any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, or acquisition or disposition other than of inventory in the ordinary course of business, of more than 50% of the assets of the company; or

    .  any liquidation or dissolution of the company.

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  A Superior Offer is an unsolicited, bona fide written offer made by a third party to complete any of the following transactions:

    . a merger or consolidation involving the company pursuant to which the stockholders of the company immediately preceding the transaction hold less than 40% of the equity interest in the surviving entity of the transaction; or

    . the acquisition by any person or group, including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the company, directly or indirectly, of ownership of 100% of the then outstanding shares of capital stock of the company, on terms that the board of the company determines, in its reasonable good faith judgment, based on the written advice of its financial advisor, to be more favorable to the company's stockholders than the terms of the merger. However, an offer shall not be deemed to be a Superior Offer if any financing required to complete the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of the company's board, based on the advice of its financial adviser, to be obtained by such third party on a timely basis.

  Either of the Onsale board or Egghead board may, without breaching the merger agreement, change its recommendation in favor of that company's stockholder proposal related to the merger if:

    .  a Superior Offer is made to that company and is not withdrawn;

    . the company provides written notice to the other including the identity of the party making the Superior Offer and specifying the material terms and conditions of the Superior Offer;

    . the other company does not, within five business days after receiving this written notice, make an offer that

      -- the board of the first company determines in its good faith judgment, based on the written advice of its financial advisor, to be at least as favorable to the company as the Superior Offer, or

      -- if the Superior Offer involves the payment of cash for all of the company's outstanding stock, represents an equal or greater per share price;

    . the company's board concludes, after consultation with its outside counsel, that the change of its recommendation is required for the board to comply with its fiduciary obligations to the company's stockholders under applicable law; and

    . the company has not violated specified provisions in the merger agreement.

Public disclosure

  Each of us will consult with the other and, to the extent practicable, agree before issuing any press release or making any public statement with respect to the merger, the merger agreement, or any Acquisition Proposal with respect to Onsale or Egghead.

Egghead's employee benefit plans

  Individuals who are employed by Egghead when the merger is completed will become employees of the combined company, although the combined company may terminate the employment of these employees at any time. Onsale and Egghead will work together to agree upon mutually acceptable employee benefit and compensation arrangements so as to provide benefits to Egghead employees no less favorable in the aggregate than those provided to similarly situated employees of Onsale or that are generally equivalent to the benefits provided under the Egghead employee plans in existence immediately prior to the effective time of the merger. Onsale will grant credit to each Egghead employee for all service with Egghead prior to the merger as if the service had been with Onsale for eligibility and vesting purposes for all employee benefit plans or vacation programs and for purposes of satisfying any preexisting condition exclusion or actively-at-work requirement.

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Egghead will terminate its group severance, separation, retention and salary continuation plans, programs or arrangements prior to the effective time of the merger, subject to specified exceptions.

Treatment of Egghead stock options and purchase rights

  Upon closing the merger, each outstanding option to purchase Egghead common stock will be assumed by Onsale and converted, in accordance with its terms, into an option to purchase the number of shares of Onsale common stock equal to
0.565 times the number of shares of Egghead common stock which could have been obtained before the merger upon the exercise of each option, rounded to the nearest whole share. The exercise price will be equal to the exercise price per share of Egghead common stock subject to the option before conversion divided by 0.565, rounded up to the nearest whole cent. In general, the other terms of each option will continue to apply in accordance with their terms, including any provisions providing for acceleration of vesting.

  Upon the closing of the merger, each outstanding purchase right with respect to Egghead's employee stock purchase plan will be assumed by Onsale and converted into the right to purchase shares of Onsale common stock. The purchase price will be equal to the lesser of: (1) 85% of the fair market value of Egghead's common stock on the offering date, as defined in the Egghead employee stock purchase plan, divided by the exchange ratio of 0.565; and (2) 85% of the last sale price of Onsale's common stock on the last day of the offering that was open at the effective time of the merger, rounded up to the nearest whole cent.

  Onsale will file a registration statement on Form S-8 for the shares of Onsale common stock issuable with respect to options assumed by Onsale and will maintain the effectiveness of that registration statement for as long as any of the options remain outstanding.

Conditions to closing the merger

  Our respective obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before closing the merger:

    . the merger agreement must be approved and adopted and the merger must be approved by the holders of two-thirds of the outstanding shares of Egghead stock;

    . the proposal to issue shares of Onsale common stock in the merger and to adopt Onsale's amended and restated certificate of incorporation must be approved by the holders of a majority of outstanding shares of Onsale common stock;

    . Onsale's registration statement must be effective, no stop order suspending its effectiveness may be in effect and no proceedings for suspending its effectiveness may be pending before or threatened by the Securities and Exchange Commission;

    . no governmental entity shall have enacted or issued any law, regulation or order which has the effect of making the merger illegal, otherwise prohibiting the closing of the merger substantially on the terms contemplated by the merger agreement or restricting Onsale's conduct or operation of the business of Egghead after the merger in a manner that could reasonably be expected to have a material adverse effect on the combined company after the effective time of the merger;

    . all applicable waiting periods under applicable antitrust laws must have expired or been terminated;

    . all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental entity will have been obtained, been filed or occurred to the extent that the failure to have obtained, been filed or occurred would have a material adverse effect on the applicable company;

    . Onsale and Egghead must each receive from their respective tax counsel an opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

    . the shares of Onsale common stock to be issued in the merger must be authorized for quotation on Nasdaq National Market, subject to notice of issuance;

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    .  Onsale's amended and restated certificate of incorporation must be on file with the Delaware Secretary of State; and

    . Onsale's bylaws must be amended to increase the size of Onsale's board from five to nine directors, and actions must have been taken to cause Onsale's board of directors to consist immediately following the effective time of the merger of four Onsale designees, four Egghead designees and one mutually selected designee.

  Egghead's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before closing the merger:

    . Onsale's representations and warranties must be true and correct in all material respects as of July 13, 1999 and at and as of the date the merger is to be completed as if made at and as of such time except

      -- to the extent Onsale's representations and warranties address matters only as of a particular date, they must be true and correct in all material respects as of that date, and

      -- if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties, other than those concerning Onsale's capital structure, obligations with respect to capital stock, board approval and receipt of the fairness opinion (which must be true and correct in all material respects), is not and does not have a material adverse effect on Onsale, then this condition will be deemed satisfied;

    . Onsale must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Onsale at or before closing the merger;

    . no material adverse effect with respect to Onsale, taken as a whole with its subsidiaries, shall have occurred since July 13, 1999 and be continuing;

    . Onsale must have obtained all consents, waivers and approvals required in connection with the closing of the merger, except to the extent that failure to obtain would not reasonably be expected to result in a material adverse effect to Onsale; and

    . Egghead must have received a letter from Arthur Andersen LLP concurring with Egghead's management's conclusion that no conditions exist relating to Egghead that preclude Onsale from accounting for the merger as a pooling of interests, and a copy of Onsale's letter from PricewaterhouseCoopers LLP concurring with Onsale's management's conclusion that Onsale may account for the merger as a pooling of interests.

  Onsale's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before closing the merger:

    . Egghead's representations and warranties must be true and correct in all material respects as of July 13, 1999 and as of the date the merger is to be completed as if made as of such time except

      -- to the extent Egghead's representations and warranties address matters only as of a particular date, they must be true and correct in all material respects as of that date, and

      -- if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties, other than those concerning Egghead's capital structure, obligations with respect to capital stock, board approval and receipt of the fairness opinion (which must be true and correct in all material respects), is not and does not have a material adverse effect on Egghead, then this condition will be deemed satisfied;

    . Egghead must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Egghead at or before closing the merger;

    . no material adverse effect with respect to Egghead, taken as a whole with its subsidiaries, shall have occurred since July 13, 1999 and be continuing;

    . Egghead must have obtained all consents, waivers and approvals required in connection with the closing of the merger, except to the extent that failure to obtain these consents, waivers and approvals would not reasonably be expected to result in a material adverse effect to Egghead;

    . Onsale must have received a letter from PricewaterhouseCoopers LLP concurring with Onsale's management's conclusion that Onsale may account for the merger as a pooling of interests, and a copy of Egghead's letter from Arthur Andersen LLP concurring with Egghead's management's conclusion that no conditions exist relating to Egghead that preclude Onsale from accounting for the merger as a pooling of interests; and

    . the aggregate number of dissenting shares of Egghead common stock may not exceed 5% of the aggregate number of shares of Egghead common stock outstanding immediately prior to the closing.

Termination of the merger agreement

  The merger agreement may be terminated at any time prior to closing the merger, whether before or after approval and adoption of the merger agreement and the merger by Egghead shareholders or approval of the proposal to adopt Onsale's amended and restated certificate of incorporation and to issue shares of Onsale common stock in the merger by Onsale stockholders, except as otherwise noted below:

    .  by mutual consent of Onsale and Egghead;

    . by either of us, if the merger is not completed by April 13, 2000, except that the right to terminate the merger agreement under this provision is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or by April 13, 2000, and this action or failure to act constitutes a breach of the merger agreement;

    . by either of us, if there is any order of a court or governmental authority permanently enjoining, restraining or prohibiting the merger which is final and nonappealable;

    . by either of us, if the proposal to issue Onsale common stock in the merger and to adopt Onsale's amended and restated certificate of incorporation fails to receive the affirmative vote of at least a majority of the shares of Onsale common stock outstanding as of the record date, except that the right to terminate the merger agreement under this provision is not available to Onsale if the failure to obtain Onsale stockholder approval was caused by an action or failure to act by Onsale which constitutes a material breach of the merger agreement, or a breach of any voting agreement by any Onsale stockholder;

    . by either of us, if the merger and merger agreement fail to receive the affirmative vote of at least two-thirds of the shares of Egghead common stock outstanding as of the record date, except that the right to terminate the merger agreement under this provision is not available to Egghead where the failure to obtain Egghead shareholder approval was caused by an action or failure to act by Egghead which constitutes a material breach of the merger agreement, or a breach of any voting agreement by any Egghead shareholder;

    . by Onsale, at any time prior to the adoption and approval of the merger agreement and the merger by the required vote of Egghead shareholders, if a Trigger Event (as described below) occurs with respect to Egghead; or by Egghead, at any time prior to the approval of the proposal to adopt Onsale's amended and restated certificate of incorporation and to issue stock in the merger by the required vote of Onsale stockholders, if a Trigger Event occurs with respect to Onsale; and

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    .  by either of us, upon a breach of any representation, warranty, covenant or agreement on the part of the other in the merger agreement, or if any of the other's representations or warranties are or become untrue, so that the corresponding condition to closing the merger would not be met. However, if the breach or inaccuracy is curable by the other through the exercise of its reasonable efforts, and the other continues to exercise reasonable efforts, then we may not terminate the merger agreement if the breach or inaccuracy is cured prior to April 13, 2000.

  A Trigger Event has occurred with respect to a company if:

    . that company's board of directors withdraws or amends or modifies in a manner adverse to the other company its unanimous recommendation in favor of the approval of the merger-related proposal to be voted on by its stockholders;

    . that company fails to include in this prospectus/proxy statement the unanimous recommendation of its board of directors in favor of the approval of the merger-related proposal to be voted on by its stockholders;

    . that company's board of directors fails to reaffirm its unanimous recommendation in favor of approval of the merger-related proposal to be voted on by its stockholders within 10 days after the other company requests in writing that this recommendation be reaffirmed at any time after the public announcement of an Acquisition Proposal with respect to the first company;

    . that company's board of directors approves or publicly recommends any Acquisition Proposal regarding that company, or that company enters into a letter of intent or agreement accepting an Acquisition Proposal; or

       if a tender or exchange offer relating to the securities of that company is commenced by a person or entity unaffiliated with the other company, and the company does not send to its security holders within 10 business days after the tender or exchange offer is first commenced a statement disclosing that the company recommends rejection of the tender or exchange offer.

Termination fee

  If the merger agreement is terminated under the circumstances outlined below, then Egghead may be obligated to pay Onsale a termination fee equal to four percent of the Equity Value of Egghead, or Onsale may be obligated to pay Egghead a termination fee equal to 4% of the Equity Value of Onsale, in immediately available funds. A company is obligated to pay this fee if:

    . the other terminates the merger agreement at any time prior to approval of the merger-related proposal by the first company's stockholders because a Trigger Event with respect to the first company has occurred;

    . either of us terminates the merger agreement because the required approval of the merger-related proposal by the company's stockholders was not obtained, and before the merger agreement is terminated a third party has publicly announced an Acquisition Proposal with respect to the company and within 12 months after the merger agreement is terminated an Acquisition with respect to the company, as defined on page 72, is completed or the company enters into an agreement providing for an Acquisition of the company; or

    . either of us terminates the merger agreement because the merger was not completed by April 13, 2000, and either

      -- before the merger agreement is terminated, a third party publicly announced an Acquisition Proposal with respect to the company, and within 12 months after the merger agreement is terminated an Acquisition with respect to the company is completed or the company enters into an agreement providing for an Acquisition with respect to the company, or

      -- the failure to complete the merger by April 13, 2000 is principally due to action or failure to act by the company which constitutes a breach of the merger agreement, and within 12 months

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       after the merger agreement is terminated, an Acquisition with respect to the company is completed or the company enters into an agreement providing for an Acquisition with respect to the company.

  In either of the latter two cases above, the company who owes the termination fee must make the payment within two days after an Acquisition of the company is completed or the company enters into an agreement contemplating the Acquisition of the company.

  Equity Value with respect to a company means the sum of all shares of the company's common stock outstanding on the date of termination and all shares of the company's common stock issuable upon conversion of outstanding company securities, options and warrants convertible into the company's common stock that are outstanding on the date of termination, multiplied by the average closing price of that company's common stock on the Nasdaq National Market over the 5 trading days prior to the date of termination.

  An Acquisition is any of the following:

    . a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the company pursuant to which the company's stockholders immediately preceding the transaction hold less than 50% of the aggregate equity interests in the surviving entity of the transaction;

    . a sale or other disposition by the company of assets representing in excess of 50% of the aggregate fair market value of the company's business immediately prior to the sale; or

    . the acquisition by any person or group, including by way of a tender offer or an exchange offer or issuance by the company, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the company.

Termination loan and expenses

  Egghead is obligated to make an unsecured loan to Onsale for up to $16 million, with a term of two years and an annual interest rate of 6%, and to reimburse Onsale for actual out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including investment banking, legal and accounting fees and expenses, if:

    .  the merger agreement is terminated by either of us because

      -- the merger was not completed by April 13, 2000 and, in the case of this termination, Egghead had held the Egghead shareholders' meeting before the merger agreement was terminated but had failed to obtain the required vote by the Egghead shareholders for approval of the merger, or

      -- Egghead did not obtain the required vote for approval of the merger by the Egghead shareholders at the Egghead shareholders' meeting; and

    . Egghead had not paid the termination fee described above to Onsale within two days after the merger agreement was terminated.

  If a termination fee becomes payable by Egghead after Egghead has made the loan, Egghead may satisfy its payment obligation for the termination fee by reducing the amount due from Onsale under the loan.

Amendment, extension and waiver of the merger agreement

  We may amend the merger agreement before closing the merger by execution of a written instrument signed by each of us, provided that we comply with applicable state law in amending the agreement. Either of us may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

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                               RELATED AGREEMENTS

  This section of the document describes agreements related to the merger agreement including the stock option agreements and the voting agreements. While we believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you. The Egghead stock option agreement is attached as Annex C, the Onsale stock option agreement is attached as Annex D, the form of Egghead shareholders' voting agreement is attached as Annex E and the form of Onsale stockholders' voting agreement is attached as Annex F. We urge you to read each of these agreements carefully in their entirety.

The stock option agreements

  Under the Egghead stock option agreement, Egghead granted Onsale an option to buy up to a number of shares of Egghead common stock equal to 19.9% of the outstanding shares of Egghead common stock as of the date of exercise of the option at an exercise price of $12.06 per share. Based on the number of shares of Egghead common stock outstanding on September 20, 1999, the option would be exercisable for approximately 6,126,827 shares of Egghead common stock.

  Under the Onsale stock option agreement, Onsale granted Egghead an option to buy up to a number of shares of Onsale common stock equal to 19.9% of the outstanding shares of Onsale common stock on the date of exercise of the option at an exercise price of $22.50 per share. Based on the number of shares of Onsale common stock outstanding on September 20, 1999, the option would be exercisable for approximately 3,918,115 shares of Onsale common stock.

  Each of us required the other to grant these stock options as a prerequisite to entering into the merger agreement. The Egghead stock option agreement is attached to this document as Annex C, and the Onsale stock option agreement is attached to this document as Annex D. We urge you to read both of these agreements in their entirety. For purposes of describing these agreements, the grantor of the option, whether Egghead or Onsale, is referred to in this section as the grantor, and the option holder, whether Onsale or Egghead, is referred to as the option holder.

  These options are intended to increase the likelihood that the merger will be completed. Aspects of the stock option agreements may have the effect of discouraging persons who might now or at any time be interested in acquiring all or a significant interest in either of us before closing the merger. The number of shares issuable upon exercise of each option and the exercise price of each option are subject to adjustment under specified circumstances to prevent dilution.

  Neither option is currently exercisable. The option holder may exercise the option in whole or in part and from time to time only if one or more of the following occurs:

    . the grantor's board of directors withdraws or adversely amends its unanimous recommendation, in the case of the Onsale option agreement, in favor of the proposal to adopt Onsale's amended and restated certificate of incorporation and to issue shares of Onsale common stock in the merger, or in the case of the Egghead option agreement, in favor of adoption and approval of the merger agreement and approval of the merger;

    . the grantor's board of directors fails to reaffirm its unanimous recommendation within 10 business days of a written request from the option holder following the public announcement of any offer or proposal relating to any transaction or series of related transactions involving

      -- any purchase from the grantor or acquisition by any person or group of more than a 15% interest in the total outstanding voting securities of the grantor or any of its subsidiaries,

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

      -- any tender offer or exchange offer that would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of the grantor or any of its subsidiaries,

      -- any merger, consolidation, business combination or similar transaction involving the grantor pursuant to which the grantor's stockholders immediately preceding the transaction hold less than 85% of the equity interests in the surviving entity,

      -- any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business or acquisition or disposition outside the ordinary course of business of more than 50% of the assets of the grantor, or

      -- any liquidation or dissolution of the grantor;

    . the grantor's board of directors or committee of the board approves or publicly recommends any offer or proposal relating to any transaction or series of related transactions of the type described above;

    . the grantor enters into any agreement or commitment accepting any offer or proposal relating to any transaction or series of related transactions of the type described above;

    . any party unaffiliated with the option holder commences a tender or exchange offer relating to the grantor's securities and the grantor does not send a notice to its stockholders in accordance with Rule 14e-2 under the Securities Act within 10 business days after the tender or exchange offer is published stating that it recommends rejection of the tender or exchange offer;

    . public announcement, prior to the date the merger agreement is terminated, of any offer or proposal other than by the option holder relating to any transaction or series of related transactions involving

      -- any purchase from the grantor or acquisition by any person or group of more than a 10% interest in the total outstanding voting securities of the grantor or any of its subsidiaries,

      -- any tender offer or exchange offer that would result in any person or group beneficially owning 10% or more of the total outstanding voting securities of the grantor or any of its subsidiaries,

      -- any merger, consolidation, business combination or similar transaction involving the grantor,

      -- any sale, lease, exchange, transfer, license, acquisition or disposition of more than 10% of the assets of the grantor, other than in the ordinary course of business, or

      -- any liquidation or dissolution of the grantor,

       and the occurrence of one or more of the following on or after the date of the above announcement

      -- in the case of the Onsale option agreement, the required vote of Onsale's stockholders in favor of the proposal to issue shares of Onsale common stock in the merger and to adopt Onsale's amended and restated certificate of incorporation is not obtained at the Onsale stockholders' meeting, or, in the case of the Egghead option agreement, the required vote of Egghead's shareholders in favor of adoption and approval of the merger agreement and approval of the merger is not obtained at the Egghead shareholders' meeting,

      -- a tender offer or exchange offer for 15% or more of the outstanding shares of the grantor's common stock is commenced other than by the option holder or an affiliate of the option holder, or

      -- the grantor fails to call and hold the grantor's stockholders' meeting by April 13, 2000; or

    . upon a proxy solicitation by any person or entity other than the option holder or its board of directors seeking to alter the composition of the grantor's board of directors.

  The option will terminate upon the earliest of any of the following:

    .  the effective time of the merger;


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    .  the termination of the merger agreement by mutual written consent duly authorized by both of our boards, or by either of us if a governmental entity issued an order permanently prohibiting the merger and this order is final and nonappealable; or

    . 14 months after termination of the merger agreement in other circumstances;

except that if the option is exercisable but cannot be exercised due to government order or because the waiting period under the Hart-Scott-Rodino Act related to the issuance of the shares underlying the option has not expired or been terminated, or because any other condition to closing has not been satisfied, then the option will not terminate until the tenth business day after this impediment to exercise has been removed or, in the case of a government order, has become final and not appealable.

  If the option holder receives proceeds in connection with any sales or other dispositions of the option or shares purchased by exercising the option, plus any dividends on these shares, less the exercise price of the option multiplied by the number of shares purchased, which, together with any termination fee payable by the grantor in connection with the proposed merger, exceed 5% of the grantor equity value, then the option holder must promptly remit all proceeds in excess of this amount in cash to the grantor. The grantor equity value equals the product of the average closing price of the grantor's common stock over the five trading days prior to the purchase of shares by exercising the option and the sum of all shares of the grantor's common stock and all shares of grantor's common stock issuable on conversion of convertible stock, options and warrants outstanding on the date before the purchase of option shares.

  The stock option agreements grant registration rights to Onsale and Egghead with respect to the shares of Egghead common stock or Onsale common stock represented by the respective options. Under each agreement, the grantor and the option holder agree to indemnify the other against specified liabilities and expenses, including liabilities under the Securities Act.

The voting agreements

  Onsale required Egghead securityholders Brian W. Bender, Jonathan W. Brodeur, Tommy E. Collins, C. Scott Gibson, Norman F. Hullinger, James F. Kalasky, George P. Orban, Eric P. Robison, Robert T. Wall, Karen L. White and Melvin A. Wilmore to enter into voting agreements as an inducement for Onsale to enter into the merger agreement. These persons collectively held approximately 0.3% of the outstanding Egghead common stock as of the record date.

  In addition, Egghead required Onsale securityholders Bari Abdul, Alan Fisher, Peter Harris, Peter Jackson, John Labbett, Jerry Kaplan, Merle McIntosh, Razi Mohiuddin, Ken Orton and Jeff Sheahan to enter into voting agreements as an inducement for Egghead to enter into the merger agreement. These persons collectively held approximately 51.7% of the outstanding Onsale common stock as of the record date. As a result, assuming these persons vote as required by their voting agreements, the Onsale merger-related proposal will be approved.

  Under the voting agreements, these persons agreed:

    . in the case of Egghead shareholders, to vote all shares of Egghead common stock that they beneficially own in favor of the merger, the execution and delivery by Egghead of the merger agreement and all actions in furtherance of the merger;

    . in the case of Onsale stockholders, to vote all shares of Onsale common stock that they beneficially own in favor of

      -- Onsale's amended and restated certificate of incorporation,

      -- the issuance of shares of Onsale common stock in the merger, and

      -- to the extent required by law, in favor of the merger agreement, the merger and all actions in furtherance of the merger;

    . to waive, and to vote all shares of common stock that they beneficially own in favor of the waiver of, any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase or similar rights of the shareholder under any agreement, arrangement or understanding applicable to their shares to the extent that these rights apply to the merger or any other actions contemplated by the merger agreement; and

    . to waive any appraisal and dissenters' rights that may apply to the merger.

  Concurrently with the execution of the voting agreement, each person also delivered an irrevocable proxy to the other company and some of its officers granting them the right to vote the shares covered by the voting agreement in favor of the matters referenced above.

  None of the persons who entered into a voting agreement were paid additional consideration in connection with the voting agreements. The voting agreements will terminate upon the earlier to occur of the effective time of the merger or the valid termination of the merger agreement under Article VII of the merger agreement.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

  Onsale common stock has been traded on the Nasdaq National Market under the symbol ONSL since April 1997. Egghead common stock has been traded on the Nasdaq National Market under the symbol EGGS since June 1988.

  The following table sets forth, for the calendar quarters indicated, the high and low sale prices per share of Onsale common stock and Egghead common stock as reported on the Nasdaq National Market.

                                                         Onsale       Egghead
                                                      Common Stock  Common Stock
                                                     -------------- ------------
                                                      High    Low    High   Low
                                                     ------- ------ ------ -----
Year Ended December 31, 1997:
  First Quarter..................................... $   --  $  --  $ 7.63 $4.38
  Second Quarter....................................    9.38   4.63   5.19  3.63
  Third Quarter.....................................   34.00   8.38  10.13  3.75
  Fourth Quarter....................................   35.25  11.88  11.13  5.75
Year Ended December 31, 1998:
  First Quarter.....................................   36.81  14.25  12.75  5.50
  Second Quarter....................................   36.75  21.00  12.25  6.88
  Third Quarter.....................................   29.75  13.88  29.13  5.50
  Fourth Quarter....................................  108.00  10.63  40.25  4.31
Year Ending December 31, 1999:
  First Quarter.....................................   60.59  31.00  26.63 12.00
  Second Quarter....................................   39.25  15.25  18.88  9.06
  Third Quarter (through September 20, 1999)........   26.25  13.00  12.88  6.50

  The following table sets forth the closing prices per share of Onsale common stock and Egghead common stock as reported on the Nasdaq National Market on (1) July 12, 1999, the business day preceding public announcement that Onsale and Egghead had entered into the merger agreement and (2) September 20, 1999, the last full trading day for which closing prices were available at the time of the printing of this document. It also sets forth the equivalent price per share of Egghead common stock on those dates. The equivalent price per share is equal to the closing price of a share of Onsale common stock on that date multiplied by 0.565, the number of shares of Onsale common stock to be issued in exchange for each share of Egghead common stock.

                                                                      Equivalent
                                                       Onsale Egghead    Per
                                                       Common Common    Share
                                                       Stock   Stock    Price
                                                       ------ ------- ----------
July 12, 1999......................................... $22.75 $11.94    $12.85
September 20, 1999.................................... $15.00 $ 7.56    $ 8.47

  Onsale and Egghead believe that Egghead common stock presently trades on the basis of the value of the Onsale common stock expected to be issued in exchange for the Egghead common stock in the merger, discounted primarily for the uncertainties associated with the merger. Apart from the publicly disclosed information concerning Onsale which is included and incorporated by reference in this document, Onsale cannot state with certainty what factors account for changes in the market price of the Onsale common stock.

  Egghead shareholders are advised to obtain current market quotations for Onsale common stock and Egghead common stock. We cannot provide any guarantees as to the market prices of Onsale common stock or Egghead common stock at any time before the closing of the merger or as to the market price of the common stock of the combined company at any time after the merger. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate Egghead shareholders for decreases in the market price of Onsale common stock which could occur before the merger closes. In the event the market price of Onsale common stock decreases or increases prior to the completion of the merger, the value of the common stock of the combined company to be received in the merger in exchange for Egghead common stock would correspondingly decrease or increase.

  Onsale and Egghead have never paid cash dividends on their respective shares of capital stock. Pursuant to the merger agreement, each of Onsale and Egghead has agreed not to pay cash dividends before the closing of the merger without the written consent of the other. If the merger is not completed, Egghead presently intends that it would retain future earnings, if any, for use in its business and would not pay any cash dividends in the foreseeable future. Onsale presently intends to retain future earnings, if any, for use in its business and has no present intention to pay cash dividends before or after the merger.

                              UNAUDITED PRO FORMA
              CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited condensed combined consolidated pro forma financial statements give effect to the merger, pursuant to which Egghead will become a wholly-owned subsidiary of Onsale, to be accounted for as a pooling of interests. The unaudited pro forma condensed combined consolidated balance sheet presents the combined financial position of Onsale and Egghead as of June 30, 1999 assuming that the proposed merger had occurred as of June 30, 1999. Such pro forma information is based upon the historical balance sheet data of Onsale and Egghead as of that date. The unaudited pro forma condensed consolidated statements of operations give effect to the proposed merger of Onsale and Egghead by combining the results of operations of Onsale for each of the three years in the period ended December 31, 1998 and for the six-month periods ended June 30, 1999 and 1998 with the results of the continuing operations of Egghead for each of the three years in the period ended March 31, 1999 and the six-month periods ended June 30, 1999 and 1998, respectively, on a pooling of interests basis. Egghead uses a 52/53 week fiscal year ending on the Saturday nearest March 31; for convenience, these fiscal years are referred to as "March 31." The continuing operations of Egghead for the three-month period ended March 31, 1999, resulting in net sales and a net loss from continuing operations of $42.3 million and $12.8 million, respectively, have been included in the pro forma statements of operations for the year ended December 31, 1998 and for the six-month period ended June 30, 1999. The continuing operations of Egghead for the three-month period ended March 31, 1998, resulting in net sales and a net loss from continuing operations of $74.5 million and $39.3 million, respectively, have been included in the pro forma statements of operations for the year ended December 31, 1997 and for the six-month period ended June 30, 1998.

  The unaudited pro forma condensed combined consolidated financial statements are based on the estimates and assumptions set forth in the notes to these financial statements, which are preliminary and have been made solely for purposes of developing this pro forma information. The unaudited pro forma condensed combined consolidated financial statements are not necessarily an indication of the results that would have been achieved had such transactions been consummated as of the dates indicated or that may be achieved in the future.

  These unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with the historical financial statements and related notes of Onsale and Egghead, including those incorporated into this document by reference.

       Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

                              As of June 30, 1999

                                                          Onsale/Egghead
                                       Historical            Proforma
                                    -----------------  ------------------------
                                    Onsale   Egghead   Adjustments     Combined
                                    -------  --------  -----------     --------
                                               (in thousands)
Assets
Current assets:
  Cash and cash equivalents........ $19,893  $109,803   $    --        $129,696
  Short-term investments...........  16,061       --                     16,061
  Accounts receivable, net.........   7,692     2,269                     9,961
  Merchandise inventory............   7,271    11,800                    19,071
  Prepaid expenses and other
   current assets..................     808       712                     1,520
                                    -------  --------   --------       --------
    Total current assets...........  51,725   124,584        --         176,309
Property and equipment, net........   4,518     9,791     (9,000) (A)     5,309
Investment in joint venture........   1,450       --                      1,450
Goodwill, net......................     --     31,202    (31,202) (A)       --
Other assets.......................     387       210                       597
                                    -------  --------   --------       --------
    Total assets................... $58,080  $165,787   $(40,202)      $183,665
                                    =======  ========   ========       ========

Liabilities and Stockholders'
 Equity
Current liabilities:
  Accounts payable................. $13,800  $ 18,016   $    --        $ 31,816
  Accrued expenses.................   4,734    10,986     14,000  (B)    29,720
  Deferred revenue.................   2,366       --                      2,366
  Reserves and liabilities related
   to restructuring................     --      5,838        --           5,838
                                    -------  --------   --------       --------
    Total current liabilities......  20,900    34,840     14,000         69,740
Long-term liabilities..............   2,033       --                      2,033
Stockholders' equity
  Common stock.....................      20       308       (291) (C)        37
  Additional paid-in capital.......  69,707   250,397        291  (C)   320,395
  Accumulated deficit.............. (34,580) (119,758)   (14,000) (B)
                                                         (40,202) (A)  (208,540)
                                    -------  --------   --------       --------
    Total stockholders' equity.....  35,147   130,947    (54,202)       111,892
                                    -------  --------   --------       --------
    Total liabilities and
     stockholders' equity.......... $58,080  $165,787   $(40,202)      $183,665
                                    =======  ========   ========       ========

 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

              Unaudited Pro Forma Condensed Combined Consolidated
                            Statement Of Operations

                         Six Months Ended June 30, 1999

                                                          Onsale/Egghead
                                      Historical            Pro Forma
                                   ------------------  ----------------------
                                    Onsale   Egghead   Adjustments   Combined
                                   --------  --------  -----------   --------
                                      (In thousands, except per share
                                                  amounts)
Revenue:
  Merchandise--Online............. $144,096  $ 82,839    $  (674)(D) $226,261
  Commission and other ...........    5,082       --         674 (D)    5,756
                                   --------  --------    -------     --------
    Total revenue.................  149,178    82,839        --       232,017
Cost of revenue...................  140,667    75,713        --       216,380
                                   --------  --------    -------     --------
Gross profit......................    8,511     7,126        --        15,637
                                   --------  --------    -------     --------
Operating expenses:
  Sales and marketing.............   18,013    20,535     (1,103)(E)   37,445
  General and administrative......    5,769     9,555     (1,742)(E)   13,582
  Engineering.....................    2,808       --       5,206 (E)    8,014
  Depreciation....................      --      2,361     (2,361)(E)      --
  Amortization of goodwill........      --        860        --           860
                                   --------  --------    -------     --------
    Total operating expenses......   26,590    33,311        --        59,901
                                   --------  --------    -------     --------
Loss from operations..............  (18,079)  (26,185)       --       (44,264)
Equity in net loss of joint
 venture..........................     (350)      --         --          (350)
Interest and other income, net....    1,066     2,857        --         3,923
                                   --------  --------    -------     --------
Loss before income taxes..........  (17,363)  (23,328)       --       (40,691)
Provision for income taxes........      --        --         --           --
                                   --------  --------    -------     --------
Net loss from continuing
 operations....................... $(17,363) $(23,328)   $   --      $(40,691)
                                   ========  ========    =======     ========
Net loss per share:
  Basic and diluted............... $  (0.89) $  (0.83)               $  (1.15)
                                   ========  ========                ========
Weighted average common shares:
  Basic and diluted...............   19,552    28,170                  35,468
                                   ========  ========                ========


 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

              Unaudited Pro Forma Condensed Combined Consolidated
                            Statement Of Operations

                         Six Months Ended June 30, 1998

                                                           Onsale/Egghead
                                        Historical           Pro Forma
                                     -----------------  ----------------------
                                     Onsale   Egghead   Adjustments   Combined
                                     -------  --------  -----------   --------
                                        (In thousands, except per share
                                                   amounts)
Revenue:
 Merchandise
  Online...........................  $89,450  $ 56,107    $   --      $145,557
  Retail...........................      --     47,922       (420)(D)   47,502
 Commission and other .............    1,515       --         420 (D)    1,935
                                     -------  --------    -------     --------
    Total revenue..................   90,965   104,029        --       194,994
Cost of revenue:
  Online...........................   80,467    50,389        --       130,856
  Retail...........................      --     50,839        --        50,839
                                     -------  --------    -------     --------
    Total cost of revenue..........   80,467   101,228        --       181,695
Gross profit:
  Online...........................    8,983     5,718        --        14,701
  Retail...........................      --     (2,917)      (420)(D)   (3,337)
  Commission and other.............    1,515       --         420 (D)    1,935
                                     -------  --------    -------     --------
    Total gross profit.............   10,498     2,801        --        13,299
                                     -------  --------    -------     --------
Operating expenses:
  Sales and marketing..............   11,576    18,712     (3,515)(E)   26,773
  General and administrative.......    6,210     8,628      2,109 (E)   16,947
  Engineering......................    2,383       --       2,863        5,246
  Depreciation.....................      --      1,457     (1,457)(E)      --
  Amortization of goodwill.........      --        851        --           851
  Restructuring and impairment
   costs...........................      --     19,500        --        19,500
                                     -------  --------    -------     --------
    Total operating expenses.......   20,169    49,148        --        69,317
                                     -------  --------    -------     --------
Loss from operations...............   (9,671)  (46,347)       --       (56,018)
Interest and other income, net.....    1,443     1,458        --         2,901
                                     -------  --------    -------     --------
Loss before income taxes...........   (8,228)  (44,889)       --       (53,117)
Provision for income taxes.........      --        --         --           --
                                     -------  --------    -------     --------
Net loss from continuing
 operations........................  $(8,228) $(44,889)   $   --      $(53,117)
                                     =======  ========    =======     ========
Net loss from continuing operations
 per share:
  Basic and diluted................  $ (0.44) $  (1.92)               $  (1.66)
                                     =======  ========                ========
Weighted average common shares:
  Basic and diluted................   18,753    23,357                  31,950
                                     =======  ========                ========

 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

              Unaudited Pro Forma Condensed Combined Consolidated
                            Statement Of Operations

                          Year ended December 31, 1998

                                                          Onsale/Egghead
                                      Historical            Pro Forma
                                   ------------------  ----------------------
                                    Onsale   Egghead   Adjustments   Combined
                                   --------  --------  -----------   --------
                                      (In thousands, except per share
                                                  amounts)
Revenue:
  Merchandise--Online............. $204,124  $148,721    $  (354)(D) $352,491
  Commission and other............    3,627       --         354 (D)    3,981
                                   --------  --------    -------     --------
    Total revenue.................  207,751   148,721        --       356,472
Cost of revenue...................  185,745   134,341        --       320,086
                                   --------  --------    -------     --------
Gross profit......................   22,006    14,380        --        36,386
                                   --------  --------    -------     --------
Operating expenses:
  Sales and marketing.............   23,582    34,722     (2,773)(E)   55,531
  General and administrative......   10,679    16,084     (2,462)(E)   24,301
  Engineering.....................    4,957       --       8,087 (E)   13,044
  Depreciation....................      --      2,852     (2,852)(E)      --
  Amortization of goodwill........      --      1,708        --         1,708
                                   --------  --------    -------     --------
    Total operating expenses......   39,218    55,366        --        94,584
                                   --------  --------    -------     --------
Loss from operations..............  (17,212)  (40,986)       --       (58,198)
Equity in net loss of joint
 venture..........................     (200)      --         --          (200)
Interest and other income, net....    2,746     6,563        --         9,309
                                   --------  --------    -------     --------
Loss before income taxes..........  (14,666)  (34,423)       --       (49,089)
Provision for income taxes........      --        --         --           --
                                   --------  --------    -------     --------
Net loss from continuing
 operations....................... $(14,666) $(34,423)   $   --      $(49,089)
                                   ========  ========    =======     ========
Net loss from continuing
 operations per share:
  Basic and diluted............... $  (0.77) $  (1.40)               $  (1.50)
                                   ========  ========                ========
Weighted average common shares:
  Basic and diluted...............   18,953    24,569                  32,834
                                   ========  ========                ========


 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

              Unaudited Pro Forma Condensed Combined Consolidated
                            Statement Of Operations

                          Year ended December 31, 1997

                                                           Onsale/Egghead
                                        Historical           Pro Forma
                                     -----------------  ----------------------
                                     Onsale   Egghead   Adjustments   Combined
                                     -------  --------  -----------   --------
                                        (In thousands, except per share
                                                   amounts)
Revenue:
  Online...........................  $85,997  $ 59,737    $    --     $145,734
  Retail...........................      --    233,342     (1,618)(D)  231,724
  Commission and other.............    2,984       --       1,618 (D)    4,602
                                     -------  --------    -------     --------
    Total revenue..................   88,981   293,079        --       382,060
Cost of revenue:
  Online...........................   75,336    52,016        --       127,352
  Retail...........................      --    205,159        --       205,159
                                     -------  --------    -------     --------
    Total cost of revenue..........   75,336   257,175        --       332,511
Gross profit:
  Online...........................   10,661     7,721        --        18,382
  Retail...........................      --     28,183     (1,618)(D)   26,565
  Commission and other.............    2,984       --       1,618 (D)    4,602
                                     -------  --------    -------     --------
    Total gross profit.............   13,645    35,904        --        49,549
Operating expenses:
  Sales and marketing..............    9,181    49,219     (3,766)(E)   54,634
  General and administrative.......    4,962    18,847      3,072 (E)   26,881
  Engineering......................    2,873       --       5,494 (E)    8,367
  Depreciation.....................      --      4,800     (4,800)(E)      --
  Amortization of goodwill.........      --      1,009        --         1,009
  Restructuring and impairment
   costs...........................      --     19,500        --        19,500
                                     -------  --------    -------     --------
    Total operating expenses.......   17,016    93,375        --       110,391
                                     -------  --------    -------     --------
Loss from operations...............   (3,371)  (57,471)       --       (60,842)
Interest and other income, net.....      899     2,940        --         3,839
                                     -------  --------    -------     --------
Loss before income taxes...........   (2,472)  (54,531)       --       (57,003)
Provision for income taxes.........      --        --         --           --
                                     -------  --------    -------     --------
Net loss from continuing
 operations........................  $(2,472) $(54,531)   $   --      $(57,003)
                                     =======  ========    =======     ========
Net loss from continuing operations
 per share:
  Basic and diluted................  $ (0.16) $  (2.60)               $  (2.07)
                                     =======  ========                ========
Weighted average common shares:
  Basic and diluted................   15,742    20,967                  27,588
                                     =======  ========                ========

 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

  Unaudited Pro Forma Condensed Combined Consolidated Statement Of Operations

                          Year Ended December 31, 1996

                                 Historical     Onsale/Egghead Pro Forma
                              ----------------  ------------------------------
                              Onsale  Egghead    Adjustments       Combined
                              ------- --------  -------------     ------------
                              (In thousands, except per share amounts)
Revenue:
  Online....................  $12,573 $  1,408    $       --      $     13,981
  Retail....................      --   359,307           (521)(D)      358,786
  Commission and other......    1,696      --             521 (D)        2,217
                              ------- --------    -----------     ------------
    Total revenue...........   14,269  360,715            --           374,984
Cost of revenue:
  Online....................   11,195    1,159            --            12,354
  Retail....................      --   303,092            --           303,092
                              ------- --------    -----------     ------------
    Total cost of revenue...   11,195  304,251            --           315,446
Gross profit:
  Online....................    1,378      249            --             1,627
  Retail....................      --    56,215           (521)(D)       55,694
  Commission and other......    1,696      --             521 (D)        2,217
                              ------- --------    -----------     ------------
    Total gross profit......    3,074   56,464            --            59,538
Operating expenses:
  Sales and marketing.......    1,397   57,352         (3,328)(E)       55,421
  General and
   administrative...........      596   24,065            543 (E)       25,204
  Engineering...............      714      --          10,137 (E)       10,851
  Depreciation..............      --     7,352         (7,352)(E)          --
  Restructuring and
   impairment costs.........      --    15,597            --            15,597
                              ------- --------    -----------     ------------
    Total operating
     expenses...............    2,707  104,366            --           107,073
                              ------- --------    -----------     ------------
Income (loss) from
 operations.................      367  (47,902)           --           (47,535)
Interest and other income,
 net........................       37    3,729            --             3,766
                              ------- --------    -----------     ------------
Income (loss) before income
 taxes......................      404  (44,173)           --           (43,769)
Provision for income taxes..       43    4,788            --             4,831
                              ------- --------    -----------     ------------
Net income (loss) from
 continuing operations......  $   361 $(48,961)   $       --      $    (48,600)
                              ======= ========    ===========     ============
Net income (loss) from
 continuing operations per
 share:
  Basic and diluted.........  $  0.03 $  (2.78)                   $      (2.21)
                              ======= ========                    ============
Weighted average common
 shares:
  Basic.....................   12,090   17,581                          22,023
                              ======= ========                    ============
  Diluted...................   13,536   17,581                          22,023
                              ======= ========                    ============

 See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                   COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.

  The unaudited pro forma condensed combined consolidated financial statements of Onsale and Egghead give retroactive effect to the proposed merger, pursuant to which Egghead will become a wholly-owned subsidiary of Onsale, which is being accounted for as a pooling of interests and, as a result, the unaudited pro forma condensed combined consolidated balance sheet and statements of operations are presented as if Onsale and Egghead had been combined for all periods presented. Egghead uses a 52/53 week fiscal year ending on the Saturday nearest March 31; for convenience, these fiscal years are referred to as "March 31." The continuing operations of Egghead for the three-month period ended March 31, 1999, resulting in net sales and a net loss from continuing operations of $42.3 million and $12.8 million, respectively, have been included in the pro forma statements of operations for the year ended December 31, 1998 and for the six-month period ended June 30, 1999. The continuing operations of Egghead for the three-month period ended March 31, 1998, resulting in net sales and a net loss from continuing operations of $74.5 million and $39.3 million, respectively, have been included in the pro forma statements of operations for the year ended December 31, 1997 and for the six-month period ended June 30, 1998.

  The unaudited pro forma condensed combined consolidated financials statements, including the related notes, should be read in conjunction with the historical financial statements and related notes of Onsale and of Egghead, including those incorporated into this document by reference.

  Egghead's online net sales consist of the results of Egghead's online shopping web sites and inbound telephone orders. Egghead's retail net sales consist of the results of the retail stores and the direct response and catalog/mail-order divisions. Egghead completed the closure of the retail stores and the catalog/mail-order divisions on February 28, 1998.

Note 2.

  Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income
(loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of the incremental common shares issuable upon exercise of stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computations if their effect is anti-dilutive. Pro forma net income (loss) per share is computed by adding Onsale historical weighted average shares outstanding to Egghead historical weighted average shares outstanding converted to give effect to the exchange ratio of 0.565 shares of Onsale common stock for each outstanding share of Egghead common stock.

Note 3.

  The following pro forma adjustments have been made to the historical financial statements of Onsale and Egghead. These adjustments are based upon preliminary estimates and assumptions made by management for purposes of preparing the unaudited pro forma condensed combined consolidated financial statements:

    (A) To write off assets representing duplicate facilities including hardware and software of $9.0 million and goodwill of $31.2 million associated with these duplicate facilities. Egghead's goodwill was related to the technology, systems and business processes of the internet business it had acquired, which will be converted and migrated to Onsale's systems following closing. The estimated charges are reflected in the unaudited pro forma condensed combined consolidated balance sheet data, but are not reflected in the unaudited pro forma condensed combined consolidated statement of operations data. This charge is a preliminary estimate and is subject to change.

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    (B) To record the accrual of estimated costs resulting from the proposed merger of Onsale and Egghead. It is anticipated that the combined company will incur charges to operations related to the proposed merger, currently estimated to be $14.0 million, principally in the quarter in which the proposed merger is completed. These charges include direct transaction costs including estimated investment banking and financial advisory fees of approximately $6.4 million and other estimated merger related expenses totaling $7.6 million, consisting primarily of professional services, severance costs, contract termination costs and other merger related expenses. The estimated charge is reflected in the unaudited pro forma condensed combined consolidated balance sheet data, but is not reflected in the unaudited pro forma condensed combined consolidated statement of operations data. This charge is a preliminary estimate and is subject to change. The combined company expects to incur approximately $2.3 million of additional severance costs in the 3 months following the merger as the benefits are earned by the employees; however, these additional costs have not been included in the pro forma adjustment.

    (C) To record the reclassification of common stock to conform to Onsale's common stock par value of $0.001 per share.

    (D) To record the reclassification of Egghead's other revenue to Commission and Other Revenue consistent with Onsale's historical reporting.

    (E) To record the reclassification of Egghead operating expenses to conform to Onsale's historical reporting.


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                       COMPARISON OF RIGHTS OF HOLDERS OF
                            EGGHEAD COMMON STOCK AND
                              ONSALE COMMON STOCK

  This section of the document describes some of the differences between Egghead common stock and Onsale common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you, including the articles/certificates of incorporation and bylaws of each company. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the differences between Egghead common stock and Onsale common stock. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where you can find more information" on page 107.

  References to Egghead in this section refer to Egghead.com, Inc., the Washington corporation in which Egghead shareholders currently hold stock. References to Onsale in this section refer to Onsale, the Delaware corporation, which will survive the merger and change its name to "Egghead.com Inc." Currently, the rights of Egghead shareholders are governed by the Washington Business Corporation Act, or WBCA, the Egghead articles of incorporation and the Egghead bylaws. After the merger, the rights of these shareholders who receive common stock of Onsale will be governed by the Delaware General Corporation Law, or DGCL, Onsale's amended and restated certificate of incorporation and Onsale's amended and restated bylaws, which will be the certificate of incorporation and bylaws of the combined company.

  The following paragraphs summarize some of the differences between the rights of Onsale stockholders and Egghead shareholders under the applicable governing law, certificates or articles of incorporation and bylaws of each company. This summary reflects the changes to Onsale's certificate of incorporation that will be incorporated in Onsale's amended and restated certificate of incorporation, which Onsale's board of directors approved on September 10, 1999, and which Onsale stockholders must approve before the merger. Onsale's amended and restated certificate of incorporation will reflect the new corporate name "Egghead.com, Inc." This summary also reflects changes that are incorporated in Onsale's amended and restated bylaws, including an increase in the size of Onsale's board of directors from five to nine directors. Onsale's board of directors approved Onsale's amended and restated bylaws on September 10, 1999.

Classification of common stock

  Neither the common stock of Onsale nor the common stock of Egghead is divided into separate classes or series.

Votes per share

  Onsale. Under the DGCL, a certificate of incorporation may provide for more or less than 1 vote for any share, on any matter. Under Onsale's certificate of incorporation, each Onsale stockholder has the right to one vote for each share of Onsale common stock held by the stockholder.

  The DGCL also provides that a certificate of incorporation may allow cumulative voting for elections of directors of a corporation or elections held under specified circumstances. Onsale's certificate of incorporation does not provide for cumulative voting.

  Egghead. The WBCA allows for more or less than one vote per share if provided in a corporation's articles of incorporation. The WBCA also permits cumulative voting for directors unless otherwise provided in a corporation's articles of incorporation. Each holder of Egghead common stock is entitled to one vote for each share held of record, and Egghead's articles of incorporation do not permit cumulative voting for the election of directors.

Stockholder actions generally

  Onsale. Onsale's amended and restated bylaws provide that, except for elections of directors and as otherwise stated in Onsale's certificate of incorporation, stockholder actions generally require the affirmative

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vote of a majority of the shares of stock entitled to vote on the matter that are present in person or represented by proxy at the meeting and are voted for or against the matter.

  Egghead. Under the WBCA, generally, an action is approved by shareholders if the votes cast in favor of the action exceed the votes cast against the action, except for action on election of directors and for action on certain significant business transactions. See "Vote required to approve mergers, acquisitions and other transactions--Egghead" on page 97.

Special meeting of stockholders

  Onsale. Onsale's amended and restated bylaws provide that special meetings of the stockholders may be called at any time by the chairman of the board, the chief executive officer, the president, a majority of the members of the board of directors or upon written request of the holders of not less than 10% of the total voting power of the outstanding capital stock of Onsale entitled to vote at the meeting.

  Onsale's amended and restated bylaws require that special meetings called by any person or persons other than by a majority of the members of the board of directors be held not more than 120 nor fewer than 35 days after a written request to call a special meeting was delivered to each member of the board of directors.

  Egghead. Under the WBCA, a special meeting of shareholders may be called by a corporation's board of directors or other persons authorized by the corporation's articles of incorporation or bylaws, or, unless limited by the articles of incorporation, on written demand by holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The Egghead bylaws provide that special meetings of the shareholders may be called by the board of directors, the president or the holders of not less than one tenth of all stock entitled to vote at the meeting.

  The Egghead bylaws require that notice of each special meeting of the shareholders be provided at least ten days and not more than 60 days prior to such meeting.

Action by written consent in lieu of a stockholders' meeting

  Onsale. Onsale's certificate of incorporation provides that stockholder actions may only be taken at annual or special meetings of stockholders, not by written consent.

  Egghead. Under the WBCA and Egghead's bylaws, Egghead shareholders may take action by unanimous written consent of the shareholders entitled to vote with respect to such action.

Voting by written ballot

  Onsale. Onsale's amended and restated bylaws provide that voting at meetings of stockholders need not be by written ballot unless a stockholder or stockholders holding shares representing at least 1% of the votes entitled to vote at the meeting, or the stockholder's or stockholders' proxy, makes a demand for written ballots at the meeting before voting begins. However, an election of directors shall be by written ballot if any stockholder makes this demand at the meeting before voting begins.

  Egghead. The Egghead bylaws do not contain any provision requiring written ballots.

Record date for determining stockholders

  Onsale. Onsale's amended and restated bylaws provide that the board of directors may fix a record date which shall not be more than 60 nor less than 10 days before the date of a stockholder meeting, nor more than 60 days prior to any other action. If the respective board of directors do not fix a record date in the manner described above, then:

    . the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice

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       is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

    . the record date for determining stockholders entitled to express consent to corporate action in writing and without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is delivered as specified in Onsale's bylaws; and

    . the record date for determining stockholders for any other purpose shall be at the close of business on the same day on which the board of directors adopts the related resolution.

  Egghead. The Egghead bylaws provide that the board of directors may fix a record date which shall not be more than 60 nor less than 10 days before the date of a shareholders meeting, nor more than 60 days prior to any other action.

Notice of board nomination and other stockholder business -- annual meetings

  Onsale. Onsale's amended and restated bylaws provide that written notice shall be delivered to each stockholder entitled to vote at a meeting not less than 10 nor more than 60 days before the date of the meeting. Nominations of persons for election to the board of directors and the proposal of business to be considered by the stockholders at the annual meeting may be made:

    .  pursuant to Onsale's notice of the meeting to each stockholder;

    .  by or at the direction of the Onsale board of directors; or

    . by any stockholder of Onsale at the record date of the meeting who is entitled to vote at the meeting and who delivers timely notice to the secretary of Onsale, as specified below.

  If made by an Onsale stockholder, the proposal or nomination must be made by advance written notice given to the secretary of Onsale between 60 and 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. However, if the date of the annual meeting at which the nomination or business is proposed by a stockholder is more than 30 days before or more than 60 days after that anniversary, then the notice may be given by the stockholder no earlier than the 90th day prior to the meeting and not later than the later of 60 days prior to the meeting or the 10th day following the first public announcement of the meeting. These notice provisions are subject to exceptions with respect to electing directors to fill board seats resulting from increases in the size of the board of directors not publicly announced at least 70 days prior to the annual meeting. In addition, other specified information regarding the business proposed for discussion must be included in the stockholder notice to Onsale.

  Egghead. Egghead's bylaws provide that written notice of the annual meeting of shareholders shall be delivered to each shareholder of record entitled to vote at such meeting at least 10 days, and not more than 60 days, prior to the meeting. Nominations of persons for election to the board of directors and the proposal of business to be transacted by the shareholders at an annual meeting of shareholders may be made at an annual meeting of shareholders:

    .  pursuant to Egghead's notice with respect to the meeting;

    .  by or at the direction of the Egghead board of directors; or

    . by any Egghead shareholder of record who was a shareholder of record at the time of giving of advance notice as described below who was entitled to vote at the meeting and who complied with notice procedures specified in the bylaws.

  If made by a shareholder, the proposal or nomination must be made by advance written notice given to Egghead between 50 and 75 days prior to the first anniversary of the date on which the company first mailed its proxy materials for the preceding year's annual meeting of shareholders. However, if the date of the annual meeting at which the nomination or business is proposed by a shareholder is more than 30 days before or more than 30 days after the anniversary of the preceding year's meeting, then the notice may be given by the

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shareholder not later than the later of 90 days prior to the meeting or the
10th day following the first public announcement of the meeting. These notice provisions are subject to certain exceptions with respect to electing directors to fill board seats resulting from increases in the size of the board of directors not publicly announced at least 55 days prior to the annual meeting. In addition, other specified information regarding the business proposed for discussion must be included in the shareholder notice to Egghead and in some cases be provided to shareholders of Egghead.

Notice of board nomination and other stockholder business -- special meetings

  Onsale. Onsale's amended and restated bylaws provide that the only business that can be conducted at a special meeting of Onsale stockholders are the items of business set forth in Onsale's notice of the special meeting. As with annual meetings, Onsale's amended and restated bylaws provide that written notice shall be delivered to each stockholder entitled to vote at a meeting not less that 10 nor more than 60 days before the date of the meeting.

  Onsale's amended and restated bylaws also provide that nominations of candidates for directors at a special meeting at which directors are to be elected shall be made (1) by the board of directors or (2) if the board of directors has determined that directors will be elected at the meeting, by a stockholder meeting specified qualifications who gives Onsale advance written notice of the nominations no earlier than 90 days prior to the special meeting and no later than the later of (A) 60 days before the special meeting, or (B) the 10th day after the first public announcement of the meeting and of the nominees proposed by the board of directors to be elected at the meeting.

  Egghead. The Egghead bylaws provide that, at special meetings of shareholders, the only business that can be conducted will be the items of business set forth in the notice of the special meeting. The bylaws also provide that nominations of candidates for directors at a special meeting at which directors are to be elected shall be made (1) by the board of directors or (2) by a shareholder meeting certain qualifications who gives Egghead advance written notice of the nominations no later than the later of (A) 90 days before the special meeting, or (B) the 10th day after the first public announcement of the meeting and of the nominees proposed by the board of directors to be elected at the meeting.

Number and classes of directors

  Onsale. Onsale's amended and restated bylaws fix the number of directors at nine, with changes in the number of directors permitted exclusively by a resolution of the board of directors.

  Onsale's current certificate of incorporation does not provide for a classified board. Onsale's amended and restated certificate of incorporation will provide that Onsale's board of directors be divided into three classes. The terms of office of the Class I directors will expire at Onsale's 2000 annual meeting of stockholders, the terms of office of the Class II directors will expire at Onsale's 2001 annual meeting of stockholders and the terms of office of the Class III directors will expire at Onsale's 2002 annual meeting of stockholders. Beginning with Onsale's 2000 annual meeting of stockholders, directors elected to succeed those directors of the class whose terms expire will be elected for three-year terms.

  Egghead. Egghead's bylaws provide that the Egghead board of directors shall consist of not less than 6 nor more than 12 directors and that the specific number of directors shall be set by board resolution. The Egghead bylaws provide that Egghead's directors be divided into three classes -- Class I, Class II and Class III -- and that these classes be as nearly equal in number of directors as possible. The Egghead bylaws provide that each director shall serve for a term ending on the day of the third annual meeting of shareholders following the annual meeting at which he or she was elected (and until his or her successor is elected and qualified) or until his or her earlier death, resignation or removal.

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Election of directors

  Onsale. The holders of Onsale common stock elect all members of Onsale's board of directors; there is no series vote. See also "Board of directors vacancies" on page 92.

  Egghead. The holders of Egghead common stock elect all members of Egghead's board of directors to be elected at a meeting; there is no series vote.

Removal of directors
  Onsale. Onsale's amended and restated bylaws provide, and its amended and restated certificate of incorporation will also provide, that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

  Egghead. The WBCA provides that a corporation's shareholders at a special meeting called expressly for that purpose may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. Egghead's articles of incorporation do not provide specific restrictions on the rights of shareholders to remove directors. The Egghead bylaws provide that at a meeting of the shareholders called expressly for that purpose, any director or the entire board of directors may be removed by the holders of a majority of the shares then entitled to vote at an election of directors.

Board of directors vacancies

  Onsale. Onsale's amended and restated bylaws provide, and its amended and restated certificate of incorporation will also provide, that any vacancy occurring in the Onsale board of directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors shall, unless Onsale's board determines that those vacancies shall be filled by its stockholders or as otherwise provided by law, be filled by the vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

  Egghead. The WBCA provides that a vacancy occurring on a board of directors may be filled by the shareholders, the board of directors and, if the remaining directors are less than a quorum, by a majority of the remaining directors. The Egghead bylaws provide that vacancies may be filled by a majority of the remaining directors even if less than a quorum.

Notice of special meetings of the board of directors

  Onsale. Onsale's amended and restated bylaws provide that the chairman of the board, the president or a majority of the members of the board of directors then in office may call a special meeting of the board of directors. The amended and restated bylaws require that notice of the time, date and place of the meeting be given at least four days before the meeting if the notice is mailed, or at least 24 hours before the meeting if notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile or similar communication method. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting of the board of directors.

  Egghead. The Egghead bylaws provide that the President or any director may call a special meeting of the board of directors. The bylaws require that notice of the time, date and place of the meeting be given at least two days before the meeting by telegram, by facsimile, by letter or personally.

Board action

  Onsale. Onsale's amended and restated bylaws provide that, except as otherwise required by the DGCL, actions of the board of directors generally require the vote of a majority of the directors present at a meeting at which a quorum is present. A majority of the total number of authorized directors constitutes a quorum.

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  Egghead. The Egghead bylaws provide that the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors of Egghead. The Egghead bylaws provide that a majority of the whole board shall constitute a quorum.

Action by committees

  Onsale. Onsale's amended and restated bylaws authorize the Onsale board of directors to establish committees by resolution setting forth the power and duties of these committees. A resolution establishing a committee must be passed by a majority of the board of directors. Each committee may consist of one or more Onsale directors.

  Egghead. The Egghead bylaws provide that the board of directors, by resolution adopted by a majority of the full board of directors, may establish one or more committees. The WBCA provides that each committee must have two or more members.

Amendment of certificate of incorporation

  Onsale. Section 242 of the DGCL authorizes a corporation to amend its certificate of incorporation in any way so long as the certificate as amended would only contain provisions lawful and proper for insertion in an original certificate of incorporation. Without limiting the above, a corporation may amend its certificate of incorporation to:

    .  change its corporate name;

    .  change the nature of its business or corporate powers and purposes;

    .  increase, decrease or reclassify its capital stock;

    . cancel or modify the right of stockholders to receive dividends which have accrued but have not been declared;

    . create new classes of stock having rights and preferences either superior or inferior to the stock of any class then authorized; and

    .  change the period of its duration.

  Section 242 of the DGCL generally requires that, to amend a certificate of incorporation:

    . that corporation's board of directors must approve a resolution describing the proposed amendment;

    . a majority of the outstanding stock entitled to vote on the proposed amendment must approve the amendment at a special or annual meeting of that corporation's stockholders; and

    . a certificate setting forth the amendment and certifying that it has been duly adopted must be executed and filed with the Delaware secretary of state.

  Egghead. The WBCA authorizes a corporation's board of directors to make various changes of an administrative nature to the corporation's articles of incorporation without shareholder action. These changes include a change to the corporate name, changes to the number of authorized shares solely to effectuate a stock split or stock dividend in the corporation's shares and changes to or elimination of provisions with respect to the par value of the corporation's stock. The WBCA requires that other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that, because of a conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the shareholders. Under the WBCA, these other amendments must be approved by each voting group entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group, unless a greater proportion is specified in the articles of incorporation, by the board of directors as a condition to its recommendation, or by the provisions of the WBCA.

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Amendment of bylaws

  Onsale. Onsale's certificate of incorporation provides that the board of directors has the power to adopt, amend or repeal the bylaws. Onsale's bylaws provide that stockholders holding a majority of Onsale's outstanding voting stock may adopt, amend or repeal the bylaws.

  Egghead. The Egghead bylaws provide that shareholders holding a majority of Egghead's outstanding voting stock and the board of directors may each adopt, amend or repeal the bylaws.

Authorized capital stock

  Onsale. Onsale's certificate of incorporation currently authorizes Onsale to issue up to 32,000,000 shares of capital stock, consisting of two classes:
30,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $0.001 par value per share. With respect to Onsale's undesignated preferred stock, the Onsale board is authorized, without shareholder approval, to designate one or more series of preferred stock and to determine the number of shares included in any series and the designation, preferences, limitations and relative rights of the shares of any series. On September 20, 1999, there were 19,689,024 shares of Onsale common stock and no shares of Onsale preferred stock issued and outstanding.

  Onsale's amended and restated certificate of incorporation will authorize Onsale to issue up to 100,000,000 shares of capital stock, consisting of 98,000,000 shares of common stock and 2,000,000 shares of preferred stock.

  Egghead. Egghead's articles of incorporation authorize Egghead to issue up to 50,000,000 shares of common stock, $.01 par value, and 16,569,848 shares of preferred stock, $.01 par value, of which 3,413,460 shares are designated Series A Preferred Stock, 1,656,388 are designated Series B Preferred Stock, and 1,500,000 shares are designated Series C Preferred Stock. With respect to Egghead's undesignated preferred stock, the Egghead board is authorized, without shareholder approval, to designate one or more series of preferred stock and to determine the number of shares included in any series and the designation, preferences, limitations and relative rights of the shares of any series. On September 20, 1999, there were 30,788,079 shares of Egghead common stock and no shares of Egghead preferred stock issued and outstanding.

Limitation of director liability

  Onsale. Onsale's certificate of incorporation provides that, to the fullest extent permitted by law, a director of Onsale will not be personally liable for monetary damages for breach of fiduciary duty as a director.

  Egghead. The WBCA provides that a corporation's articles of incorporation may include provisions that eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director. However, the provisions may not eliminate or limit the liability of a director for acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, unlawful distributions, or any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. Egghead's articles of incorporation authorize Egghead to limit or eliminate the liability of directors to the fullest extent permitted by the WBCA.

Indemnification

  Onsale. Onsale's certificate of incorporation and amended and restated bylaws provide that its directors and officers shall be indemnified to the fullest extent authorized by the DGCL. Onsale's amended and restated bylaws provide that this indemnification shall apply to all expenses, liabilities and losses reasonably incurred by such person in connection with any action, proceeding or suit brought against that person by reason of the fact that he or she is or was a director or officer of Onsale or is or was serving at the request of Onsale as a director or officer of another enterprise. Onsale's amended and restated bylaws require Onsale to pay all expenses incurred by a director or officer in defending any proceeding described above as these expenses are incurred in advance of the final disposition of the proceeding. However, Onsale's amended and restated bylaws do not require Onsale to advance any expenses to a person against whom Onsale directly brings a claim alleging that person has breached his or her duty of loyalty to Onsale, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper benefit from a transaction.

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  Section 145 of the DGCL generally provides for broad indemnification of a director or officer if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. You should refer to Section 145 of the DGCL for further detail.

  Onsale's amended and restated bylaws also authorize the Onsale board of directors to authorize Onsale to enter into indemnification contracts with its directors, officers and employees, or anyone serving in such capacity with another enterprise at Onsale's request, with rights that may be broader than those described above with regard to Onsale's amended and restated bylaws.

  Egghead. Under the WBCA, if authorized by the articles of incorporation or a bylaw adopted or ratified by the shareholders or by a resolution adopted or ratified by the shareholders, a corporation has the power to indemnify a director or officer made a party to a proceeding, or advance or reimburse expenses incurred in a proceeding under any circumstances, except that no indemnification is allowed on account of:

    . acts or omissions of a director or officer finally adjudged to be an intentional misconduct or a knowing violation of the law;

    . conduct of a director or officer finally adjudged to be an unlawful distribution; and

    . any transaction with respect to which it was finally adjudged that the director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled.

  Egghead's bylaws provide a right to indemnification to directors and officers of Egghead to the fullest extent permitted under the WBCA. Advancement of expenses may be made to a director upon an undertaking by the director to repay the expenses if it is later determined that the director was not entitled to indemnification. The bylaws provide that the right to indemnification is a contract right. The bylaws provide that Egghead may maintain insurance to protect any director or officer against any loss, liability or expense whether or not Egghead would have the power to indemnify such person against such loss, liability or expense under the WBCA. Egghead's bylaws also authorize Egghead to enter into contracts with any director or officer in furtherance of the provisions of the bylaws regarding indemnification.

  Unless limited by the corporation's articles of incorporation, Washington law requires indemnification if the director or officer is wholly successful on the merits of the action or otherwise. Any indemnification of a director in a derivative action must be reported to the shareholders in writing with or before notice of the next shareholders meeting. Egghead's articles of incorporation do not limit indemnification if the director or officer is wholly successful on the merits of the action or otherwise.

Interested directors

  Onsale. Onsale's amended and restated bylaws provide that a transaction between Onsale and an interested director will not be void or voidable solely for this reason if:

    . the material facts as to the interested director's relationship or interest to the transaction are disclosed to or known by the directors, and a majority of the disinterested directors present at the meeting vote in good faith in favor of the transaction;

    . the material facts as to the interested director's relationship or interest to the transaction are disclosed to or known by the stockholders, and the stockholders vote in good faith in favor of the transaction; or

    . the transaction is fair to Onsale as of the time it is authorized, approved or ratified by the board of directors, a committee of the board or the stockholders.

  Egghead. The WBCA generally provides that a transaction by a corporation in which a director has a conflicting interest may not be enjoined, set aside or result in damages or other sanctions in a shareholder's proceeding or derivative proceeding if:

    . a majority of the disinterested directors on the board voted for the transaction after disclosure to them of the director's conflicting interest and related material facts to the extent this information was not known to the disinterested directors;

    . a majority of votes entitled to be cast (other than votes relating to shares beneficially owned, or the voting of which is controlled, by the director with the conflicting interest or a related person or entity of that director) were cast in favor of the transaction after notice to the shareholders describing the director's conflicting interest transaction and disclosure of the director's conflicting interest and related material facts to the extent this information was not known to the shareholders; or

    .  the transaction is established to have been fair to Egghead.

Dividends

  Onsale. According to Section 154 of the DGCL, Onsale stockholders are entitled to receive dividends, subject to preferences of any outstanding preferred stock, out of assets legally available for dividend distribution at such times and in such amounts as the board of directors may from time to time determine.

  Egghead. Under the WBCA, a corporation may make a distribution in cash or in property to its shareholders upon the authorization of its board of directors and subject to its articles of incorporation unless, after giving effect to that distribution, (1) the corporation would be unable to pay its debts as they become due in the usual course of business or (2) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution. The Egghead bylaws permit the board of directors to authorize distributions, subject to the limitations under Washington law.

Liquidation

  Onsale. In the event of a liquidation, dissolution or winding up of Onsale, after payment of any amounts owed to creditors, subject to preferences of any outstanding preferred stock, the remaining assets of Onsale will be divided equally, on a share for share basis, to the holders of the common stock of Onsale.

  Egghead. In the event of a liquidation, dissolution or winding up of Egghead, after payment of any amounts owed to creditors, subject to preferences of any outstanding preferred stock, the remaining assets of Egghead will be divided equally, on a share for share basis, to the holders of the common stock of Egghead.

Corporate law relating to acquisitions and business combinations

  Onsale. Because Onsale's certificate of incorporation and bylaws do not contain a provision expressly electing for Onsale to not be governed by Section 203 of the DGCL, Onsale is subject to the Delaware takeover statute. However, in connection with the merger, the board of directors of Onsale will take all necessary action so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" will not apply to Onsale's entering into the merger agreement or consummating the merger and other transactions contemplated by the merger agreement.

  Egghead. Chapter 23B.19 of the WBCA, which applies to Washington corporations which have a class of voting stock registered with the SEC under the Exchange Act, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with an acquirer which beneficially owns 10% or more of the voting securities of the target corporation for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. These prohibited transactions include, among other things, a merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquirer, termination of 5% or more of the employees of the target corporation employed in Washington as a result of the acquirer's acquisition of 10% or more of the shares, or allowing the acquirer to receive any disproportionate benefit as a shareholder. After the five-year period, a "significant business transaction" may take place if it complies with certain "fair price" provisions of the statute. A public corporation may not "opt out" of this statute, and Egghead is subject to it. The merger with Onsale will not be subject to this statute, however, because the Egghead board has approved the merger agreement.

Vote required to approve mergers, acquisitions and other transactions

  Onsale. Section 251 of the DGCL generally provides that an agreement of merger or consolidation requires the affirmative vote of a majority of the board of directors present at the board meeting and a majority of the outstanding shares of stock entitled to vote on the merger. This section also defines several exceptions where stockholder approval is not required. For example, the approval of the stockholders of the surviving corporation of a merger or consolidation is not required if the shares of common stock issued and issuable upon securities issued in the merger by the surviving corporation do not exceed 20% of the shares of common stock of that corporation outstanding immediately before the merger becomes effective.

  Similarly, Section 271 of the DGCL generally provides that a corporation may dispose of all or substantially all of its assets with the vote of a majority of the board of directors present at the board meeting and a majority of the outstanding shares of stock entitled to vote on the transaction.

  Egghead. The WBCA generally provides that a merger or share exchange, or sale of substantially all of a corporation's assets other than in the regular course of business, must be approved by the board of directors and by two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group, unless another percentage, but not less than a majority of all votes entitled to be cast, is specified in the articles of incorporation. Egghead's articles of incorporation do not specify a percentage. The WBCA also specifies some limited exceptions where shareholder approval of a merger is not required, such as a merger where, among other things, each shareholder of the surviving corporation of the merger whose shares were outstanding immediately before the merger will hold the same number of shares, with identical rights and preferences, immediately after the merger.

Appraisal and dissenters' rights

  Onsale. Section 262 of the DGCL provides that a stockholder of a corporation involved in a merger or consolidation effected under specified sections of the DGCL may be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares if the requirements for eligibility described in this section are satisfied. Generally, to be eligible, a stockholder must:

    .  hold the shares on the date of the demand for appraisal rights;

    . continue to hold the shares through the effective date of the merger or consolidation; and

    . neither vote in favor of nor consent in writing to the merger or consolidation.

  No appraisal rights are available for:

    . shares of stock of the surviving corporation if approval of the stockholders of the surviving corporation was not required by the DGCL; or

    . shares of stock that, as of the record date for the stockholder vote on the merger-related proposals, were either

      -- listed on a national securities exchange,

      -- designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

      -- held of record by more than 2,000 holders;

unless the agreement of merger or consolidation provides that the stockholder will receive consideration other than cash, stock of the surviving corporation, stock of another corporation which meets at least one of the three criteria listed above, or any combination of these three forms of consideration.

  Section 262 of the DGCL also describes further requirements for eligibility and other circumstances where appraisal rights are not available, as well as several procedural requirements that a stockholder must follow in order to obtain appraisal rights. Onsale stockholders will not be eligible for appraisal rights in the merger.

  Egghead. Under the WBCA, a shareholder of a Washington corporation may exercise dissenters' rights in connection with:

  .  a plan of merger providing for a shareholder vote;

  . a plan of exchange involving the acquisition of the corporation's shares providing for a shareholder vote;

  . a sale or exchange of all, or substantially all, the property of the corporation other than in the usual and regular course of business, if a shareholder is entitled to vote on the sale or exchange;

  . a reverse stock split that results in the shareholder owning a fractional share if that fractional share is to be acquired for cash; and

  . any other corporate action taken by shareholder vote for which the articles of incorporation, by-laws or resolution of the board of directors provide for dissenters' rights.

  Accordingly, Egghead shareholders have the right to dissent from the merger and receive payment of the fair value of their shares of Egghead common stock. In order to exercise dissenters' rights, a shareholder must comply with the procedures set forth in Chapter 23B.13 of the WBCA which is set forth in Annex I of this document. See "Dissenters' Rights" on page 103.

Stockholder rights plan

  Neither Onsale nor Egghead has adopted a stockholder rights plan.

                               SHARE OWNERSHIP BY
                       PRINCIPAL STOCKHOLDERS, MANAGEMENT
                            AND DIRECTORS OF ONSALE

  The following table sets forth information concerning the beneficial ownership of common stock of Onsale as of August 31, 1999 for:

    . each person or entity who is known by Onsale to own beneficially more than 5% of the outstanding shares of Onsale's common stock;

    . Onsale's Chief Executive Officer and each of Onsale's four other most highly compensated executive officers during 1998;

    .  each of Onsale's current directors; and

    .  all directors and executive officers of Onsale as a group.

  Unless otherwise noted, the address of each named beneficial owner is that of Onsale.

  The pre-merger percentage ownership is based on 19,687,154 shares of Onsale common stock outstanding as of August 31, 1999. The post-merger percentage ownership is based on 37,080,872 shares outstanding after the merger, which is an estimate derived by applying the 0.565 exchange ratio to the 30,785,343 shares of Egghead common stock outstanding as of August 31, 1999. All shares subject to options exercisable within 60 days after August 31, 1999 are deemed to be beneficially owned by the person or entity holding such options and to be outstanding solely for calculating such person's or entity's percentage ownership. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. This table includes percentage ownership data reflecting ownership both before and after consummation of the merger with Egghead.

  The stockholders of Onsale identified below have entered into voting agreements with Egghead in which they agreed to vote their Onsale shares in favor of the merger, and granted an irrevocable proxy to Egghead and certain officers of Egghead with respect to this vote.

                                                  Percentage of   Percentage
                                                  common stock  of common stock
                              Number of shares    owned before    owned after
                            beneficially owned(1)  the merger     the merger
                            --------------------- ------------- ---------------
5% Stockholder
Egghead.com, Inc.(2)......       14,104,340           71.6%            --
Razi Mohiuddin(3)+........        1,816,315            9.2           4.9%
Executive Officers
S. Jerrold Kaplan(4)+.....        5,048,960           25.6           13.6
Alan S. Fisher(5)+........        3,318,185           16.9            8.9
John E. Labbett(6)+.......           60,187              *              *
Merle W. McIntosh(7)+.....           28,917              *              *
Directors
Peter L. Harris(8)+.......           16,001              *              *
Kenneth J. Orton(9)+......           14,836              *              *
Peter H. Jackson(10)+.....            3,782              *              *
All executive officers and
 directors as a group(11)
 (10 persons).............        8,562,816           43.5%          23.1%

--------
  *Less than 1%
  +This person has entered into a voting agreement with Egghead and granted an irrevocable proxy to Egghead and to certain Egghead officers with respect to these shares.

 (1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of August 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
 (2) Represents 3,917,743 shares subject to an option held by Egghead and 10,186,597 shares subject to voting agreements and irrevocable proxies, each as described below and in further detail on pages 73-76. Pursuant to a stock option agreement dated July 13, 1999, Egghead holds an option to acquire up to a number of shares of Onsale common stock equal to 19.9% of the outstanding shares of Onsale common stock, which, based on the shares outstanding as of August 31, 1999, equals 3,917,743 shares. This option is not currently exercisable, and will only become exercisable if events specified in the agreement occur. Also, Onsale stockholders collectively holding 10,186,597 shares of Onsale common stock as of August 31, 1999 agreed with Egghead to vote in favor of the merger-related proposal and granted irrevocable proxies to Egghead and to certain officers of Egghead with respect to this vote. This number does not include an aggregate of 192,534 shares subject to options exercisable within 60 days of August 31, 1999 which, upon exercise, would be subject to the voting agreements and proxies. Egghead expressly disclaims beneficial ownership of all 14,104,340 shares of Onsale common stock. The address of Egghead is 521 SE Chkalov Drive, Vancouver, Washington 98683.
 (3) Represents 1,801,315 shares held of record by Mr. Mohiuddin and 15,000 shares held of record by the Momin Foundation. This amount excludes 150,000 shares held of record by the Mohiuddin Children's Trust, Ali Ansari & Tanveer Fatima, Joint Trustees. Mr. Mohiuddin disclaims beneficial ownership of the shares held by the trust. The address of Mr. Mohiuddin is c/o Software Partners, Inc., 1953 Landings Drive, Mountain View, California 94043.
 (4) Represents 5,048,960 shares held of record by Mr. Kaplan, and excludes shares held of record by Mr. Kaplan's wife, shares held of record by Amy Kaplan Eckman, trustee of the Lily Layne Kaplan Irrevocable Trust, and shares held of record by the Kaplan Family Trust. Mr. Kaplan disclaims beneficial ownership of the shares held by his wife and shares held by the trusts. Mr. Kaplan is Onsale's President, Chief Executive Officer and Chairman of the board of directors. The address of Mr. Kaplan is c/o Onsale, Inc., at 1350 Willow Road, Suite 100, Menlo Park, California 94025.
 (5) Represents 3,318,185 shares held of record by Mr. Fisher, and excludes 25,000 shares held of record by the Kelly Elizabeth Fisher Irrevocable Trust. Mr. Fisher disclaims beneficial ownership of the shares held by the trust. Mr. Fisher is Onsale's Chief Technical Officer, Vice President of Development and Operations and a director. The address of Mr. Fisher is c/o Onsale, Inc., 1350 Willow Road, Suite 100, Menlo Park, California 94025.
 (6) Includes 58,750 shares subject to options exercisable within 60 days of August 31, 1999. Mr. Labbett is Onsale's Senior Vice President and Chief Financial Officer.
 (7) Represents 28,917 shares subject to options exercisable within 60 days of August 31, 1999. Mr. McIntosh is Onsale's Senior Vice President of Merchandise Acquisition.
 (8) Represents 16,001 shares subject to an option exercisable within 60 days of August 31, 1999. Mr. Harris is a director of Onsale.
 (9) Includes 13,836 shares subject to options exercisable within 60 days of August 31, 1999. Mr. Orton is a director of Onsale.
(10) Represents 3,782 shares subject to options exercisable within 60 days of August 31, 1999. Mr. Jackson is a director of Onsale.
(11) Includes 192,534 shares issuable upon exercise of options exercisable within 60 days of August 31, 1999.

                               SHARE OWNERSHIP BY
                       PRINCIPAL SHAREHOLDERS, MANAGEMENT
                            AND DIRECTORS OF EGGHEAD

  The following table sets forth information concerning the beneficial ownership of common stock of Egghead as of August 31, 1999 for the following:


    . each person or entity who is known by Egghead to own beneficially more than 5% of the outstanding shares of Egghead's common stock;

    . the Chief Executive Officer and the four other most highly compensated officers of Egghead during the fiscal year ended April 3, 1999;

    .  each of Egghead's current directors; and

    .  all directors and executive officers of Egghead as a group.

  The pre-merger percentage ownership is based on 30,785,343 shares of Egghead common stock outstanding as of August 31, 1999. The post-merger percentage ownership includes 17,393,718 shares of common stock of the combined company that would be issued to Egghead shareholders based on 30,785,343 shares of Egghead common stock outstanding as of August 31, 1999. All shares subject to options and warrants exercisable within 60 days after August 31, 1999 are deemed to be beneficially owned by the person or entity holding that option or warrant and to be outstanding solely for calculating that person's or entity's percentage ownership. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. This table includes percentage ownership data reflecting ownership both before and after consummation of the merger with Onsale.

  The shareholders of Egghead identified below (other than Onsale) have entered into voting agreements with Onsale agreeing to vote their Egghead shares in favor of the merger, and granted Onsale and certain officers of Onsale an irrevocable proxy with respect to this vote.

                                     Shares of                Shares of
                                 Egghead.com, Inc.           Onsale, Inc.
                                    Common Stock             Common Stock
                                    (Pre-Merger)            (Post-Merger)
                              ------------------------ ------------------------
                               Number of                Number of
                                 shares    Percent of  shares to be Percent of
                              beneficially   shares    beneficially   shares
                                 owned     outstanding   owned(1)   outstanding
                              ------------ ----------- ------------ -----------
5% Shareholders
Onsale, Inc.(2)..............  6,219,184      20.2%          --         --
Executive Officers
Brian W. Bender(3)...........     90,417        *         40,491         *
Tommy E. Collins(4)..........    136,225        *         64,607         *
Norman F. Hullinger(5).......     90,416        *         40,491         *
James F. Kalasky(6)..........     76,666        *         29,191         *
George P. Orban(7)...........  1,076,294       3.4%      608,105        1.6%
Directors                                                                *
Jonathan W. Brodeur(8).......     84,722        *         37,273         *
C. Scott Gibson(9)...........     36,450        *         20,594         *
Eric P. Robison(10)..........     29,750        *         16,808         *
Robert T. Wall(11)...........     46,000        *         25,990         *
Karen White(12)..............     36,000        *         20,340         *
Melvin A. Wilmore(13)........     37,250        *         21,046         *
Directors and executive
 officers as a group
 (11 persons)(14)............  1,740,190       5.4%      924,936        2.4%

--------
  * Less than one percent.
 (1) Represents shares and options exercisable currently or within 60 days of August 31, 1999, gives effect to the exchange ratio of 0.565 shares of Onsale common stock for each outstanding share of Egghead common stock and excludes options to acquire 103,123 shares of Egghead common stock, granted to Messrs. Bender, Brodeur, Collins, Hullinger and Kalasky, which will be rescinded immediately before the merger.
 (2) Represents 6,126,283 shares subject to an option held by Onsale and 92,901 shares subject to voting agreements and irrevocable proxies, each as described below and in further detail on pages 73-76. Pursuant to a stock option agreement dated July 13, 1999, Onsale holds an option to acquire up to a number of shares of Egghead common stock equal to 19.9% of the outstanding shares of Egghead common stock, which, based on the shares outstanding as of August 31, 1999, equals 6,126,283 shares. This option is not currently exercisable, and will only become exercisable if events specified in the agreement occur. Also, Egghead shareholders collectively holding 92,901 shares of Egghead common stock as of August 31, 1999 agreed with Onsale to vote in favor of the merger-related proposal and granted irrevocable proxies to Onsale and to certain officers of Onsale with respect to this vote. This number does not include an aggregate of 1,647,289 shares subject to options exercisable within 60 days of August 31, 1999 which, upon exercise, would be subject to the voting agreements and proxies. Onsale expressly disclaims beneficial ownership of all 6,219,184 shares of Egghead common stock. The address of Onsale is 1350 Willow Road, Suite 100, Menlo Park, California 94025.
 (3) Represents shares subject to options that are exercisable currently or within 60 days of August 31, 1999.
 (4) Represents 12,684 shares held directly by Mr. Collins and 123,541 shares subject to options that are exercisable currently or within 60 days of August 31, 1999.
 (5) Represents shares subject to options that are exercisable currently or within 60 days of August 31, 1999.
 (6) Represents shares subject to options that are exercisable currently or within 60 days of August 31, 1999.
 (7) Represents 38,794 shares held by Orban Partners, a general partnership of which Mr. Orban is Managing Partner, and 1,037,500 shares subject to options that are exercisable currently or within 60 days of August 31, 1999. Mr. Orban is a director of Egghead in addition to being an executive officer of Egghead.
 (8) Represents 27,615 shares held directly by Mr. Brodeur, 3,358 shares held in trusts for the benefit of Mr. Brodeur's children, and 53,749 shares subject to options that are exercisable currently or within 60 days of August 31, 1999. Mr. Brodeur disclaims beneficial ownership of the 3,358 shares held in such trusts.
 (9) Represents 450 shares held directly by Mr. Gibson, and 36,000 shares subject to options the vesting of which will accelerate 20 days before the effective date of the merger.
(10) Represents shares subject to options that are exercisable currently or within 60 days of August 31, 1999, including 12,000 shares subject to options the vesting of which will accelerate 20 days before the effective date of the merger.
(11) Represents 10,000 shares held directly by Mr. Wall, and 36,000 shares subject to options the vesting of which will accelerate 20 days before the effective date of the merger.
(12) Represents 36,000 shares subject to options the vesting of which will accelerate 20 days before the effective date of the merger.
(13) Represents shares subject to options that are exercisable currently or within 60 days of August 31, 1999, including 12,000 shares subject to options the vesting of which will accelerate 20 days before the effective date of the merger.
(14) Includes 1,647,289 shares subject to options held by such directors and executive officers that are exercisable currently or within 60 days of August 31, 1999, of which the vesting of options to purchase 132,000 shares will accelerate 20 days before the effective date of the merger.

                           RELATED PARTY TRANSACTIONS

  This section describes some agreements and arrangements between Onsale or Egghead and their directors or executive officers. This is not an exhaustive list. Descriptions of additional agreements and arrangements are incorporated into this document by reference to Onsale's annual report on Form 10-K for the year ended December 31, 1998 and subsequent quarterly and current reports, and Egghead's annual report on Form 10-K for the fiscal year ended April 3, 1999, as amended, and subsequent quarterly and current reports.

  John E. Labbett's offer letter of June 1998, amended as of March 1999, provides for an initial annual salary of $200,000 commencing on June 17, 1998. The letter also provides for reimbursement of up to $2,000 per month of temporary housing and transportation expenses for up to one year. At the commencement of his employment, Mr. Labbett also received an option to purchase 200,000 shares of common stock with an exercise price of $22.13 per share. The option vested as to 25,000 shares on December 17, 1998 and vested and will vest as to 4,166 shares each subsequent month. If Mr. Labbett is terminated without cause, he will receive either three or six months severance pay depending on when the termination occurs. If Mr. Labbett is terminated without formal cause following a change of control transaction, he will, at his election, either receive six or twelve months severance pay depending on when the termination occurs or Onsale will use its best efforts to secure an employment agreement between the successor corporation and Mr. Labbett for a minimum period of 12 months. Mr. Labbett's employment is at will and can therefore be terminated at any time, with or without formal cause.

  William A. Skinner's offer letter of August 1999 provides for an annual salary of $125,000. At the commencement of his employment, Mr. Skinner also received an option to purchase 25,000 shares of Onsale common stock with an exercise price of $17.66 per share. The option will vest as to 3,125 shares on January 21, 2000 and as to 521 shares each subsequent month. Mr. Skinner's employment is at will and therefore may be terminated at any time, with or without formal cause.

  George Orban recently entered into a new employment agreement with Egghead. Egghead is also currently negotiating a new agreement with Brian Bender to extend his employment and a new agreement with James Kalasky regarding retention. See "The Merger--Interests of executive officers and directors" on page 57.

                               DISSENTERS' RIGHTS

  Under Washington law, Egghead shareholders have the right to dissent from the merger and receive payment in cash for the fair value of their shares of Egghead common stock in lieu of Onsale common stock. To preserve their rights, Egghead shareholders who wish to exercise their statutory dissenters' rights must:

    . deliver to Egghead before the shareholders' meeting written notice of their intent to demand payment for the fair value of their shares of Egghead common stock if the merger is effected; and

    . not vote their shares in favor of adoption and approval of the merger agreement and approval of the merger.

  Merely voting against the merger agreement and the merger will not preserve your dissenters' rights. Chapter 23B.13 of the Washington Business Corporation Act is reprinted in its entirety in Annex I to this document. The following discussion is a summary of the material terms of the law relating to dissenters' rights and is qualified in its entirety by reference to Annex I. Egghead shareholders should review this discussion and Annex I carefully if they wish to exercise statutory dissenters' rights or preserve their right to dissent. Failure to comply with the procedures described in this discussion and in the statute will result in the loss of dissenters' rights.

  An Egghead shareholder who wishes to exercise dissenters' rights generally must dissent with respect to all of the shares he or she owns or over which he or she has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record shareholder may dissent with respect to all the shares beneficially owned by any one person by notifying Egghead in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. A beneficial shareholder may assert dissenters' rights directly by submitting to Egghead the record shareholder's written consent to the dissent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.

  A shareholder who does not deliver to Egghead prior to the vote being taken at the Egghead shareholders' meeting a written notice of the shareholder's intent to demand payment for the fair value of the shares will lose the ability to exercise dissenters' rights. Notice must be sent to Egghead, 521 SE Chkalov Drive, Vancouver, Washington 98683, Attention: Chief Executive Officer. In addition, a shareholder electing to exercise dissenters' rights must not vote in favor of adoption and approval of the merger agreement and approval of the merger.

  If the merger closes, Egghead will, within 10 days after the effective time, deliver a written notice to all shareholders who properly exercised their dissenters' rights. This notice will, among other things:

    . state where the payment demand must be sent and where and when certificates must be deposited;

    . supply a form for demanding payment, which requires shareholders to certify that they acquired beneficial ownership of the shares before the date on which the merger was first announced;

    . set a date by which Egghead must receive the payment demand, which date must be between 30 and 60 days after Egghead delivers the notice to dissenting shareholders; and

    .  include another copy of Chapter 23B.13 of the WBCA.

  A shareholder wishing to exercise dissenters' rights must file the payment demand, certify as to whether beneficial ownership of the shares was acquired before the merger was announced, and deliver share certificates, in the manner and by the time set forth in the notice. Failure to do so will cause the loss of dissenters' rights.

  Within 30 days after the later of the effective time of the merger and the date the payment demand is received by Egghead, Egghead will pay each dissenter with properly perfected dissenters' rights Egghead's estimate of the fair value of the shareholder's shares, plus accrued interest from the effective time. Egghead is required to provide, along with this payment:

    . financial information relating to Egghead, including a balance sheet, income statement and statement of changes in shareholders' equity for or as of a fiscal year ending not more than 16 months before the date of payment and its latest available interim financial statements, if any;

    . an explanation of how Egghead estimated the fair value of the shares;

    . an explanation of how the accrued interest was calculated, a statement of a dissenter's right to demand further payment if he or she is dissatisfied with the tendered payment; and

    .  another copy of Chapter 23B.13 of the Washington Business
       Corporation Act.

  With respect to any dissenter who did not beneficially own Egghead shares prior to the first public announcement of the merger, Egghead may send an offer to make payment to the dissenter, conditioned upon the dissenter's agreement to accept the payment in full satisfaction of the dissenter's demands.

  A dissenter dissatisfied with Egghead's estimate of the fair value may, within 30 days of payment or offer for payment by Egghead, notify Egghead in writing of the shareholder's estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate of the fair value of his or her shares. If Egghead does not accept the dissenter's estimate and the parties do not otherwise settle on a fair value, Washington law requires that, within 60 days of the dissenter's demand for further payment, Egghead start a proceeding in King County Superior Court, and petition the court to determine the fair value of the shares and accrued interest, naming all the Egghead dissenting shareholders whose demands remain unsettled as parties to the proceeding. The court may appoint one or more persons as appraisers to receive evidence and recommend the fair value of the Egghead shares. The dissenters will be entitled to the same discovery rights as parties in the other civil actions. Each dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus accrued interest, exceeds the amount, if any, previously paid to the dissenter by Egghead. If Egghead fails to institute a court action within the specified time period, it must pay the amount specified in the dissenter's demand.

  Court costs and appraiser's fees will be assessed against Egghead, except that the court may assess these costs against some or all of the dissenters to the extent that it finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

  A shareholder entitled to dissent and obtain payment for his or her shares of Egghead common stock under Washington law may not challenge the merger unless Egghead fails to comply with the procedural requirements imposed by Washington law, the Egghead articles of incorporation or the Egghead bylaws or is fraudulent with respect to the Egghead shareholder.

  A shareholder's right to dissent will terminate if:

    .  the merger is terminated;

    .  a court with proper jurisdiction enjoins or sets aside the merger;
       or;

    . the shareholder withdraws demand for payment with the written consent of Egghead.

  Egghead shareholders who dissent from the merger will generally recognize taxable gain or loss for federal income tax purposes. See "The Merger--Material United States federal income tax consequences of the merger" on page 60.

  In view of the complexity of Chapter 23B.13 of the WBCA, Egghead shareholders who may wish to dissent from the merger and pursue dissenters' rights should consult their legal advisors.

                                 LEGAL OPINION

  Fenwick & West LLP, Palo Alto, California, will provide a legal opinion as to the legality of the shares of Onsale common stock offered under this document.

                                    EXPERTS

  The financial statements of Onsale, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this document by reference to the Annual Report on Form 10-K of Onsale, Inc. for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of this firm as experts in auditing and accounting.

  The consolidated financial statements of Egghead as of April 3, 1999 and March 28, 1998 and for each of the three fiscal years in the period ended April 3, 1999 included in Egghead's annual report on Form 10-K, as amended, for the year ended April 3, 1999 and incorporated by reference in this prospectus/proxy statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             STOCKHOLDER PROPOSALS

  Under Rule 14a-8 of the Exchange Act, an Onsale stockholder may present one proposal for inclusion in Onsale's proxy statement and for consideration at a special meeting of the Onsale stockholders if the stockholder is eligible under Rule 14a-8 and if that stockholder complies with the procedural requirements of Rule 14a-8. Generally, to be eligible, a stockholder must have held at least $2,000 in market value of Onsale common stock for at least one year before the date the stockholder submits the proposal and must establish proof of ownership of these securities. The proposal must clearly state the proposed course of action the stockholder believes Onsale should adopt, but may not exceed 500 words in length. The proposal must be submitted to Onsale a reasonable time before Onsale begins to print and mail its proxy materials.

  Under Rule 14a-8 of the Exchange Act, an Egghead shareholder may present one proposal for inclusion in Egghead's proxy statement and for consideration at a special meeting of the Egghead shareholders if the shareholder is eligible under Rule 14a-8 and if that shareholder complies with the procedural requirements of Rule 14a-8. Generally, to be eligible, a shareholder must have held at least $2,000 in market value of Egghead common stock for at least one year before the date the shareholder submits the proposal and must establish proof of ownership of these securities. The proposal must clearly state the proposed course of action the shareholder believes Egghead should adopt, but may not exceed 500 words in length. The proposal must be submitted to Egghead a reasonable time before Egghead begins to print and mail its proxy materials.

  The preceding paragraphs merely summarize portions of Rule 14a-8. If you are considering submitting a stockholder proposal at the Onsale stockholders' meeting or a shareholder proposal at the Egghead shareholders' meeting, you should refer to Rule 14a-8.

              DOCUMENTS INCORPORATED BY REFERENCE IN THIS DOCUMENT

  This document incorporates documents by reference which are not presented in or delivered with it.

  All documents filed by Onsale under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus/proxy statement and before the date of the Onsale stockholders' meeting, are incorporated into this document by reference and will constitute a part of this document from the date of filing of those documents.

  All documents filed by Egghead under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus/proxy statement and before the date of the Egghead shareholders' meeting, are incorporated into this document by reference and will constitute a part of this document from the date of filing of those documents.

  You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

  The following documents, which have been filed by Onsale with the Commission, are incorporated into this document by reference:

    . Onsale's annual report on Form 10-K for the year ended December 31, 1998, filed with the Commission on March 31, 1999;

    . Onsale's registration statement on Form 8-A, SEC file number 000-21945 filed with the Commission on March 11, 1997, which describes Onsale's common stock; and

    . all other reports filed under Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including (1) Onsale's quarterly report on Form 10-Q for the quarter ended March 31, 1999, (2) Onsale's current report on Form 8-K filed with the Commission on July 23, 1999, and (3) Onsale's quarterly report on Form 10-Q for the quarter ended June 30, 1999.

  The following documents, which were filed by Egghead with the Commission, are incorporated into this document by reference:

    . Egghead's annual report on Form 10-K for the fiscal year ended April 3, 1999 filed with the Commission on July 2, 1999, as amended on July 30, 1999;

    . Egghead's registration statement on Form 8-A, SEC file number 000-16930 filed with the Commission on May 13, 1988, as amended on March 11, 1999; and

    . all reports filed under Section 13(a) or 15(d) of the Exchange Act since April 3, 1999, including (1) Egghead's current report on Form 8-K filed with the Commission on July 23, 1999, and (2) Egghead's quarterly report on Form 10-Q for the quarter ended July 3, 1999.

  To the extent that any statement in this document is inconsistent with any statement that is incorporated by reference, the statement in this document will control. The incorporated statement will not be deemed, except as modified or superseded, to constitute a part of this document or the registration statement of which this document is a part.

                      WHERE YOU CAN FIND MORE INFORMATION

  The documents incorporated into this document by reference are available from us upon request. We will provide to you without charge, upon your written or oral request, a copy of all of the information that is incorporated in this document by reference, except for exhibits unless the exhibits are specifically incorporated into this document by reference. You should make any request for documents by October 15, 1999 to ensure timely delivery of the documents.

Reports, proxy statements and other
information regarding Onsale or
Egghead may be inspected at:

  The National Association of Securities Dealers
  1735 K Street, N.W.
  Washington, D.C. 20006

Requests for documents relating to
Onsale should be directed to:

  Onsale, Inc.
  1350 Willow Road, Suite 100
  Menlo Park, California 94025
  (650) 470-2780

Requests for documents relating to
Egghead should be directed to:

  Egghead.com, Inc.
  521 SE Chkalov Drive
  Vancouver, Washington 98683
  (206) 448-7631

  Onsale and Egghead each file reports, proxy statements and other information with the Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission:

Judiciary Plaza                Citicorp Center        Seven World Trade Center
Room 1024                      500 West Madison Street13th Floor
450 Fifth Street, N.W.         Suite 1400             New York, New York 10048
Washington, D.C. 20549         Chicago, Illinois 60661

  Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy statements and other information regarding each of us. The address of this web site is http://www.sec.gov.

  Onsale has filed a registration statement under the Securities Act with the Commission with respect to Onsale's common stock to be issued to Egghead shareholders in the merger. This document constitutes the prospectus of Onsale filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement at any of the addresses listed above.

  Egghead shareholders with questions about the merger should call Egghead's investor relations group at (206) 448-7631. Onsale stockholders with questions about the merger should call Onsale investor relations (650) 470-2780.


             If you are an Egghead shareholder and have any question about the procedures for voting your shares, please call MacKenzie Partners at
                                1-800-322-2885.


  This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the Onsale common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this document nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth or incorporated in this document by reference or in our affairs since the date of this document. The information contained in this document with respect to Egghead and its subsidiaries was provided by Egghead and the information contained in this document with respect to Onsale and its subsidiaries was provided by Onsale.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

  This document and the documents incorporated in this document by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and on the expected impact of the merger on Onsale's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include:

  Risks associated with the merger include:

    . the possibility that the value of the Onsale common stock to be issued to Egghead shareholders in the merger will increase or decrease prior to closing the merger;

    . the technical, operational and personnel-related challenges in integrating Egghead and Onsale;

    . the possibility that the anticipated benefits from the merger, including increased web site traffic and the expected sales-to-visitors ratio for the combined company, will not be fully realized;

    .  the possible loss of key employees as a result of the merger;

    . the possibility that the merger might not be accounted for as a pooling of interests;

    . other risks and uncertainties, including the possibility that intense competition will not allow the combined company to increase margins, the impact of competitive services, products and prices on the combined company's market share and the risk of increased government regulation; and

    .  other risks described in the section entitled "Risk Factors"; and

    . other risk factors as may be detailed from time to time in Onsale's and Egghead's public announcements and filings with the Commission.

  In evaluating the merger, you should carefully consider the discussion of these and other factors in the section entitled "Risk Factors" beginning on page 18.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         ANNEX A


                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                                  ONSALE, INC.
                                 EO CORPORATION
                                      AND
                               EGGHEAD.COM, INC.


                                                                   JULY 13, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 Article I The Merger......................................................  A-2
    1.1  The Merger.......................................................   A-2
    1.2  Timing of the Merger.............................................   A-2
    1.3  Effect of the Merger.............................................   A-2
    1.4  Effect on Capital Stock..........................................   A-2
    1.5  Surrender of Certificates........................................   A-4
    1.6  Directors of Parent..............................................   A-6
    1.7  Corporate Name of Parent.........................................   A-6
    1.8  Tax and Accounting Consequences..................................   A-6
    1.9  Taking of Necessary Action; Further Action.......................   A-7

 Article II Representations and Warranties of Company......................  A-8
    2.1  Organization and Good Standing...................................   A-8
    2.2  Subsidiaries and Other Interests.................................   A-8
    2.3  Certificate of Incorporation and Bylaws..........................   A-8
    2.4  Authority........................................................   A-8
    2.5  Company Capital Structure........................................   A-9
    2.6  Obligations With Respect to Capital Stock........................  A-10
    2.7  SEC Filings; Company Financial Statements........................  A-11
    2.8  Absence of Certain Changes or Events.............................  A-12
    2.9  Taxes............................................................  A-12
    2.10 Title to Properties; Absence of Liens and Encumbrances...........  A-13
    2.11 Intellectual Property............................................  A-14
    2.12 Compliance with Laws; Permits; Restrictions......................  A-16
    2.13 Litigation.......................................................  A-17
    2.14 Employee Benefit Plans...........................................  A-17
    2.15 Environmental Matters............................................  A-20
    2.16 Agreements, Contracts and Commitments............................  A-21
    2.17 Change of Control Payments.......................................  A-22
    2.18 Insurance........................................................  A-22
    2.19 Customers and Suppliers..........................................  A-22
    2.20 Disclosure.......................................................  A-22
    2.21 Board Approval...................................................  A-23
    2.22 Fairness Opinion.................................................  A-23
    2.23 Brokers' and Finders' Fees.......................................  A-23
    2.24 Merger Statutes..................................................  A-23
    2.25 Affiliates.......................................................  A-23
    2.26 Pooling of Interests.............................................  A-23
    2.27 No Existing Discussions..........................................  A-23

 Article III Representations and Warranties of Parent and Merger Sub....... A-24
    3.1  Organization and Good Standing...................................  A-24
    3.2  Subsidiaries and Other Interests.................................  A-24
    3.3  Certificate of Incorporation and Bylaws..........................  A-24
    3.4  Authority........................................................  A-24
    3.5  Parent and Merger Sub Capital Structure..........................  A-25
    3.6  Obligations With Respect to Capital Stock........................  A-26
    3.7  SEC Filings; Parent Financial Statements.........................  A-27
    3.8  Absence of Certain Changes or Events.............................  A-28
    3.9  Taxes............................................................  A-28
    3.10 Title to Properties; Absence of Liens and Encumbrances...........  A-29
    3.11 Intellectual Property............................................  A-30

                                                                          Page
                                                                          ----
    3.12 Compliance with Laws; Permits; Restrictions....................  A-32
    3.13 Litigation.....................................................  A-32
    3.14 Employee Benefit Plans.........................................  A-32
    3.15 Environmental Matters..........................................  A-35
    3.16 Agreements, Contracts and Commitments..........................  A-36
    3.17 Change of Control Payments.....................................  A-37
    3.18 Insurance......................................................  A-37
    3.19 Customers and Suppliers........................................  A-37
    3.20 Disclosure.....................................................  A-37
    3.21 Board Approval.................................................  A-37
    3.22 Fairness Opinion...............................................  A-38
    3.23 Brokers' and Finders' Fees.....................................  A-38
    3.24 DGCL Section 203 Not Applicable................................  A-38
    3.25 Affiliates.....................................................  A-38
    3.26 Pooling of Interests...........................................  A-38
    3.27 No Existing Discussions........................................  A-38

 Article IV Conduct Prior to the Effective Time.......................... A-39
    4.1  Conduct of Business............................................  A-39
    4.2  Cooperation....................................................  A-42

 Article V Additional Agreements......................................... A-43
    5.1  Proxy Statement/Prospectus; Registration Statement; Antitrust
          and Other Filings.............................................  A-43
    5.2  Meeting of Company Shareholders................................  A-43
    5.3  Meeting of Parent Stockholders.................................  A-45
    5.4  Confidentiality; Access to Information.........................  A-47
    5.5  No Solicitation................................................  A-47
    5.6  Public Disclosure..............................................  A-50
    5.7  Reasonable Efforts; Notification...............................  A-50
    5.8  Third Party Consents...........................................  A-51
    5.9  Stock Options, Warrants, ESPP and Employee Benefits............  A-51
    5.10 Form S-8.......................................................  A-52
    5.11 Nasdaq Quotation...............................................  A-52
    5.12 Indemnification; Insurance.....................................  A-52
    5.13 Affiliate Agreements...........................................  A-53
    5.14 Letter of Company's Accountants................................  A-53
    5.15 Letter of Parent's Accountants.................................  A-53
    5.16 Takeover Statutes..............................................  A-53
    5.17 Certain Employee Benefits......................................  A-53
    5.18 Stockholder Litigation.........................................  A-54
    5.19 Pooling Accounting.............................................  A-54

 Article VI Conditions to the Merger..................................... A-55
    6.1  Conditions to Obligations of Each Party to Effect the Merger...  A-55
    6.2  Additional Conditions to Obligations of Company................  A-56
    6.3  Additional Conditions to the Obligations of Parent and Merger
          Sub...........................................................  A-57

 Article VII Termination, Amendment and Waiver........................... A-58
    7.1  Termination....................................................  A-58
    7.2  Notice of Termination Effect of Termination....................  A-60
    7.3  Fees and Expenses..............................................  A-60
    7.4  Loan Upon Termination..........................................  A-62

                                                                            Page
                                                                            ----
    7.5  Amendment........................................................  A-62
    7.6  Extension; Waiver................................................  A-62

 Article VIII General Provisions........................................... A-63
    8.1  Non-Survival of Representations and Warranties...................  A-63
    8.2  Notices..........................................................  A-63
    8.3  Interpretation; Certain Defined Terms............................  A-63
    8.4  Counterparts.....................................................  A-64
    8.5  Entire Agreement; Third Party Beneficiaries......................  A-64
    8.6  Severability.....................................................  A-65
    8.7  Other Remedies; Specific Performance.............................  A-65
    8.8  Governing Law....................................................  A-65
    8.9  Rules of Construction............................................  A-65
    8.10 Assignment.......................................................  A-65
    8.11 Disclosure Letter................................................  A-65
    8.12 WAIVER OF JURY TRIAL.............................................  A-65

                               INDEX OF EXHIBITS

 Exhibit A                 Form of Company Option Agreement
 Exhibit B                 Form of Parent Option Agreement
 Exhibit C                 Form of Company Voting Agreement
 Exhibit D                 Form of Parent Voting Agreement
 Exhibit E                 Parent Officers
 Exhibit F                 Form of Company Affiliate Agreement
 Exhibit G                 Form of Parent Affiliate Agreement
 Exhibit H                 Form of Unsecured Promissory Note
 Parent Disclosure Letter
 Company Disclosure Letter

Onsale agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

                          AGREEMENT AND PLAN OF MERGER

  This Agreement and Plan of Merger (this "Agreement") is made and entered into as of July 13, 1999, among Onsale, a Delaware corporation ("Parent"), EO Corporation, a Washington corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Egghead.com, Inc., a Washington corporation ("Company").

                                    RECITALS

  A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Washington Law, Parent and Company intend to enter into a business combination transaction.

  B. The Merger (as defined in Section 1.1) is intended to be treated as a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(A) of the Code by way of Section 368(a)(2)(E). The Merger is intended to be treated as a "pooling of interests" for accounting and financial reporting purposes.

  C. The Board of Directors of Company: (i) has determined that the Merger (as defined in Section 1.1) is advisable and fair to, and in the best interests of, Company and its shareholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the shareholders of Company adopt and approve this Agreement and approve the Merger.

  D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Company shall execute and deliver a Company Option Agreement in favor of Parent in substantially the form attached hereto as Exhibit A (the "Company Option Agreement"). The Board of Directors of Company has approved the Company Option Agreement.

  E. Concurrently with the execution of this Agreement, and as a condition and inducement to Company's willingness to enter into this Agreement, Parent shall execute and deliver a Parent Option Agreement in favor of Company in substantially the form attached hereto as Exhibit B (the "Parent Option Agreement"). The Board of Directors of Parent has approved the Parent Option Agreement.

  F. The Board of Directors of Parent: (i) has determined that the Merger (as defined in Section 1.1) is advisable and fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has approved an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated by this Agreement, subject to and upon consummation of the Merger, and (iii) has determined to recommend that the stockholders of Parent approve the issuance of the shares of Parent Common Stock pursuant to the Merger and approve an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated by this Agreement, subject to and upon consummation of the Merger,

  G. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, the executive officers and directors of Company are entering into voting agreements in substantially the form attached hereto as Exhibit C (the "Company Voting Agreements").

  H. Concurrently with the execution of this Agreement, and as a condition and inducement to Company's willingness to enter into this Agreement, the directors, certain executive officers, and certain stockholders of Parent are entering into voting agreements in substantially the form attached hereto as Exhibit D (the "Parent Voting Agreements").

  In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

  1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Washington Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  1.2 Timing of the Merger.

    (a) Effective Time. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing articles of merger, in such form as is required by the relevant provisions of Washington Law, with the Secretary of State of the State of Washington in accordance with the relevant provisions of Washington Law (the "Articles of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Articles of Merger) being the "Effective Time") as soon as practicable on or after the Closing (as herein defined).

    (b) Closing. The closing of the Merger (the "Closing") shall take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California, as soon as practicable (but not more than two business days) after the satisfaction or waiver of each of the conditions set forth in
  Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

  1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Washington Law. Without limiting the generality of the foregoing, at the Effective Time all title to real estate and other property owned by Company and Merger Sub shall vest in the Surviving Corporation, and all liabilities of Company and Merger Sub shall become the liabilities of the Surviving Corporation.

    (a) Articles of Incorporation. At the Effective Time, the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

    (b) Bylaws. At the Effective Time, the Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

    (c) Directors and Officers of Surviving Corporation. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

  1.4 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities:

    (a) Conversion of Company Common Stock. Each share of common stock, par value $.01 per share, of Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.4(d), will be automatically converted (subject to Sections 1.4(c) and 1.4(f)) into the right to receive .565 (the "Exchange Ratio") of a share of common stock, par value $.001 per share, of Parent ("Parent Common

  Stock") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.5 (and in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required), in the manner provided in Section 1.5(f)).

    (b) Stock Options; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's 1997 Nonofficer Employee Stock Option Plan, Company's Amended and Restated 1993 Stock Incentive Compensation Plan, the Company's 1986 Combined Incentive and Non-Qualified Stock Option Plan the Surplus Software, Inc., 1996 Stock Option Plan and the Company's Restated Nonemployee Director Stock Option Plan (collectively, the "Company Stock Option Plans") shall be assumed by Parent in accordance with Section 5.9 of this Agreement. Rights outstanding under Company's 1989 Employee Stock Purchase Plan (the "ESPP") shall be treated as set forth in Section 5.9 of this Agreement.

    (c) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive, upon surrender of such holder's Certificate(s)(as defined in Section 1.5(c)) from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing sale price of one share of Parent Common Stock for the ten most recent days that Parent Common Stock has traded ending with and including the trading day immediately prior to the Effective Time, as reported on the Nasdaq Stock Market.

    (d) Cancellation of Company-Owned and Parent-Owned Stock and Preferred Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof. Any shares of Preferred Stock of Company outstanding at the Effective Time shall be canceled and extinguished without any conversion thereof.

    (e) Capital Stock of Merger Sub. Each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of the Common Stock of Merger Sub shall evidence ownership of such shares of capital stock of the Surviving Corporation.

    (f) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

    (g) Restricted Stock. If any shares of the Company Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares ("Company Restricted Stock") may be forfeited or repurchased by Company upon any termination of the shareholders' employment, directorship, consulting or other relationship with Company (and/or any affiliate of Company) under the terms of any restricted stock purchase agreement or other agreement with Company that does not by its terms provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the Merger, then the shares of Parent Common Stock issued upon the conversion of such shares of Company Common Stock in the Merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions. Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement. A listing of the holders of Company

  Restricted Stock, together with the number of shares of Company Restricted Stock held by each, is set forth on Part 1.4(g) of the Company Disclosure Letter.

    (h) Dissenters' Rights of Company Shareholders.

      (i) Any shares of Company Common Stock held by a holder who dissents from the Merger in the manner provided under Washington Law and becomes entitled to obtain payment for the fair value of such shares of Common Stock pursuant to the applicable provisions of the Washington Law, shall herein be called "Dissenting Shares". Any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall not be converted into the Parent Common Stock pursuant to Section 1.4(a); provided, however, that Section 1.4(a) shall apply to shares of Company Common Stock held by a dissenting shareholder who subsequently withdraws his or her demand for payment in the manner provided under Washington Law, fails to comply fully with the requirements of applicable provisions of the Washington Law, or otherwise fails to establish the right of such shareholder to be paid the fair value of such shareholder's shares under Washington Law, in which event such shares shall be deemed to be converted into Parent Common Stock under Section 1.4(a). Shares of Company Common Stock acquired by the Surviving Corporation pursuant to such provisions of the Washington Law shall be canceled.

      (ii) Company shall give Merger Sub prompt notice upon receipt of any written objection to the Merger and demand for payment of the fair value of shares. Company agrees that prior to the Effective Time it will not, except with the prior written consent of Merger Sub, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment of the fair value of shares, and then, only to the extent so agreed to by Merger Sub in such writing.

  1.5 Surrender of Certificates.

    (a) Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

    (b) Provision of Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to
  Section 1.4 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.4(c) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to
  Section 1.5(d) (such shares of Parent Common Stock and cash being referred to herein as the "Exchange Fund").

    (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates ("Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.4, (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.4(c) and any dividends or other distributions pursuant to Section 1.5(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver to the holders, certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.4(c) and any dividends or distributions payable pursuant to
  Section 1.5(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.4(c) and any dividends or distributions payable pursuant to Section 1.5(d). No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article I.

    (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.4(c) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

    (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

    (f) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.4, cash for fractional shares, if any, as may be required pursuant to Section 1.4(c) and any dividends or distributions payable pursuant to Section 1.5(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    (g) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.4(c) and 1.5(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, except as otherwise provided by law, they shall be canceled and exchanged as provided in this Article I, subject to Section 1.5(h).

    (h) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the stockholders of Company for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any shareholders of Company who have not previously complied with Section 1.4(c) shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. Notwithstanding anything herein to the contrary, except to the extent waived by Parent, any Certificate that is not properly submitted to the Exchange Agent (or Parent as provided in the preceding sequence) for exchange and cancellation within four years after the Effective Time (or immediately prior to such earlier date on which any shares of Parent Common Stock that was to be delivered to the holder of such Certificate, any dividends or distributions payable to the holder of such Certificate or any cash payable to the holder of such Certificate pursuant to this Article I, would otherwise escheat to or become the property of any Governmental Entity), shall no longer evidence ownership of or any right to receive shares of Parent Common Stock, all rights of the holder of such Certificate, with respect to the shares previously evidenced by such Certificate, shall cease.

    (i) No Liability. Notwithstanding anything to the contrary in this
  Section 1.5, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.6 Directors of Parent.

    (a) Parent shall take all actions necessary to cause the directors comprising the full Board of Directors of Parent at (or immediately after) the Effective Time (the "Parent Board") to be comprised of nine directors. Initially, four (4) of such directors shall be designated by Parent (the "Parent Designees"), four (4) of such directors shall be designated by Company (the "Company Designees") and one (1) of such directors shall be designated jointly by Parent and Company ("Joint Designee"). One of the Company Designees shall be George Orban, who shall be Chairman of the Board of Directors immediately after the Effective Time, unless he shall decline or be unable to so serve. Parent and Company hereby agree that they shall use all commercially reasonable efforts, and proceed in good faith, to agree on the identity of the Joint Designee. If, prior to the Effective Time, any of the Parent Designees or Company Designees or the Joint Designee shall decline or be unable to serve as a Parent Designee or an Company Designee or the Joint Designee, as the case may be, Parent (in the case of a Parent Designee) or Company (in the case of a Company Designee) or Parent and Company (in the case of the Joint Designee) shall designate another person to serve in such person's stead as Parent Designee, Company Designee or Joint Designee, as the case may be, which person shall be reasonably acceptable to the other party. If, prior to the Effective Time, Parent and Company are not able to agree on the identity of the Joint Designee, then such position shall be vacant at the Effective Time and shall be filled thereafter in accordance with Parent's Bylaws and Certificate of Incorporation. If so agreed by Parent Company, the Parent Board may be classified, if in which case, the Board members of each class will be mutually agreed by Parent and Company. In the absence of any such agreement, the Parent Board shall not be classified.

    (b) The foregoing directors of Parent shall hold their positions until their resignation or removal or the election or appointment of their successors in the manner provided by Parent's charter documents and applicable law.

    (c) Parent shall use all commercially reasonable efforts to cause each Parent Designee, Company Designee and the Joint Designee to be included in the slate of nominees recommended by Parent's Board of Directors to the stockholders of Parent at the next annual meeting of Parent's stockholders, subject to the right of each member of Parent's Board of Directors to act in such manner as he or she in good faith deems consistent with his or her fiduciary duties and subject to the right of each Parent Designee, each Company Designee and the Joint Designee to decline such nomination.

  1.7 Corporate Name of Parent. Parent shall take all actions necessary to change its corporate name to Egghead.com, Inc., effective at the Effective Time.

  1.8 Tax and Accounting Consequences.

    (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

    (b) Neither Parent nor Merger Sub nor the Surviving Corporation will report the Merger or take any other action for tax purposes inconsistent with treatment of the Merger as a reorganization within the meaning of
  Section 368 of the Code, to the full extent permitted by the Code.

    (c) It is intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

  1.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Parent, Company and Merger Sub will take all such lawful and necessary or desirable action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated hereby.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

  As of the date of this Agreement and as of the Closing Date, Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation delivered by Company to Parent dated as of the date hereof and certified by a duly authorized officer of Company (the "Company Disclosure Letter"), as follows:

  2.1 Organization and Good Standing. Company and each of its subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (b) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (c) except as would not be material to Company, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

  2.2 Subsidiaries and Other Interests. Other than the corporations identified in Part 2.2 of the Company Disclosure Letter, neither Company nor any of the other corporations identified in Part 2.2 of the Company Disclosure Letter owns any capital stock of, or any equity interest of any nature in, any corporation, partnership, joint venture arrangement or other business entity, except for passive investments in equity interests of public companies as part of the cash management program of Company. Neither Company nor any of its subsidiaries has agreed or is obligated to make, or is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect under which it may become obligated to make any future investment in or capital contribution to any other entity. Neither Company, nor any of its subsidiaries, has, at any time, been a general partner of any general partnership, limited partnership or other entity. Part 2.2 of the Company Disclosure Letter indicates the jurisdiction of organization of each entity listed therein and Company's direct or indirect equity interest therein.

  2.3 Articles of Incorporation and Bylaws. Company has delivered or made available to Parent a true and correct copy of: (a) the Articles of Incorporation and Bylaws of Company and similar governing instruments of each of its subsidiaries, each as amended to date and as in full force in effect; and (b) Company's minute book containing all records of all proceedings, consents, actions and meetings during the past three years of the Company shareholders, Board of Directors and any committees of the Board of Directors. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent governing instruments.

  2.4 Authority.

    (a) Company has all requisite corporate power and authority to enter into this Agreement and the Company Option Agreement and to consummate the transactions contemplated hereby and thereby, subject to approval by the shareholders of the Company. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, subject only to the approval and adoption of this Agreement and the approval of the Merger by Company's shareholders and the filing of the Articles of Merger pursuant to Washington Law. A vote of the holders of outstanding shares of the Company Common Stock representing two-thirds of all votes entitled to be cast on the matter, is sufficient for Company's shareholders to approve and adopt this Agreement and approve the Merger. This Agreement and the Company Option Agreement have each been duly executed and delivered by Company and, assuming the due execution and delivery by Parent and Merger Sub, each constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity. The execution and delivery of this Agreement and the Company

  Option Agreement by Company does not, and the performance of this Agreement and the Company Option Agreement by Company will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of Company or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by Company's shareholders as contemplated in Section
  5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or Encumbrance on any of the material properties or assets of Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation, in each case that is material to Company, to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective assets are bound or affected. Part 2.4 of the Company Disclosure Letter list all consents, waivers and approvals under any of Company's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to Company, Parent or the Surviving Corporation as a result of the Merger.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Washington and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.19) with the SEC in accordance with the Exchange Act and the effectiveness of the Registration Statement (as defined in Section 2.20), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act, and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Company or Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

  2.5 Company Capital Structure.

    (a) Stock. The authorized capital stock of Company consists of (i) 50,000,000 shares of Company Common Stock, par value $.01 per share, of which there were 30,772,457 shares issued and outstanding as of July 13, 1999, and (ii) 16,569,848 shares of Preferred Stock, par value $.01 per share, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of Company or any agreement or document to which Company is a party or by which it is bound. As of the date of this Agreement, there are no shares of Company Common Stock held in treasury by Company. From and after the Effective Time, the shares of Parent Common Stock issued in exchange for any shares of Company Restricted Stock will, without any further act of Parent, Company or any other person, become subject to the restrictions, conditions and other provisions of such Company Restricted Stock, and Parent will automatically succeed to and become entitled to exercise Company's rights and remedies under such Company Restricted Stock.

    (b) Options and Warrants. As of July 13, 1999, Company had reserved an aggregate of 4,341,358 shares of Company Common Stock for issuance pursuant to the Company Stock Option Plans (including shares subject to outstanding options). Stock options granted under the Company Stock Option Plans are collectively referred to in this Agreement as "Company Options." As of July 13, 1999, there were Company Options outstanding to purchase an aggregate of 3,440,237 shares of Company Common

  Stock pursuant to the Company Stock Option Plans. As of July 13, 1999, there were no warrants outstanding to purchase any shares of Company Common Stock. As of July 13, 1999, there were available an aggregate of 270,692 shares of Company Common Stock for issuance pursuant to Company's ESPP. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Part 2.5 of the Company Disclosure Letter lists for each person who held Company Options as of July 13, 1999: (i) the name of the holder of such option; (ii) the exercise price of such option; (iii) the number of shares as to which such option had vested at such date; (iv) the vesting schedule for such option; and (v) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement and the extent of acceleration, if any.

    (c) Compliance with Legal Requirements. All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each subsidiary of Company have been issued and granted in compliance with (i) all applicable securities laws and, to the knowledge of Company, all other applicable Legal Requirements and (ii) all material requirements set forth in applicable agreements or instruments.

    (d) Vesting Acceleration. Except as set forth in Part 2.5(d) of the Company Disclosure Letter, there are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Options as a result of the Merger.

    (e) Option Records. Company has made available to Parent accurate, current and complete copies of the Company Option Plans and any other stock option plans pursuant to which Company has granted stock options that are currently outstanding, the form of all stock option agreements evidencing such options and the applicable vesting schedule for each such option.

  2.6 Obligations With Respect to Capital Stock.

    (a) Except as set forth in Part 2.6 of the Company Disclosure Letter, there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding.

    (b) Except for securities Company owns free and clear of all claims and Encumbrances, directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding.

    (c) Except as set forth in Part 2.5 or Part 2.6 of the Company Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

    (d) Except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Company is a party or by which it is bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

  2.7 SEC Filings; Company Financial Statements.

    (a) SEC Filings Generally. Company has filed all forms, reports and documents required to be filed by Company with the SEC since January 1, 1997 and has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Company may file subsequent to the date hereof) are referred to herein as the "Company SEC Reports." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Taken as a whole, the Company SEC Reports do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Company SEC Report. None of Company's subsidiaries is required to file any forms, reports or other documents with the SEC. All material agreements filed by Company as exhibits to Company SEC Reports were executed by all parties thereto and such agreements as displayed on the World Wide Web via the EDGAR Service conform to the agreements as so executed.

    (b) Publicly Reported Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "Company Financials"), including each Company SEC Reports filed after the date hereof until the Closing,
  (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Company and its subsidiaries as at the respective dates thereof and the consolidated results of Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Company contained in Company SEC Reports as of April 3, 1999 is hereinafter referred to as the "Company Balance Sheet." Since the date of the Company Balance Sheet neither Company nor any of its subsidiaries has any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices and liabilities incurred in connection with this Agreement. Without limiting the foregoing, Company's revenue recognition practices are in full conformance with all requirements of GAAP and all promulgations with respect to revenue recognition (including applicable documentation requirements) and there exists no fact (such as any side letters or oral understandings with customers regarding product return rights) that has not been disclosed to Company's auditors, which, if so disclosed, would cause such auditors to recommend or require that Company restate its financial statements to so conform. The reserves on the Company's financial statements for obsolete inventory and warranty returns conform to GAAP and, in the judgment of Company management, are adequate.

    (c) Interim Financial Statements. Company has delivered to Parent copies of Company's unaudited consolidated balance sheet as of May 29, 1999 and income statement and statement of cash flows for the two months ended May 29, 1999. Such financial statements: (i) are in accordance with the books and records of Company; (ii) fairly present in all material respects Company's financial condition at the date therein indicated and the results of operations for the period therein indicated and the results of operations for the period therein specified; and (iii) have been prepared in accordance with GAAP applied on a consistent basis (except for the absence of any footnotes required by GAAP).

    (d) Amendments. Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

  2.8 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet there has not been:

    (a) any Material Adverse Effect with respect to Company;

    (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements;

    (c) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock;

    (d) any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits to any of their officers or employees (except for increases in compensation to employees that are not officers or directors, in the ordinary course of business consistent with prior practice), or any payment by Company or any of its subsidiaries of any bonus to any of their officers or employees (except for payments made to non-officer employees in the ordinary course of business consistent with past practices), or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby;

    (e) any material change or alteration in the policy of Company relating to the granting of stock options to its employees and consultants;

    (f) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; or

    (g) any revaluation by Company of any of its assets, including, without limitation, writing off notes or accounts receivable other than in the ordinary course of business.

  2.9 Taxes.

    (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated consolidated, combined or unitary group.

    (b) Tax Returns and Audits. In each case except as set forth in Part 2.9 of the Company Disclosure Letter:

      (i) Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by or on behalf of Company and each of its subsidiaries with any Tax authority, such Returns are true, correct and complete in all material respects, and Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns;

      (ii) Company and each of its subsidiaries have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA") and other Taxes required to be withheld;

      (iii) Neither Company nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Company or any of its subsidiaries, nor has Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax;

      (iv) No audit or other examination of any Return of Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination;

      (v) No adjustment relating to any Returns filed by Company or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to Company or any of its subsidiaries or any representative thereof;

      (vi) Neither Company nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company and its subsidiaries in the ordinary course;

      (vii) There is no contract, agreement, plan or arrangement to which Company is a party, including but not limited to the provisions of this Agreement and the agreements entered into in connection with this Agreement, covering any employee or former employee of Company or any of its subsidiaries that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code; there is no contract, agreement, plan or arrangement to which Company is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code;

      (viii) Neither Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
    Section 341(f)(2) of the Code apply to any disposition of a subsection
    (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company;

      (ix) Neither Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement among members of an affiliated group other than the affiliated group that includes the Company on the date immediately preceding the Closing Date;

      (x) Except as may be required as a result of the Merger, Company and its subsidiaries have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing;

      (xi) Company has made available to Parent or its legal or accounting representatives copies of all foreign, federal and state income tax and all state sales and use tax Returns for Company and each of its subsidiaries filed for all open periods; and

      (xii) There are no liens, pledges, charges, claims, restrictions on transfer, mortgages, security interests or other Encumbrances of any sort (collectively, "Liens") on the assets of Company or any subsidiary relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable.

  2.10 Title to Properties; Absence of Liens and Encumbrances.

    (a) Company owns no real property interests except as set forth in Part
  2.10 of the Company Disclosure Letter. Part 2.10 of the Company Disclosure Letter list all real property leases to which

  Company is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim against Company in an amount greater than $50,000. Other than the leaseholds created under the real property leases identified in Part 2.10 of the Company Disclosure Letter, Company and its subsidiaries own no interest in real property.

    (b) Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Company Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and Encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

  2.11 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

      "Intellectual Property" shall mean any or all of the following and all rights in, arising out of; or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, Internet or World Wide Web URLs, Internet domain names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

      "Company Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company or one of its subsidiaries.

      "Registered Intellectual Property" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks;
    (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

      "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, Company or one of its subsidiaries.

    (a) Good Title Generally. Company or one of its subsidiaries owns and has good and exclusive title to, or has license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to, each material item of Company Intellectual Property free and clear of any lien or Encumbrance (excluding licenses and related restrictions and restrictions imposed by law); and Company or one of its subsidiaries is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company and its subsidiaries, including the sale of any Company-owned products or the provision of any services by Company and its subsidiaries. Company or one of its subsidiaries owns exclusively, and has good title to, all copyrighted works that are Company-owned products (excluding services provided), or which Company otherwise expressly purports to own.

  There are no royalties, honoraria, fees or other payments payable by Company to any person or entity by reason of the ownership, use, license, sale or disposition of the Company Intellectual Property.

    (b) Patent, Copyright, Trademark. Part 2.11(b) of the Company Disclosure Letter sets forth all patents, patent applications, copyright registrations, copyright applications, trademark registrations and trademark applications pertaining to the Company Intellectual Property. Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

    (c) Trade Secrets. Company and its subsidiaries have taken reasonable steps to protect Company's and its subsidiaries' rights in Company's and such subsidiaries' confidential information and trade secrets that they wish to protect or any trade secrets or confidential information of third parties provided to Company or such subsidiaries, and, without limiting the foregoing, Company and its subsidiaries have and enforce a policy requiring each employee and contractor to execute a proprietary information/ confidentiality agreement substantially in the form provided to Parent and, to the knowledge of Company, all current and former employees and contractors of Company and its subsidiaries have executed such an agreement.

    (d) Domain Names and URLs. Part 2.11(d) of the Company Disclosure Letter sets forth a list of all Internet domain names and all Internet and World Wide Web URLs owned and used by Company in its business. Company and its subsidiaries have, and after the Effective Time the Surviving Corporation will have, a valid registration and all material rights (free of any material restriction) in and to all domain names and URLs used by them in their respective businesses including, without limitation, all rights necessary to continue to conduct Company's business as it is currently conducted under such names.

    (e) Third Party IP. To the extent that any work, material or invention has been developed or created by a third party for Company or any of its subsidiaries, Company or its subsidiaries, as the case may be, has a written agreement with such third party under all of its Intellectual Property with respect thereto and Company or its subsidiary thereby either
  (i) has obtained ownership of and is the exclusive owner of such work, material, or invention, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) under all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

    (f) Transfers of IP. Part 2.11(f) of the Company Disclosure Letter lists all material contracts, licenses and agreements to which Company is a party
  (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company. Neither Company nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Company Intellectual Property, to any third party.

    (g) No Infringement of Company IP. To the knowledge of Company, no Company Intellectual Property or product or service of Company is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company, or which may affect the validity, use or enforceability of such Company Intellectual Property. To the knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property.

    (h) Company Infringement of Third Party IP. To the knowledge of Company, the operation of the business of Company as such business currently is conducted, including Company's design, development, marketing and sale of the products or services of Company (including with respect to products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction. Company has not received notice from any third party that the operation of the business of Company or any act, product or service of Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

    (i) Effect of Merger. Company has entered into or acquired all contracts, licenses, and agreements reasonably required to conduct Company's business as it is conducted as of the Closing Date. All material contracts, licenses and agreements relating to the Company Intellectual Property to which Company or any subsidiary is party or by which Company or any subsidiary is bound are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Company and each of its subsidiaries are in material compliance with, and have not materially breached any term of any of such contracts, licenses and agreements and, to the knowledge of Company and its subsidiaries, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements to the same extent Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay.

    (j) Year 2000. Company has taken reasonable steps to ensure that its systems and technology will record, store, process, calculate and present calendar dates falling on and after (and if applicable, spans of time including) January 1, 2000, and will calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as the systems and technology record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"). Company has taken reasonable steps to ensure that its systems, services and technology will lose no functionality with respect to the introduction of records containing dates falling on or after January 1, 2000. Except as set forth on Part 2.11(j) of the Company Disclosure Letter, all of Company's and its subsidiaries' internal computer and technology systems and services which are critical to the operation of its business are Year 2000 Compliant. Except as set forth on Part 2.11(j) of the Company Disclosure Letter, the Company Intellectual Property owned by the Company or any subsidiary is Year 2000 Compliant. Company has no knowledge that any Company Intellectual Property licensed by Company or any subsidiary is not Year 2000 Compliant. Neither the Company Intellectual Property owned by the Company or any subsidiary nor any service of Company or any subsidiary contains any significant defect in connection with processing data containing dates in leap years or in the year 2000 or any preceding or following years.

  2.12 Compliance with Laws; Permits; Restrictions.

    (a) Neither Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Company to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to Company's knowledge, has been threatened in a writing delivered to Company against Company or any of its subsidiaries, nor, to Company's knowledge, has any

  Governmental Entity indicated an intention to conduct an investigation of Company or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of material property by Company or any of its subsidiaries or the conduct of business by Company as currently conducted.

    (b) Company and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to and required for the operation of the business of Company as currently conducted (collectively, the "Company Permits"). Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits.

  2.13 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Company, threatened against, relating to or affecting Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to Company or to the Surviving Corporation following the Merger or have a material adverse effect on the ability of the parties hereto to consummate the Merger. No Governmental Entity has at any time challenged or questioned in a writing delivered to Company the legal right of Company to design, offer or sell any of its products or services in the present manner or style thereof. As of the date hereof, to the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, cause or provide a bona fide basis for a director or executive officer of Company to seek indemnification from Company.

  2.14 Employee Benefit Plans.

    (a) Definitions. With the exception of the definitions of "Affiliate," "Employee" and "Employee Agreement" set forth in Section 2.14(a)(i), (v) and (vi) below (which definition shall apply only to this Section 2.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

      (i) "Affiliate" shall mean any other person or entity under common control with Company within the meaning of Section 414(b), (c), (m) or
    (o) of the Code and the regulations issued thereunder;

      (ii) "Company Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Company or any Affiliate for the benefit of any Employee;

      (iii) "COBRA" shall mean the Consolidated Omnibus Budget
    Reconciliation Act of 1985, as amended;

      (iv) "DOL" shall mean the Department of Labor;

      (v) "Employee" shall mean any current, former, or retired employee, officer, or director of Company or any Affiliate;

      (vi) "Employee Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between Company or any Affiliate and any Employee or consultant;

      (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

      (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

      (ix) "International Employee Plan" shall mean each Company Employee Plan that has been adopted or maintained by Company, whether informally or formally, for the benefit of Employees outside the United States;

      (x) "IRS" shall mean the Internal Revenue Service;

      (xi) "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

      (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

      (xiii) "Pension Plan" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

    (b) List of Plans and Agreements. Part 2.14 of the Company Disclosure Letter contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

    (c) Documents. Except as set forth in Part 2.14 of the Company Disclosure Letter, Company has provided to Parent: (i) correct and complete copies of each Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets;
  (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts;
  (viii) all written communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Company; (ix) all COBRA forms and related notices currently in use; and (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

    (d) Employee Plan Compliance. Except as set forth in Part 2.14 of the Company Disclosure Letter, (i) Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of; and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under
  Section 401(a) of the Code and each trust intended to qualify under
  Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination and no event has occurred which would adversely affect the status of such determination letter or the qualified status of such Plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code.

    (e) Pension Plans. Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

    (f) Multiemployer Plans. At no time has Company contributed to or been requested to contribute to any Multiemployer Plan.

    (g) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

    (h) COBRA; FMLA. Neither Company nor, to Company's knowledge, any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, any material requirements of FMLA or any material provisions of any similar provisions of state law applicable to its Employees.

    (i) All contributions due from the Company and any Affiliate with respect to any of the Company Employee Plans have been made or accrued on the Company Balance Sheet or arose after the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

    (j) Effect of Transaction.

      (i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Employee Agreement, or a related trust or loan, that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

      (ii) No payment or benefit which will or may be made by Company or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

    (k) Employment Matters. Company and each of its subsidiaries: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or, to Company's knowledge, threatened or reasonably anticipated claims or actions against Company under any worker's compensation policy or long-term disability policy. To Company's knowledge, no Employee of Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such Employee is bound due to such Employee being employed by Company or disclosing to Company or using trade secrets or proprietary information of any other person or entity.

    (l) Labor. No work stoppage or labor strike against Company is pending, threatened or reasonably anticipated. Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Company. All Company employees are legally permitted to be employed by Company in the United States of America.

  2.15 Environmental Matters.

    (a) Hazardous Material. Except as would not result in material liability to Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "Hazardous Material") are present, as a result of the actions of Company or any of its subsidiaries or any affiliate of Company, or, to Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

    (b) Hazardous Materials Activities. Except as would not result in a material liability to Company (in any individual case or in the aggregate)
  (i) neither Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Company nor any of its subsidiaries has disposed of; transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

    (c) Permits. Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Company Environmental Permits") material to and necessary for the conduct of Company's and its subsidiaries' Hazardous Material Activities and other businesses of Company and its subsidiaries as such activities and businesses are currently being conducted.

    (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Company or any of its subsidiaries in a writing delivered to Company concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Company or any of its subsidiaries. Company is not aware of any fact or circumstance which could involve Company or any of its subsidiaries in any environmental litigation or impose upon Company any material environmental liability.

  2.16 Agreements, Contracts and Commitments. Except as otherwise set forth in
Part 2.16 of the Company Disclosure Letter, neither Company nor any of its subsidiaries is a party to or is bound by:

    (a) any employment agreement, contract or commitment with any employee or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Company's or any of its subsidiaries' ability to terminate employees at will, or any consulting agreement;

    (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (c) any agreement of indemnification, any guaranty or any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, or otherwise;

    (d) any agreement, obligation or commitment containing covenants purporting to limit or which effectively limit Company's or any of its subsidiaries' freedom to compete in any line of business or in any geographic area or which would so limit Company or Surviving Corporation or any of its subsidiaries or any employees of any thereof after the Effective Time or granting any exclusive distribution or other exclusive rights;

    (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

    (f) any licensing, distribution, sponsorship, advertising, merchant program or other similar agreement to which Company or one of its subsidiaries is a party which (i) may not be canceled by Company or its subsidiaries, as the case may be, without penalty upon notice of 30 days or less, and (ii) which provides for payments by or to Company or its subsidiaries in an amount in excess of $100,000 over the term of the agreement or which is (or could reasonably be expected to become) material to Company;

    (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology; or

    (h) any other agreement, contract or commitment currently in effect that is material to Company's business as presently conducted and proposed to be conducted.

  Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Disclosure Letter pursuant to clauses
(a) through (h) above or pursuant to Section 2.11 hereof or are required to be filed with any Company SEC Report (any such agreement, contract or commitment, a "Company Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

  The agreements set forth in Part 2.16(i) of the Company Disclosure Letter have, to Company's knowledge, been executed by each party thereto in the form provided to Parent.

  2.17 Change of Control Payments. Part 2.17 of the Company Disclosure Letter set forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of Company as a result of or in connection with the Merger.

  2.18 Insurance. Company and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting business or owing assets similar to those of Company and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid and Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

  2.19 Customers and Suppliers.

    (a) Customers. Neither Company nor any of its subsidiaries has received any notice or other communication (in writing or otherwise), or received any other information, indicating that customers representing a material portion of Company's and its subsidiaries' revenues may cease dealing with Company or its subsidiaries or may otherwise reduce the volume of business transacted by such person or entity with Company and its subsidiaries below historical levels.

    (b) Accounts Receivable. Part 2.19 of the Company Disclosure Letter provides an accurate and complete breakdown and aging of the accounts receivable and notes receivable of each customer of Company and its subsidiaries and a list of all other receivables of Company and its subsidiaries as of July 3, 1999, categorized by period of aging (30, 60, 90 or 120 more days).

    (c) Suppliers. As of the date of this Agreement, no material supplier of Company has indicated that it will stop or materially decrease the rate of supplying materials, products or services to Company.

  2.20 Disclosure. The information supplied by Company for inclusion in the Form S-4 (or any similar successor form thereto) Registration Statement to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (the "Registration Statement") shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Company for inclusion in the proxy statement/prospectus to be sent to the shareholders of Company in connection with the meeting of Company's shareholders to consider the approval and adoption of this Agreement and the approval of the Merger (the "Company Shareholders' Meeting") and the meeting of Parent's stockholders to consider the approval of the issuance of the shares of Parent Common Stock pursuant to the Merger and an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby, subject to and upon consummation of the Merger (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") shall not, on the date the Proxy Statement/Prospectus is mailed to Company's shareholders, at the time of the Company Shareholders' Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting which has become false or misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

  2.21 Board Approval. The Board of Directors of Company has, as of the date of this Agreement, determined (i) that the Merger is advisable and fair to, and in the best interests of Company and its shareholders, and (ii) to recommend that the shareholders of Company approve and adopt this Agreement and approve the Merger.

  2.22 Fairness Opinion. Company's Board of Directors has received a written opinion from its financial advisor, Hambrecht & Quist LLC, dated as of the date hereof, to the effect that the consideration to be received by Company's shareholders in connection with the Merger is fair to Company's shareholders from a financial point of view, and has delivered to Parent a copy of such opinion.

  2.23 Brokers' and Finders' Fees. Except for fees payable to Hambrecht & Quist LLC, pursuant to an engagement letter dated June 30, 1999, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  2.24 Merger Statutes. Except for Chapter 23B.11 of the Washington Business Corporation Act, no Washington statute or regulation restricting or governing mergers or business combinations applies to the Merger, this Agreement, or any of the transactions contemplated by this Agreement.

  2.25 Affiliates. Part 2.25 of the Company Disclosure Letter is a complete list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each, a "Company Affiliate"). Except as set forth in the Company SEC Reports, since the date of Company's last proxy statement filed with the SEC, no event has occurred as of the date of this Agreement that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

  2.26 Pooling of Interests. To the knowledge of Company, based on consultation with its independent accountants, neither Company nor any of its directors, officers, affiliates or shareholders has taken or agreed to take any action which would preclude Parent's ability to account for the Merger as a pooling of interests.

  2.27 No Existing Discussions. As of the date hereof, Company is not engaged, directly or indirectly, in any discussion or negotiations with any other party with respect to any Company Acquisition Proposal (as defined in Section 5.5(a)).

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

  As of the date of this Agreement and as of the Closing Date, Parent and Merger Sub represent and warrant to Company, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation delivered by Parent to Company dated as of the date hereof and certified by a duly authorized officer of Parent (the "Parent Disclosure Letter"), as follows:

  3.1 Organization and Good Standing. Parent and each of its subsidiaries (including Merger Sub) (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not be material to Parent, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

  3.2 Subsidiaries and Other Interests. Other than the corporations identified in Part 3.2 of the Parent Disclosure Letter, neither Parent nor any of the other corporations identified in Part 3.2 of the Parent Disclosure Letter owns any capital stock of, or any equity interest of any nature in, any corporation, partnership, joint venture arrangement or other business entity, except for passive investments in equity interests of public companies as part of the cash management program of Parent. Neither Parent nor any of its subsidiaries has agreed or is obligated to make, or is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect under which it may become obligated to make any future investment in or capital contribution to any other entity. Neither Parent, nor any of its subsidiaries, has, at any time, been a general partner of any general partnership, limited partnership or other entity. Part 3.2 of the Parent Disclosure Letter indicates the jurisdiction of organization of each entity listed therein and Parent's direct or indirect equity interest therein.

  3.3 Certificate of Incorporation and Bylaws. Parent has delivered or made available to Company a true and correct copy of: (a) the Certificate of Incorporation and Bylaws of Parent and similar governing instruments of each of its subsidiaries, each as amended to date and as in full force in effect; and
(b) Parent's minute book containing all records of all proceedings, consents, actions and meetings during the past three years of the Parent stockholders, Board of Directors and any committees of the Board of Directors. Parent's Certificate of Incorporation and Bylaws delivered and each such instrument is in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

  3.4 Authority.

    (a) Parent has all requisite corporate power and authority to enter into this Agreement and the Parent Option Agreement and to consummate the transactions contemplated hereby and thereby, subject to the approval by the stockholders of Parent of the issuance of the shares of Parent Common Stock pursuant to the Merger and an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective immediately following the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to the filing of the Articles of Merger pursuant to Washington Law. A vote of holders of a majority of the outstanding shares of the Parent Common Stock is sufficient for Parent's stockholders to approve an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time and to increase the authorized number of shares of Parent Common Stock so as consent to approve the Merger and the adoption of this Agreement by Merger Sub, which consent Parent and Merger Sub represent and warrant constitutes the requisite approval of the Merger and this Agreement by Merger Sub. This Agreement and the Parent Option Agreement have each been duly executed and delivered by Parent and this Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by Company, each constitutes the valid and binding obligations of Parent and, in the case of this Agreement, Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity. The execution and delivery of this Agreement and the Parent Option Agreement by Parent and the execution and delivery of this Agreement by Merger Sub do not, and the performance of this Agreement and the Parent Option Agreement by Parent and the performance of this Agreement by Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (ii) subject to compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which any of their respective properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of; or result in the creation of a material lien or Encumbrance on any of the material properties or assets of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, in each case that is material to Parent, to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound or affected. Part 3.4 of the Parent Disclosure Letter list all consents, waivers and approvals under any of Parent's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to Parent or the Surviving Corporation as a result of the Merger.

    (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Washington, (ii) the filing of the Registration Statement and the Proxy Statement/Prospectus with the SEC in accordance with the Securities Act and the Exchange Act, and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or Company or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

  3.5 Parent and Merger Sub Capital Structure.

    (a) Stock. The authorized capital stock of Parent consists of (i) thirty million (30,000,000) shares of Parent Common Stock, par value $.001 per share, of which there were 19,603,467 shares issued and outstanding as of July 13, 1999, and (ii) two million (2,000,000) shares of Preferred Stock, par value $.001 per share, of which no shares are issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound. As of the date of this Agreement, there are no shares of Parent Common Stock held in treasury by Parent.

    (b) Options and Warrants. As of July 13, 1999, Parent had reserved an aggregate of 5,691,610 shares of Parent Common Stock for issuance pursuant to Parent's 1995 Equity Incentive Plan (including

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

  shares subject to outstanding options) and 589,723 shares of Parent Common Stock for issuance pursuant to Parent's 1996 Employee Stock Purchase Plan. As of July 13, 1999, there were options outstanding to purchase an aggregate of 2,959,388 shares of Parent Common Stock pursuant to Parent's 1995 Equity Incentive Plan ("Parent Options") and purchase rights outstanding to purchase no more than an aggregate of 144,696 shares of Parent Common Stock pursuant to Parent's 1996 Employee Stock Purchase Plan. As of July 13, 1999, there were no warrants outstanding to purchase shares of Parent Common Stock. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Part 3.5 of the Parent Disclosure Letter list for each person who held Parent Options as of July 13, 1999: (i) the name of the holder of such option; (ii) the exercise price of such option; (iii) the number of shares as to which such option had vested at such date; (iv) the vesting schedule for such option; and (v) whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement and the extent of acceleration, if any.

    (c) Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value, all of which, as of the date hereof, are issued and outstanding and are held by Parent. All of the outstanding shares of Merger Sub's common stock have been duly authorized and validly issued, and are fully paid and nonassessable. Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

    (d) Due Issuance. The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable.

    (e) Legal Compliance. All outstanding shares of Parent Common Stock, all outstanding Parent Options, and all outstanding shares of capital stock of each subsidiary of Parent have been issued and granted in compliance with
  (i) all applicable securities laws and, to the knowledge of Parent, all other applicable Legal Requirements and (ii) all material requirements set forth in applicable agreements or instruments.

    (f) Vesting Acceleration. There are no commitments or agreements of any character to which Parent is bound obligating Parent to accelerate the vesting of any Parent Options as a result of the Merger.

    (g) Option Records. Parent has made available to Company accurate, current and complete copies of the Parent Option Plans and any other stock option plans pursuant to which Parent has granted stock options that are currently outstanding, the form of all stock option agreements evidencing such options and the applicable vesting schedule for each such option.

  3.6 Obligations With Respect to Capital Stock.

    (a) Except as set forth in Part 3.6 of the Parent Disclosure Letter, there are no equity securities, partnership interests or similar ownership interests of any class of Parent equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding.

    (b) Except for securities Parent owns free and clear of all claims and Encumbrances, directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of Parent that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Parent, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding.

    (c) Except as set forth in Part 3.5 or Part 3.6 of the Parent Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its subsidiaries is a party or by which it is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

    (d) Except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Parent is a party or by which it is bound with respect to any equity security of any class of Parent or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of Parent will not be entitled to dissenters' or appraisal rights under applicable state law in connection with the Merger.

  3.7 SEC Filings; Parent Financial Statements.

    (a) SEC Filings Generally. Parent has filed all forms, reports and documents required to be filed by Parent with the SEC since January 1, 1997, and has made available to Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "Parent SEC Reports." As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Parent SEC Report. Taken as a whole, the Parent SEC Reports do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Parent SEC Report. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC. All material agreements filed by Parent as exhibits to the Parent SEC Reports were executed by all parties thereto and such agreements as displayed on the World Wide Web via the EDGAR Service conform to the agreements as so executed.

    (b) Publicly Reported Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "Parent Financials"), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent contained in Parent SEC Reports as of March 31, 1999 is hereinafter referred to as the "Parent Balance Sheet." Except as disclosed in the Parent Financials, since the date of the Parent Balance Sheet neither Parent nor any of its subsidiaries has any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices and liabilities incurred in connection with this Agreement. Without limiting the foregoing, the Parent's revenue recognition practices are in full conformance with all requirements of GAAP and all promulgations with respect to revenue recognition (including applicable documentation requirements) and there exists no fact (such as any side letters or oral understandings with customers regarding product return rights) that has not been disclosed to Parent's auditors, which if so disclosed, would cause such auditors to recommend or require that the Parent restate its financial statements to so conform. The reserves on the Parent's financial statements for obsolete inventory and warranty returns conform to GAAP and, in the judgment of Company management, are adequate.

    (c) Interim Financial Statements. Parent has delivered to Company copies of Parent's unaudited consolidated balance sheet as of May 31, 1999 and income statement and statement of cash flows for the five months ended May 31, 1999. Such financial statements: (i) are in accordance with the books and records of Parent; (ii) fairly present in all material respects Parent's financial condition at the date therein indicated and the results of operations for the period therein indicated and the results of operations for the period therein specified; and (iii) have been prepared in accordance with GAAP applied on a consistent basis (except for the absence of any footnotes required by GAAP).

    (d) Amendments. Parent has heretofore furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

  3.8 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet there has not been: (a) any Material Adverse Effect with respect to Parent, (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (c) any granting by Parent or any of its subsidiaries of any increase in compensation or fringe benefits to any of their officers or employees (except for increases in compensation to employees (such increases not to exceed 15% in the case of officers) in the ordinary course of business consistent with prior practice), or any payment by Parent or any of its subsidiaries of any bonus to any of their officers or employees (other than in the ordinary course of business consistent with past practices), or any granting by Parent or any of its subsidiaries of any increase in severance or termination pay or any entry by Parent or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Parent of the nature contemplated hereby; (d) any material change or alteration in the policy of Parent relating to the granting of stock options to its employees and consultants; (e) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (f) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (g) any revaluation by Parent of any of its assets, including, without limitation, writing off notes or accounts receivable other than in the ordinary course of business.

  3.9 Taxes. In each case except as set forth in Part 3.9 of the Parent Disclosure Letter:

    (a) Parent and each of its subsidiaries have timely filed all federal, state, local and foreign Returns relating to Taxes required to be filed by or on behalf of Parent and each of its subsidiaries with any Tax authority, such Returns are true, correct and complete in all material respects, and Parent and each of its subsidiaries have paid all Taxes shown to be due on such Returns;

    (b) Parent and each of its subsidiaries have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to FICA, Taxes pursuant to FUTA and other Taxes required to be withheld;

    (c) Neither Parent nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Parent or any of its subsidiaries, nor has Parent or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax;

    (d) No audit or other examination of any Return of Parent or any of its subsidiaries by any Tax authority is presently in progress, nor has Parent or any of its subsidiaries been notified of any request for such an audit or other examination;

    (e) No adjustment relating to any Returns filed by Parent or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to Parent or any of its subsidiaries or any representative thereof;

    (f) Neither Parent nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Parent Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Parent, other than any liability for unpaid Taxes that may have accrued since the date of the Parent Balance Sheet in connection with the operation of the business of Parent and its subsidiaries in the ordinary course;

    (g) There is no contract, agreement, plan or arrangement to which Parent is a party, including but not limited to the provisions of this Agreement and the agreements entered into in connection with this Agreement, covering any employee or former employee of Parent or any of its subsidiaries that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code; there is no contract, agreement, plan or arrangement to which Parent is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code;

    (h) Neither Parent nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent;

    (i) Neither Parent nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement among members of an affiliated group other than the affiliated group that includes Parent on the date immediately preceding the Closing Date;

    (j) Except as may be required as a result of the Merger, Parent and its subsidiaries have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing;

    (k) Parent has made available to Company or its legal or accounting representatives copies of all foreign, federal and state income tax and all state sales and use tax Returns for Parent and each of its subsidiaries filed for all open periods; and

    (l) There are no Liens on the assets of Parent or any subsidiary relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable.

  3.10 Title to Properties; Absence of Liens and Encumbrances.

    (a) All real property leases to which Parent is a party and each amendment thereto that is in effect as of the date of this Agreement are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim against Parent in an amount greater than $50,000.

    (b) Parent has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Parent Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and Encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

  3.11 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

    "Parent Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Parent or one of its subsidiaries.

    "Parent Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, Parent or one of its subsidiaries.

    (a) Good Title Generally. Parent or one of its subsidiaries owns and has good and exclusive title to, or has license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to, each material item of Parent Intellectual Property free and clear of any lien or Encumbrance (excluding licenses and related restrictions and restrictions imposed by law); and Parent or one of its subsidiaries is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Parent and its subsidiaries, including the sale of any Parent-owned products or the provision of any services by Parent and its subsidiaries. Parent or one of its subsidiaries owns exclusively, and has good title to, all copyrighted works that are Parent-owned products (excluding services provided), or which Parent otherwise expressly purports to own. There are no royalties, honoraria, fees or other payments payable by Parent to any person or entity by reason of the ownership, use, license, sale or disposition of the Parent Intellectual Property.

    (b) Patent, Copyright, Trademark. Each material item of Parent Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Parent Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

    (c) Trade Secrets. Parent and its subsidiaries have taken reasonable steps to protect Parent's and its subsidiaries' rights in Parent's and such subsidiaries' confidential information and trade secrets that they wish to protect or any trade secrets or confidential information of third parties provided to Parent or such subsidiaries, and, without limiting the foregoing, Parent and its subsidiaries have and enforce a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent, to the knowledge of Parent, and except as disclosed in Part 3.8(c) of the Parent Disclosure Letter, all current and former employees and contractors of Parent and its subsidiaries have executed such an agreement.

    (d) Domain Names and URLs. Part 3.11(d) of the Parent Disclosure Letter sets forth a list of all Internet domain names and all Internet and World Wide Web URLs owned and used by Parent in its business. Parent and its subsidiaries have, and after the Effective Time will have, a valid registration and all material rights (free of any material restriction) in and to all domain names and URLs used by them in their respective businesses including, without limitation, all rights necessary to continue to conduct Parent's business as it is currently conducted under such names.

    (e) Third Party IP. To the extent that any work, material or invention has been developed or created by a third party for Parent or any of its subsidiaries, Parent or its subsidiaries, as the case may be, has a written agreement with such third party under all of its Intellectual Property with respect thereto and Parent or its subsidiary thereby either (i) has obtained ownership of and is the exclusive owner of such work, material, or invention, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) under all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

    (f) Transfers of IP. Part 3.11(f) of the Parent Disclosure Letter lists all material contracts, licenses and agreements to which Parent is a party
  (i) with respect to Parent Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or
  (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Parent. Neither Parent nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Parent Intellectual Property, to any third party.

    (g) No Infringement of Parent IP. To the knowledge of Parent, no Parent Intellectual Property or product or service of Parent is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Parent, or which may affect the validity, use or enforceability of such Parent Intellectual Property. To the knowledge of Parent, no person has infringed or misappropriated or is infringing or misappropriating any Parent Intellectual Property.

    (h) Parent Infringement of Third Party IP. To the knowledge of Parent, the operation of the business of Parent as such business currently is conducted, including Parent's design, development, marketing and sale of the products or services of Parent (including with respect to products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction. Parent has not received notice from any third party that the operation of the business of Parent or any act, product or service of Parent, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

    (i) Effect of Merger. Parent has entered into or acquired all contracts, licenses, and agreements reasonably required to conduct Parent's business as it is conducted as of the Closing Date. All material contracts, licenses and agreements relating to the Parent Intellectual Property to which Parent or any subsidiary is party or by which Parent or any subsidiary is bound are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Parent and each of its subsidiaries are in material compliance with, and have not materially breached any term of any of such contracts, licenses and agreements and, to the knowledge of Parent and its subsidiaries, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, Parent will be permitted to exercise all of Parent's rights under such contracts, licenses and agreements to the same extent Parent would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Parent would otherwise be required to pay.

    (j) Year 2000. Parent has taken reasonable steps to ensure that its systems and technology will record, store, process, calculate and present calendar dates falling on and after (and if applicable, spans of time including) January 1, 2000, and will calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as the systems and technology record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"). Parent has taken reasonable steps to ensure that its systems, services and technology will lose no functionality with respect to the introduction of records containing dates falling on or after January 1, 2000. Except as set forth on Part 3.11(j) of the Parent Disclosure Letter, all of Parent's and its subsidiaries' internal computer and technology, systems and services which are critical to the operation of its business are Year 2000 Compliant. Parent has no knowledge that any Parent Intellectual Property licensed by Parent or any subsidiary is not Year 2000 Compliant. Except as set forth on
  Part 3.11(j) of the Parent Disclosure Letter, all of the Parent Intellectual Property owned by Parent or any subsidiary is Year 2000 Compliant. Neither the Parent Intellectual Property owned by Parent, nor to Parent's knowledge the Parent Intellectual Property licensed by Parent or any subsidiary, nor any service of Parent or any subsidiary contains any

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  significant defect in connection with processing data containing dates in leap years or in the year 2000 or any preceding or following years.

  3.12 Compliance with Laws; Permits; Restrictions.

    (a) Neither Parent nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Parent to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to Parent's knowledge, has been threatened in a writing delivered to Parent against Parent or any of its subsidiaries, nor, to Parent's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Parent or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of material property by Parent or any of its subsidiaries or the conduct of business by Parent as currently conducted.

    (b) Parent and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to and required for the operation of the business of Parent as currently conducted (collectively, the "Parent Permits"). Parent and its subsidiaries are in compliance in all material respects with the terms of the Parent Permits.

  3.13 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger. No Governmental Entity has at any time challenged or questioned in a writing delivered to Parent the legal right of Parent to design, offer or sell any of its products or services in the present manner or style thereof. As of the date hereof, to the knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, cause or provide a bona fide basis for a director or executive officer of Parent to seek indemnification from Parent.

  3.14 Employee Benefit Plans.

    (a) Definitions. With the exception of the definition of "Parent Affiliate" set forth in Section 3.14(a)(i) below (which definition shall apply only to this Section 3.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

      (i) "Parent Affiliate" shall mean any other person or entity under common control with Parent within the meaning of Section 414(b), (c),
    (m) or (o) of the Code and the regulations issued thereunder;

      (ii) "Parent Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Parent or any Parent Affiliate for the benefit of any Employee;

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

      (iii) "Employee" for purposes of this Section 3.14 only shall mean any current, former, or retired employee, officer, or director of Parent or any Parent Affiliate;

      (iv) "Parent Employee Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between Parent or any Affiliate and any Employee or consultant;

      (v) International Parent Employee Plan" shall mean each Parent Employee Plan that has been adopted or maintained by Parent, whether informally or formally, for the benefit of Employees outside the United States;

      (vi) "Parent Multiemployer Plan" shall mean any "Parent Pension Plan" (as defined below) which is a "multiemployer plan," as defined in
    Section 3(37) of ERISA;

      (vii) "Parent Pension Plan" shall mean each Parent Employee Plan which is an "employee pension benefit plan," within the meaning of
    Section 3(2) of ERISA.

    (b) List of Plans and Agreements. Part 3.14 of the Parent Disclosure Letter contains an accurate and complete list of each Parent Employee Plan and each Parent Employee Agreement. Parent does not have any plan or commitment to establish any new Parent Employee Plan, to modify any Parent Employee Plan or Parent Employee Agreement (except to the extent required by law or to conform any such Parent Employee Plan or Parent Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Parent Employee Plan or Parent Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

    (c) Documents. Parent has provided to Company: (i) correct and complete copies of each Parent Employee Plan and each Parent Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Parent Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Parent Employee Plan or related trust; (iv) if the Parent Employee Plan is funded, the most recent annual and periodic accounting of Parent Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Parent Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Parent Employee Plans; (vii) all material written agreements and contracts relating to each Parent Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all communications material to any Employee or Employees relating to any Parent Employee Plan and any proposed Parent Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Parent; (ix) all COBRA forms and related notices currently in use; and (x) all registration statements and prospectuses prepared in connection with each Parent Employee Plan.

    (d) Employee Plan Compliance. (i) Parent has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to, each Parent Employee Plan, and each Parent Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Parent Employee Plan intended to qualify under
  Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such plan as to its qualified status under the Code or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination and no event has occurred which would adversely affect the status of such determination letter or the qualified status of

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

  such plan; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Parent Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Parent, threatened or reasonably anticipated (other than routine claims for benefits) against any Parent Employee Plan or against the assets of any Parent Employee Plan; (v) each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Parent or any of its Parent Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Parent, threatened by the IRS or DOL with respect to any Parent Employee Plan; and (vii) neither Parent nor any Parent Affiliate is subject to any penalty or tax with respect to any Parent Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code.

    (e) Pension Plans. Parent does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Parent Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

    (f) Multiemployer Plans. At no time has Parent contributed to or been requested to contribute to any Parent Multiemployer Plan.

    (g) No Post-Employment Obligations. No Parent Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and Parent has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

    (h) COBRA; FMLA. Neither Parent nor, to Parent's knowledge, any Parent Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, any material requirements of FMLA or any similar material provisions of state law applicable to its Employees.

    (i) All contributions due from the Parent and any Affiliate with respect to any of the Parent Employee Plans have been made or accrued on the Parent Balance Sheet or arose after the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices.

    (j) Effect of Transaction.

      (i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Parent Employee Plan, Parent Employee Agreement, or related trust or loan, that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

      (ii) No payment or benefit which will or may be made by Parent or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

    (k) Employment Matters. Parent and each of its subsidiaries: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or, to Parent's knowledge, threatened or reasonably anticipated claims or actions against Parent under any worker's compensation policy or long-term disability policy. To Parent's knowledge, no Employee of Parent has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such Employee is bound due to such Employee being employed by Parent or disclosing to Parent or using trade secrets or proprietary information of any other person or entity.

    (l) Labor. No work stoppage or labor strike against Parent is pending, threatened or reasonably anticipated. Parent does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Parent, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Parent. Neither Parent nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Parent is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Parent. All Parent employees are legally permitted to be employed by Parent in the United States of America.

  3.15 Environmental Matters.

    (a) Hazardous Material. Except as would not result in material liability to Parent, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "Hazardous Material") are present, as a result of the actions of Parent or any of its subsidiaries or any affiliate of Parent, or, to Parent's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that Parent or any of its subsidiaries has at any time owned, operated, occupied or leased.

    (b) Hazardous Materials Activities. Except as would not result in a material liability to Parent (in any individual case or in the aggregate)
  (i) neither Parent nor any of its subsidiaries has transported, stored, used, manufactured, disposed of released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Parent nor any of its subsidiaries has disposed of; transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

    (c) Permits. Parent and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Parent Environmental Permits") material to and necessary for the conduct of Parent's and its subsidiaries' Hazardous Material Activities and other businesses of Parent and its subsidiaries as such activities and businesses are currently being conducted.

    (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Parent's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Parent or any of its subsidiaries in a writing delivered to Parent concerning any Parent Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Parent or any of its subsidiaries. Parent is not aware of any fact or circumstance which could involve Parent or any of its subsidiaries in any environmental litigation or impose upon Parent any material environmental liability.

  3.16 Agreements, Contracts and Commitments. Except as otherwise set forth in
Part 3.16 of the Parent Disclosure Letter, neither Parent nor any of its subsidiaries is a party to or is bound by:

    (a) any employment agreement, contract or commitment with any employee or member of Parent's Board of Directors, other than those that are terminable by Parent or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Parent's or any of its subsidiaries' ability to terminate employees at will, or any consulting agreement;

    (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (c) any agreement of indemnification, any guaranty or any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, or otherwise;

    (d) any agreement, obligation or commitment containing covenants purporting to limit or which effectively limit Parent's or any of its subsidiaries' freedom to compete in any line of business or in any geographic area or which would so limit Parent or Surviving Corporation or any of its subsidiaries or any of their respective employees after the Effective Time or granting any exclusive distribution or other exclusive rights;

    (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Parent or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Parent has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Parent's subsidiaries;

    (f) any licensing, distribution, sponsorship, advertising, merchant program or other similar agreement to which Parent or one of its subsidiaries is a party which (i) may not be canceled by Parent or its subsidiaries, as the case may be, without penalty upon notice of 30 days or less, and (ii) which provides for payments by or to Parent or its subsidiaries in an amount in excess of $100,000 over the term of the agreement or which is (or could reasonably be expected to become) material to Parent;

    (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology; or

    (h) any other agreement, contract or commitment currently in effect that is material to Parent's business as presently conducted and proposed to be conducted.

  Neither Parent nor any of its subsidiaries, nor to Parent's knowledge any other party to a Parent Contract (as defined below), is in breach, violation or default under, and neither Parent nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Parent or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Parent Disclosure Letter pursuant to clauses (a) through (h) above or pursuant to Section 3.11 hereof or are required to be filed with any Parent SEC Report (any such agreement, contract or commitment, a "Parent Contract") in such a manner as would permit any other party to cancel or terminate any such Parent Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

  The agreements listed on Part 3.16(i) of the Parent Disclosure Letter have, to Parent's knowledge, been executed by each party thereto in the form provided to Company.

  3.17 Change of Control Payments. Part 3.17 of the Parent Disclosure Letter set forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of Parent as a result of or in connection with the Merger.

  3.18 Insurance. Parent and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting business or owning assets similar to those of Parent and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid and Parent and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of Parent, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

  3.19 Customers and Suppliers.

    (a) Customers. Neither Parent nor any of its subsidiaries has received any notice or other communication (in writing or otherwise), or received any other information, indicating that customers representing a material portion of Parent's and its subsidiaries' revenues may cease dealing with Parent or its subsidiaries or may otherwise reduce the volume of business transacted by such person or entity with Parent and its subsidiaries below historical levels.

    (b) Accounts Receivable. Part 3.19 of the Parent Disclosure Letter provides an accurate and complete breakdown and aging of the accounts receivable and notes receivable of each customer of Parent and its subsidiaries and a list of all other receivables of Parent and its subsidiaries as of May 31, 1999, categorized by period of aging (30, 60, 90 or 120 more days).

    (c) Suppliers. As of the date of this Agreement, no material supplier of Parent has indicated that it will stop or materially decrease the rate of supplying materials, products or services to Parent.

  3.20 Disclosure. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company's shareholders or Parent's stockholders, at the time of the Company Shareholders' Meeting or the Parent Stockholders' Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting or the Parent Stockholders' Meeting which has become false or misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

  3.21 Board Approval. The Board of Directors of Parent has, as of the date of this Agreement, determined (i) that the Merger is advisable and fair to, and in the best interests of Parent, its stockholders and Merger Sub, and (ii) to recommend that the stockholders of Parent approve the issuance of the shares of Parent Common Stock pursuant to the Merger and an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective immediately following the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby and adopt this Agreement.

  3.22 Fairness Opinion. Parent's Board of Directors has received a written opinion from its financial advisor, Morgan Stanley & Co., Incorporated, in form and substance reasonably satisfactory to Company and dated as of the date hereof, to the effect that the consideration to be paid by Parent in connection with the Merger is fair to Parent from a financial point of view, and has delivered to Company a copy of such opinion.

  3.23 Brokers' and Finders' Fees. Except for fees payable to Morgan Stanley & Co. Incorporated pursuant to that letter dated July 13, 1999, a copy of which has been delivered to Company, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  3.24 DGCL Section 203 Not Applicable. The Board of Directors of Parent has taken all actions on its part required so that (a) the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in such Section 203) will not apply to the Parent's execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

  3.25 Affiliates. Part 3.25 of the Parent Disclosure Letter is a complete list of those persons who may be deemed to be, in Parent's reasonable judgment, affiliates of Parent within the meaning of Rule 145 promulgated under the Securities Act (each a "Parent Affiliate"). Except as set forth in the Parent SEC Reports, since the date of Parent's last proxy statement filed with the SEC, no event has occurred as of the date of this Agreement that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

  3.26 Pooling of Interests. To the knowledge of Parent, based on consultation with its independent accountants, neither Parent nor any of its directors, officers, affiliates or stockholders has taken or agreed to take any action which would preclude Parent's ability to account for the Merger as a pooling of interests.

  3.27 No Existing Discussions. As of the date hereof, Parent is not engaged, directly or indirectly, in any discussion or negotiations with any other party with respect to any Parent Acquisition Proposal (as defined in Section 5.5(b)).

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

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

  4.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent and Company each agrees as to itself and its respective subsidiaries, to carry on its (and its subsidiaries') business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform its and its subsidiaries' other obligations when due, and use all commercially reasonable efforts (and in any event no less than would be consistent with its past practices), to (i) preserve intact its (and its subsidiaries') present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, Company will promptly notify Parent, and Parent will promptly notify Company, of any material event involving its respective business or operations.

  In addition, except as permitted by the terms of this Agreement, and except as provided in Part 4.1 of the Company Disclosure Letter, without the prior written consent of Parent (which shall not be unreasonably delayed or withheld), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

    (a) Waive any stock repurchase rights, accelerate or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements or employment agreements in effect as of the date of this Agreement if such terms are disclosed in the Company Disclosure Letter;

    (b) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, other than non-exclusive licenses in the ordinary course of business consistent with past practice;

    (c) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any capital stock;

    (d) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

    (e) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Company Common Stock or Parent Common Stock pursuant to the exercise of stock options therefor outstanding on the date of this Agreement, (ii) the issuance, delivery and/or sale of shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof or (iii) the grant of stock options to employees, officers or directors pursuant to the Company Stock Option Plans, having an exercise price equal to (or greater than) the fair market value of Company's Common Stock on the date of grant.

    (f) Cause, permit or propose any amendments to its Articles of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

    (g) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for any such acquisitions involving aggregate consideration (including assumed indebtedness) of not more than $250,000, or enter into any material joint ventures, strategic partnerships or alliances;

    (h) Sell, lease, license, encumber or otherwise dispose of any material properties or assets, except real property and buildings owned by Company that are located in Kalispell, Montana;

    (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

    (j) enter into any collective bargaining agreement;

    (k) Make any payments outside of the ordinary course of business in excess of $250,000 in the aggregate, other than pursuant to that certain letter agreement dated June 30, 1999 between Parent and Hambrecht & Quist LLC.

    (l) Enter into, amend, modify or (in the case of clauses (i) and (ii)) terminate any licensing, distribution, sponsorship, advertising, merchant program, lease or other contracts, agreements or obligations (other than employment agreements with Company's executive officers), in each case which (i) does not terminate by its terms within 180 days or less, and may not be canceled without penalty by Company upon notice of 180 days or less,
  (ii) provides for payments by or to Company or its subsidiaries in an amount in excess of $250,000 over the shorter of (a) the term of the agreement or (b) the period of time ending on the earliest date on which the agreement may be terminated by Company without penalty or (iii) is (or could reasonably be expected to become) materially burdensome to Company or which impose material restrictions on its ability to conduct its business;

    (m) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

    (n) Take any action that prevent Parent from being able to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of this Article IV (provided that if, prior to the taking of such actions, representatives of the independent auditors of both Parent and Company have stated that a proposed action would not prevent Parent from being able to account for the Merger as a pooling of interests, such action shall not be deemed to breach this clause (n),

    (o) Initiate, compromise or settle any material litigation or arbitration proceeding (other than as a result of a breach of this Agreement by Parent), except that Company may compromise or settle litigation or arbitration if the terms of such settlement do not require payment by Company and its subsidiaries of in excess of $2.0 million and do not impose any other material obligations on Company and its subsidiaries;

    (p) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

    Agree in writing or otherwise to take any of the actions described in
  Section 4.1 (a) through (p) above.

  In addition, except as permitted by the terms of this Agreement, and except as provided in Part 4.1 of the Parent Disclosure Letter, without the prior written consent of Company (which shall not be unreasonably delayed or withheld), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following and shall not permit its subsidiaries to do any of the following:

    (a) Waive any stock repurchase rights, accelerate or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements or employment agreements in effect as of the date of this Agreement if such terms are disclosed in the Parent Disclosure Letter;

    (b) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Parent Intellectual Property, other than non-exclusive licenses in the ordinary course of business consistent with past practice;

    (c) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any capital stock;

    (d) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

    (e) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of (i) shares of Parent Common Stock pursuant to the exercise of stock options therefor outstanding on the date of this Agreement, (ii) the issuance, delivery and/or sale of shares of Parent Common Stock issuable to participants in the Parent's employee stock purchase plan consistent with the terms thereof, or (iii) the grant of stock options to employees or directors pursuant to the Parent Stock Option Plans, having an exercise price equal to (or greater than) the fair market value of Parent Common Stock on the date of grant.

    (f) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries) except as contemplated by this Agreement;

    (g) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for any such acquisitions involving aggregate consideration (including assumed indebtedness) of not more than $250,000, or enter into any material joint ventures, strategic partnerships or alliances;

    (h) Sell, lease, license, encumber or otherwise dispose of any material properties or assets;

    (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

    (j) enter into any collective bargaining agreement;

    (k) Make any payments outside of the ordinary course of business in excess of $250,000 in the aggregate other than pursuant to that certain letter agreement dated July 13, 1999 between Parent and Morgan Stanley & Co. Incorporated.

    (l) Enter into, amend, modify or, in the case of clauses (i) and (ii), terminate any licensing, distribution, sponsorship, advertising, merchant program, lease or other contracts, agreements, or obligations (other than employment agreements with Company's executive officers), in each case which (i) does not terminate by its terms within 180 days or less, and may not be canceled without penalty by Parent upon notice of 180 days or less,
  (ii) provides for payments by or to Parent or its subsidiaries in an amount in excess of $250,000 over the shorter of (a) the term of the agreement, the period of time ending on the earliest date on which the agreement may be terminated by Parent without penalty or (iii) is (or could reasonably be expected to become) materially burdensome to Parent or which imposes material restrictions on its ability to conduct its business;

    (m) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

    (n) Take any action that prevent Parent from being able to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of this Article IV (provided that if, prior to the taking of such actions, representatives of the independent auditors of both Parent and Company have stated that a proposed action would not prevent Parent from being able to account for the Merger as a pooling of interests, such action shall not be deemed to breach this clause (n),

    (o) Initiate, compromise or settle any material litigation or arbitration proceeding (other than as a result of a breach of this Agreement by Company), and except that Parent may compromise or settle litigation or arbitration if the terms of such settlement do not require payment by Parent and its subsidiaries of in excess of $2.0 million and do not impose any other material obligations on Parent and its subsidiaries;

    (p) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

    (q) Agree in writing or otherwise to take any of the actions described in
  Section 4.1 (a) through (p) immediately above.

  4.2 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Parent and Company shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby and thereby.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  5.1 Proxy Statement/Prospectus; Registration Statement; Antitrust and Other Filings.

    (a) As promptly as practicable after the execution of this Agreement, Company and Parent will prepare and file with the SEC the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will respond to any comments of the SEC, will use all commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing provided, however, that Parent shall have no obligation to agree to account for the Merger as a "purchase" in order to cause the Registration Statement to become effective. Each of Company and Parent will cause the Proxy Statement/Prospectus to be mailed to its respective shareholders and stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

    (b) As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties (the "Antitrust Filings") and (ii) any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, state or foreign laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings").

    (c) Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 5.1. Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Antitrust Filings or Other Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Antitrust Filing or Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section
  5.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder.

    (d) Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Antitrust Filing or Other Filing, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of Company and/or stockholders of Parent, such amendment or supplement.

  5.2 Meeting of Company Shareholders.

    (a) Promptly after the date hereof, Company will take all action necessary in accordance with the Washington Law and its Articles of Incorporation and Bylaws to convene the Company Shareholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval and adoption of this Agreement and approval of the Merger. Subject to Section 5.2(c) hereof, Company will use all reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of Nasdaq or

  Washington Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Shareholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Company's shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which Company Shareholders' Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders' Meeting. Company shall ensure that the Company Shareholders' Meeting is called, noticed, convened, held and conducted, and subject to Section 5.2(c) that all proxies solicited by Company in connection with the Company Shareholders' Meeting are solicited, in compliance with the Washington Law, its Articles of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. Company's obligation to call, give notice of, convene and hold the Company Shareholders' Meeting in accordance with this Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Company Acquisition Proposal (as defined in Section 5.5), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company with respect to this Agreement or the Merger.

    (b) Subject to Section 5.2(c): (i) the Board of Directors of Company shall unanimously recommend that Company's shareholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Shareholders' Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Company has unanimously recommended that Company's shareholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Shareholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of Company that Company's shareholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous, provided that, for all purposes of this Agreement, an action by any Board of Directors or committee thereof shall be unanimous if each member of such Board of Directors or committee has approved such action other than (i) any such member who has appropriately abstained from voting on such matter because of an actual or potential conflict of interest and (ii) any such member who is unable to vote in connection with such action as a result of death or disability.

    (c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger or this Agreement, or both, if (i) a Company Superior Offer (as defined below) is made to Company and is not withdrawn, (ii) Company shall have provided written notice to Parent (a "Notice of Company Superior Offer") advising Parent that Company has received a Company Superior Offer, specifying all of the material terms and conditions of such Company Superior Offer and identifying the person or entity making such Company Superior Offer, (iii) Parent shall not have, within five business days of Parent's receipt of the Notice of Company Superior Offer, made an offer (a) that the Company Board by a majority vote determines in its good faith judgment (based on the written advice of its financial adviser) to be at least as favorable to Company's shareholders as such Company Superior Offer (it being agreed that the Board of Directors of Company shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof), or (b) that, in the case of a Superior Proposal that involves the payment of cash for all of the outstanding Company Common Stock, represents an equal or greater per share price, (iv) the Board of Directors of Company concludes in good faith, after consultation with its outside counsel, that, in light of such Company Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's shareholders under applicable law, and (v) Company shall not have violated any of the restrictions set forth in Section 5.5 or this Section 5.2. Company shall provide Parent with at least three business days prior notice (or such lesser prior notice as provided to the members of Company's

  Board of Directors but in no event less than twenty-four hours) of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider any Company Acquisition Proposal to determine whether such Company Acquisition Proposal is a Company Superior Offer. Subject to applicable laws, nothing contained in this Section 5.2 shall limit Company's obligation to hold and convene the Company Shareholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of Company shall have been withdrawn, amended or modified).

For purposes of this Agreement "Company Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving Company pursuant to which the shareholders of Company immediately preceding such transaction will hold less than 40% of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Company), directly or indirectly, of ownership of 100% of the then outstanding shares of capital stock of Company, on terms that the Board of Directors of Company determines, in its reasonable good faith judgment (based on the written advice of its financial adviser) to be more favorable to the Company shareholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Company Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of Company's Board of Directors (based on the advice of its financial adviser) to be obtained by such third party on a timely basis.

    (d) Nothing contained in this Agreement shall prohibit Company or its Board of Directors from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the good faith judgment of the Board of Directors of Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

  5.3 Meeting of Parent Stockholders.

    (a) Promptly after the date hereof, Parent will take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene a meeting of Parent's stockholders to consider the issuance of the shares of Parent Common Stock pursuant to the Merger and an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby, subject to and upon consummation of the Merger (the "Parent Stockholders Meeting") to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement. Parent will use all commercially reasonable efforts to solicit from its stockholders proxies in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger and an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby, subject to and upon consummation of the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn to postpone the Parent Stockholders Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Parent's stockholders in advance of a vote on the issuance of the shares of Parent Common Stock pursuant to the Merger or a vote on the approval of an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby, subject to and upon consummation of the Merger, or, if as of the time for which the Parent Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting. Parent shall ensure that the Parent Stockholders Meeting is called, noticed, convened, held and conducted, that all proxies solicited by Parent in connection with the Parent Stockholders Meeting are solicited in compliance with the Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. Parent's obligation to call, give notice of, convene and hold the Parent Stockholders' Meeting in accordance with this Section 5.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Parent of any Parent Acquisition Proposal (as defined in Section 5.5), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Parent with respect to this Agreement or the Merger.

    (b) Subject to Section 5.3(c): (i) the Board of Directors of Parent shall unanimously recommend that Parent's stockholders vote in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger and an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective immediately following the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby, subject to and upon consummation of the Merger, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Parent has unanimously recommended that Parent's stockholders vote in favor of such matters at the Parent Stockholders' Meeting, and (iii) neither the Board of Directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose to resolve to withdraw, amend or modify in a manner adverse to Company, the unanimous recommendation of the Board of Directors of Parent that Parent's stockholders vote in favor of such matters. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Company if said recommendation shall no longer be unanimous, provided that, for all purposes of this Agreement, an action by any Board of Directors or committee thereof shall be unanimous if each member of such Board of Directors or committee has approved such action other than (i) any such member who has appropriately abstained from voting on such matter because of an actual or potential conflict of interest and (ii) any such member who is unable to vote in connection with such action as a result of death or disability.

    (c) Nothing in this Agreement shall prevent the Board of Directors of Parent from withholding, withdrawing, amending or modifying its unanimous recommendations in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger or of an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby, or both, subject to and upon consummation of the Merger, if (i) a Parent Superior Offer (as defined below) is made to Parent and is not withdrawn, (ii) Parent shall have provided written notice to Company (a "Notice of Parent Superior Offer") advising Company that Parent has received a Parent Superior Offer, specifying all of the material terms and conditions of such Parent Superior Offer and identifying the person or entity making such Parent Superior Offer, (iii) Company shall not have, within five business days of Company's receipt of the Notice of Parent Superior Offer, made an offer (a) that the Board of Directors of Parent by a majority vote determines in its good faith judgment (based on the written advice of its financial adviser) to be at least as favorable to Parent's stockholders as such a Company Superior Offer (it being agreed that the Board of Directors of Parent shall convene a meeting to consider any such offer by Company promptly following the receipt thereof) or (b) that in the case of Superior Proposal that involves the payment of cash for all of the outstanding Parent Common Stock, represents an equal or greater per share price, (iv) the Board of Directors of Parent concludes in good faith, after consultation with its outside counsel, that, in light of such Parent Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of Parent to comply with its fiduciary obligations to Parent's stockholders under applicable law, and (v) Parent shall not have violated any of the restrictions set forth in Section 5.4, Section 5.5 or this Section 5.3. Parent shall provide Company with at least three business days prior notice (or such lesser prior notice as provided to the members of Parent's Board of Directors but in no event less than twenty-four hours) of any meeting of Parent's Board of Directors at which Parent's Board of

  Directors is reasonably expected to consider any Parent Acquisition Proposal (as defined in Section 5.5) to determine whether such Parent Acquisition Proposal is a Parent Superior Offer. Subject to applicable laws, nothing contained in this Section 5.3 shall limit Parent's obligation to hold and convene the Parent Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of Parent shall have been withdrawn, amended or modified).

For purposes of this Agreement "Parent Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction will hold less than 40% of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Parent), directly or indirectly, of ownership of 100% of the then outstanding shares of capital stock of Parent, on terms that the Board of Directors of Parent determines, in its reasonable good faith judgment (based on the written advice of its financial adviser) to be more favorable to the Parent stockholders than the Merger; provided, however, that any such offer shall not be deemed to be a "Parent Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of Parent's Board of Directors (based on the advice of its financial adviser) to be obtained by such third party on a timely basis;

    (d) Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the good faith judgment of the Board of Directors of Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

  5.4 Confidentiality; Access to Information.

    (a) Confidentiality Agreement. The parties acknowledge that Company and Parent have previously executed a Mutual Confidentiality Agreement, dated as of April 2, 1999 (the "Confidentiality Agreement"), which
  Confidentiality Agreement will continue in full force and effect in accordance with its terms.

    (b) Access to Information. Company and Parent will each afford to the other and its accountants, counsel and other representatives reasonable access during normal business hours to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business, including the status of its product development efforts, properties, results of operations and personnel, as such other party may reasonably request and, during such period, each of Parent and Company shall (and shall cause each of their respective subsidiaries to) furnish promptly to the other a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws. Unless otherwise required by law, the parties will hold any such information which is non-public in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 5.4 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

  5.5 No Solicitation.

    (a) No Solicitation by Company. From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to
  Article VII, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage (including by way of furnishing information) or induce the making, submission or announcement of any Company Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Company Acquisition Proposal, (iii) engage in discussions with any person with respect to any Company Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Company Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Company Acquisition Transaction (as defined below); provided, however, that prior to the approval of this Agreement and the Merger at the Company Shareholders' Meeting, this Section 5.5(a) shall not prohibit Company from furnishing nonpublic information regarding Company and its subsidiaries to, or entering into discussions with, any person or group who has submitted to Company prior to the date twenty business days before the publicly announced date of the Company Shareholders' Meeting (and not withdrawn) an unsolicited, written, bona fide Company Acquisition Proposal that the Board of Directors of Company reasonably concludes (based on the written advice of its financial adviser) may constitute a Company Superior Offer if (1) neither Company nor any representative of Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.5(a), (2) prior to the date
  20 business days before the publicly announced date of the Company Shareholders' Meeting, the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's shareholders under applicable law,
  (3) prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, Company gives Parent written notice of the identity of such person or group and all of the material terms and conditions of such Company Acquisition Proposal and of Company's intention to furnish nonpublic information to, or enter into discussions with, such person or group, and Company receives from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to Company's confidential information as the Confidentiality Agreement, (4) Company gives Parent at least three business days advance notice of its intent to furnish such nonpublic information or enter into such discussions, and (5) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Company Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries shall be deemed to be a breach of this
  Section 5.5(a) by Company.

For purposes of this Agreement, "Company Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Company Acquisition Transaction. For the purposes of this Agreement, "Company Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition (other than of inventory in the ordinary course of business) of more than 50% of the assets of Company; or (C) any liquidation or dissolution of Company.

In addition to the obligations of Company set forth in the preceding paragraphs of this Section 5.4(a), Company as promptly as practicable shall advise Parent orally and in writing of any request for non-public information which Company reasonably believes would lead to a Company Acquisition Proposal or of any Company Acquisition Proposal, or any inquiry with respect to or which Company reasonably should believe would lead to any Company Acquisition Proposal, the material terms and conditions of such request, Company Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Company Acquisition Proposal or inquiry. Company will keep Parent informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Company Acquisition Proposal or inquiry.

    (b) No Solicitation by Parent. From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to
  Article VII, Parent and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage (including by way of furnishing information) or induce the making, submission or announcement of any Parent Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Parent Acquisition Proposal, (iii) engage in discussions with any person with respect to any Parent Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Parent Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Parent Acquisition Transaction (as defined below); provided, however, that prior to the approval of this Agreement and the Merger at the Parent Stockholders' Meeting, this Section 5.5(b) shall not prohibit Parent from furnishing nonpublic information regarding Parent and its subsidiaries to, or entering into discussions with, any person or group who has submitted to Parent prior to the date twenty business days before the publicly announced date of the Parent Stockholder Meeting (and not withdrawn) an unsolicited, written, bona fide Parent Acquisition Proposal that the Board of Directors of Parent reasonably concludes (based on the written advice of its financial adviser) may constitute a Parent Superior Offer if (1) neither Parent nor any representative of Parent and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.5(b), (2) prior to the date 20 business days before the publicly announced date of the Parent Stockholder Meeting, the Board of Directors of Parent concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Parent to comply with its fiduciary obligations to Parent's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, Parent gives Company written notice of the identity of such person or group and all of the material terms and conditions of such Parent Acquisition Proposal and of Parent's intention to furnish nonpublic information to, or enter into discussions with, such person or group, and Parent receives from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to Parent's confidential information as the Confidentiality Agreement, (4) Parent gives Company at least three business days advance notice of its intent to furnish such nonpublic information or enter into such discussions, and (5) contemporaneously with furnishing any such nonpublic information to such person or group, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company). Parent and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Parent Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Parent or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Parent or any of its subsidiaries shall be deemed to be a breach of this Section 5.5(b) by Parent.

For purposes of this Agreement, "Parent Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Company) relating to any Parent Acquisition Transaction. For the purposes of this Agreement, "Parent Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Parent by any person or "group" (as defined under Section 13(d) of the

   Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Parent or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Parent or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;
   (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition (other than of inventory in the ordinary course of business) of more than 50% of the assets of Parent; or (C) any liquidation or dissolution of Parent.

In addition to the obligations of Parent set forth in the preceding paragraphs of this Section 5.4(b), Parent as promptly as practicable shall advise Company orally and in writing of any request for non-public information which Parent reasonably believes would lead to a Parent Acquisition Proposal or of any Parent Acquisition Proposal, or any inquiry with respect to or which Parent reasonably should believe would lead to any Parent Acquisition Proposal, the material terms and conditions of such request, Parent Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Parent Acquisition Proposal or inquiry. Parent will keep Company informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Parent Acquisition Proposal or inquiry.

  5.6 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any Company Acquisition Proposal or Parent Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law where such consultation is not reasonably possible before such public statement is required to be made. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

  5.7 Reasonable Efforts; Notification.

    (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following:

      (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied,

      (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity,

      (iii) the obtaining of all necessary consents, approvals or waivers from third parties,

      (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and

      (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

  Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any material and significant assets or material and significant categories of assets of Parent, any of its affiliates or Company or the holding separate of the shares of Company Common Stock or imposing or seeking to impose any material limitation on the ability of Parent or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock.

    (b) Each of Company and Parent will give prompt notice to the other of
  (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger,
  (ii) any notice or other communication from any Governmental Entity in connection with the Merger, or (iii) any litigation relating to, involving or otherwise affecting Company, Parent or their respective subsidiaries that relates to the consummation of the Merger. Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

  5.8 Third Party Consents. As soon as practicable following the date hereof, Parent and Company will each use all reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

  5.9 Stock Options, Warrants, ESPP and Employee Benefits.

    (a) At the Effective Time, each then outstanding Company Option whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan (and any applicable stock option agreement for such Company Option and any applicable agreement accelerating the vesting of such Company Option disclosed in the Company Disclosure Letter) immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each assumed Company Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as of immediately prior to the Effective Time. As soon as reasonably practicable, but in no event more than 20 days after the

  Effective Time, Parent will issue to each person who holds an assumed Company Option a document evidencing the assumption of such Company Option by Parent. Continuous employment with Company or its subsidiaries shall be credited to the optionee for purposes of determining the vesting of all Company Options after the Effective Time.

    (b) It is intended that Company Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in
  Section 422 of the Code to the extent such Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.9 shall be applied consistent with such intent.

    (c) At the Effective Time, each outstanding purchase right with respect to the then open offering under the Company's ESPP (each an "Assumed Purchase Right") shall be assumed by Parent. Each Assumed Purchase Right shall continue to have, and be subject to, the terms and conditions set forth in the Company's ESPP and the documents governing the Assumed Purchase Right, except that the purchase price of the shares of Parent's Common Stock under the Assumed Purchase Right shall be the lesser of (i) the quotient determined by the dividing 85% of the fair market value of the Company's Common Stock on the Offering Date (as defined in the Company's
  ESPP) by the Exchange Ratio and (ii) 85% of the last sale price of the Parent's Common Stock on Nasdaq on the last day of the offering that was open at the Effective Time (with the number of shares rounded down to the nearest whole share and the Purchase Price rounded up to the nearest whole cent). The Assumed Purchase Rights shall be exercisable only for Parent Common Stock. The Company's ESPP shall terminate immediately following the purchase of shares under the Assumed Purchase Rights.

    (d) From and after the Effective Time, employees of the Company may participate in Parent's Employee Stock Purchase Plan, subject to the terms and conditions of such plan.

  5.10 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options as soon as is reasonably practicable after the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

  5.11 Nasdaq Quotation. Parent agrees to authorize for quotation on the Nasdaq Stock Market the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

  5.12 Indemnification; Insurance.

    (a) Indemnification. From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers as of the Effective Time (the "Indemnified Parties") and any indemnification provisions under Company's Articles of Incorporation or Bylaws as in effect on the date hereof. The Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law.

    (b) Insurance. For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use all reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in

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

  excess of 150% of the annual premium currently paid by Company for such coverage (or such coverage as is available for such 150% of such annual premium).

    (c) Survival and Beneficiaries. This Section 5.12 shall survive the consummation of the Merger, is intended to benefit Company, the Surviving Corporation and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties.

  5.13 Affiliate Agreements. Company will use all commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit D (the "Company Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Parent will use all commercially reasonable efforts to deliver or cause to be delivered, as promptly as practicable following the date hereof, from each Parent Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit E (the "Parent Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate or Parent Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement or Parent Affiliate Agreement.

  5.14 Letter of Company's Accountants. Company shall use all commercially reasonable efforts to cause to be delivered to Parent a letter of Arthur Anderson LLP, dated no more than two business days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

  5.15 Letter of Parents' Accountants. Parent shall use all commercially reasonable efforts to cause to be delivered to Company a letter of PricewaterhouseCoopers LLP, dated no more than two business days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Company), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

  5.16 Takeover Statutes. If any takeover statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and Company and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

  5.17 Certain Employee Benefits. As soon as practicable after the execution of this Agreement, Company and Parent shall confer and work together in good faith to agree upon mutually acceptable employee benefit and compensation arrangements in accordance with this Section 5.17 (and terminate certain Company Employee Plans as defined in Section 2.14(a)(ii) immediately prior to the Effective Time if appropriate). For a period of at least one year following the Effective Time, Parent shall provide (or cause to be provided) benefits to any person who was employed by Company or its subsidiaries immediately prior to the Effective Time and subsequently employed by Parent or its subsidiaries ("Company Employees") that are either no less favorable in the aggregate to the benefits provided to similarly-situated employees of Parent or are generally equivalent to the benefits provided under the Company Employee Plans in existence immediately prior to the Effective Time. After the Effective Time, Parent shall grant (or cause to be granted) to each Company Employee credit for all service with the Company prior to the Effective Time to the same extent as if such service had been service with Parent for (i) all eligibility and vesting purposes under all employee benefit plans, policies, programs and arrangements of Parent and any of its subsidiaries that cover a Company Employee, (ii) vacation accrual purposes after the Effective Time, and (iii) purposes of satisfying any preexisting condition exclusion or actively-at-work requirement that would otherwise apply to such Company Employee under any medical, dental or other welfare benefit plans, policies, programs and arrangements of Parent and any of its subsidiaries that employ a Company Employee, to the extent that this clause (iii) does not violate the applicable plan, policy, program or arrangement. In addition, Company agrees that it and its subsidiaries shall terminate any and all group severance, separation, retention and salary continuation plans, programs or arrangements (other than contractual agreements disclosed on the Company Disclosure Letter) prior to the Effective Time.

  5.18 Stockholder Litigation. Each of Company and Parent shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against Company or Parent, as applicable, and its directors relating to the transactions contemplated by this Agreement and the Option Agreements.

  5.19 Pooling Accounting. Each of Parent and Company shall use all reasonable efforts to cause the Merger to be accounted for as a pooling of interests. Parent will use its reasonable efforts to have each person who is a Parent Affiliate not to take any action that would prevent Parent from accounting for the Merger as a pooling of interests. Company will use all reasonable efforts to have each person who is a Company Affiliate not to take any action that would prevent Parent from accounting for the Merger as a pooling of interests.

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                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

  6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

    (a) Company Shareholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been approved by a vote of holders of outstanding shares of Common Stock of the Company representing two-thirds of all votes entitled to be cast on the matter.

    (b) Parent Stockholder Approval.

      (i) The issuance of the shares of Parent Common Stock pursuant to the Merger shall have been duly approved by the requisite vote of the stockholders of Parent under applicable Nasdaq rules and Parent's Bylaws.

      (ii) An amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and increase the authorized number of shares of Parent Common Stock so as to permit the transactions permitted hereby, subject to and upon consummation of the Merger, shall have been duly approved by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock.

    (c) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

    (d) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or otherwise limiting or restricting Parent's conduct or operation of the business of Company and its subsidiaries following the Merger in a manner that could reasonably be expected to have a Material Adverse Effect on Parent combined with the Surviving Corporation after the Effective Time. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

    (e) Approvals. Other than the filing provided for by Section 1.2(a), all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to file, obtain or occur is reasonably likely to have a Company Material Adverse Effect or Parent Material Adverse Effect shall have been filed, been obtained or occurred.

    (f) Tax Opinions. Parent and Company shall each have received written opinions from their respective tax counsel (Fenwick & West LLP and Perkins Coie LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

    (g) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq Stock Market subject to notice of issuance.

    (h) Amendment of Parent's Certificate of Incorporation. An amendment to Parent's Articles of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated hereby, shall have been duly filed with the Delaware Secretary of State.

    (i) Amendment of Parent's Bylaws; Parent Board of Directors. Parent's bylaws shall have been duly amended to increase the size of Parent's Board of Directors from five (5) to nine (9) directors, and such action as may be required under Parent's Certificate of Incorporation and Bylaws, and Delaware Law, shall have been taken to cause Parent's Board of Directors to consist of the Parent Designees, the Company Designees and the Joint Designee (unless the Joint Designee shall not have been designated), immediately following the Effective Time.

  6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

    (a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and
  (ii) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except (A) in each case, or in the aggregate, as does not constitute a Parent Material Adverse Effect at the Closing Date; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 3.5(a), (b) and
  (d), 3.6 (a), (b) and (c), 3.21 and 3.22 (which representations shall be true and correct at the applicable times in all material respects), and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct in all material respects as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

    (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent.

    (c) Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

    (d) Consents. Parent shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Part 3.4 of the Parent Disclosure Letter except for any consent, waiver or approval which the failure to obtain would not reasonably be expected to result in a Parent Material Adverse Effect.

    (e) Opinion of Accountants.

      (i) Parent shall have received from PricewaterhouseCoopers LLP, independent auditors for Parent, a letter dated the Closing Date (which may contain customary qualifications and assumptions), to the effect that PricewaterhouseCoopers LLP concurs with Parent's management conclusion that Parent may account for the Merger as a pooling of interests under Accounting Principles Board Opinion No. 16, and Company shall have received a copy of such letter.

      (ii) Company shall have received from Arthur Andersen LLP, independent public accountants for Company, a letter dated the Closing Date (which may contain customary qualifications and assumptions), to the effect that Arthur Andersen LLP concurs with Company's management conclusion that no conditions exist related to Company that would preclude Parent from accounting for the Merger as a pooling of interests under Accounting Principles Board Opinion No. 16.

  6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

    (a) Representations and Warranties. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and (ii) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date; except (A) in each case, or in the aggregate, as does not constitute a Company Material Adverse Effect at the Closing Date; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 2.5(a) and (b), 2.6 (a), (b) and (c), 2.21 and 2.22 (which representations shall be true and correct at the applicable times in all material respects), and
  (B) for those representations and warranties which address matters only as of a particular date(which representations shall have been true and correct in all material respects as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

    (b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

    (c) Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

    (d) Consents. Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Part 2.4 of the Company Disclosure Letter except for any consent, waiver or approval which the failure to obtain would not reasonably be expected to result in a Company Material Adverse Effect.

    (e) Opinion of Accountants.

      (i) Parent shall have received from PricewaterhouseCoopers LLP, independent auditors for Parent, a letter dated the Closing Date (which may contain customary qualifications and assumptions), to the effect that PricewaterhouseCoopers LLP concurs with Parent's management conclusion that Parent may account for the Merger as a pooling of interests under Accounting Principles Board Opinion No. 16.

      (ii) Company shall have received from Arthur Andersen LLP, independent public accountants for Company, a letter dated the Closing Date (which may contain customary qualifications and assumptions), to the effect that Arthur Andersen LLP concurs with Company's management conclusion that no conditions exist related to Company that would preclude Parent from accounting for the Merger as a pooling of interests under Accounting Principles Board Opinion No. 16, and Parent shall have received a copy of such letter.

    (f) Dissenting Shares. The aggregate number of Dissenting Shares shall not exceed five percent (5%) of the aggregate number of shares of Company Common Stock outstanding immediately prior to Closing.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

  7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the shareholders of Company or stockholders of Parent:

    (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

    (b) by either Company or Parent if the Merger shall not have been consummated by the date that is nine (9) months after the date of this Agreement (the "Outside Date"), for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

    (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

    (d) by either Company or Parent if the required approval of the Merger by the shareholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company shareholder approval shall have been caused by (i) the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement or (ii) a breach of any Company Voting Agreements by any party thereto other than Parent;

    (e) by either Company or Parent if the required approval of the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Parent stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Parent where the failure to obtain the Parent stockholder approval shall have been caused by
  (i) the action or failure to act of the Parent and such action or failure to act constitutes a material breach by Parent of this Agreement or (ii) a breach of any Parent Voting Agreement by any party thereto other than Company;

    (f) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the shareholders of Company) if a Company Triggering Event (as defined below) shall have occurred.

    (g) by Company (at any time prior to the required approval of the stockholders of Parent contemplated by this Agreement) if a Parent Triggering Event (as defined below) shall have occurred.

    (h) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's or Merger Sub's representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub through the exercise of its reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(h) prior to the Outside Date, provided Parent or Merger Sub continues to exercise all reasonable efforts to cure its breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph
  (h) if such breach by Parent or Merger Sub is cured prior to the Outside Date; or

    (i) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(i) prior to the Outside Date, provided Company continues to exercise all reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (i) if such breach by Company is cured prior to the Outside Date.

For the purposes of this Agreement, a "Company Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of the adoption and approval of the Agreement or the approval of the Merger; (ii) Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) Board of Directors of Company fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within 10 business days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of a Company Acquisition Proposal; (iv) the Board of Directors of Company or any committee thereof shall have approved or publicly recommended any Company Acquisition Proposal; (v) Company shall have entered into any letter of intent of similar document or any agreement, contract or commitment accepting any Company Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Company shall have been commenced by a person or entity unaffiliated with Parent and Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer; and a "Parent Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Parent or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Company its unanimous recommendation in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger and the amendment of Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated by the Agreement, and (ii) Parent shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Parent in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger and the amendment of Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated by the Agreement, and the adoption and approval of the Agreement and the approval of the Merger; (iii) Board of Directors of Parent fails to reaffirm its unanimous recommendation in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger and the amendment of Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated by the Agreement, and the adoption and approval of the Agreement and the approval of the Merger, within 10 business days after Company requests in writing that such recommendation be reaffirmed at any time following the public announcement of a Parent Acquisition Proposal;
   (iv) the Board of Directors of Parent or any committee thereof shall have approved or publicly recommended any Parent Acquisition Proposal; (v) Parent shall have entered into any letter of intent of similar document or any agreement, contract or commitment accepting any Parent Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Parent shall have been commenced by a person or entity unaffiliated with Company and Parent shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement disclosing that Parent recommends rejection of such tender or exchange offer.

  7.2 Notice of Termination Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in
Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article 8, each of which shall survive the termination of this Agreement, and (ii) that nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

  7.3 Fees and Expenses.

    (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

    (b) Parent Termination Fees. In the event that this Agreement is terminated by Company or Parent, as applicable, pursuant to Sections 7.1(b), (e) or (g), Parent shall promptly, but in no event later than two days after the date of such termination, pay Company a fee equal to four percent (4.0%) of the value of the Parent Equity Value, in immediately available funds (the "Parent Termination Fee"); provided, that in the case of termination under Section 7.1(b) or (e), (i) such payment shall be made only if (A) following the date hereof and prior to the termination of this Agreement, a third party has publicly announced a Parent Acquisition Proposal and within 12 months following the termination of this Agreement a Parent Acquisition (as defined below) is consummated or Parent enters into an agreement providing for a Parent Acquisition or (B) in the case of termination under Section 7.1(b) only, (1) the failure to consummate the Merger by the Outside Date is principally due to action or failure to act by Parent and such action or failure to act constitutes a breach of this Agreement, and (2) within 12 months following the termination of this Agreement, a Parent Acquisition is consummated or Parent enters into an agreement providing for a Parent Acquisition, and (ii) such payment shall be made promptly, but in no event later than two days after the consummation of such Parent Acquisition or the entry by the Parent into such agreement. Parent acknowledges that the agreements contained in this
  Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Company would not enter into this Agreement; accordingly, if Parent fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Company makes a claim that results in a judgment against Parent for the amounts set forth in this Section 7.3(b), Parent shall pay to Company its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement. For the purposes of this Agreement "Parent Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Parent of assets representing in excess of 50% of the aggregate fair market value of Parent's business immediately prior to such sale or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Parent.

    For the purposes of this Agreement, "Parent Equity Value" means the product of the average closing price of Parent Common Stock on the Nasdaq National Market over the five (5) trading days prior to the date of termination pursuant to Sections 7.1(b), (e) or (g), and the sum of: (A) all shares of Parent Common Stock that are outstanding as of the date of termination; (B) all shares of Parent Common Stock issuable upon conversion of all shares of capital stock that is convertible into shares of Parent Common Stock; and (C) all shares of Parent Common Stock issuable upon conversion of all options and warrants to acquire Parent Common Stock that are outstanding as of the date of termination.

    (c) Company Termination Fee. In the event that this Agreement is terminated by Parent or Company, as applicable, pursuant to Sections 7.1(b), (d) or (f), and subject to Section 7.4, Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to four percent (4.0%) of the value of the Company Equity Value, in immediately available funds (the "Company Termination Fee"); provided, that in the case of termination under Section 7.1(b) or 7.1(d), (i) such payment shall be made only if (A) following the date hereof and prior to the termination of this Agreement, a third party has publicly announced a Company Acquisition Proposal and within 12 months following the termination of this Agreement a Company Acquisition (as defined below) is consummated or Company enters into an agreement providing for a Company Acquisition or (B) in the case of termination under Section 7.1(b) only, (1) the failure to consummate the Merger by the Outside Date is principally due to action or failure to act by Company and such action or failure to act constitutes a breach of this Agreement, and (2) within 12 months following the termination of this Agreement, a Company Acquisition is consummated or Company enters into an agreement providing for a Company Acquisition, and (ii) such payment shall be made promptly, but in no event later than two days after the consummation of such Company Acquisition or the entry by the Company into such agreement. Company acknowledges that the agreements contained in this Section 7.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this
  Section 7.3(c), and, in order to obtain such payment, Parent makes a claim that results in a judgment against Company for the amounts set forth in this Section 7.3(c), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this
  Section 7.3(c) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(c) shall not be in lieu of damages incurred in the event of breach of this Agreement. For the purposes of this Agreement "Company Acquisition" shall mean any of the following transactions (other than the transactions contemplated by this Agreement);
  (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by Company of assets representing in excess of 50% of the aggregate fair market value of Company's business immediately prior to such sale or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Company.

    For the purposes of this Agreement, "Company Equity Value" means the product of the average closing price of Company Common Stock on the Nasdaq National Market over the five (5) trading days prior to the date of termination pursuant to Sections 7.1(b), (d), or (f), and the sum of: (A) all shares of Company Common Stock that are outstanding as of the date of termination; (B) all shares of Company Common Stock issuable upon conversion of all shares of capital stock that is convertible into shares of Company Common Stock; and (C) all shares of Company Common Stock issuable upon conversion of all options and warrants to acquire Company Common Stock that are outstanding as of the date of termination.

  7.4 Loan Upon Termination. If (a) this Agreement shall have been terminated by Company or Parent pursuant to Section 7.1(b) or (d) and, in the case of termination pursuant to Section 7.1(b), Company shall have held the Company Stockholders' Meeting and the required approval of the Merger by the shareholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote, and (b) no Company Termination Fee shall have been paid by Company pursuant to Section 7.3 within two days after such termination, then (x) Company shall promptly upon demand reimburse Parent for all of its actual out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, including investment banking, legal and accounting fees and expenses, and (y) Company shall make an unsecured loan to Parent in such amount, not to exceed $16.0 million, as may be requested by Parent. The amount of such loan shall be advanced to Parent in a single installment in immediately available funds to such account as may be designated by Parent not later than the date five days after such termination. Concurrently with the making of such loan, Parent shall execute and deliver to Company an Unsecured Promissory Note in the form attached hereto as Exhibit H (the "Note"), duly executed by Parent. Such loan shall be subject to such terms and conditions as are set forth in the Note. In the event that after Company makes such a loan, a Company Termination Fee shall become payable pursuant to Section 7.3, then Company may elect to reduce the amount of principal and interest then outstanding under the Note by the amount of such Company Termination Fee, in which case (1) such Company Termination Fee shall be deemed to have been paid in cash by Company to Parent to the extent of such reduction, (2) such Company Termination Fee shall only be payable by Company to Parent in cash if and to the extent that the amount of such Company Termination Fee exceeded the outstanding principal amount of, and accrued interest on, the Note immediately prior to such election, and (3) the Note shall only be deemed to remain outstanding if and to the extent that the outstanding principal amount of, and accrued interest on, the Note immediately prior to such election exceeded the amount of such Company Termination Fee.

  7.5 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

  7.6 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

  8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time. The obligations of Parent and Company pursuant to Sections 5.4(a), 7.3 and 7.4, and this Article VIII, shall survive the termination of this Agreement.

  8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

       If to Parent or Merger Sub, to:                      If to Company, to:

                Onsale, Inc.                                 Egghead.com, Inc.
              1350 Willow Road                             521 SE Chkalov Drive
            Menlo Park, CA, 94025                          Vancouver, WA, 98683
     Attention: Chief Executive Officer             Attention: Chief Executive Officer
        Telecopy No.: (650) 324-3190                           Telecopy No.:

               with a copy to:                                with a copy to:

             Fenwick & West LLP                              Perkins Coie LLP
            Two Palo Alto Square                       1201 Third Avenue, 40th Floor
         Palo Alto, California 94306                      Seattle, WA 91010-3099
        Attention: David K. Michaels                    Attention: David F. McShea
      Facsimile Number: (650) 494-1417               Facsimile Number: (206) 583-8500

  8.3 Interpretation; Certain Defined Terms. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. For the purposes of this Agreement, the following definitions apply:

    (a) "Code" means the Internal Revenue Code of 1986, as amended;

    (b) "Delaware Law" means the General Corporation Law of the State of
  Delaware;

    (c) "Encumbrances" means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset);

    (d) "Exchange Act" means the Securities Exchange Act of 1934, as amended;

    (e) "GAAP" means United States generally accepted accounting principles;

    (f) "Governmental Entity" means any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic;

    (g) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

    (h) "knowledge" means with respect to a party hereto, with respect to any matter in question, that any of the officers of such party has actual knowledge of such matter, after reasonable inquiry of such matter;

    (i) "Legal Requirements" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined above);

    (j) "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity taken as a whole with its subsidiaries, except to the extent that Company (in the case of a Company Material Adverse Effect) or Parent (in the case of a Parent Material Adverse Effect) shall establish, by clear and convincing evidence, that such change, event, violation, inaccuracy, circumstance or effect directly and primarily results from (i) the conditions or changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity in a disproportionate manner) or (ii) changes in trading prices for such entity's capital stock; "Company Material Adverse Effect" means a Material Adverse Effect with respect to Company and its subsidiaries, and "Parent Material Adverse Effect" means Material Adverse Effect with respect to Parent and its Subsidiaries.

    (k) "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

    (l) "SEC" means the United States Securities and Exchange Commission;

    (m) "Securities Act" means the Securities Act of 1933, as amended;

    (n) "subsidiary" of a specified entity will be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity; and

    (o) "Washington Law" means the Washington Business Corporation Act.

  8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

  8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.12.

  8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

  8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

  8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section shall be void.

  8.11 Disclosure Letter. Notwithstanding anything in the Company Disclosure Letter or the Parent Disclosure Letter to the contrary, nothing in the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the disclosure identifies the exception with particularity and describes the relevant facts in reasonable detail; provided, that a particular matter need only be disclosed once in such manner so long as it is cross-referenced wherever else applicable in the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, in a manner sufficiently clear to identify to which representation or warranty an exception is being made or unless it is apparent from the express disclosure made on the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that an exception is being made to such representation or warranty.

  8.12 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          ONSALE, INC.

                                          /s/ S. Jerrold Kaplan

                                          Printed Name: S. Jerrold Kaplan

                                          Title: Chief Executive Officer and
                                           President

                                          EO CORPORATION

                                          /s/ S. Jerrold Kaplan

                                          Printed Name: S. Jerrold Kaplan

                                          Title: Chief Executive Officer and
                                           President

                                          EGGHEAD.COM, INC.

/s/ George P. Orban

                                          Printed Name: George P. Orban

                                          Title: Chief Executive Officer

                                                                         ANNEX B

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                               EGGHEAD.COM, INC.

                 (Originally incorporated on December 12, 1996
                          under the name ONSALE, Inc.)

                                   ARTICLE I

  The name of the corporation is Egghead.com, Inc.

                                   ARTICLE II

  The registered office of the corporation in the State of Delaware is located at 15 East North Street, City of Dover, 19901, County of Kent. The name of its registered agent at that address is Incorporating Services, Ltd.

                                  ARTICLE III

  The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

                                   ARTICLE IV

  The total number of shares of all classes of stock which the corporation has authority to issue is One Hundred Million (100,000,000) shares, consisting of two classes: Ninety-Eight Million (98,000,000) shares of Common Stock, $0.001 par value per share, and Two Million (2,000,000) shares of Preferred Stock, $0.001 par value per share.

  The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates establishing a series of Preferred Stock.

  Except as expressly provided in any certificate of designation designating any series of Preferred Stock pursuant to the foregoing provisions of this
Article IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.

                                   ARTICLE V

  The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation.

                                   ARTICLE VI

  For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation and regulation of the powers of the corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

    (A) The conduct of the affairs of the corporation shall be managed under the direction of the Board of Directors. The number of directors shall be fixed from time to time exclusively by resolution of the Board of Directors.

    (B) Notwithstanding the foregoing provision of this Article VI, each director shall hold office until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

    (C) Subject to the rights of the holders of any series of Preferred Stock, any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (i) the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, or (ii) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred.

    (D) Subject to the rights of the holders of any series of Preferred Stock, any director or the entire Board of Directors may be removed, with or without cause, by the holders of at least a majority of the shares then entitled to vote at an election of directors.

    (E) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors, with the number of directors in each class to be divided as equally as reasonably possible. The term of office of the Class I directors shall expire at the corporation's 2000 annual meeting of stockholders, the term of office of the Class II directors shall expire at the corporation's 2001 annual meeting of stockholders and the term of office of the Class III directors shall expire at the corporation's 2002 annual meeting of stockholders. At each annual meeting of stockholders commencing with the 2000 annual meeting of stockholders, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

    (F) Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

    (G) No action shall be taken by the stockholders of the corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws of the corporation, and no action shall be taken by the stockholders by written consent.

    (H) Advance notice of stockholder nominations for the election of directors of the corporation and of business to be brought by stockholders before any meeting of stockholders of the corporation shall be given in the manner provided in the Bylaws of the corporation. Business transacted at special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the corporation's outstanding voting stock then entitled to vote at an election of directors, voting together as a single class, shall be required to alter, change, amend, repeal or adopt any provision inconsistent with this Article VI.

                                  ARTICLE VII

  To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

  Neither any amendment, repeal or modification of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Articles VII, shall eliminate, reduce or otherwise adversely affect any right or protection of a director of the corporation under this Article VII that existed at or prior to the time of such amendment, repeal or modification.

                                                                         ANNEX C

                         COMPANY STOCK OPTION AGREEMENT

  This Stock Option Agreement (the "Agreement") is made and entered into as of July 13, 1999, between Egghead.com, Inc., a Washington corporation ("Company"), and Onsale, Inc., a Delaware corporation ("Parent"). Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

                                    RECITALS

  A. Concurrently with the execution and delivery of this Agreement, Company, Parent and EO Corporation., a Washington corporation and a wholly owned subsidiary of Parent ("Merger Sub"), are entering into an Agreement and Plan of Merger (the "Merger Agreement"), that provides, among other things, upon the terms and subject to the conditions thereof, for Company and Parent to enter into a business combination transaction (the "Merger").

  B. As a condition to Parent's willingness to enter into the Merger Agreement, Parent has required that the Company agree, and the Company has so agreed, to grant to Parent an option to acquire shares of Company Common Stock ("Company Shares"), upon the terms and subject to the conditions set forth herein.

  In consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

  1. Grant of Option. Company hereby grants to Parent an irrevocable option (the "Option"), exercisable following the occurrence of an Exercise Event (as defined in Section 2(a)), to acquire up to a number of Company Shares equal to 19.9% of the shares of Company Common Stock issued and outstanding as of the date, if any, upon which an Exercise Notice (as defined in Section 2(b) below) shall have been delivered (the "Option Shares"), in the manner set forth below by paying cash at a price of $12.06 per share (the "Exercise Price").

  2. Exercise of Option; Maximum Proceeds

    (a) For all purposes of this Agreement, an "Exercise Event" shall mean any of (ii) the occurrence of a Company Triggering Event (as such term is defined in the Merger Agreement), (ii) a public announcement of an Option Acquisition Proposal (as defined below) shall have been made prior to the date the Merger Agreement is terminated pursuant to the terms thereof (the "Merger Termination Date") and the occurrence of one or more of the following on or after the date of the announcement of such Option Acquisition Proposal: (1) the requisite vote of the shareholders of Company in favor of the Merger Agreement and the Merger shall not have been obtained at the Company Shareholders' Meeting (as such term is defined in the Merger Agreement); (2) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock shall have been commenced (other than by Parent or an affiliate of Parent); or (3) for any reason Company shall have failed to call and hold the Company Shareholders' Meeting by the Outside Date (as defined in the Merger Agreement), or (iii) the commencement of a solicitation within the meaning of Rule 14a-1(l) by any person or entity other than Parent or its Board of Directors (or any person or entity acting on behalf of Parent or its Board of Directors) seeking to alter the composition of Company's Board of Directors. For purposes of this Agreement, "Option Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company; (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 10% of the assets of the Company (other than in the ordinary course of business); or (C) any liquidation or dissolution of the Company.

    (b) Parent may deliver to the Company a written notice (an "Exercise Notice") specifying that it wishes to exercise and close a purchase of Option Shares at any time following the occurrence of an Exercise Event and specifying the total number of Option Shares it wishes to acquire. Unless such Exercise Notice is withdrawn by Parent, the closing of a purchase of Option Shares (a "Closing") specified in such Exercise Notice shall take place at the principal offices of Company upon such date prior to the termination of the Option as may be designated by Parent in writing.

    (c) The Option shall terminate upon the earliest to occur of (i) the Effective Time (as such term is defined in the Merger Agreement), (ii) termination of the Merger Agreement pursuant to either Section 7.1(a) or 7.1(c) thereof, or (iii) 14 months following the termination of the Merger Agreement under any other circumstances; provided, however, that if the Option is exercisable but cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated, or because any other condition to closing has not been satisfied, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal.

    (d) If Parent receives proceeds in connection with any sales or other dispositions of Option Shares (including by selling Option Shares to Company pursuant to Section 6(a) hereof) or the Option, plus any dividends (or equivalent distributions under Section 7(a) hereof) received by Parent declared on Option Shares, less the Exercise Price multiplied by the number of Company Shares purchased by Parent pursuant to the Option, which, taken together with any Company Termination Fee payable pursuant to
  Section 7.3(c) of the Merger Agreement, exceeds 5% of the Company Equity Value (determined as of the close of business on the date immediately preceding the Closing), then all proceeds to Parent in excess of such sum shall be promptly remitted in cash by Parent to Company. For the purposes of this Agreement, "Company Equity Value" means the product of the average closing price of Company Common Stock on the Nasdaq National Market over the five (5) trading days prior to the Closing, and the sum of: (A) all shares of Company Common Stock that are outstanding as of the close of business on the date immediately preceding the Closing; (B) all shares of Company Common Stock then issuable upon conversion of all shares of capital stock that is convertible into shares of Company Common Stock; and (C) all shares of Company Common Stock issuable upon conversion of all options and warrants to acquire Company Common Stock that are then outstanding.

  3. Conditions to Closing. The obligation of Company to issue Option Shares to Parent hereunder is subject to the conditions that (a) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated; (b) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. It is understood and agreed that at any time during which Parent shall be entitled to deliver to Company an Exercise Notice, the parties will use their respective reasonable efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable.

  4. Closing. At any Closing, Company shall deliver to Parent a single certificate in definitive form representing the number of Company Shares designated by Parent in its Exercise Notice consistent with this Agreement, such certificate to be registered in the name of Parent and to bear the legend set forth in Section 8 hereof, against delivery of payment by Parent to the Company of the aggregate purchase price for the Company Shares so designated and being purchased by delivery of a certified check, bank check or wire transfer of immediately available funds.

  5. Representations and Warranties of the Company. Company represents and warrants to Parent that (a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Company and consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Company and constitutes a legal, valid and binding obligation of Company and, assuming this Agreement constitutes a legal, valid and binding obligation of Parent, is enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity; (d) except for any filings, authorizations, approvals or orders required under the HSR Act and any required filings of under state securities, or "blue sky" laws, Company has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Company Shares for Parent to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Company Shares or other securities which may be issuable pursuant to Section 7(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement and payment therefor by Parent, will be validly issued, fully paid and nonassessable; (e) upon delivery of the Company Shares and any other securities to Parent upon exercise of the Option, Parent will acquire such Company Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Parent; (f) the execution and delivery of this Agreement by Company do not, and the performance of this Agreement by the Company will not, (i) violate the Articles of Incorporation or Bylaws of the Company, (ii) conflict with or violate any order applicable to the Company or any of its subsidiaries or by which they or any of their material property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any material property or assets of Company or any of its subsidiaries pursuant to, any material contract or agreement to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or any of their material property is bound or affected; and (g) the execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except pursuant to the HSR Act.

  6. Registration Rights

    (a) Following the termination of the Merger Agreement, Parent (sometimes referred to herein as the "Holder") may by written notice (a "Registration Notice") to Company (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by the Holder pursuant to this Agreement (such shares requested to be registered the "Registrable Securities") in order to permit the sale or other disposition of such shares pursuant to a bona fide firm commitment underwritten public offering in which the Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable (a "Permitted Offering"); provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act or at such time as all of the Registrable Securities may be sold in any three month period pursuant to Rule 144 under the Securities Act. The Registration Notice shall include a certificate executed by the Holder and its proposed managing underwriter, which underwriter shall be an investment banking firm of internationally recognized standing reasonably acceptable to Company (the "Manager"), stating that (i) the Holder and the Manager have a good faith intention to commence a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price equal to at least 80% of the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. The Registrant shall thereupon have the option exercisable by written notice delivered to the Holder within five business days after the receipt of the Registration Notice, irrevocably to agree to purchase all (but not less than all) of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities so purchased and
  (ii) the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the 20 trading days immediately preceding the date of the Registration Notice. Any such purchase of Registrable Securities by the Registrant hereunder shall take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant in such notice within 10 business days after delivery of such notice. The payment for the shares to be purchased shall be made by delivery at the time of such closing of the Option Price in immediately available funds.

    (b) If the Registrant does not elect to exercise its option to purchase pursuant to Section 6(a) with respect to all Registrable Securities, the Registrant shall use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) the Holder shall not be entitled to more than an aggregate of two effective registration statements hereunder, and provided further, that if the Registrant withdraws a filed registration statement at the request of the Holder (other than as the result of a material change in the Registrant's business or the Holder's learning of new material information concerning the Registrant), then such filing shall be deemed to have been an effective registration for purposes of this clause (i), (ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 45 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) the Registrant is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and such information would have to be disclosed if a registration statement were filed at that time; (B) the Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) the Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant and (iii) the Registrant will not be required to maintain the effectiveness of any such registration statement for a period greater than 90 days. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section 6 shall again be applicable to any proposed registration. The Registrant shall use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 6 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions until the Holder has sold or otherwise disposed of all of the securities subject to the registration statement; provided, however, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

    (c) The registration rights set forth in this Section 6 are subject to the condition that the Holder shall provide the Registrant with such information with respect to the Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to the Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder, including the identity of the Holder and the Holder's plan of distribution.

    (d) A registration effected under this Section 6 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant shall use all reasonable efforts to provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

    (e) Indemnification

      (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by the Holder or director or officer or controlling person or underwriter seeking indemnification, provided, however, that the indemnity agreement contained in this subsection 6(e)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Registrant, which consent shall not be unreasonably withheld.

      (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder expressly for use therein, provided that in no event shall any indemnity under this Section 6(e) exceed the gross proceeds of the offering received by the Holder and provided further that the indemnity agreement contained in this subsection 6(e)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld.

      (iii) Each party entitled to indemnification under this Section 6(e) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 6(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party shall be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which shall not be unreasonably withheld).

  7. Adjustment Upon Changes in Capitalization; Rights Plans

    (a) In the event of any change in the Company Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Parent shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Parent would have received in respect of the Company Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

    (b) Prior to such time as the Option is terminated, and at any time after the Option is exercised (in whole or in part, if at all), the Company shall not (i) adopt (or permit the adoption of) a shareholders rights plan that contains provisions for the distribution or exercise of rights thereunder as a result of Parent or any affiliate or transferee being the beneficial owner of shares of the Company by virtue of the Option being exercisable or having been exercised (or as a result of beneficially owning shares issuable in respect of any Option Shares), or (ii) take any other action which would prevent or disable Parent from exercising its rights under this Agreement or enjoying the full rights and privileges possessed by other holders of Company Common Stock generally.

  8. Restrictive Legends. Each certificate representing Option Shares issued to Parent hereunder (other than certificates representing shares sold in a registered public offering pursuant to Section 6) shall include a legend in substantially the following form:

  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE COMPANY STOCK OPTION AGREEMENT DATED AS OF JULY 13, 1999, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

  9. Listing and HSR Filing. The Company, upon the request of Parent, shall promptly file an application to list the Company Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its reasonable efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto shall promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Company Shares subject to the Option at the earliest possible date.

  10. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement.

  11. Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

  12. Entire Agreement. This Agreement and the Merger Agreement (including the appendices and exhibits thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

  13. Further Assurances. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

  14. Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

   If to Parent or Merger Sub, to:           If to Company, to:

   Onsale, Inc.                              Egghead.com, Inc.
   1350 Willow Road                          521 S.E. Chkalov Drive
   Menlo Park, CA 94025                      Vancouver, WA 98683
   Attention: Chief Executive Officer        Attention: Chief Executive Officer
   Telecopy No.: (650) 470-6990              Telecopy No.: (360) 816-7309

   with a copy to:                           with a copy to:

   Fenwick & West LLP                        Perkins Coie LLP
   Two Palo Alto Square                      1201 Third Avenue
   Palo Alto, California 94306               Seattle, WA 98103
   Attention: Gordon K. Davidson             Attention: David McShea
   David K. Michaels                         Ed Belsheim
   Telecopy No.: (650) 494-1417              Telecopy No.: (206) 583-8500

  16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

  17. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

  18. Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

  19. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

  20. Assignment. Neither Company nor Parent may sell, transfer, assign or otherwise dispose of (by operation of law or otherwise) any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other. Any purported assignment in violation of this Section shall be void. The rights and obligations hereunder shall inure to the benefit of and be binding upon any successor of a party hereto.

  21. WAIVER OF JURY TRIAL. EACH OF PARENT AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

  In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          Egghead.com, Inc.

                                          /s/ George P. Orban
                                          Name: George P. Orban
                                          Title: Chief Executive Officer

                                          Onsale, Inc.

                                          /s/ S. Jerrold Kaplan
                                          Name: S. Jerrold Kaplan
                                          Title: Chief Executive Officer and
                                           President

                            [Stock Option Agreement]

                                                                         ANNEX D


                         PARENT STOCK OPTION AGREEMENT

  This Stock Option Agreement (the "Agreement") is made and entered into as of July 13, 1999, between Egghead.com, Inc., a Washington corporation ("Company"), and Onsale, Inc., a Washington corporation ("Parent"). Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

                                    RECITALS

  A. Concurrently with the execution and delivery of this Agreement, Parent, Company and EO Corporation, a Washington corporation and a wholly owned subsidiary of Parent ("Merger Sub"), are entering into an Agreement and Plan of Merger (the "Merger Agreement"), that provides, among other things, upon the terms and subject to the conditions thereof, for Parent and Company to enter into a business combination transaction (the "Merger").

  B. As a condition to Company's willingness to enter into the Merger Agreement, Company has required that Parent agree, and Parent has so agreed, to grant to Company an option to acquire shares of Parent Common Stock ("Parent Shares"), upon the terms and subject to the conditions set forth herein.

  In consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

  1. Grant of Option. Parent hereby grants to Company an irrevocable option (the "Option"), exercisable following the occurrence of an Exercise Event (as defined in Section 2(a)), to acquire up to a number of Parent Shares equal to 19.9% of the shares of Parent Common Stock issued and outstanding as of the date, if any, upon which an Exercise Notice (as defined in Section 2(b) below) shall have been delivered (the "Option Shares"), in the manner set forth below by paying cash at a price of $22.50 per share (the "Exercise Price").

  2. Exercise of Option: Maximum Proceeds

    (a) For all purposes of this Agreement, an "Exercise Event" shall mean any of (i) the occurrence of a Parent Triggering Event (as such term is defined in the Merger Agreement), (ii) a public announcement of an Option Acquisition Proposal (as defined below) shall have been made prior to the date the Merger Agreement is terminated pursuant to the terms thereof (the "Merger Termination Date") and the occurrence of one or more of the following on or after the date of the announcement of such Option Acquisition Proposal: (1) the requisite vote of the stockholders of Parent in favor of the issuance of shares of Parent Common Stock pursuant to the Merger and the amendment of Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated by the Merger Agreement, shall not have been obtained at the Parent Stockholders' Meeting (as such term is defined in the Merger Agreement); (2) a tender offer or exchange offer for 15% or more of the outstanding shares of Parent Common Stock shall have been commenced (other than by Company or an affiliate of Company); or (3) for any reason Parent shall have failed to call and hold the Parent Stockholders' Meeting by the Outside Date (as defined in the Merger Agreement), or (iii) the commencement of a solicitation within the meaning of Rule 14a-1(l) by any person or entity other than Company or its Board of Directors (or any person or entity acting on behalf of Company or its Board of Directors) seeking to alter the composition of Parent's Board of Directors. For purposes of this Agreement, "Option Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Company) relating to any transaction or series of related transactions involving: (A) any purchase from Parent or acquisition by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of Parent or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the total outstanding voting securities of Parent or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Parent; (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 10% of the assets of Parent (other than in the ordinary course of business); or (C) any liquidation or dissolution of Parent.

    (b) Company may deliver to Parent a written notice (an "Exercise Notice") specifying that it wishes to exercise and close a purchase of Option Shares at any time following the occurrence of an Exercise Event and specifying the total number of Option Shares it wishes to acquire. Unless such Exercise Notice is withdrawn by Company, the closing of a purchase of Option Shares (a "Closing") specified in such Exercise Notice shall take place at the principal offices of Parent upon such date prior to the termination of the Option as may be designated by Company in writing.

    (c) The Option shall terminate upon the earliest to occur of (i) the Effective Time (as such term is defined in the Merger Agreement), (ii) termination of the Merger Agreement pursuant to either Section 7.1(a) or 7.1(c) thereof, or (iii) 14 months following the termination of the Merger Agreement under any other circumstances; provided, however, that if the Option is exercisable but cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated, or because any other condition to closing has not been satisfied, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal.

    (d) If Company receives proceeds in connection with any sales or other dispositions of Option Shares (including by selling Option Shares to Parent pursuant to Section 6(a) hereof) or the Option, plus any dividends (or equivalent distributions under Section 7(a) hereof) received by Company declared on Option Shares, less the Exercise Price multiplied by the number of Parent Shares purchased by Company pursuant to the Option, which, taken together with any Parent Termination Fee payable pursuant to Section 7.3(b) of the Merger Agreement, exceeds 5% of the Parent Equity Value (determined as of the close of business on the date immediately preceding the Closing), then all proceeds to Company in excess of such sum shall be promptly remitted in cash by Company to Parent. For the purposes of this Agreement, "Parent Equity Value" means the product of the average closing price of Parent Common Stock on the Nasdaq National Market over the five (5) trading days prior to the Closing, and the sum of: (A) all shares of Parent Common Stock that are outstanding as of the close of business on the date immediately preceding the Closing; (B) all shares of Parent Common Stock then issuable upon conversion of all shares of capital stock that is convertible into shares of Parent Common Stock; and (C) all shares of Parent Common Stock issuable upon conversion of all options and warrants to acquire Parent Common Stock that are then outstanding.

  3. Conditions to Closing. The obligation of Parent to issue Option Shares to Company hereunder is subject to the conditions that (a) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated; (b) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. It is understood and agreed that at any time during which Company shall be entitled to deliver to Parent an Exercise Notice, the parties will use their respective reasonable efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable.

  4. Closing. At any Closing, Parent shall deliver to Company a single certificate in definitive form representing the number of Parent Shares designated by Company in its Exercise Notice consistent with this Agreement, such certificate to be registered in the name of Company and to bear the legend set forth in Section 8 hereof, against delivery of payment by Company to Parent of the aggregate purchase price for Parent

Shares so designated and being purchased by delivery of a certified check, bank check or wire transfer of immediately available funds.

  5. Representations and Warranties of Parent. Parent represents and warrants to Company that (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Parent and consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Parent and constitutes a legal, valid and binding obligation of Parent and, assuming this Agreement constitutes a legal, valid and binding obligation of Company, is enforceable against Parent in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity; (d) except for any filings, authorizations, approvals or orders required under the HSR Act and any required filings under state securities, or "blue sky" laws, Parent has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Parent Shares for Company to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Parent Shares or other securities which may be issuable pursuant to Section 7(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement and payment therefor by Company, will be validly issued, fully paid and nonassessable; (e) upon delivery of Parent Shares and any other securities to Company upon exercise of the Option, Company will acquire such Parent Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Company; (f) the execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, (i) violate the Certificate of Incorporation or Bylaws of Parent, (ii) conflict with or violate any order applicable to Parent or any of its subsidiaries or by which they or any of their material property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any material property or assets of Parent or any of its subsidiaries pursuant to, any material contract or agreement to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their material property is bound or affected; and (g) the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except pursuant to the HSR Act.

  6. Registration Rights

    (a) Following the termination of the Merger Agreement, Company (sometimes referred to herein as the "Holder") may by written notice (a "Registration Notice") to Parent (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by the Holder pursuant to this Agreement (such shares requested to be registered the "Registrable Securities") in order to permit the sale or other disposition of such shares pursuant to a bona fide firm commitment underwritten public offering in which the Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable (a "Permitted Offering"); provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act or at such time as all of the Registrable Securities may be sold in any three month period pursuant to Rule 144 under the Securities Act. The Registration Notice shall include a certificate executed by the Holder and its proposed managing underwriter, which underwriter shall be an investment banking firm of internationally recognized standing reasonably acceptable to Parent (the "Manager"), stating that (i) the Holder and the Manager have a good faith intention to commence a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price equal to at least 80% of the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. The Registrant shall thereupon have the option exercisable by written notice delivered to the Holder within five business days after the receipt of the Registration Notice, irrevocably to agree to purchase all (but not less than all) of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities so purchased and (ii) the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the 20 trading days immediately preceding the date of the Registration Notice. Any such purchase of Registrable Securities by the Registrant hereunder shall take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant in such notice within 10 business days after delivery of such notice. The payment for the shares to be purchased shall be made by delivery at the time of such closing of the Option Price in immediately available funds.

    (b) If the Registrant does not elect to exercise its option to purchase pursuant to Section 6(a) with respect to all Registrable Securities, the Registrant shall use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) the Holder shall not be entitled to more than an aggregate of two effective registration statements hereunder, and provided further, that if the Registrant withdraws a filed registration statement at the request of the Holder (other than as the result of a material change in the Registrant's business or the Holder's learning of new material information concerning the Registrant), then such filing shall be deemed to have been an effective registration for purposes of this clause (i), (ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 45 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) the Registrant is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and such information would have to be disclosed if a registration statement were filed at that time; (B) the Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) the Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant and (iii) the Registrant will not be required to maintain the effectiveness of any such registration statement for a period greater than 90 days. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section 6 shall again be applicable to any proposed registration. The Registrant shall use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 6 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions until the Holder has sold or otherwise disposed of all of the securities subject to the registration statement; provided, however, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

    (c) The registration rights set forth in this Section 6 are subject to the condition that the Holder shall provide the Registrant with such information with respect to the Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to the Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder, including the identity of the Holder and the Holder's plan of distribution.

    (d) A registration effected under this Section 6 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant shall use all reasonable efforts to provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

    (e) Indemnification

     (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of
   Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by the Holder or director or officer or controlling person or underwriter seeking indemnification, provided, however, that the indemnity agreement contained in this subsection 6(e)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Registrant, which consent shall not be unreasonably withheld.

     (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder expressly for use therein, provided that in no event shall any indemnity under this Section 6(e) exceed the gross proceeds of the offering received by the Holder and provided further that the indemnity agreement contained in this subsection 6(e)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld.

     (iii) Each party entitled to indemnification under this Section 6(e) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this
   Section 6(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party shall be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which shall not be unreasonably withheld).

  7. Adjustment Upon Changes in Capitalization; Rights Plans

    (a) In the event of any change in Parent Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Company shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Company would have received in respect of Parent Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

    (b) Prior to such time as the Option is terminated, and at any time after the Option is exercised (in whole or in part, if at all), Parent shall not
  (i) adopt (or permit the adoption of) a stockholders rights plan that contains provisions for the distribution or exercise of rights thereunder as a result of Company or any affiliate or transferee being the beneficial owner of shares of Parent by virtue of the Option being exercisable or having been exercised (or as a result of beneficially owning shares issuable in respect of any Option Shares), or (ii) take any other action which would prevent or disable Company from exercising its rights under this Agreement or enjoying the full rights and privileges possessed by other holders of Parent Common Stock generally.

  8. Restrictive Legends. Each certificate representing Option Shares issued to Company hereunder (other than certificates representing shares sold in a registered public offering pursuant to Section 6) shall include a legend in substantially the following form:

  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE PARENT STOCK OPTION AGREEMENT DATED AS OF JULY 13, 1999, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

  9. Listing and HSR Filing. Parent, upon the request of Company, shall promptly file an application to list Parent Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its reasonable efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto shall promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of Parent Shares subject to the Option at the earliest possible date.

  10. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement.

  11. Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

  12. Entire Agreement. This Agreement and the Merger Agreement (including the appendices and exhibits thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

  13. Further Assurances. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

  14. Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

   If to Company or Merger
   Sub, to:                    If to Parent, to:

   Egghead.com, Inc.           Onsale, Inc.
   521 S.E. Chkalov Drive      1350 Willow Road
   Vancouver, WA 98683         Menlo Park, CA 94025
   Attention: Chief Executive
    Officer                    Attention: Chief Executive Officer
   Telecopy No.: (360) 816-
    7309                       Telecopy No.: (650) 473-6990

   with a copy to:             with a copy to:

   Perkins Coie LLP            Fenwick & West LLP
   1201 Third Avenue           Two Palo Alto Square
   Seattle, WA 98103           Palo Alto, California 94306
   Attention: David McShea,
    Ed Belsheim                Attention: Gordon K. Davidson, David K. Michaels
   Telecopy No.: (206) 583-
    8500                       Telecopy No.: (650) 494-1417

  16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

  17. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

  18. Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

  19. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

  20. Assignment. Neither Parent nor Company may sell, transfer, assign or otherwise dispose of (by operation of law or otherwise) any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other. Any purported assignment in violation of this Section shall be void. The rights and obligations hereunder shall inure to the benefit of and be binding upon any successor of a party hereto.

  21. WAIVER OF JURY TRIAL. EACH OF COMPANY AND PARENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF COMPANY OR PARENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

  In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          Onsale, inc.

                                          Name: S. Jerrold Kaplan
                                          Title: Chief Executive Officer and
                                           President

                                          Egghead.com, inc.

                                          Name: George P. Orban
                                          Title: Chief Executive Officer

                        [Parent Stock Option Agreement]

                                                                         ANNEX E

                            COMPANY VOTING AGREEMENT

  This Voting Agreement (this "Agreement") is entered into as of July 13, 1999 (the "Agreement Date") by and between Onsale, Inc., a Delaware corporation ("Parent"), and [name of stockholder] ("Stockholder").

                                    RECITALS

  A. Parent, Egghead.com, Inc., a Washington corporation (the "Company") and EO Corporation, a Washington corporation and a wholly-owned subsidiary of Parent ("Sub") are entering into an Agreement and Plan of Merger dated as of July 13, 1999, as such may be hereafter amended from time to time (the "Plan") which provides (subject to the conditions set forth therein) for the merger of Sub with and into Company (the "Merger") with Company to survive the Merger. Upon the effectiveness of the Merger, the outstanding shares of Company's Common Stock will be converted into shares of the Common Stock of Parent and outstanding options to purchase shares of Company's Common Stock will be assumed by Parent, all as more particularly set forth in the Plan. Capitalized terms used but not otherwise defined in this Agreement will have the same meanings ascribed to such terms in the Plan.

  B. As of the Agreement Date, Stockholder owns in the aggregate (including shares held both beneficially and of record and other shares held either beneficially or of record) the number of shares of Company's Common Stock set forth below Stockholder's name on the signature page of this Agreement (all such shares, together with any shares of Company's Common Stock or any other shares of capital stock of Company that may hereafter be acquired by Stockholder, being collectively referred to herein as the "Subject Shares"). If, between the Agreement Date and the Expiration Date (as defined in Section
1.1 below), the outstanding shares of Company's Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the shares constituting the Subject Shares shall be appropriately adjusted, and shall include any shares or other securities of Company issued on, or with respect to, the Subject Shares in such a transaction.

  C. As a condition to the willingness of Parent and Sub to enter into the Plan, Parent and Sub have required that Stockholder agree, and in order to induce Parent and Sub to enter into the Plan, Stockholder has agreed, to enter into this Agreement.

  In consideration of the facts recited above, the parties to this Agreement, intending to be legally bound by this Agreement, now hereby agree as follows:

SECTION 1. TRANSFER OF SUBJECT SHARES

  1.1 No Transfer of Voting Rights.

    (a) Stockholder covenants and agrees that, prior to the Expiration Date, Stockholder will not deposit any of the Subject Shares into a voting trust or grant a proxy or enter into an agreement of any kind with respect to any of the Subject Shares, except for the Proxy called for by Section 2.2 of this Agreement and except for any other proxy granted by Stockholder to Parent.

    (b) As used in this Agreement, the term "Expiration Date" shall mean the earlier of (i) the date upon which the Plan is validly terminated in accordance with the provisions of Article VII of the Plan or (ii) the Effective Time of the Merger.

  1.2 Compliance with Company Affiliate Agreement. If Stockholder is party to a Company Affiliate Agreement, Stockholder will comply with the terms of such Company Affiliate Agreement.

SECTION 2. VOTING OF SUBJECT SHARES

  2.1 Agreement. Stockholder hereby agrees that, prior to the Expiration Date, at any meeting of the shareholders of Company, however called, and in any action taken by the written consent of shareholders of Company without a meeting, unless otherwise directed in writing by Parent, Stockholder shall vote the Subject Shares:

    (a) in favor of the Merger, the execution and delivery by Company of the Plan and the adoption and approval of the terms thereof and in favor of each of the other actions and transactions contemplated by the Plan and any action required in furtherance hereof and thereof; and

    (b) in favor of the waiver (by amendment of any such agreement or otherwise), effective as of immediately prior to the effectiveness of the Merger, of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights of Stockholder under any agreement, arrangement or understanding applicable to the Subject Shares, to the extent that the same may apply to the Merger or any other actions or transactions contemplated by the Plan.

Prior to the Expiration Date, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause "(a)" or "(b)" of this Section 2.1.

  2.2 Proxy. Contemporaneously with the execution of this Agreement, Stockholder shall deliver to Parent a proxy with respect to the Subject Shares in the form attached hereto as Exhibit 1, which proxy shall be irrevocable to the fullest extent permitted by applicable law (the "Proxy").

SECTION 3. WAIVERS

  3.1 Appraisal Rights. Stockholder hereby agrees not to exercise any rights of appraisal and any dissenters' rights that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

  3.2 Other Rights. Stockholder hereby waives any rights of first refusal, rights of first offer, rights to notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, and similar rights of Stockholder under any agreement, arrangement of understanding applicable to the Subject Shares, in each case as the same may apply to the execution and delivery of the Plan and the consummation of the Merger and the other actions and transactions contemplated by the Plan.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

  Stockholder hereby represents and warrants to Parent as follows:

  4.1 Due Organization, Authorization, etc. Stockholder has all requisite power and capacity to execute and deliver this Agreement and to perform Stockholder's obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  4.2 No Conflicts, Required Filings and Consents.

    (a) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not: (i) conflict with or violate any order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder's properties or Subject Shares is bound or affected; or (ii) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, restriction, adverse claim, option on, right to acquire, or any encumbrance or security interest in or to, any of the Subject Shares pursuant to, any written, oral or other agreement, contract or legally binding commitment to which Stockholder is a party or by which Stockholder or any of Stockholder's properties (including but not limited to the Subject Shares) is bound or affected.

    (b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any written, oral or other agreement, contract or legally binding commitment of any third party.

  4.3 Title to Subject Shares. As of the Agreement Date, Stockholder beneficially owns the Subject Shares set forth under Stockholder's name on the signature page hereof and does not directly or indirectly own, either beneficially or of record, any shares of capital stock of Company, or rights to acquire any shares of capital stock of Company, other than the Subject Shares set forth below Stockholder's name on the signature page hereof.

  4.4 Other Rights. Stockholder is not entitled to any rights of first refusal, rights of first offer, rights to notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase or similar rights of Stockholder under any agreement, arrangement of understanding applicable to the Subject Shares, except as disclosed in the Company Disclosure Letter and defined in the Merger Agreement.

  4.5 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

SECTION 5. MISCELLANEOUS

  5.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

  5.2 Governing Law. The internal laws of the State of Washington (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

  5.3 Assignment, Binding Effect, Third Parties. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of (i) Stockholder and Stockholder's heirs, successors and assigns and (ii) Parent and its successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the parties hereto or their respective heirs, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  5.4 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

  5.5 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

  5.6 Amendment; Waiver. This Agreement may be amended by the written agreement of the parties hereto. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement will be effective unless such waiver is set forth in a writing signed by such party. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

  5.7 Notices. All notices and other communications required or permitted under this Agreement will be in writing and will be either hand delivered in person, sent by telecopier, sent by certified or registered first class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications will be effective upon receipt if hand delivered or sent by telecopier, three (3) days after mailing if sent by mail, and one (l) business day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section:

   If to Stockholder:                           If to Parent:
   At the address set forth below Stockholder's Onsale, Inc.
   signature on the signature page hereto;      1350 Willow Road
                                                Menlo Park, CA 94025
                                                Attn: Chief Executive Officer

or to such other address as a party designates in a writing delivered to each of the other parties hereto.

  5.8 Entire Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party hereto unless made in writing and signed by both parties hereto. The parties hereto waive trial by jury in any action at law or suit in equity based upon, or arising out of, this Agreement or the subject matter hereof.

  5.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedy to which Parent is entitled at law or in equity, Parent shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any California court or in any other court of competent jurisdiction.

  5.10 Other Agreements. Nothing in this Agreement shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under any other agreement.

  5.11 Construction. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. Unless otherwise indicated herein, all references in this Agreement to "Sections" refer to sections of this Agreement. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.

        [The remainder of this page has been left blank intentionally.]

  IN WITNESS WHEREOF, Parent and Stockholder have caused this Agreement to be executed as of the Agreement Date first written above.

PARENT                                      STOCKHOLDER
By: _______________________________________ Name: _____________________________________
                                                           (Please Print)
Title: ____________________________________ By: _______________________________________
                                                            (Signature)
                                            Title: ____________________________________
                                            Number of Shares Owned: ___________________
                                            Address: __________________________________
                                            ___________________________________________
                                            ___________________________________________
                                            Facsimile: (   ) __________________________

                  [Signature Page to Company Voting Agreement]

                                                 EXHIBIT "1" TO VOTING AGREEMENT

                               IRREVOCABLE PROXY

  The undersigned shareholder of Egghead.com, Inc. a Washington corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes S. Jerrold Kaplan, John E. Labbett and/or Onsale, Inc., a Delaware corporation ("Parent"), and each of them, the attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the fullest extent of the undersigned's rights with respect to (i) the shares of capital stock of Company owned by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy and (ii) any and all other shares of capital stock of Company which the undersigned may acquire after the date hereof. (The shares of the capital stock of Company referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares (other than any proxies granted to Parent) are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares, except for such proxies as the undersigned shareholder may give in connection with the Company's 1999 Annual Meeting of Shareholders with respect to proposals or matters unrelated to the Plan and the Merger.

  This proxy is irrevocable, is coupled with an interest and is granted in connection with that certain Voting Agreement, dated as of the date hereof, between Parent and the undersigned (the "Voting Agreement"), and is granted in consideration of Parent entering into the Agreement and Plan of Merger, dated as of July 13, 1999, among Parent, EO Corporation., a Washington corporation and wholly-owned subsidiary of Parent, and Company (the "Plan"). Capitalized terms used but not otherwise defined in this proxy have the meanings ascribed to such terms in the Plan.

  The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the Expiration Date (as defined in the Voting Agreement) at any meeting of the shareholders of Company, however called, or in any action by written consent of shareholders of Company:

    (i) in favor of the Plan and the Merger, the execution and delivery by Company of the Plan, the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Plan, and any action required in furtherance hereof and thereof; and

    (ii) in favor of the waiver (by amendment of any such agreement or otherwise), effective immediately prior to the effectiveness of the Merger, of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights of Stockholder under any agreement, arrangement or understanding applicable to the Shares, to the extent that the same may apply to the Merger or any other actions or transactions contemplated by the Plan.

  The undersigned stockholder may vote the Shares on all other matters not described in the foregoing subparagraph (i) and (ii) above.

  Prior to the Expiration Date (as such term is defined in the Voting Agreement), at any meeting of the shareholders of Company, however called, and in any action by written consent of shareholders of Company, the attorneys and proxies named above may, in their sole discretion, elect to abstain from voting on any matter covered by the foregoing subparagraphs (i) and (ii) above.

  This proxy and any obligation of the undersigned hereunder shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares).

  This proxy shall terminate upon the Expiration Date (as defined in the Voting Agreement).

Dated: July 13, 1999

                                          Name: _______________________________

                                          By: _________________________________

                                          Title (If Applicable): ______________

                                                                         ANNEX F

                            PARENT VOTING AGREEMENT

  This Voting Agreement (this "Agreement") is entered into as of July 13, 1999 (the "Agreement Date") by and between Egghead.com, Inc., a Washington corporation (the "Company") and [name of stockholder] ("Stockholder").

                                    RECITALS

  A. Onsale, Inc., a Delaware corporation (the "Parent"), Company and EO Corporation., a Washington corporation and a wholly-owned subsidiary of Parent ("Sub") are entering into an Agreement and Plan of Merger dated as of July 13, 1999, as such may be hereafter amended from time to time (the "Plan") which provides (subject to the conditions set forth therein) for the merger of Sub with and into Company (the "Merger") with Company to survive the Merger. Upon the effectiveness of the Merger, the outstanding shares of Company's Common Stock will be converted into shares of the Common Stock of Parent and outstanding options to purchase shares of Company's Common Stock will be assumed by Parent, all as more particularly set forth in the Plan. Capitalized terms used but not otherwise defined in this Agreement will have the same meanings ascribed to such terms in the Plan.

  B. As of the Agreement Date, Stockholder owns in the aggregate (including shares held both beneficially and of record and other shares held either beneficially or of record) the number of shares of Parent's Common Stock set forth below Stockholder's name on the signature page of this Agreement (all such shares, together with any shares of Parent's Common Stock or any other shares of capital stock of Parent that may hereafter be acquired by Stockholder, being collectively referred to herein as the "Subject Shares"). If, between the Agreement Date and the Expiration Date (as defined in Section
1.1 below), the outstanding shares of Parent's Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the shares constituting the Subject Shares shall be appropriately adjusted, and shall include any shares or other securities of Parent issued on, or with respect to, the Subject Shares in such a transaction.

  C. As a condition to the willingness of Company to enter into the Plan, Company has required that Stockholder agree, and in order to induce Company to enter into the Plan, Stockholder has agreed, to enter into this Agreement.

  In consideration of the facts recited above, the parties to this Agreement, intending to be legally bound by this Agreement, now hereby agree as follows:

SECTION 1. TRANSFER OF SUBJECT SHARES

  1.1 No Transfer of Voting Rights.

    (a) Stockholder covenants and agrees that, prior to the Expiration Date, Stockholder will not deposit any of the Subject Shares into a voting trust or grant a proxy or enter into an agreement of any kind with respect to any of the Subject Shares, except for the Proxy called for by Section 2.2 of this Agreement and except for any other proxy granted by Stockholder to Company.

    (b) As used in this Agreement, the term "Expiration Date" shall mean the earlier of (i) the date upon which the Plan is validly terminated in accordance with the provisions of Article VII of the Plan or (ii) the Effective Time of the Merger.

  1.2 Compliance with Parent Affiliate Agreement. If Stockholder is a party to a Parent Affiliate Agreement, Stockholder will comply with the terms of such Parent Affiliate Agreement.

SECTION 2. VOTING OF SUBJECT SHARES

  2.1 Agreement. Stockholder hereby agrees that, prior to the Expiration Date, at any meeting of the stockholders of Parent, however called, and in any action taken by the written consent of stockholders of Company without a meeting, unless otherwise directed in writing by Company, Stockholder shall vote the Subject Shares:

    (a) in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger and an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated by the Plan, subject to and upon consummation of the Merger and, to the extent that approval by Parent's stockholders is required under the Delaware General Corporation Law, in favor of the Plan and the Merger, the execution and delivery by Parent of the Plan and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Plan, and any action required in furtherance hereof and thereof; and

    (b) in favor of the waiver (by amendment of any such agreement or otherwise), effective as of immediately prior to the effectiveness of the Merger, of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights of Stockholder under any agreement, arrangement or understanding applicable to the Subject Shares, to the extent that the same may apply to the Merger or any other actions or transactions contemplated by the Plan.

Prior to the Expiration Date, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause "(a)" or "(b)" of this Section 2.1.

  2.2 Proxy. Contemporaneously with the execution of this Agreement, Stockholder shall deliver to Company a proxy with respect to the Subject Shares in the form attached hereto as Exhibit 1, which proxy shall be irrevocable to the fullest extent permitted by applicable law (the "Proxy").

SECTION 3. WAIVERS

  3.1 Appraisal Rights. Stockholder hereby agrees not to exercise any rights of appraisal and any dissenters' rights that Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

  3.2 Other Rights. Stockholder hereby waives any rights of first refusal, rights of first offer, rights to notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, and similar rights of Stockholder under any agreement, arrangement of understanding applicable to the Subject Shares, in each case as the same may apply to the execution and delivery of the Plan and the consummation of the Merger and the other actions and transactions contemplated by the Plan.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

  Stockholder hereby represents and warrants to Company as follows:

  4.1 Due Organization, Authorization, etc. Stockholder has all requisite power and capacity to execute and deliver this Agreement and to perform Stockholder's obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  4.2 No Conflicts, Required Filings and Consents.

    (a) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not: (i) conflict with or violate any order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder's properties or Subject Shares is bound or affected; or (ii) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, restriction, adverse claim, option on, right to acquire, or any encumbrance or security interest in or to, any of the Subject Shares pursuant to, any written, oral or other agreement, contract or legally binding commitment to which Stockholder is a party or by which Stockholder or any of Stockholder's properties (including but not limited to the Subject Shares) is bound or affected.

    (b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any written, oral or other agreement, contract or legally binding commitment of any third party.

  4.3 Title to Subject Shares. As of the Agreement Date, Stockholder beneficially owns the Subject Shares set forth under Stockholder's name on the signature page hereof and does not directly or indirectly own, either beneficially or of record, any shares of capital stock of Parent or rights to acquire any shares of capital stock of Parent, other than the Subject Shares set forth below Stockholder's name on the signature page hereof.

  4.4 Other Rights. Stockholder is not entitled to any rights of first refusal, rights of first offer, rights to notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase or similar rights under any agreement, arrangement of understanding applicable to the Subject Shares, except as disclosed in the Parent Disclosure Letter (as defined in the Merger Agreement).

  4.5 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

SECTION 5. MISCELLANEOUS

  5.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

  5.2 Governing Law. The internal laws of the State of Delaware (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

  5.3 Assignment, Binding Effect, Third Parties. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of (i) Stockholder and Stockholder's heirs, successors and assigns and (ii) Company and its successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the parties hereto or their respective heirs, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  5.4 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

  5.5 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

  5.6 Amendment; Waiver. This Agreement may be amended by the written agreement of the parties hereto. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement will be effective unless such waiver is set forth in a writing signed by such party. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

  5.7 Notices. All notices and other communications required or permitted under this Agreement will be in writing and will be either hand delivered in person, sent by telecopier, sent by certified or registered first class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications will be effective upon receipt if hand delivered or sent by telecopier, three (3) days after mailing if sent by mail, and one (l) business day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section:

   If to Stockholder:                         If to Company:

   At the address set forth below
    Stockholder's                             Egghead.com, Inc.
   signature on the signature page hereto;    521 S.E. Chkalov Drive
                                              Vancouver, WA 98683
                                              Attn: Chief Executive Officer

or to such other address as a party designates in a writing delivered to each of the other parties hereto.

  5.8 Entire Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party hereto unless made in writing and signed by both parties hereto. The parties hereto waive trial by jury in any action at law or suit in equity based upon, or arising out of, this Agreement or the subject matter hereof.

  5.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedy to which Company is entitled at law or in equity, Company shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Washington court or in any other court of competent jurisdiction.

  5.10 Other Agreements. Nothing in this Agreement shall limit any of the rights or remedies of Company or any of the obligations of Stockholder under any other agreement.

  5.11 Construction. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. Unless otherwise indicated herein, all references in this Agreement to "Sections" refer to sections of this Agreement. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.


        [The remainder of this page has been left blank intentionally.]

  IN WITNESS WHEREOF, Company and Stockholder have caused this Agreement to be executed as of the Agreement Date first written above.

COMPANY                                   STOCKHOLDER

By: _________________________________     Name: _______________________________
                                                      (Please Print)

Title: ______________________________     By: _________________________________
                                                       (Signature)

                                          Title: ______________________________

                                          Number of Shares Owned: _____________

                                          Address: ____________________________

                                          _____________________________________

                                          _____________________________________

                                          Facsimile: (   ) ____________________




                      [Signature Page to Voting Agreement]

                                                 EXHIBIT "1" TO VOTING AGREEMENT

                               IRREVOCABLE PROXY

  The undersigned stockholder of Onsale, Inc., a Delaware corporation (the "Parent"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes George P. Orban, Brian Bender and/or Egghead.com, Inc., a Washington corporation ("Company"), and each of them, the attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the fullest extent of the undersigned's rights with respect to (i) the shares of capital stock of Parent owned by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy and (ii) any and all other shares of capital stock of Parent which the undersigned may acquire after the date hereof. (The shares of the capital stock of Parent referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares (other than any proxies granted to Company) are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares.

  This proxy is irrevocable, is coupled with an interest and is granted in connection with that certain Parent Voting Agreement, dated as of the date hereof, between Company and the undersigned (the "Voting Agreement"), and is granted in consideration of Company entering into the Agreement and Plan of Merger, dated as of July 13, 1999, among Parent, EO Corporation, a Washington corporation and wholly-owned subsidiary of Parent, and Company ("Plan"). Capitalized terms used but not otherwise defined in this proxy have the meanings ascribed to such terms in the Plan.

  The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the Expiration Date (as defined in the Voting Agreement) at any meeting of the stockholders of Parent, however called, or in any action by written consent of stockholders of Parent:

    (i) in favor of the issuance of the shares of Parent Common Stock pursuant to the Merger and an amendment to Parent's Certificate of Incorporation to change the name of Parent to "Egghead.com, Inc.," effective at the Effective Time, and to increase the authorized number of shares of Parent Common Stock so as to permit the transactions contemplated by the Plan, subject to and upon consummation of the Merger and, to the extent that approval by Parent's stockholders is required under the Delaware General Corporation Law, in favor of the Plan and the Merger, the execution and delivery by Parent of the Plan and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Plan, and any action required in furtherance hereof and thereof; and

    (ii) in favor of the waiver (by amendment of any such agreement or otherwise) of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tagalong rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights of Stockholder under any agreement, arrangement or understanding applicable to the Shares, to the extent that the same may apply to the Merger or any other actions or transactions contemplated by the Plan.

  The undersigned stockholder may vote the Shares on all other matters not described in the foregoing subparagraph (i) and (ii) above.

  Prior to the Expiration Date (as such term is defined in the Voting Agreement), at any meeting of the stockholders of Parent, however called, and in any action by written consent of stockholders of Parent, the attorneys and proxies named above may, in their sole discretion, elect to abstain from voting on any matter covered by the foregoing subparagraphs (i) and (ii) above.

  This proxy and any obligation of the undersigned hereunder shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares).

  This proxy shall terminate upon the Expiration Date (as defined in the Voting Agreement).

Dated: July 13, 1999

                                          Name: _______________________________

                                          By: _________________________________

                                          Title (If Applicable): ______________

                                                                         ANNEX G

                                                                   July 13, 1999

Board of Directors
Onsale, Inc.
1350 Willow Road
Menlo Park, California 94025

Members of the Board:

  We understand that Onsale, Inc. ("Onsale"), Egghead.com, Inc. ("Egghead"), and EO Corporation ("Merger Sub"), a wholly-owned subsidiary of Onsale, propose to enter into an Agreement and Plan of Reorganization, substantially in the form of the draft dated July 12, 1999 (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of Merger Sub with and into Egghead. Pursuant to the Merger, Egghead will become a wholly-owned subsidiary of Onsale and each outstanding share of common stock, par value $0.01 per share, (the "Egghead Common Stock"), of Egghead, other than shares held in treasury or held by Onsale or any affiliate of Onsale or Egghead or as to which dissenters' rights have been perfected, will be converted into the right to receive 0.565 shares (the "Exchange Ratio") of common stock, par value $0.001 per share, of Onsale (the "Onsale Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Onsale.

  For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of Onsale and Egghead;

    (ii) reviewed certain internal financial statements, certain financial estimates and other financial and operating data concerning Onsale and Egghead prepared by the managements of Onsale and Egghead, respectively;

    (iii) discussed the past and current operations and financial condition and the prospects of Onsale, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Onsale;

    (iv) discussed the past and current operations and financial condition and the prospects of Egghead, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Egghead;

    (v) reviewed the pro forma impact of the Merger on the earnings per share of Onsale;

    (vi) reviewed the reported prices and trading activity for the Onsale Common Stock and Egghead Common Stock;

    (vii) compared the financial performance of Onsale and Egghead and the prices and trading activity of the Onsale Common Stock and Egghead Common Stock with that of certain other publicly-traded companies and their securities;

    (viii) reviewed and discussed with the senior managements of Onsale and Egghead their strategic rationales for the Merger;

    (ix) participated in discussions and negotiations among representatives of Onsale and Egghead and their financial and legal advisors;

    (x) reviewed the draft Merger Agreement and certain related agreements;
  and

    (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

Board of Directors
July 13, 1999
Page 2


  We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements and other financial and operating data, and discussions relating to the strategic, financial and operational benefits anticipated from the Merger provided by Onsale and Egghead, we have assumed that they have, in each case, been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Onsale and Egghead. We have relied upon the assessment by the managements of Onsale and Egghead of their ability to retain key employees of Onsale and Egghead. We have also relied upon, without independent verification, the assessment by the managements of Onsale and Egghead of: (i) the strategic and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of Onsale and Egghead; and (iii) the validity of, and risks associated with, Onsale's and Egghead's existing and future technologies, services or business models. We have not made any independent valuation or appraisal of the assets or liabilities or technology of Onsale and Egghead, nor have we been furnished with any such appraisals. In addition, we have assumed that the Merger will be treated as a tax-free reorganization and/or exchange each pursuant to the Internal Revenue Code of 1986 and will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Board of Directors of Onsale in connection with this transaction and will receive a fee for our services. In the ordinary course of our business we may actively trade the securities of Onsale and Egghead for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of Onsale, except that this opinion may be included in its entirety in any filing made by Onsale with the Securities and Exchange Commission in respect of the transaction. In addition, this opinion does not in any manner address the prices at which the Onsale Common Stock will actually trade at any time and we express no recommendation or opinion as to how the holders of Onsale Common Stock should vote at the stockholders' meeting held in connection with the Merger.

  Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Onsale.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                             /s/ Mark S. Menell
                                          By: _________________________________
                                            Mark S. Menell
                                            Principal

                                                                         ANNEX H

Confidential
The Board of Directors
Egghead.com, Inc.
521 S.E. Chkalov Drive
Vancouver, WA 98683

                                                                   July 13, 1999

Ladies and Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of Egghead.com, Inc. ("Egghead" or the "Company") of the Exchange Ratio (as defined below) in the proposed merger of EO Corporation ("Merger Sub"), a wholly owned subsidiary of Onsale, Inc. ("Onsale"), with and into Egghead (the "Proposed Transaction") pursuant to the Agreement and Plan of Merger, among Onsale, Merger Sub, and Egghead (the "Agreement").

  We understand that the terms of the Agreement provide, among other things, that each issued and outstanding share of Common Stock shall be converted into the right to receive 0.565 shares of common stock of Onsale (the "Exchange Ratio"), as more fully set forth in the Agreement. For purposes of this opinion, we have assumed that the Proposed Transaction will qualify as a tax-free reorganization under the United States Internal Revenue Code for the shareholders of the Company and that the Proposed Transaction will be accounted for as a pooling of interests.

  Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Egghead in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

  In the past, we have provided investment banking and other financial advisory services to Egghead and Onsale and have received fees for rendering these services. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Egghead and Onsale and receives customary compensation in connection therewith, and also provides research coverage for Egghead and Onsale. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Egghead and Onsale for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Onsale.

  In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

    (i) reviewed the publicly available financial statements of Onsale for recent years and interim periods to date and certain other relevant financial and operating data of Onsale (including its capital structure) made available to us from published sources and from the internal records of Onsale;

    (ii) reviewed certain internal financial and operating information, including certain projections, relating to Onsale prepared by the management of Onsale;

    (iii) discussed the business, financial condition and prospects of Onsale with certain members of senior management;

    (iv) reviewed the publicly available financial statements of Egghead for recent years and interim periods to date and certain other relevant financial and operating data of Egghead made available to us from published sources and from the internal records of Egghead;

    (v) reviewed certain internal financial and operating information, including certain projections, relating to Egghead prepared by the senior management of Egghead;

    (vi) discussed the business, financial condition and prospects of Egghead with certain members of senior management;

    (vii) reviewed the recent reported prices and trading activity for the common stocks of Onsale and Egghead and compared such information and certain financial information for Onsale and Egghead with similar information for certain other companies engaged in businesses we consider comparable;

    (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

    (ix) reviewed a draft of the Agreement;

    (x) discussed the tax and accounting treatment of the Proposed Transaction with Onsale and Egghead and Onsale's and Egghead's lawyers and accountants; and

    (xi) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

  In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Onsale or Egghead considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Onsale or Egghead, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Onsale and Egghead. For purposes of this opinion, we have assumed that neither Onsale nor Egghead is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Onsale common stock will trade subsequent to the Effective Time (as defined in the Agreement). In rendering this opinion, we have assumed that the proposed merger will be consummated substantially on the terms discussed in the Agreement, without any waiver of any material terms or conditions by any party thereto.

  It is understood that this letter is for the information of the Board of Directors in connection with their evaluation of the Proposed Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the Proxy Statement. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transaction.

  Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the Exchange Ratio in the Proposed Transaction is fair to the holders of the outstanding shares of Common Stock from a financial point of view.

                                          Very truly yours,

                                          Hambrecht & Quist LLC

                                            /s/ Paul B. Cleveland
                                          By: _________________________________
                                            Paul B. Cleveland
                                            Managing Director

                                                                         ANNEX I

           CHAPTER 23B.13 OF THE WASHINGTON BUSINESS CORPORATION ACT

                              (DISSENTERS' RIGHTS)

23B.13.010 Definitions

  As used in this chapter:

  (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

  (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

  (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

  (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

  (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

  (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

  (7) "Shareholder" means the record shareholder or the beneficial shareholder.

23B.13.020 Right to Dissent

  (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

    (a) Consummation of a plan of merger to which the corporation is a party
  (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

    (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

    (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

    (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

    (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

  (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

    (a) The proposed corporate action is abandoned or rescinded;

    (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

    (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

23B.13.030 Dissent by Nominees and Beneficial Owners

  (1) A record shareholder may assert dissenters' rights as to fewer than all shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

  (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

    (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

    (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200 Notice of Dissenters' Rights

  (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

  (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

23B.13.210 Notice of Intent to Demand Payment

  (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

  (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

23B.13.220 Dissenters' Notice

  (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

  (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

    (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

    (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

    (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

    (e) Be accompanied by a copy of this chapter.

23B.13.230 Duty to Demand Payment

  (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

  (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

  (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

23B.13.240 Share Restrictions

  (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

  (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250 Payment

  (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

  (2) The payment must be accompanied by:

    (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    (b) An explanation of how the corporation estimated the fair value of the shares;

    (c) An explanation of how the interest was calculated;

    (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

    (e) A copy of this chapter.

23B.13.260 Failure to Take Action

  (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

  (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270 After-acquired Shares

  (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

  (2) To the extent the corporation elects to withhold payment under subsection
(1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

23B.13.280 Procedure if Shareholder Dissatisfied with Payment or Offer

  (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

    (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

    (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

    (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

  (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

23B.13.300 Court Action

  (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

  (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

  (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

  (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

  (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

  (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310 Court Costs and Counsel Fees

  (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

  (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

    (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

    (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

  (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

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                                                                      1612-spe99